Exhibit 99.1

These materials are important and require your immediate attention. They require securityholders of Absolute Software Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a holder of Securities and have any questions or require more information with regard to voting your Securities, please contact Absolute Software Corporation’s proxy solicitation agent and shareholder communications advisor, Laurel Hill, either, by calling toll-free in North America at 1-877-452-7184 or 1-416-304-0211 outside of North America or by email at assistance@laurelhill.com.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

to be held on June 29, 2023

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

ABSOLUTE SOFTWARE CORPORATION.

and

1414364 B.C. LTD.

THE BOARD OF DIRECTORS OF ABSOLUTE SOFTWARE CORPORATION HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF ABSOLUTE SOFTWARE CORPORATION AND IS FAIR TO THE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

May 26, 2023

Dear Securityholders:

The board of directors (the “Board”) of Absolute Software Corporation (“Absolute” or the “Company”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Company (the “Shareholders”), holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units (“RSUs”) of the Company (the “RSU Holders”), the holders of performance share units (“PSUs”) of the Company (the “PSU Holders”) and the holders of deferred share units (“DSUs”, collectively with the Shares, Options, RSUs and PSUs, the “Securities”) of the Company (the “DSU Holders”, collectively with the Shareholders, Optionholders, RSU Holders and PSU Holders, the “Securityholders”), to be held at 10:00 a.m. (Vancouver time) on June 29, 2023 at Suite 3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5.

The Arrangement and Premium Consideration

At the Meeting, Securityholders will be asked to vote on a special resolution to approve an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) under which, among other things, 1414364 B.C. LTD. (the “Purchaser”), will acquire all of the outstanding Shares for a cash consideration of US$11.50 per Share (the “Per Share Consideration”) for an aggregate consideration of approximately US$657 million (the “Consideration”).

The Consideration represents a premium of approximately 34% to the closing price of the Shares on the Nasdaq Global Market (“NASDAQ”) on May 10, 2023, and a premium of approximately 38% to the Company’s 30-day volume-weighted average price (“VWAP”) of the Shares on the NASDAQ for the period ending on May 10, 2023, being the last trading day on the NASDAQ prior to the execution of the Arrangement Agreement.

Benefits of the Arrangement for Securityholders

The Arrangement is the outcome of a comprehensive review process conducted under the direction of the Board, with the assistance of a special committee composed entirely of independent directors (the “Special Committee”). In evaluating and approving the Arrangement and in making their determinations and recommendations, the Board and Special Committee gave careful consideration to the current and expected future business of Absolute and the terms of the arrangement agreement made as of May 10, 2023 (the “Arrangement Agreement”) and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•

Premium. The Consideration represents a premium of approximately 34% to the closing price of the Shares on the NASDAQ on May 10, 2023, and a premium of approximately 38% to the Company’s 30-day VWAP of the Shares on the NASDAQ for the period ending on May 10, 2023.

•

Compelling Value Relative to Alternatives. The Board conducted a pre-signing market check process involving outreach to potential strategic and financial counterparties for financing or acquisition transactions. The Special Committee determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, taking into account, among other things, those parties’ strategic rationale, preferred form of transaction, access to capital, and their ability to execute in a timely manner. The Special Committee and the Board also considered the Company’s standalone business strategy in the context of current economic and market conditions and current management projections and concluded that the Arrangement would provide greater and more certain value to Shareholders than would reasonably be expected from the continued execution of the Company’s strategic plan.

•

Certainty and Immediate Liquidity. The Consideration of US$11.50 per Share provides certainty, immediate value and liquidity to our Shareholders while eliminating the effect on our Shareholders of likely further dilution, long-term business and execution risk or to financial markets or economic conditions.

•

Opinion of Perella Weinberg. On May 10, 2023, Perella Weinberg Partners LP (“Perella Weinberg”) rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders.

•

RJ Fairness Opinion. The Fairness Opinion delivered Raymond James Ltd. (“RJ” or “Raymond James”) to the Special Committee that, subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. RJ was paid a fixed fee for its Fairness Opinion and is not receiving any compensation contingent upon completion of the Arrangement.

•

Supported by Directors and Senior Management. Pursuant to support and voting agreements, the directors and senior executive officers of the Company have agreed to vote all of their Securities in favour of the Arrangement.

See “Background and Reasons for the Arrangement — Reasons for the Arrangement”.

Plan of Arrangement

Under the Arrangement, each Share (other than any Shares held by dissenting Shareholders who have validly exercised dissent rights) shall be deemed to be directly transferred and assigned to the Purchaser in exchange for the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

Each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the Optionholder to Absolute in exchange for a cash payment from Absolute equal to the amount, if any, by which the Per Share Consideration exceeds the applicable exercise price of such Option (or, in the case of Options with an exercise price denominated in Canadian dollars, the U.S. equivalent of such Canadian dollar denominated exercise price) (the “Option Consideration”), net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Option shall immediately be cancelled. For greater certainty, where the exercise price of any Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, and such Option shall be immediately cancelled.

Each award of RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to (x) the number of Shares subject to the award of RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Consideration (the “RSU Consideration”), net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs, subject to continued service through each applicable vesting date (provided that (A) any allowances under the corresponding award of RSUs for continued vesting following termination of services will continue to apply and (B) if the employment of any holder of RSUs is terminated without cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such RSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by the Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of RSUs, in each case subject to special payments rules that will apply to any RSUs that are subject to Section 409A of the U.S. Internal Revenue Code.

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Each award of PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to (x) the number of Shares underlying such PSUs (assuming an adjustment factor of 150% (as set out in the applicable Absolute Stock Plan)), multiplied by (y) the Per Share Consideration (the “PSU Consideration”); provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs, subject to continued service through the applicable vesting date (provided that (A) any allowances under the corresponding award of PSUs for continued vesting following termination of service will continue to apply and (B) if the employment of any holder of such PSU is terminated without cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such PSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by the Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of PSUs, in each case subject to special payments rules that will apply to any PSUs that are subject to Section 409A of the U.S. Internal Revenue Code.

Each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

Recommendations of the Board and Special Committee

On May 10, 2023, Perella Weinberg rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders. The Special Committee has received an opinion (the “RJ Fairness Opinion”) from RJ, providing that as of May 10, 2023 and subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. A copy of the written opinion of Perella Weinberg is included as Appendix “A” and a copy of the RJ Fairness Opinion is included as Appendix “B” to the management information circular accompanying this letter (the “Circular”). We urge you to read them in their entirety.

Based on a number of factors, both the Special Committee and the Board unanimously concluded that the Arrangement is in the best interests of the Company and is fair to the Shareholders of Absolute.

The Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Required Approvals

The special resolution approving the Arrangement (the “Arrangement Resolution”) must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes required to be excluded by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which excludes Shares held by related parties that are receiving a “collateral benefit” (as defined in MI 61-101) in connection with the transaction. The Arrangement is also subject to certain conditions further described in this Circular and the approval of the Supreme Court of British Columbia.

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Support and Voting Agreements

The directors and senior executive officers of the Company (holding, as of the record date, a total of 895,896 Shares, representing approximately 1.69% of the issued and outstanding Shares, as well as a total of 3,257,358 Securities, representing approximately 5.68% of the outstanding Securities) have entered into Support and Voting Agreements with the Purchaser pursuant to which they have agreed to, among other things, vote all of their Securities in favour of the Arrangement Resolution and have agreed to not sell, transfer, pledge or assign any such Securities, subject to customary exceptions, until termination of the Support and Voting Agreements.

The accompanying notice of meeting and Circular provide a full description of the Arrangement and include certain other information, including the full text of the written opinion of Perella Weinberg, the RJ Fairness Opinion and the special resolution approving the Arrangement, to assist you in considering how to vote on the Arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial or professional advisor(s).

VOTE YOUR SECURITIES TODAY FOR THE ARRANGEMENT RESOLUTION

Your vote is important regardless of the number of Shares, Options, RSUs, PSUs or DSUs you own. If you are unable to be present at the Meeting in person, we encourage you to take the time to complete, sign, date and return the enclosed proxy or voting instruction form in accordance with the instructions set out therein and in the Circular, so that your Securities can be voted at the Meeting in accordance with your instructions. If you hold your Shares through a broker, custodian, nominee or other intermediary, you should follow their instructions. To be effective, a proxy form must be received by Computershare Trust Company of Canada no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof.

If you are a registered Shareholder, in order to receive the Consideration that you are entitled to receive upon the completion of the Arrangement, you must complete and sign the enclosed letter of transmittal and return it, together with your share certificate(s) and any other required documents and instruments, to Computershare Investor Services Inc., the Company’s depositary for the Arrangement, in accordance with the procedures set out in the letter of transmittal. If the proposed Arrangement is not completed, share certificate(s) sent to Computershare Investor Services Inc. will be returned to you.

If you have any questions or need assistance voting your Securities, please contact the Company’s proxy solicitation agent and shareholder communication advisor, Laurel Hill, by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 or by email at assistance@laurelhill.com.

Subject to obtaining court approval and satisfaction or waiver of the other closing conditions, if Securityholders of Absolute approve the Arrangement, it is anticipated that the Arrangement will be completed during the second half of 2023.

On behalf of Absolute, I thank all Shareholders for their ongoing support.

ON BEHALF OF THE BOARD

Signed: Christy Wyatt
Christy Wyatt
President and Chief Executive Officer

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Voting Method

Registered Shareholders,

Optionholders, PSU Holders, RSU

Holders and DSU Holders

If your shares are held in your name and

represented by a physical certificate or DRS

statement, or you hold Options, PSUs, RSUs

or DSUs.

Non-Registered Shareholders If your shares are held with a broker, bank or other intermediary.

Internet	Go to www.investorvote.com. Enter the 15-digit control number from your form of proxy in the space provided and vote your shares.	Go to www.proxyvote.com. Enter the 16-digit control number from your voting instruction in the space provided and vote your shares.

Telephone	Toll Free: 1-866-732-VOTE (8683). Enter your 15-digit control number as directed and vote your shares.	Call the toll-free listed on your voting instruction form and vote using the 16-digit control number provided therein.

Mail	Complete, date and sign your form of proxy and return it in the enclosed postage paid envelope to: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.	Complete, date and sign your voting instruction form and return it in the enclosed postage paid envelope.

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QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

Your vote is important. The following are key questions that you as a Securityholder may have regarding the proposed Arrangement to be considered at the Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms”.

Q:	What will I receive for my Securities under the Arrangement?

A:

Each Shareholder will receive a cash consideration of US$11.50 per Share. The Per Share Consideration offered under the Arrangement represents a premium of approximately 34% and 38% to the closing price and 30-day VWAP, respectively, of the Shares on the NASDAQ on May 10, 2023, being the last trading day on the NASDAQ prior to the execution of the Arrangement Agreement.

Each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Option, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Option shall immediately be cancelled. Where the Exercise Price of any Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such any amount in respect of such Option, and such Option shall be immediately cancelled.

Each award of RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the RSU Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs.

Each award of PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal the PSU Consideration; provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs.

Each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

As at the close of business on May 23, 2023, 53,120,166 Shares, 404,005 Options, 2,408,722 RSUs, 972,673 PSUs and 465,641 DSUs of the Company were issued and outstanding, each carrying the right to one vote at the Meeting.

Q.	Where and when will the Meeting be held?

A.	The Meeting will be held on June 29, 2023, at 10:00 a.m. (Vancouver time). The Meeting will be held at Suite 3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5.

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Q.	What are Securityholders being asked to vote on?

A.

At the Meeting, Securityholders will be asked to vote on a special resolution to approve the Arrangement under which, among other things, the Purchaser will acquire all of the outstanding Shares for a cash consideration of US$11.50 per Share for aggregate consideration of approximately US$657 million. The text of the Arrangement Resolution is attached to this Circular as Appendix “C”.

Q.	Does the Special Committee support the Arrangement?

A.

Yes. The Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend that Securityholders vote FOR the Arrangement Resolution. See “Summary – Recommendation of the Special Committee”.

Q.	Does the Board Support the Arrangement?

A.

Yes. The Board has unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution. See “Summary – Recommendation of the Board”.

Q.	Why is the Board making this recommendation?

A.

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future business of Absolute and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•

Premium. The Consideration represents a premium of approximately 34% to the closing price of the Shares on the NASDAQ on May 10, 2023, and a premium of approximately 38% to the Company’s 30-day VWAP of the Shares on the NASDAQ for the period ending on May 10, 2023.

•

Compelling Value Relative to Alternatives. The Board conducted a pre-signing market check process involving outreach to potential strategic and financial counterparties for financing or acquisition transactions. The Special Committee and the Board determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, taking into account, among other things, those parties’ strategic rationale, preferred form of transaction, access to capital, and their ability to execute in a timely manner. The Special Committee and the Board also considered the Company’s standalone business strategy in the context of current economic and market conditions and current management projections and concluded that the Arrangement would provide greater and more certain value to Shareholders than would reasonably be expected from the continued execution of the Company’s strategic plan.

•

Certainty and Immediate Liquidity. The Consideration of US$11.50 per Share provides certainty, immediate value and liquidity to our Shareholders while eliminating the effect on our Shareholders of likely further dilution, long-term business and execution risk or to financial markets or economic conditions.

•

Debt Pressure. The Company has indebtedness outstanding under the BSP Credit Agreement. The Arrangement provides for the repayment in full of the BSP Credit Agreement thereby eliminating the risks associated with the high debt load and the compliance burden of the financial covenants therein in light of a worsening interest rate and macroeconomic environment.

•

Result of a Comprehensive Market Check. The Company’s management, under the supervision of the Special Committee and guidance of its independent financial advisor, Perella Weinberg, contacted 15 potential counterparties, including eight private equity funds and seven strategic investors, resulting in five parties executing non-disclosure agreements, and four submitting offers. None of the other parties were able to transact at a competitive level to the Consideration proposed in the Arrangement.

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•

Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with the Purchaser that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Special Committee and the Board. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board with the advice of the Company’s legal and financial advisors.

•

Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited written Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.

•

Opinion of Perella Weinberg. On May 10, 2023, Perella Weinberg rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders. A copy of the opinion of Perella Weinberg is included as Appendix “A” to this Circular.

•

RJ Fairness Opinion. The RJ Fairness Opinion delivered by RJ to the Special Committee that, subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the RJ Fairness Opinion is included as Appendix “B” to this Circular. RJ was paid a fixed fee for its Fairness Opinion and is not receiving any compensation contingent upon completion of the Arrangement.

•

Supported by Directors and Senior Management. Pursuant to Support and Voting Agreements, the directors and senior executive officers of the Company have agreed to vote all of their Securities in favour of the Arrangement.

•

Business and Macroeconomic Conditions. The current and prospective business and financial environment in which Absolute operates, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on Absolute and the execution of its plans as a standalone company, including the risks of current increased economic and market uncertainty related to factors such as the regional bank crisis in the United States, inflation and the impact of a high interest rate environment on Absolute’s indebtedness, and the continuing war in Ukraine, and increased challenges faced by companies in Absolute’s industry of its scale in raising capital.

•

Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board believe, with the advice of their legal and financial advisors, are reasonable in the circumstances. The Arrangement is not subject to a financing condition, and the Purchaser has committed equity and debt financing for the Arrangement.

•

Securityholder Approval. The Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes required to be excluded by MI 61-101.

•

Court and Regulatory Approval. The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders, the Australian Foreign Investment Review Board, and, as applicable, by the regulatory body under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976. Based on the assessment of the regulatory risk profile of the proposed transaction with the Purchaser, the Special Committee and the Board, in consultation with the Company’s advisors regarding regulatory considerations, does not expect there to be antitrust or other regulatory impediments to the consummation of the Arrangement.

•

Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as at the close of business on the Record Date may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

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•

Appropriateness of Deal Protections. The termination fee of $19 million (the “Termination Fee”), the reverse termination fee of $35 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board, after receiving legal and financial advice, appropriate for a transaction of this nature.

•

Profile of Purchaser. The Special Committee and the Board considered the due diligence and advice of the Company’s financial advisors regarding the Purchaser’s commitment, credit worthiness, track record as a strategic-minded investor, and anticipated ability to complete the transactions contemplated by the Arrangement Agreement.

•

Treatment of Employees. The Purchaser has agreed that for 12 months following the Effective Time (or such shorter time as a continuing employee may be employed by the Company or its Subsidiaries), each continuing employee’s base salary or base hourly wage rate, commission structure and opportunities, and/or annual target cash bonus opportunities will be maintained at a level at least as favorable as, and other compensation and benefits (excluding, for the avoidance of doubt, any equity, equity-based or other long-term incentive opportunities, severance, retention, change in control or transaction compensation, defined benefit pension and retiree medical benefits or deferred compensation (the “Excluded Benefits”)) will be maintained at a level substantially comparable, in the aggregate to, the base salary or base hourly wage rate, commission structure and opportunities, annual target cash bonus opportunities and/or other compensation and benefits (other than Excluded Benefits) provided to such continuing employee immediately prior to the Effective Time. The Special Committee and the Board also favorably evaluated Purchaser’s strategic plan for the Company as being well-suited for the Company’s employees.

•

Stakeholder Considerations. The Special Committee and the Board considered the effect of the transaction with the Purchaser on the Company’s stakeholders, including its Shareholders, employees, creditors, consumers, governments and the environment and concluded that the transaction would not be adverse to their interests.

•

Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with the Company’s advisors. The Arrangement was unanimously recommended to the Board by the Special Committee on the basis described herein and on the basis of the legal and financial advice that was received by the Special Committee.

See “Background and Reasons for the Arrangement — Reasons for the Arrangement”.

Q.	Who has agreed to support the Arrangement?

A.

On May 10, 2023, each of the directors and senior executive officers of the Company entered into the Support and Voting Agreements with the Purchaser pursuant to which they have agreed to, among other things, vote all of their Securities in favour of the Arrangement Resolution. As of the Record Date, the directors and executive officers hold a total of 895,896 Shares, representing approximately 1.69% of the issued and outstanding Shares, as well as a total of 3,257,358 Securities, representing approximately 5.68% of the outstanding Securities.

Q:	What approvals are required by Securityholders at the Meeting?

A:

The Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes attached to Shares that are required to be excluded by MI 61-101, which excludes Shares held by related parties that are receiving a “collateral benefit” (each as defined in MI 61-101) in connection with the transaction. See “Particulars of the Arrangement — Securityholder Approval”.

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Q:	What other approvals are required for the Arrangement?

A:

The Arrangement must be approved by the Supreme Court of British Columbia (the “Court”). The Court will be asked to make an order approving the Arrangement. The Company will apply to the Court for this order if the Securityholders approve the Arrangement at the Meeting. See “Particulars of the Arrangement — Court Approval” and “The Arrangement Agreement — Regulatory Approval”.

Q:	When will the Arrangement become effective?

A:

Subject to receiving the Required Securityholder Approval and the Final Order, and satisfaction or waiver of applicable conditions, the Arrangement will become effective on the Effective Date which is anticipated to occur in second half of 2023. See “Particulars of the Arrangement — Timing”.

Q:	What do I need to do now in order to vote on the Arrangement Resolution?

A:

It is recommended that you vote by telephone or internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or internet, please have your form of proxy or voting instruction form on hand and carefully follow the instructions contained therein. Your telephone or internet vote authorizes the named proxies to vote your Securities in the same manner as if you mark, sign and return your form of proxy. You may also vote by mail by completing, dating and signing the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. To be valid, proxies must be received before 10:00 a.m. (Vancouver time) on June 27, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting.

Q:	If my Shares are held by my broker, investment dealer or other Intermediary, will they vote my Shares for me?

A:

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on June 27, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. If you are a Non-Registered Shareholder and you do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of approving the Arrangement Resolution.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

(a)

Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. Non-Registered Shareholders must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

(b)

Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

- x -

Q.	How do I appoint myself or a third party as a proxyholder?

A.

The persons named in the accompanying form of proxy are officers, directors and/or other nominees of the Company. A Securityholder has the right to appoint as a proxyholder a person or company (who need not be a Securityholder of the Company) other than the persons designated in the previous sentence to attend and act on the Securityholder’s behalf at the Meeting. To exercise this right, the Securityholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. Only Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders have the right to revoke a proxy. The execution by a Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder of a proxy will not affect such holder’s right to attend the Meeting and vote in person provided that the proxy is revoked prior to the commencement of the Meeting. See “Summary – Voting Procedures and Revocation of Proxies for Securityholder – Revocation of Proxies”.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

Q:	If I am a Registered Shareholder how do I receive my Consideration under the Arrangement?

A:

If you are a Registered Shareholder, in order to receive the Consideration that you are entitled to receive upon the completion of the Arrangement, you must complete and sign the enclosed Letter of Transmittal and return it, together with your share certificate(s) and/or DRS Advice(s) and any other required documents and instruments, to Computershare Investor Services Inc., the Company’s depositary for the Arrangement, in accordance with the procedures set out in the Letter of Transmittal. If the proposed Arrangement is not completed, share certificate(s) and/or DRS Advice(s) sent to Computershare Investor Services Inc. will be returned to you.

Q:	What happens if I do not deposit my Letter of Transmittal and my share certificate(s) and/or DRS Advice(s)?

A:

Registered Shareholders who do not deliver the certificates and/or DRS Advice(s) representing the Shares held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement. See “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Letter of Transmittal”.

Q:	What are the Canadian federal income tax consequences of the Arrangement for Shareholders?

A:

Residents of Canada. The receipt of cash by you in exchange Shares will be a taxable transaction for Canadian federal income tax purposes. Resident Holders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” and are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Residents of Canada. Generally, a Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized by such Non-Resident Holder on the disposition of Shares under the Arrangement, unless such Shares are “taxable Canadian property” to the Non-Resident Holder at the time such Shares are disposed of to the Purchaser and such gain is not otherwise exempt from income tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

- xi -

The foregoing is only a brief summary of certain material Canadian federal income tax considerations. Shareholders should carefully read the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

For a discussion of certain income tax considerations relating to the disposition of Shares, please see “Certain Income Tax Considerations for Shareholders”.

Q:	What are the United States federal income tax consequences of the Arrangement for Shareholders?

A:	The exchange of a Share for the Consideration pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes.

The foregoing is only a brief summary of certain U.S. federal income tax considerations. Securityholders should carefully read the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. In addition, Securityholders are urged to consult their own tax advisors to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to them of the Arrangement in their particular circumstances.

Q:	What will happen to the Company if the Arrangement is completed?

A:

If the Arrangement is completed, the Purchaser will have acquired all of the issued and outstanding Shares, and Absolute will become a wholly-owned Subsidiary of the Purchaser. Shortly after consummation of the Arrangement, it is expected that the Shares will cease to be listed on the TSX and the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Absolute be deemed to have ceased to be a reporting issuer under Canadian Securities Laws, in which case Absolute will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators. Absolute will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

Q:	What will happen to my Options, RSUs, PSUs and DSUs in connection with the Arrangement?

A:

Under the Arrangement, each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Option, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Option shall immediately be cancelled. Where the Exercise Price of any Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such any amount in respect of such Option, and such Option shall be immediately cancelled.

Each award of RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the RSU Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs. Each award of PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal the PSU Consideration; provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs. See “50% of the consideration to be received by holders of RSUs and PSUs for such awards will not be paid promptly following the Effective time and will vest and be payable on the original vesting schedule of the award” in the “Risk Factors Related to the Arrangement” section.

- xii -

Each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

The Absolute Omnibus Plan, the Absolute PRSU Plan, the Absolute Option Plan and any and all awards or similar agreements relating to the Options, PSUs and RSUs, will be terminated and of no further force and effect and the Board will take all action required to effectuate the foregoing. Unless Purchaser notifies the Company otherwise in writing not later than five (5) Business Days prior to the Effective Date, the Absolute DSU Plan and any and all awards or similar agreements relating to the DSUs will be cancelled by resolutions adopted by the Company prior to the Effective Time (but such termination may be contingent upon the Closing).

See “Particulars of the Arrangement — Arrangement Steps”.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement is not approved by the Securityholders or if the Arrangement is not completed for any other reason, Shareholders and holders of Securities will not receive any Consideration for their Securities in connection with the Arrangement. Instead, Absolute will remain a public corporation and the Shares will continue to be listed and traded on the TSX and the NASDAQ. If the Arrangement is not completed, it is expected that Absolute’s management will operate Absolute in a manner similar to that in which it was being operated prior to the date of the Arrangement Agreement and that Shareholders will continue to be subject to the same risks and opportunities currently facing Absolute. There can be no assurance as to the effect of these risks and opportunities on the future trading price or value of the Shares. The Board would continue to evaluate and review, among other things, the performance of Absolute’s business and the capitalization of Absolute and would make such changes as are deemed appropriate. In addition, Absolute could be required to pay the Termination Fee to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including, but not limited to, if the Board makes an Absolute Change in Recommendation or the Board authorizes Absolute to enter into an agreement with respect to a Superior Proposal in certain circumstances. See “The Arrangement Agreement — Termination”.

Q:	When will I receive the Consideration payable to me under the Arrangement for my Shares?

A:

You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective and your Letter of Transmittal and Share certificate(s) and/or DRS Advice(s), if applicable, and all other required documents are properly completed and received by the Depositary. Subject to obtaining court approval and satisfaction or waiver of the other closing conditions, if Securityholders of Absolute approve the Arrangement, it is anticipated that the Arrangement will occur during the second half of 2023.

Q:	What happens if I send in my certificate(s) and/or DRS Advice(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Share certificate(s) and/or DRS Advice(s) will be returned promptly to you by the Depositary.

Q:	Am I entitled to Dissent Rights?

A:

Only Registered Shareholders (as defined in the Circular) as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. If you wish to dissent, you must (i) ensure that a written notice of objection is received by Absolute c/o Blake, Cassels & Graydon LLP, 595 Burrard St. #2600, Vancouver BC, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time); and (ii) otherwise strictly comply with the dissent procedures, all as described under “Dissenting Shareholders’ Rights”.

- xiii -

A Resident Dissenting Shareholder (as defined in the Circular) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court) net of any reasonable costs of disposition exceeding (or are less than) the adjusted cost base to the Resident Dissenting Shareholder of such Dissenting Shares.

A Non-Resident Dissenting Shareholder who duly and validly exercises Dissent Rights who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Non-Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Non-Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court).

It is important that you strictly comply with the dissent procedures, otherwise your Dissent Rights may not be recognized. Be sure to read the section entitled “Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q:	Who can help answer my questions?

A:

If you have any questions or need assistance voting your Securities, please contact the Company’s proxy solicitation agent and shareholder communication advisor, Laurel Hill, by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 or by email at assistance@laurelhill.com.

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare, the Transfer Agent, the Rights Agent and Depositary for the Arrangement, toll-free, at 1-866-249-7775.

If you have any questions about the other matters described in this Circular, please contact your professional advisor. If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

- xiv -

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia V7X 1K8

Telephone No.: 604-730-9851

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Company (the “Shareholders”), the holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units (“RSUs”) of the Company (the “RSU Holders”) and the holders of performance share units (“PSUs”) of the Company (the “PSU Holders”) and the holders of deferred share units (“DSUs”, collectively with the Shares, Options, RSUs, and PSUs, the “Securities”) of the Company (the “DSU Holders”, collectively with the Shareholders, Optionholders, RSU Holders and PSU Holders, the “Securityholders”) of Absolute Software Corporation (“Absolute” or the “Company”) will be held at Suite 3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5, on June 29, 2023 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated May 23, 2023, as the same may be amended (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution of Securityholders (the “Arrangement Resolution”) substantially in the form attached as Appendix “C” to the management information circular dated May 26, 2023 (the “Circular”) accompanying this notice of meeting (the “Notice of Meeting”), to approve an arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) involving the Company and 1414364 B.C. LTD. (the “Purchaser”), all as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board”), after consultation with its financial advisors and outside legal counsel and the unanimous recommendation of the Special Committee of the Board, unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders and the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Registered Shareholders (the “Registered Shareholders”), Optionholders, RSU Holders, PSU Holders and DSU Holders of record as of 5:00 p.m. (Vancouver time) on May 23, 2023, (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Each Registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Share registered in his, her or its name. Each Optionholder, RSU Holder, PSU Holder or DSU Holder whose name is entered on the applicable securities register of the Company for such Securities at the close of business on the Record Date is entitled to one vote for each Option, RSU, PSU and DSU held in his, her or its name. The Circular, form of proxy and letter of transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

A summary of the arrangement agreement (the “Arrangement Agreement”) dated May 10, 2023 entered into among the Company and the Purchaser is included in the Circular, and the full text thereof is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. The full text of the Plan of Arrangement implementing the Arrangement and the Interim Order are attached as Appendix “E” and Appendix “F” to the Circular, respectively.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders must be returned to the Company by June 27, 2023 by:

(i)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(ii)

using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the proxy access number; or

(iii)

logging on to Computershare’s website at www.investorvote.com. Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s voting control number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on June 27, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the chair of the Meeting at his or her discretion, without notice.

Registered Shareholders as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. This right is described in the Circular. Pursuant to section 242 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, a Registered Shareholder who wishes to dissent must (i) send a written notice of objection to the Arrangement Resolution to Absolute c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on June 27, 2023 (or 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. It is recommended that you seek independent legal advice if you wish to exercise dissent rights. See “Dissenting Shareholders’ Rights” in the Circular. Non-Registered Shareholders who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS AS AT THE CLOSE OF BUSINESS ON THE RECORD DATE ARE ENTITLED TO DISSENT.

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare, the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-800-564-6253.

DATED at Vancouver, British Columbia the 26th day of May, 2023.

ON BEHALF OF THE BOARD

Signed: “Daniel Ryan”
Daniel P. Ryan
Chairman of the Board

- ii -

These shareholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

- iii -

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	VI
SOLICITATION OF PROXIES	1
CURRENCY	1
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
INFORMATION CONTAINED IN THIS CIRCULAR	2
INFORMATION PERTAINING TO THE PURCHASER	3
SUMMARY	4
Parties to the Arrangement	4
Meeting of Securityholders	4
Record Date, Meeting Materials and Voting of Proxies for Shareholders	4
Purpose of the Meeting	4
Voting Procedures and Revocation of Proxies for Securityholders	4
Summary of the Arrangement	6
Recommendation of the Special Committee	7
Recommendation of the Board	7
Reasons for the Arrangement	8
Director and Officer Support and Voting Agreements	11
Fairness Opinions	11
The Arrangement Agreement	12
Procedure for the Arrangement to Become Effective	15
Regulatory Approval	16
Timing	16
Dissent Rights of Registered Shareholders	16
Stock Exchange Delisting	17
Certain Effects of the Arrangement	18
Interests of Certain Persons in the Arrangement	18
Sources of Funds for the Arrangement	19
Certain Canadian Federal Income Tax Considerations for Shareholders	19
Certain United States Federal Income Tax Considerations for Shareholders	19
Risk Factors	20
INFORMATION REGARDING PROXIES	21
Who Can Vote	21
Voting Shares and Principal Shareholders	21
Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders	21
Non-Registered Shareholders	22
Attending and Participating at the Meeting	23
Appointment of Proxyholder	23
Notice to United States Shareholders	23
Voting of Proxies	23
Revocation of Proxy	23
Discretionary Authority of Proxyholder	24
BACKGROUND AND REASONS FOR THE ARRANGEMENT	24
Background to the Arrangement Agreement	24
BSP Credit Agreement Amendments	32
Recommendation of the Special Committee	33
Recommendation of the Board	33
Reasons for the Arrangement	33
PWP Fairness Opinion	33
RJ Fairness Opinion	40

- i -

(continued)

PARTICULARS OF THE ARRANGEMENT	41
Summary of the Arrangement	41
Arrangement Steps	42
Interests of Directors and Officers in the Arrangement	45
Change of Control Agreements	46
Sources of Funds for the Arrangement	49
Stock Exchange Delisting	49
Procedure for the Arrangement Becoming Effective	50
Support and Voting Agreements	51
Timing	52
Expenses	52
THE ARRANGEMENT AGREEMENT	53
Conditions Precedent to the Arrangement	53
Representations and Warranties	54
Covenants	55
Financing Arrangements	59
Pre-Acquisition Reorganization	59
Non-Solicitation Obligations	60
Responding to an Acquisition Proposal	61
Right to Match	61
Termination	62
Termination Fee	64
PRINCIPAL LEGAL MATTERS	66
Court Approval of the Arrangement and Completion of the Arrangement	66
Canadian Securities Law Matters	66
Stock Exchange Delisting and Reporting Issuer Status	68
PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND/OR DRS ADVICES AND PAYMENT OF CONSIDERATION	68
Letter of Transmittal	68
Delivery of Consideration	69
Payment of Consideration	70
Options, RSUs, PSUs and DSUs	70
INFORMATION CONCERNING THE COMPANY	71
Market Price and Trading Volume Information	71
Previous Purchases and Sales	72
Previous Distributions	72
Dividends	77
Auditors	77
INFORMATION CONCERNING THE PURCHASER	77
CERTAIN INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS	77
Certain Canadian Federal Income Tax Considerations for Shareholders	77
Certain United States Federal Income Tax Considerations for Shareholders	81
DISSENTING SHAREHOLDERS’ RIGHTS	82
RISK FACTORS RELATED TO THE ARRANGEMENT	85
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	89
ADDITIONAL INFORMATION	89
DIRECTORS’ APPROVAL	90
CONSENT OF PERELLA WEINBERG PARTNERS LP	91
CONSENT OF RAYMOND JAMES LTD	92
GLOSSARY OF TERMS	93
APPENDIX A PERELLA WEINBERG PARTNERS LP FAIRNESS OPINION	A-1
APPENDIX B RAYMOND JAMES LTD. FAIRNESS OPINION	B-1

- ii -

(continued)

- iii -

Management Information Circular

As at May 23, 2023

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by the management of Absolute Software Corporation of proxies to be used at the Meeting of Securityholders of the Company to be held at Suite 3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5 on June 29, 2023 at 10:00 a.m. (Vancouver time) or at any adjournment or postponement thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation. The cost of the solicitation will be borne by Absolute.

Absolute has engaged Laurel Hill Advisory Group (“Laurel Hill”) as proxy solicitation agent and shareholder communications advisor and will pay a fee of $125,000 to Laurel Hill for the proxy solicitation service in addition to certain out-of-pocket expenses. Absolute may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

CURRENCY

Unless otherwise stated, references to “$” or “US$” are references to U.S. dollars and references to “C$” are references to Canadian dollars. Where applicable, Canadian dollar amounts have been converted to U.S. dollar amounts at an exchange rate of C$1.00 = US$0.7232, unless otherwise stated.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a company incorporated under the laws of British Columbia. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and therefore this solicitation is not being effected in accordance with such United States Securities Laws. Shareholders should be aware that disclosure requirements under Canadian laws are different from such requirements under United States Securities Laws.

The enforcement by investors of civil liabilities under United States Securities Laws may be affected adversely by the fact that the Company is organized under the laws of British Columbia, that some or all of its officers and directors are residents of Canada and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States. You may not be able to sue a British Columbian company or its officers or directors in a Canadian court for violations of United States Securities Laws. It may be difficult to compel a British Columbian company and its affiliates to subject themselves to a judgment by a United States court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Securityholders should consult their own tax advisors with respect to the tax consequences of the Arrangement to them in light of their particular circumstances. Certain information concerning Canadian federal income tax consequences of the Arrangement for Shareholders who are not resident in Canada is set forth under the heading “Certain Income Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Not Resident in Canada”. Certain information concerning U.S. federal income tax consequences of the Arrangement for Shareholders who are U.S. Holders is set forth under the heading “Certain Income Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations for Shareholders”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Circular, including the information included in Appendices to this Circular, contains “forward-looking statements” and “forward-looking information” under applicable Securities Laws (collectively, the “forward-looking statements”) relating, but not limited to, the anticipated timing of the Meeting; the expected timetable for completing the Arrangement; approval of the Arrangement by the Securityholders at the Meeting; the satisfaction of the conditions precedent to the Arrangement; timing, receipt and anticipated effects of court and other approvals; the delisting from the TSX and NASDAQ and the closing of the Arrangement; statements or implications about the anticipated benefits of the Arrangement to Absolute and/or the Securityholders; future opportunities for Absolute and any other statements regarding Absolute’s expectations, intentions, plans and beliefs or that are otherwise not statements of historical facts. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, “will” or similar words suggesting future outcomes or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance.

Securityholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Assumptions upon which forward-looking statements related to the Arrangement are based include, without limitation: (a) that Securityholders will approve the Arrangement Resolution in the manner required by the Interim Order; (b) that the Court will approve the Arrangement; and (c) that all other conditions to the completion of the Arrangement will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Absolute and may not prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, but are not limited to: the Parties’ ability to consummate the Arrangement; the conditions to the completion of the Arrangement, including the Required Securityholder Approval or Court approval on the terms expected or on the anticipated schedule; the Parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Arrangement, the factors identified in the “Risk Factors Related to the Arrangement” section in this Circular; and the factors identified under the heading entitled “Risk Factors” in Absolute’s most recent annual information form, as well as Absolute’s recent annual and quarterly financial reports, which are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Without limiting the generality of the other provisions of this cautionary statement, the opinion of Perella Weinberg attached as Appendix “A” and the RJ Fairness Opinion attached as Appendix “B” to this Circular may contain or refer to forward-looking information and are subject to the assumptions, limitations and qualifications as described herein and therein.

The Company cautions that the list of forward-looking statements, risks and assumptions set forth or referred to above is not exhaustive. All forward-looking statements in this Circular, including the information included in Appendices to this Circular, are qualified by these cautionary statements. These statements are made as of the date of this Circular and the Company does not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent expressly required by Law. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

INFORMATION CONTAINED IN THIS CIRCULAR

Information contained in this Circular is given as of May 23, 2023, except as otherwise noted.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by the Company or the Purchaser.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

All summaries of, and references to, the Arrangement and the Arrangement Agreement in this Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix “E” to this Circular and, in the case of the Arrangement Agreement, to the complete text of the Arrangement Agreement attached as Appendix “D” to this Circular, each of which is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

If you hold Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

Capitalized terms used herein have the meanings ascribed thereto in this Circular. See “Glossary of Terms”.

INFORMATION PERTAINING TO THE PURCHASER

Information pertaining to the Purchaser in this Circular, including under “Information Concerning the Purchaser”, has been furnished by the Purchaser or is based on publicly available documents and records. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Company nor any of its directors, officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by the Purchaser to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them.

SUMMARY

The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices.

Parties to the Arrangement

Absolute Software Corporation

Absolute is a company governed by the BCBCA. The Company is a reporting issuer in all of the provinces and territories of Canada. The Shares trade on the TSX under the symbol “ABST” and on the NASDAQ under the symbol “ABST”. For additional information regarding Absolute, see “Information Concerning the Company”.

The Purchaser

The Purchaser, a corporation existing under the laws of British Columbia, was formed on May 4, 2023, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement and has not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement.

For additional information regarding the Purchaser, see “Information Concerning the Purchaser”.

Meeting of Securityholders

The Meeting will be held at Suite 3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5, on June 29, 2023 at 10:00 a.m. (Vancouver time).

Record Date, Meeting Materials and Voting of Proxies for Shareholders

Securityholders of record as of the close of business on May 23, 2023 (Vancouver time), the record date (the “Record Date”) for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. See “Questions and Answers About the Meeting and the Arrangement”.

The Meeting Materials are being sent by the Company to Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders directly and to Intermediaries for distribution to Non-Registered Shareholders. Only Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Voting procedures for Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders are described under “Information Regarding Proxies”.

Most Shareholders are Non-Registered Shareholders. Applicable Securities Laws require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Shares held through Intermediaries can only be voted in accordance with the instructions received from the Non-Registered Shareholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Shares held by Non-Registered Shareholders. If you are a Non-Registered Shareholder, please see “Questions and Answers About the Meeting and the Arrangement — Information Regarding Proxies — Non-Registered Shareholders”.

Purpose of the Meeting

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

Voting Procedures and Revocation of Proxies for Securityholders

The procedures by which Securityholders may exercise their rights to vote with respect to matters at the Meeting will vary depending on whether Securityholders are Registered Shareholders, Optionholders, RSU Holders, PSU Holders, DSU Holders or Non-Registered Shareholders.

Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders

In order to vote with respect to matters being considered at the Meeting, Registered Shareholders, Optionholders, RSU Holders PSU Holders, and DSU Holders must either:

•	attend the Meeting in person;

•

complete, sign, date and return the enclosed form of proxy, or such other proper form of proxy or voting instruction form prepared for use at the Meeting which is acceptable to Computershare Investor Services Inc. (“Computershare”) and Absolute; or

•

otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy or voting instruction form.

If you are a Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder, you should carefully review the information set forth under “Questions and Answers About the Meeting and the Arrangement — Information Regarding Proxies — Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders”.

Non-Registered Shareholders

A substantial number of Shareholders do not hold Shares in their own names. Shares may be beneficially owned by a person but registered either in the name of an Intermediary or in the name of a clearing agency (such as CDS, Depository Trust Company or similar entities) of which the Intermediary is a participant.

If Shares are shown in an account statement provided to a Non-Registered Shareholder by an Intermediary, then in almost all cases the name of such Non-Registered Shareholder will not appear in the share register of Absolute. Please note that only proxies received from Registered Shareholders can be recognized and acted upon at the Meeting. If you are a Non-Registered Shareholder, you should carefully review the information set forth under “Questions and Answers About the Meeting and the Arrangement” and “Information Regarding Proxies — Non-Registered Shareholders”.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

(a)

Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. Non-Registered Shareholders must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

(b)

Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

If you have any questions or need assistance voting your Securities, please contact the Company’s proxy solicitation agent and shareholder communication advisor, Laurel Hill, by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 or by email at assistance@laurelhill.com.

Voting Generally

The Shares, Options, RSUs, PSUs and DSUs represented by a properly executed proxy or voting instruction form will be voted on any ballot that may be called for at the Meeting in accordance with the instructions of the Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder and if the Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder specifies a choice with respect to any matter to be acted upon, the Shares, Options, RSUs, PSUs or DSUs will be voted accordingly. In the absence of instructions, such Shares, Options, RSUs, PSUs or DSUs will be voted FOR the Arrangement Resolution. To be used at the Meeting, proxies or voting instruction forms must be received by Computershare Investor Services Inc. by not later than 10:00 a.m. (Vancouver time) on June 27, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders can submit their proxies: to Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than June 27, 2023, at 10:00 a.m. (Vancouver time); (i) by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than June 27, 2023, at 10:00 a.m. (Vancouver time); or (ii) by telephone or online, as instructed in the enclosed form of proxy, not later than June 27, 2023, at 10:00 a.m. (Vancouver time). The time limit for deposit of proxies or voting instruction forms may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a Non-Registered Shareholder and you do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of voting on the Arrangement Resolution.

Revocation of Proxies

A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder may revoke a proxy by delivering an instrument in writing executed by such holder or such holder’s attorney authorized in writing or, where such holder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Company at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Kyle Misewich at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before the vote shall have been taken or in any other manner provided by law. A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder of the Company may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof.

A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon at the Meeting or any adjournment or postponement thereof.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

See “Questions and Answers About the Meeting and the Arrangement — Information Regarding Proxies — Revocation of Proxy”.

Summary of the Arrangement

The Company entered into the Arrangement Agreement with the Purchaser on May 10, 2023. A copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Company’s Form 6-K filed with the SEC on May 17, 2023. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix “E” to this Circular) pursuant to which, among other things, Shareholders (other than Dissenting Shareholders) will receive, for each Share held, the Consideration.

Each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Option, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, and such Option shall be immediately cancelled).

Each award of RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the RSU Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs.

Each award of PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal the PSU Consideration; provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs.

Each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

If the Required Securityholder Approval is obtained and the Arrangement is completed as contemplated by the Arrangement Agreement, the Company will become a Subsidiary of the Purchaser.

See “Particulars of the Arrangement — Arrangement Steps” and “Summary of the Arrangement”.

The Arrangement Resolution approving the Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes attached to Shares that are required to be excluded by MI 61-101. See “Principal Legal Matters — Canadian Securities Law Matters”. See “The Arrangement Agreement”.

Recommendation of the Special Committee

The Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend that Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Board

The Board has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future business of Absolute and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•

Premium. The Consideration represents a premium of approximately 34% to the closing price of the Shares on the NASDAQ on May 10, 2023, and a premium of approximately 38% to the Company’s 30-day VWAP of the Shares on the NASDAQ for the period ending on May 10, 2023.

•

Compelling Value Relative to Alternatives. The Board conducted a pre-signing market check process involving outreach to potential strategic and financial counterparties for financing or acquisition transactions. The Special Committee and the Board determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, taking into account, among other things, those parties’ strategic rationale, preferred form of transaction, access to capital, and their ability to execute in a timely manner. The Special Committee and the Board also considered the Company’s standalone business strategy in the context of current economic and market conditions and current management projections and concluded that the Arrangement would provide greater and more certain value to Shareholders than would reasonably be expected from the continued execution of the Company’s strategic plan.

•

Certainty and Immediate Liquidity. The Consideration of US$11.50 per Share provides certainty, immediate value and liquidity to our Shareholders while eliminating the effect on our Shareholders of likely further dilution, long-term business and execution risk or to financial markets or economic conditions.

•

Debt Pressure. The Company has indebtedness outstanding under the BSP Credit Agreement. The Arrangement provides for the repayment in full of the BSP Credit Agreement thereby eliminating the risks associated with the high debt load and the compliance burden of the financial covenants therein in light of a worsening interest rate and macroeconomic environment.

•

Result of a Comprehensive Market Check. The Company’s management, under the supervision of the Special Committee and guidance of its independent financial advisor, Perella Weinberg, contacted 15 potential counterparties, including eight private equity funds and seven strategic investors, resulting in five parties executing non-disclosure agreements, and four submitting offers. None of the other parties were able to transact at a competitive level to the Consideration proposed in the Arrangement.

•

Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with the Purchaser that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Special Committee and the Board. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board with the advice of the Company’s legal and financial advisors.

•

Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited written Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.

•

Opinion of Perella Weinberg. On May 10, 2023, Perella Weinberg rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders. A copy of the opinion of Perella Weinberg is included as Appendix “A” to this Circular.

•

RJ Fairness Opinion. The RJ Fairness Opinion delivered by RJ to the Special Committee that, subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the RJ Fairness Opinion is included as Appendix “B” to this Circular. RJ was paid a fixed fee for its Fairness Opinion and is not receiving any compensation contingent upon completion of the Arrangement.

•

Supported by Directors and Senior Management. Pursuant to Support and Voting Agreements, the directors and senior executive officers of the Company have agreed to vote all of their Securities in favour of the Arrangement.

•

Business and Macroeconomic Conditions. The current and prospective business and financial environment in which Absolute operates, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on Absolute and the execution of its plans as a standalone company, including the risks of current increased economic and market uncertainty related to factors such as the regional bank crisis in the United States, inflation and the impact of a high interest rate environment on Absolute’s indebtedness, and the continuing war in Ukraine, and increased challenges faced by companies in Absolute’s industry of its scale in raising capital.

•

Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board believe, with the advice of their legal and financial advisors, are reasonable in the circumstances. The Arrangement is not subject to a financing condition, and the Purchaser has committed equity and debt financing for the Arrangement.

•

Securityholder Approval. The Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes required to be excluded by MI 61-101.

•

Court and Regulatory Approval. The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders, the Australian Foreign Investment Review Board, and, as applicable, the regulatory body under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976. Based on the assessment of the regulatory risk profile of the proposed transaction with the Purchaser, the Special Committee and the Board, in consultation with the Company’s advisors regarding regulatory considerations, does not expect there to be antitrust or other regulatory impediments to the consummation of the Arrangement.

•

Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as at the close of business on the Record Date may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

•

Appropriateness of Deal Protections. The termination fee of $19 million (the “Termination Fee”), the reverse termination fee of $35 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board, after receiving legal and financial advice, appropriate for a transaction of this nature.

•

Profile of Purchaser. The Special Committee and the Board considered the due diligence and advice of the Company’s financial advisors regarding the Purchaser’s commitment, credit worthiness, track record as a strategic-minded investor, and anticipated ability to complete the transactions contemplated by the Arrangement Agreement.

•

Treatment of Employees. The Purchaser has agreed that for 12 months following the Effective Time (or such shorter time as a continuing employee may be employed by the Company or its Subsidiaries), each continuing employee’s base salary or base hourly wage rate, commission structure and opportunities, and/or annual target cash bonus opportunities will be maintained at a level at least as favorable as, and other compensation and benefits (excluding, for the avoidance of doubt, any equity, equity-based or other long-term incentive opportunities, severance, retention, change in control or transaction compensation, defined benefit pension and retiree medical benefits or deferred compensation (the “Excluded Benefits”)) will be maintained at a level substantially comparable, in the aggregate to, the base salary or base hourly wage rate, commission structure and opportunities, annual target cash bonus opportunities and/or other compensation and benefits (other than Excluded Benefits) provided to such continuing employee immediately prior to the Effective Time. The Special Committee and the Board also favorably evaluated Purchaser’s strategic plan for the Company as being well-suited for the Company’s employees.

•

Stakeholder Considerations. The Special Committee and the Board considered the effect of the transaction with the Purchaser on the Company’s stakeholders, including its Shareholders, employees, creditors, consumers, governments and the environment and concluded that the transaction would not be adverse to their interests.

•

Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with the Company’s advisors. The Arrangement was unanimously recommended to the Board by the Special Committee on the basis described herein and on the basis of the legal and financial advice that was received by the Special Committee.

The Special Committee and the Board (with the support and advice from legal and financial advisors) also considered a number of potential issues regarding and risks resulting from the Arrangement and the Arrangement Agreement, including, among others:

•

the risks to the Company and its stakeholders, including the Shareholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the temporary diversion of the Company’s management from the conduct of the Company’s business in the ordinary course;

•

the fact that, following the implementation of the Plan of Arrangement, the Company will no longer exist as an independent public company and the Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans, balanced against the fact that the Shareholders will no longer be taking any risks of the Company’s business;

•	the conditions to the Purchaser’s obligations to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

•

the terms of the Arrangement Agreement, including those in respect of: (i) restricting the Company from soliciting third parties to make an Acquisition Proposal and (ii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that the Company makes a change in recommendation or enters into an agreement in respect of a Superior Proposal, the Company must pay the Termination Fee to the Purchaser;

•

the fact that, if the Arrangement is not consummated and the Board decides to seek another transaction, there can be no assurance that the Company will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid under the Arrangement, or that the Shareholders would be able to receive cash or other consideration for their Shares equal to or greater than the Consideration payable under the Arrangement in any other future transaction that the Company may effect; and

•

the fact that certain of the Company’s directors and/or officers may receive additional and separate benefits in their capacity as such in connection with the Arrangement, than those received by the Shareholders generally in connection with the Arrangement.

See “Background and Reasons for the Arrangement — Reasons for the Arrangement”.

Director and Officer Support and Voting Agreements

On May 10, 2023, each director and executive officer of the Company (collectively holding, directly or indirectly, or exercising control or direction over), an aggregate of 895,896 Shares, representing approximately 1.69% of the issued and outstanding Shares, entered into a Support and Voting Agreement pursuant to which such director or officer has agreed to, among other things, vote all of such individual’s Shares in favour of the Arrangement Resolution.

Fairness Opinions

On May 10, 2023, Perella Weinberg rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders.

The full text of Perella Weinberg’s written opinion, dated May 10, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Perella Weinberg, is attached as Appendix “A” to this Circular. Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Board in connection with, and for the purpose of, the Board’s evaluation of the Arrangement from a financial point of view, and does not address any other term, aspect or implication of the Arrangement or the Arrangement Agreement or any other document contemplated by or entered into in connection with the Arrangement Agreement, the form or structure of the Arrangement or the likely timeframe in which the Arrangement will be consummated. In addition, Perella Weinberg’s opinion does not address the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Arrangement Agreement, any class of such persons, relative to such consideration or otherwise. Perella Weinberg’s opinion does not address the underlying decision by the Company to engage in the Arrangement or enter into the Arrangement Agreement, or the relative merits of the Arrangement compared with any alternative transactions or business strategies. Perella Weinberg’s opinion does not address any tax or other consequences that may result from the transactions contemplated by the Arrangement Agreement or any other related document. Perella Weinberg’s opinion does not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understands the Company has received such advice as it deems necessary from qualified professionals. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any Shareholder as to how such holder should vote or otherwise act with respect to the Arrangement or any other matter. Perella Weinberg’s opinion does not address the prices at which the Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Arrangement to, or any consideration received in connection with the Arrangement by, the holders of any other class of securities (other than the Shares), creditors or other constituencies of the Company. The description of Perella Weinberg’s opinion is qualified in its entirety by reference to the full text of the opinion.

In connection with the evaluation of the Arrangement by the Special Committee, the Special Committee has received the RJ Fairness Opinion that, as of the date of the RJ Fairness Opinion and subject to the assumptions and limitations set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the written RJ Fairness Opinion dated May 10, 2023, which sets forth, among other things, the considerations, assumptions, limitations and qualifications on the scope of the review undertaken by RJ in rendering its opinion is attached as Appendix “B” to this Circular. RJ provided the RJ Fairness Opinion to the Special Committee solely for the information and assistance of the Special Committee in connection with its consideration of the Arrangement. The RJ Fairness Opinion does not constitute a recommendation as to how any Securityholder should vote or act on any matter relating to the Arrangement, as advice as to the price at which the securities of Absolute may trade at any time or any other matter.

The opinion of Perella Weinberg and the RJ Fairness Opinion were one of a number of factors taken into consideration by the Board and the Special Committee, as applicable, in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Shareholders and to recommend that Securityholders vote in favour of the Arrangement Resolution. See “Background and Reasons for the Arrangement — Fairness Opinions”.

The Arrangement Agreement

The following is a summary only of certain material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Plan of Arrangement is attached as Appendix “E” to this Circular, and the full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Company’s Form 6-K filed with the SEC on May 11, 2023.

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or more of the Company and the Purchaser. See “The Arrangement Agreement — Conditions Precedent to the Arrangement”.

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants, representations and warranties for an agreement of this nature. A summary of the covenants, representations and warranties is provided in the main body of this Circular under “The Arrangement Agreement — Covenants” and “The Arrangement Agreement — Representations and Warranties”.

Non-Solicitation Obligations

The Arrangement Agreement provides that, except as otherwise expressly provided in the Arrangement Agreement, Absolute shall not, and shall cause its Subsidiaries not to, directly or indirectly, including through any Representatives of Absolute or of any of its Subsidiaries:

(i)

initiate, solicit, assist, propose, knowingly encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that Absolute shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or is expected to constitute or lead to, an Acquisition Proposal; (B) advise any Person making any inquiry, proposal or offer of the restrictions of the Arrangement Agreement; and (C) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	make an Absolute Change in Recommendation;

(iv)

approve or enter into or publicly propose to approve or enter into any Alternative Agreement (except for the non-public approval or entering into of an Acceptable Confidentiality Agreement in accordance with the Arrangement Agreement); or

(v)	authorize or commit to do any of the foregoing.

See “The Arrangement Agreement — Non-Solicitation Obligations”.

Responding to an Acquisition Proposal

If at any time prior to obtaining the Required Securityholder Approval, Absolute receives a bona fide written Acquisition Proposal not resulting from a breach of the Arrangement Agreement, the Board shall be permitted to: (i) enter into, participate, facilitate and maintain discussions or negotiations with, respond to enquiries from, the Person making such Acquisition Proposal and its Representatives; and (ii) furnish any information with respect to the Absolute Group or provide access to the business, properties, assets, books, records, personnel or other non-public information of the Absolute Group to such Person and its Representatives; in each case, if and only if:

(i)

the Board has first determined, acting in good faith and after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)

Absolute entered into an Acceptable Confidentiality Agreement with such Person and, prior to providing any information concerning the Absolute Group or any access to the business, properties, assets, books, records or other non-public information of the Absolute Group to such Person and its Representatives, Absolute promptly provides such access and information which was not provided to the Purchaser;

(iii)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries; and

(iv)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under the Arrangement Agreement.

See “The Arrangement Agreement — Non-Solicitation Obligations — Responding to an Acquisition Proposal”.

Right to Match

Pursuant to the Arrangement Agreement, if at any time prior to obtaining Required Securityholder Approval, Absolute receives an Acquisition Proposal that constitutes a Superior Proposal, the Board may, or may cause Absolute to, terminate the Arrangement Agreement to enter into a definitive acquisition agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries

(ii)	the Board acting in good faith and after consultation with its outside legal counsel and financial advisors, determines that the Acquisition Proposal constitutes a Superior Proposal;

(iii)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under the Arrangement Agreement;

(iv)

Absolute has provided the Purchaser with a notice in writing that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive acquisition agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(v)

Absolute has provided to the Purchaser the terms of such Superior Proposal, including the financial terms of such Superior Proposal and a copy of the proposed definitive acquisition agreement relating to such Superior Proposal (including the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal), together with all related agreements (including any financing commitments or other documents containing any material terms or conditions of such Superior Proposal);

(vi)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of all the materials referred to in (v) above;

(vii)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with (ii) above, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(viii)

after the Matching Period, the Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that (A) such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the proposed amendment to the terms of the Arrangement by the Purchaser under (ii) above); and (B) the failure by the Board to authorize Absolute to enter into a definitive acquisition agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(ix)	Absolute concurrently terminates the Arrangement Agreement and Absolute has previously, or concurrently will have, paid to the Purchaser the Absolute Termination Fee.

See “The Arrangement Agreement — Non-Solicitation Obligations — Right to Match”.

Termination and Termination Fee

The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties and by either the Company (on its own behalf and on behalf of the Purchaser) or the Purchaser in certain other circumstances. A summary of the termination provisions is provided in the main body of this Circular under “The Arrangement Agreement — Termination”.

The Arrangement Agreement provides that an Absolute Termination Fee in the amount of $19 million is payable by the Company to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including if the Company terminates the Arrangement Agreement in the context of a Superior Proposal or if the Board makes an Absolute Change in Recommendation. See “The Arrangement Agreement—Termination Fee”.

The Arrangement Agreement provides that a Reverse Termination Fee in the amount of $35 million is payable by the Purchaser to the Company if the Arrangement Agreement is terminated in certain circumstances, including if the Company terminates the Arrangement Agreement in the context of a Wilful Breach by the Purchaser or if, subject to certain requirements, the Purchaser does not provide sufficient funds as required by the Arrangement Agreement. See “The Arrangement Agreement—Termination Fee”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders through the Required Securityholder Approval;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party.

Securityholder Approval

At the Meeting, pursuant to the Interim Order, the Securityholders will be asked to, if deemed advisable, approve the Arrangement Resolution. Each Securityholder as at 5:00 p.m. (Vancouver time) on the Record Date shall be entitled to vote on the Arrangement Resolution. The Required Securityholder Approval for the Arrangement Resolution is (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Absolute Meeting, (ii) 66 2/3% of the votes cast on the Arrangement Resolution by the Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting excluding for this purpose the votes attached to the Shares that are required to be excluded by MI 61-101 (which excludes Shares held by related parties that are receiving a “collateral benefit” (each as defined in MI 61-101) in connection with the transaction. To the knowledge of the Company, only the votes attached to the Shares owned by Christy Wyatt, the Company’s President and Chief Executive Officer will be excluded from the affirmative vote of not less than a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Absolute Meeting, excluding for this purpose the votes required to be excluded by MI 61-101. The Arrangement Resolution must receive the Required Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. See “Particulars of the Arrangement — Procedure for the Arrangement Becoming Effective — Securityholder Approval”.

For information with respect to the procedures for Securityholders to follow to receive their Consideration pursuant to the Arrangement, see “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Delivery of Consideration” and “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Payment of Consideration”. See also “Summary of the Arrangement” above.

Court Approval

The Arrangement requires the Court’s approval of the Final Order. Prior to the mailing of this Circular, the Company obtained the Interim Order which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “F” to this Circular. Subject to the terms of the Arrangement Agreement, after obtaining the Required Securityholder Approval, the Company intends to make an application to the Court for the Final Order. The hearing of the application for the Final Order is expected to take place on July 4, 2023 at 9:45 a.m. (Vancouver time) at the courthouse located at 800 Smithe St., Vancouver, British Columbia, V6Z 2E1. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. A copy of the full text of the motion to be presented to the Court in respect of the Final Order will be available on the Company’s website. See “The Arrangement Agreement — Procedure for the Arrangement Becoming Effective — Court Approval”.

Regulatory Approval

United States

The Company and Purchaser have determined that the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 do not apply to the proposed Arrangement.

At any time before or after consummation of the Arrangement, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Arrangement, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Arrangement, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Arrangement or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties and state attorneys general may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Arrangement on antitrust or other regulatory grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Australia

The Company and the Purchaser have determined that a foreign investment application in Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “FATA”) is required in relation to the Arrangement. The Arrangement is conditional on a no objection notification under the FATA being obtained (or the relevant time period for a prohibition notice under the FATA having expired).

The Australian Treasurer has powers under the FATA to make adverse orders in respect of a proposed acquisition if the Treasurer considers it to be contrary to Australia’s national interest. The Treasurer administers the FATA with the advice and assistance of the Foreign Investment Review Board (“FIRB”).

The obligation to obtain a statement of no objection in relation to the Company is upon the Purchaser. The Purchaser has lodged such an application with FIRB. The no objection process is not expected to be a regulatory impediment to the consummation of the Arrangement as contemplated.

Timing

The Arrangement will become effective as of the Effective Time and on the Effective Date. If the Meeting is held as scheduled and is not adjourned or postponed and the Required Securityholder Approval is obtained, the Company will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Company and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Company expects the Effective Date to occur in the second half of 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to satisfy the conditions to the completion of the Arrangement in the anticipated time frames.

See “Particulars of the Arrangement — Timing”.

Dissent Rights of Registered Shareholders

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of Sections 237 to 247 of the BCBCA (as modified or supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court), Registered Shareholders as at the close of business on the Record Date have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares, less any applicable withholdings. The dissent procedures require that a Registered Shareholder who wishes to exercise Dissent Rights must send to the Company a Notice of Dissent, which Notice of Dissent must be delivered to Absolute c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com to be received not later than 5:00 p.m. (Vancouver time) on June 27, 2023 (or 5:00 p.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

It is a condition to the Purchaser’s obligation to complete the Arrangement that persons holding no more than 10% of the issued and outstanding Shares shall have validly exercised Dissent Rights (and not withdrawn such exercise of Dissent Rights as at the Effective Date).

The statutory provisions dealing with the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, may result in the loss or unavailability of any Dissent Rights. Accordingly, each Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and consult a legal advisor. Persons who are beneficial owners of Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Shares as of the close of business on the Record Date are entitled to exercise Dissent Rights. A holder of Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares held on behalf of any one beneficial holder and registered in the name of such Shareholder. Some, but not all, of the Shares, have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of some, but not all, of the Shares. Accordingly, a non-registered holder of Shares who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the Notice of Dissent is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on the holder’s behalf. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

See “Dissenting Shareholders’ Rights”.

Stock Exchange Delisting

It is expected that the Shares will be delisted from the TSX and the NASDAQ following the completion of the Arrangement. It is also expected that the Company will make an application to terminate its status as a reporting issuer under Canadian Securities Laws and to deregister its securities under the U.S. Exchange Act.

Deposit of Share Certificates

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificate(s) and/or DRS Advice(s) representing Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Arrangement.

In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of certificate(s) and/or DRS Advice(s) representing Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Shareholders who do not deliver the certificates and/or DRS Advice(s) representing the Shares held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement.

Letters of Transmittal can only be submitted by Registered Shareholders and the Consideration will only be paid to Registered Shareholders. Non-Registered Shareholders should contact their broker, securities dealer, trust company or other Intermediary for details regarding how they can obtain the Consideration to which they are entitled under the Arrangement.

See “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Letter of Transmittal”.

Delivery of Consideration

Upon surrender to the Depositary for cancellation of certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented one or more Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) and/or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as directed by such Shareholder in their Letter of Transmittal, as soon as practicable after the Effective Date by wire transfer or by first-class insured mail, postage prepaid, a cheque, representing the Consideration which such Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to the Plan of Arrangement, and the certificate and/or DRS Advice so surrendered shall forthwith be cancelled. Until surrendered, each certificate and/or DRS Advice which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in lieu of such certificate and/or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement.

See “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Delivery of Consideration”.

Depositary

Computershare Investor Services Inc. is acting as Depositary under the Arrangement. The Depositary will receive deposits of certificates and/or DRS Advices and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also be responsible for giving of certain notices, if required, and for making payment for all Shares purchased by the Purchaser under the Arrangement.

Certain Effects of the Arrangement

Upon completion of the Arrangement, the Purchaser will acquire all of the issued and outstanding Shares and Absolute will be a wholly-owned Subsidiary of the Purchaser. Shortly after consummation of the Arrangement, the Shares will cease to be listed on the TSX and a Form 25 will be filed to delist the Shares from the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Absolute be deemed to have ceased to be a reporting issuer under Canadian Securities Laws. Absolute will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. Absolute will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain of the directors and executive officers of Absolute may have interests that differ from and/or are in addition to, those of Shareholders generally. The Special Committee and the Board recommend that Securityholders vote for the Arrangement Resolution. See “Particulars of the Arrangement — Interests of Directors and Officers in the Arrangement”.

Sources of Funds for the Arrangement

The Purchaser is expected to pay an aggregate amount of (i) approximately US$611 million to acquire all of the outstanding Shares, assuming that no Shareholders validly exercise their Dissent Rights, and (ii) approximately $52 million to fund the cash payments in respect of the outstanding Options, RSUs, PSUs and DSUs that are payable after the Effective Time. With respect to the each RSUs and PSUs, 50% of the RSU Consideration and PSU Consideration will be payable to the holder of such award promptly following the Effective Time and the remaining 50% of such RSU Consideration or PSU Consideration, as applicable, will vest and be payable on the original vesting schedule of the RSUs or PSUs, as applicable, subject to continued service through each applicable vesting date.

The Purchaser has represented and warranted to the Company that with the net proceeds of the Financings, when funded in accordance with the Commitment Letters, the Purchaser shall have sufficient funds available to satisfy the aggregate Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Assuming that no Shareholders exercise their Dissent Rights, that 53,120,166 Shares are outstanding at the Effective Time, that no Options are exercised prior to the Effective Time and no RSUs, PSUs or DSUs are settled prior to the Effective Time, under the terms of the Arrangement Agreement: (i) approximately $611 million will be required to fund the cash consideration for the acquisition of all of the outstanding Shares; and (ii) approximately $52 million will be required to fund the cash payments in respect of the outstanding Options, RSUs, PSUs and DSUs that are payable after the Effective Time.

Prior to the execution and delivery of the Arrangement Agreement, the Parent delivered the Equity Commitment Letter and the Debt Commitment Letter for the purpose of funding amounts payable by the Purchaser in connection with or pursuant to the Arrangement.

See “Particulars of the Arrangement — Sources of Funds for the Arrangement”.

Certain Canadian Federal Income Tax Considerations for Shareholders

Residents of Canada. The receipt of cash by you in exchange of Shares will be a taxable transaction for Canadian federal income tax purposes. Resident Holders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” and are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Residents of Canada. Generally, a Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized by such Non-Resident Holder on the disposition of Shares under the Arrangement, unless such Shares are “taxable Canadian property” to the Non-Resident Holder at the time such Shares are disposed of to the Purchaser and such gain is not otherwise exempt from income tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is only a brief summary of certain material Canadian federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations for Shareholders

The exchange of Shares for the Consideration, pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes.

The foregoing is only a brief summary of certain U.S. federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. In addition, Shareholders are urged to consult their own tax advisors to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to them of the Arrangement in their particular circumstances.

Risk Factors

There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Shares.

You should carefully consider the risk factors described in the section “Risk Factors” in evaluating how you should vote your Shares. Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the Company’s annual information form for the year ended June 30, 2022, filed with the SEC and on SEDAR on August 23, 2022, and in other filings of the Company filed with the securities regulatory authorities and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

INFORMATION REGARDING PROXIES

Who Can Vote

The Board has fixed 5:00 p.m. (Vancouver time) on May 23, 2023 as the Record Date for the purpose of determining Securityholders entitled to receive notice of the Meeting. Each Shareholder is entitled to one vote for each Share held and shown as registered in such holder’s name on the list of Shareholders prepared as of 5:00 p.m. (Vancouver time) on the Record Date. Each Optionholder, RSU Holder, PSU Holder and DSU Holder whose name is entered on the respective securities registers of the Company at the close of business on the Record Date is entitled to one vote for each such Option, RSU, PSU and DSU held in such holder’s name.

Voting Shares and Principal Shareholders

The authorized share capital of the Company consists of 100,000,000 Shares, of which, as of the Record Date, 53,120,166 Shares are issued and outstanding. As of the Record Date, a total of 404,005 Options, 2,408,722 RSUs, 972,673 PSUs and 465,641 DSUs are issued and outstanding. Accordingly, the maximum number of expected potential votes at the Meeting in respect of outstanding Shares, Options, RSUs, PSUs and DSUs total 57,371,207. A quorum for the transaction of business at the Meeting is at least two persons present in person, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for such Shareholder so entitled, representing at least 25% of the issued and outstanding Shares.

To the knowledge of Absolute’s directors and officers, as of the Record Date, Lynnrock Lake LP held 5,976,709 Shares, or approximately 11.25% of the outstanding Shares, Trigan Investments, Inc. held 5,769,331 Shares, or approximately 10.86% of the Shares and Edenbrook Capital, LLC held 5,506,989 Shares, or approximately 10.37% of the Shares.

Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders

A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder may vote at the Meeting either in person or by proxy. A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder who wishes to vote in person at the Meeting need not complete or return the form of proxy or voting instruction form included with this Circular, as those such holders choosing to attend the Meeting may have their votes taken and counted at the Meeting. However, to ensure your representation at the Meeting, we encourage you to return the enclosed proxy or voting instruction form, whether or not you plan to personally attend. Sending your proxy or voting instruction form will not prevent you from voting in person at the Meeting.

A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy or voting instruction form. All proxies completed by Registered Shareholders must be returned to the Company by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll-free number with the control number provided on your form of proxy. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s voting control number; or

(c)

logging on to Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Please review the enclosed form of proxy carefully for additional information and resources for assistance.

To be effective, a proxy form or voting instruction form must be received by Computershare no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

The Shares, Options, RSUs, PSUs and DSUs represented by a properly executed proxy or voting instruction form will be voted for or against the Arrangement Resolution in accordance with the instructions indicated by the Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder on the form of proxy or voting instruction form or alternative method of voting, and if the Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder specifies a choice with respect to any matter to be acted upon, the Shares, Options, RSUs, PSUs or DSUs will be voted accordingly.

Non-Registered Shareholders

We have distributed copies of this Circular and accompanying Notice of Meeting to Intermediaries for distribution to Non-Registered Shareholders at the Company’s expense. Unless a Non-Registered Shareholder has waived its rights to receive these materials, an Intermediary is required to deliver them to the Non-Registered Shareholder and to seek instructions on how to vote the Shares beneficially owned by the Non-Registered Shareholder. In many cases, Intermediaries will have used a service company to forward these Meeting Materials to Non-Registered Shareholders.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. In this case, a Non-Registered Shareholder cannot use the mechanisms described above for Registered Shareholders and must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder can complete the proxy and vote by mail or facsimile only, as described above for Registered Shareholders.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

The Company may utilize Broadridge Financial Services’ QuickVote™ service to assist Non-Registered Shareholders who do not object to their name being made known to the Company with voting their Shares directly by telephone. Non-registered shareholders may be contacted by Laurel Hill, our proxy solicitation agent, to assist in conveniently voting their Shares directly by telephone.

Attending and Participating at the Meeting

At the Meeting, the Company may adopt vaccination verification and/or measures for identifying COVID-19 symptoms or risk factors as may be recommended or required by applicable health authorities. These measures may include requiring Registered Shareholders, Optionholders, RSU Holders, PSU Holders, DSU Holders or duly appointed proxyholders wishing to attend the Meeting to provide sufficient proof of vaccination at the Meeting and/or to sign a confirmation letter regarding their health status. If a Registered Shareholder, Optionholder, RSU Holder, PSU Holder, DSU Holder or duly appointed proxyholder is unable or unwilling to do so, such proxyholder will not be permitted to attend the Meeting. If you intend to participate in the Meeting, or to appoint a proxyholder to attend at the Meeting on your behalf, we encourage those participants to arrive at the Meeting early.

The Company reserves the right to refuse admission to a Securityholder or proxyholder seeking to attend the Meeting if the Company believes the Securityholder or proxyholder poses a potential health risk to attendees at the Meeting or would otherwise breach public health restrictions.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are officers, directors and/or other nominees of the Company. A Securityholder has the right to appoint as a proxyholder a person or company (who need not be a Shareholder of the Company) other than the persons designated in the previous sentence to attend and act on the Securityholder’s behalf at the Meeting. To exercise this right, the Securityholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

To be effective, a proxy form or voting instruction form must be received by Computershare no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary.

A person or corporation whose name appears on the Books and Records of the Company is a Registered Shareholder. A Non-Registered Shareholder is a beneficial owner of Shares that are registered in the name of an Intermediary.

If you have any questions or need assistance voting your Securities, please contact the Company’s proxy solicitation agent and shareholder communication advisor, Laurel Hill, by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 or by email at assistance@laurelhill.com.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the Securities for or against the Arrangement Resolution in respect of which they are appointed by proxy in accordance with the direction of the Securityholders as indicated on the proxy. In the absence of such direction, such Securities will be voted FOR the Arrangement Resolution.

Revocation of Proxy

A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder may revoke a proxy by delivering an instrument in writing executed by such holder or such holder’s attorney authorized in writing or, where such holder is a corporation, by a duly authorized officer or attorney for the Company, either to the registered office of the Company at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Kyle Misewich at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before the vote shall have been taken or in any other manner provided by law.

A Registered Shareholder, Optionholder, RSU Holder, PSU Holder or DSU Holder of the Company may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Securities represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

A Registered Shareholder. Optionholder, RSU Holder, PSU Holder or DSU Holder attending the Meeting has the right to vote and, if he or she does so, his or her proxy or voting information form is nullified with respect to the matters such person votes upon at the Meeting or any adjournment thereof.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

Discretionary Authority of Proxyholder

The enclosed form of proxy confers discretionary authority upon the management proxyholders named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Shares, Options, RSUs, PSUs and DSUs represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters in accordance with the best judgment of the proxyholder pursuant to such discretionary authority.

BACKGROUND AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement Agreement

The provisions of the Arrangement Agreement are the result of arm’s-length negotiations conducted between representatives of Absolute and Crosspoint. The following is a summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

Management of the Company and the Board regularly review and assess the Company’s operations, financial performance, and competitive position and relevant industry developments and, in connection with this review and assessment, periodically consider, potential strategic transactions, including acquisitions, business combinations, financing options and other strategic alternatives that might advance the Company’s strategic objectives. Such review includes engaging in discussions with other parties and the review and consideration of any inbound inquiries from third parties relating to such transactions. In order to facilitate this review, the Company occasionally engages external financial advisors to review and assist with its review and analysis of any such transactions.

As part of its regular review and assessment, in September of 2022, the Board considered, and received a presentation from Perella Weinberg Partners LP (“Perella Weinberg”) on, methods for reducing the Company’s leverage as compared to its peer group and analyzed various alternatives for the same. Perella Weinberg was well-known to the Company based on its qualifications, extensive expertise and international reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. The Board determined that methods to deleverage the Company’s balance sheet should be considered and directed Company management to continue considering alternatives to achieve that objective.

Independently, in December of 2022, representatives of Crosspoint reached out to the Company to learn more about the Company and to discuss ways in which Crosspoint and the Company might be able to work together. On December 12, 2022, prior to entering into a confidentiality agreement, representatives from the Company and Crosspoint met to introduce each other.

In November and December of 2022, the Company undertook a shareholder engagement exercise. The initial feedback from this engagement underscored for the Company that the amount of long-term debt on the Company’s balance sheet, executive turnover, the dual-listed nature of the Company and the Company’s dividend plans were among the major concerns for shareholders. On December 8, 2022, the Board met with Company management to review the current long-term plan and macro-economic environment and received an update from Company management on the discussions with the Company’s debt providers. The Board also received an update on the results of the shareholder engagement exercise and discussed with Perella Weinberg the Board’s concern that the Company’s share price lagged its industry peers. Following the meeting with Company management, the Board requested that Perella Weinberg assist the Company in identifying strategies to reduce the leverage on the Company’s balance sheet.

During the months of December of 2022 and January of 2023, Perella Weinberg and Company management worked to review and identify refinancing strategies.

On February 9, 2023, the Board reviewed the Company’s quarterly financial results in preparation for the upcoming second quarter earnings announcement. At this meeting, Perella Weinberg also discussed with the Board potential alternatives to reduce the Company’s debt in an effort to address the Company’s market performance compared to industry peers, as well as address compliance with covenants under the BSP Credit Agreement. Perella Weinberg discussed various scenarios, including (i) a stand-alone plan, developed by Company management, that was conditioned on organic growth and executing upon the Company’s current long-term plan, with a revised outlook for fiscal year 2023, (ii) re-equitizing the balance sheet through a publicly syndicated convertible debt and equity issuance, (iii) re-equitizing the balance sheet through a potential private investment in Absolute’s equity (a “PIPE”), (iv) a potential business combination with a special purpose acquisition company, and (v) M&A scenarios involving strategic and financial acquirers. Perella Weinberg described to the Board the benefits and considerations of each of these different scenarios in light of various objectives, such as addressing the Company’s structural complexities, reducing balance sheet leverage, lowering execution risk and value creation. The Board further requested Company management to review the Company’s covenants under the BSP Credit Agreement in light of the revised financial outlook of the Company, the prevailing interest rate and credit environment and macro-economic environment effecting top line performance.

On February 14, 2023, the Company reported its second quarter earnings, which were below analyst consensus estimates and included a downward revision of fiscal year 2023 financial guidance. Following the Company’s earnings announcement, the market price of its shares declined by approximately 17%.

On February 17, 2023, Company management met with Perella Weinberg to further discuss the strategic alternatives that Perella Weinberg had identified and requested Perella Weinberg to propose a fee structure for their formal engagement. Perella Weinberg delivered to the Company an initial fee structure on February 24, 2023, and a preliminary draft engagement letter on March 10, 2023.

Commencing on February 17, 2023, Perella Weinberg, on behalf of the Company, and Company management began contacting potential counterparties to explore their interest in a PIPE or another alternative transaction to refinance the Company’s debt. Between February 17 and April 1, 2023, eight financial investors, including Crosspoint, and seven strategic investors were contacted to discuss such a transaction.

During the period from February 17, 2023 to May 10, 2023, Company management and Perella Weinberg held several virtual meetings with such potential counterparties during which the Company’s business, operations, financials and related matters were generally discussed.

On March 15, 2023, one of the parties that had been contacted (“Party A”), following up on previous discussions, contacted the Company to express interest in making a proposal with respect to a potential PIPE transaction involving the Company. On March 16, 2023, Party A provided the Company with a term sheet that outlined a proposal for a potential PIPE transaction, involving a $160 million common share issuance at a discount to the market price of the Company’s shares with the contemplated use of funds being the retirement of Company debt.

On March 17, 2023, Crosspoint provided an indicative non-binding proposal based on outside diligence to date in which it proposed either (i) investing $100 million in the Company in the form of a 6% convertible senior PIK note maturing in 2030 with a conversion price set at a 20% premium to the trading price of the Company’s common stock or (ii) an acquisition of the Company with an indicative price range of $12.00 - $13.00 per share. In connection with delivering the non-binding proposal, Crosspoint also delivered an initial due diligence request list to the Company.

Given the proposals received from counterparties included a variety of transactions, including an acquisition of the Company, on March 21, 2023, the Board adopted a resolution to form a special committee of independent directors comprising Daniel Ryan, Lynn Atchison and Gerhard Watzinger (the “Special Committee”) to review, assess and examine, and to advise the Board on, proposals or offers to acquire equity in the capital of the Company (a “Financing Transaction”), and to review, assess and examine any other strategic alternatives that may offer greater value to the Company and its Shareholders (each, an “Alternative Strategic Transaction”). In connection with designating Messrs. Ryan and Watzinger and Ms. Atchison to the Special Committee, the Board considered their potential conflicts of interest in connection with considering the Financing Transaction and Alternative Strategic Transaction, and determined that they were independent with respect to such transactions.

Later on March 21, 2023, the Special Committee held an initial meeting to review its mandate, discuss next steps with respect to the proposals received from Party A and Crosspoint and to consider potential legal and financial advisors. The Special Committee appointed Dan Ryan to act as its chair. The Special Committee then reviewed its mandate, which conferred the Special Committee with the responsibility to: (i) examine and review, from the point of view of the best interests of the Company, the merits and fairness of any Financing Transaction; (ii) assess, examine and advise the Board regarding any Alternative Strategic Transaction which may be available to the Company including, without limitation, where thought appropriate by the Special Committee, soliciting alternate financing from third parties and maintaining the status quo; (iii) consider and advise the Board as to whether any Financing Transaction or any Alternative Strategic Transaction is in the best interests of the Company and its Shareholders and should be pursued; (iv) supervise the negotiation of or, if necessary, negotiate the terms of any agreements necessary to give effect thereto; (v) consider and address the key business issues relating to any potential transaction; (vi) report to the Board on its activities; and (vii) make recommendations to the Board from time to time. The mandate also provided that the Special Committee was entitled to, without further authorization from the Board, to consider such additional matters and retain such advisors as it may consider relevant or advisable. After consideration, the Special Committee ratified the mandate. The Special Committee then requested Perella Weinberg to continue engaging with counterparties regarding a potential PIPE transaction or other strategic transaction and requested Company management to continue to explore options with BSP to relieve near-term pressure under the covenants in the BSP Credit Agreement.

In order to proceed further with legal and financial due diligence, on March 23, 2023, Party A signed a confidentiality agreement with the Company and Party A and its advisors were subsequently granted access to a virtual data room containing certain legal, financial and commercial information regarding the Company.

On March 23, 2023, the Company met with BSP to discuss the Company’s third quarter performance and its compliance with the leverage ratio under the BSP Credit Agreement. In order to provide the Company with flexibility to operate its business and ensure future compliance with the debt covenant ratio, the Company proposed certain amendments to the debt covenant ratio for future periods, as well as an increase in the credit given to the Company for cash on the balance sheet in the ratio calculation. The Company also informed BSP that it had initiated a process to evaluate strategic transactions, including specifically PIPE transactions in the $75-100 million range to refinance its debt and shared that the likely timeline for announcing such a transaction would be prior to the Company’s prospective earnings announcement on May 15, 2023.

Also on March 23, 2023, the Special Committee approved the engagement of Perella Weinberg by written consent.

On March 24, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on discussions with potential counterparties and approve entering into an engagement letter with Perella Weinberg. The Special Committee also received an update from Company management on its discussions with BSP and the potential need for additional cushion under the covenants in the BSP Credit Agreement. The Special Committee also considered the Company’s share price performance after the announcement of its last quarterly results and reviewed Company management’s early expectations of the Company’s third quarter financial performance and its potential impact on the Company’s share price. The Special Committee noted that given the worsening macro-economic and credit environment and the expected near-term financial performance of the Company, including the impact of post-pandemic non-renewals by customers in the education sector, the window to execute a PIPE transaction or a strategic transaction that was value accretive to Shareholders was likely limited to the short term.

On March 27, 2023, the Company entered into an engagement letter with Perella Weinberg, pursuant to which Perella Weinberg would serve as the Company’s financial advisor with respect to a potential transaction, including the Financing Transaction or an Alternative Strategic Transaction. Perella Weinberg continued its outreach efforts with potential financial investors and strategic investors to explore their interest in a PIPE transaction or other strategic transaction.

On March 28, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions with potential counterparties.

On March 29, 2023, Crosspoint signed a confidentiality agreement with the Company and Crosspoint and its advisors were subsequently granted access to a virtual data room containing information regarding the Company. Crosspoint conducted diligence of the Company, including, but not limited to, business, financial, engineering, sales, product, operational, information technology, legal, human resources, tax and accounting diligence. This included various discussions between members of Company management and Crosspoint and their respective advisors on an array of subject matters. These due diligence investigations continued throughout the period up to the signing of the Arrangement Agreement on May 10, 2023.

The Special Committee met periodically throughout the remainder of March, April and May of 2023, including with the Company’s legal and financial advisors, to discuss the status of discussions with various counterparties and to review the various transaction proposals and options and timelines relating to each transaction proposal.

On March 30, 2023, the Company and BSP discussed the Company’s plans to enter into a potential PIPE transaction and the Company’s financial position in the context of the leverage ratio under the BSP Credit Agreement. In anticipation of such a transaction and in consideration of the likely timeline of such a transaction, the Company requested and BSP agreed, to enter into an amendment to the BSP Credit Agreement which would provide the Company additional comfort that it would satisfy the quarterly leverage ratio under the BSP Credit Agreement as of March 31, 2023. The Amendment included a deferral of fees in respect of such amendment and an agreement that the Company would deliver to BSP a letter of intent providing for an equity financing of at least $75 million by May 15, 2023, which would be consummated by July 15, 2023 consistent with the Company’s previously disclosed process timeline.

On March 31, 2023, based on prior outreach by Company management and Perella Weinberg, another party (“Party B”) submitted two non-binding proposals to explore strategic transactions with the Company. The first proposal was for a PIPE consisting of $105 million of convertible preferred shares with proceeds to be used to retire a portion of the Company’s debt. The second alternative was a proposal to acquire the Company at an indicative price range of $10.25 - $10.75 per share. Also on March 31, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions with the potential counterparties, including Party A, Party B and Crosspoint.

On April 4, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions with potential counterparties, including the proposal received from Party B. The Special Committee instructed Perella Weinberg to indicate to Party B that the terms offered would not be sufficient to allow Party B to engage in further due diligence.

Party B provided an updated non-binding transaction proposal on April 6, 2023, with an indicative price range of $12.25 - $12.75 per share for an acquisition of the Company.

On April 7, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions with potential counterparties and to review the proposal from Party B. The Special Committee authorised Company management and Perella Weinberg to continue discussions with Party B regarding a potential transaction. The Special Committee also received an update on preliminary projected financial performance of the Company for third quarter, 2023 and a revised long-term forecast for the Company through fiscal year 2026 proposed by Company management. The Special Committee reviewed how such performance (i) was projected to compare against analyst consensus estimates and (ii) would impact the Company’s prospects for a PIPE transaction or other strategic transaction.

On April 8, 2023, the Company and Party B entered into a confidentiality agreement in connection with a proposed transaction between Party B and the Company. The Company granted Party B and its advisors access to a virtual data room containing information regarding the Company.

On April 11, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions with potential counterparties. The Special Committee also discussed the timeline for the various transaction structures and instructed its legal advisors to prepare a draft arrangement agreement for distribution to bidders reflecting a potential acquisition of the Company, while continuing to consider other transaction structures.

On April 12, 2023, another party (“Party C”), following up on prior outreach, contacted Perella Weinberg to express interest in exploring a potential refinancing transaction with the Company. Perella Weinberg informed the Company of this contact and the Company entered into a confidentiality agreement with Party C to allow Party C to engage in further due diligence regarding such a transaction. The Company granted Party C access to a virtual data room containing information regarding the Company.

On April 13, 2023, the Special Committee, after consideration and discussions with the Company’s legal and financial advisors authorized the Company to place in the data room an initial draft of an arrangement agreement for a potential acquisition transaction.

On April 14, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions potential counterparties and after receiving that update and discussing potential next steps, the Special Committee instructed Perella Weinberg to request refreshed bids from parties that were conducting due diligence. Following that instruction Perella Weinberg requested refreshed bids from all parties that were conducting diligence during the week of April 17, 2023. The Company only received one revised offer in response to this request on April 20, 2023, from Crosspoint.

Later on April 14, 2023, the Company entered into a confidentiality agreement with another party (“Party D”), with whom the Company had previously engaged in discussions regarding a potential strategic transaction. The Company granted Party D access to a virtual data room containing information regarding the Company.

On April 18, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on Perella Weinberg’s discussions with counterparties.

On April 19, 2023, the Company and Perella Weinberg held preliminary discussions with another party which expressed its interest in making a proposal with respect to a potential acquisition transaction involving the Company. Company management engaged in diligence sessions with this party, but no formal bid was ever submitted.

Later on April 19, 2023, Party B withdrew its April 6, 2023 proposal. Also on April 19, 2023, based on prior discussions, another party (“Party E”) submitted a non-binding indication of interest to acquire the Company at an indicative price range of $10.50 - $12.50 per share.

On April 20, 2023, Crosspoint delivered a non-binding proposal to acquire the Company at an indicative price of $12.00 per Share to be paid in cash (the “Refreshed Take Private Proposal”) as well as a non-binding proposal relating to a potential PIPE transaction for the purchase of an aggregate of $150 million of common shares at a discount to the market price of the Company’s common shares and not to exceed $8.01 per share (the “Refreshed PIPE Proposal”, together with the Refreshed Take Private Proposal, the “Refreshed Proposals” ). The Refreshed Proposals also included Crosspoint’s proposals regarding certain key legal terms in the documentation relating to the two potential transactions. Following receipt of the Refreshed Proposals, further discussions ensued between the Company and Crosspoint whereby Crosspoint conveyed a high level of preparedness and commitment to execute a transaction in a timely manner.

On April 21, 2023, the Special Committee held a meeting to receive an update with respect to the terms of the Refreshed Proposals with Company management and the Company’s financial and legal advisors, and to receive an update on the progress of diligence investigations by Crosspoint and other potentially interested parties. Company management outlined the terms of the Refreshed Proposals, noted the status of the diligence discussions and provided updates on discussions with other parties regarding a potential transaction with the Company. Perella Weinberg reviewed with the Special Committee various financial considerations of the Refreshed Take Private Proposal. Perella Weinberg compared the various transaction structures including in respect of the price per share offered, the ability to deleverage the Company effectively, the dilutive impact to shareholders, key governance terms, timing and execution risk. The Special Committee noted in particular that compared with the premiums offered in the take private transactions proposed by Party B, Party E and Crosspoint, the PIPE transactions were being proposed at a discounted price per share, along with negative control from the substantial equity issuance and requested governance and investor rights, while also removing the dividend and failing to address the structural concerns of the Company. The Company’s legal advisors, Blake, Cassels & Graydon LLP (“Blakes”) and Cooley LLP (“Cooley”) provided guidance on specific legal terms relating to the proposals under consideration.

On April 21, 2023, Party E signed a confidentiality agreement in furtherance of the proposal submitted by Party E on April 19, 2023 and was granted access to a virtual data room containing information regarding the Company.

On April 21, 2023, the Company met with BSP to discuss the status of the Company’s engagement with counterparties for a potential PIPE transaction. BSP proposed to the Company that, if a PIPE transaction was not available on attractive terms, BSP was willing to consider converting a portion of the BSP loan into an unsecured convertible note structure. The Company discussed that proposal with Perella Weinberg and determined that it was not an attractive structure, but it would be helpful to retain this as an alternative to a strategic transaction.

On April 23, 2023, Crosspoint approached the Company to revise its Refreshed Take Private Proposal (the “Revised Take Private Proposal”) to reflect an indicative price of $12.60 per share and which Revised Take Private Proposal was conditional on the Company granting Crosspoint with an exclusivity period to conduct final diligence and to negotiate an acquisition of the Company.

On April 23, 2023, the Special Committee met with the Company’s financial and legal advisors to receive an overview and discuss the Revised Take Private Proposal, as well as an update on discussions with other potential counterparties. The Special Committee also received an update on the debt restructuring alternative proposed by BSP and agreed with Company management’s assessment regarding the proposal. The Special Committee further considered the request for exclusivity from Crosspoint and noted that, other than the proposals from Crosspoint, it had not received any other refreshed proposals.

On April 24, 2023, the Special Committee met to receive an update with respect to the Revised Take Private Proposal and discussions with other counterparties. In attendance were representatives of Company management and the Company’s legal and financial advisors. Perella Weinberg provided preliminary analyses of the Revised Take Private Proposal and described the current market environment and reviewed Crosspoint’s borrowing capacity in relation to financing the Revised Take Private Proposal. The Special Committee was informed that none of the other potential counterparties who had proposed a potential acquisition transaction with the Company were in a position to make firm proposals regarding such a transaction. The Special Committee also considered the status of discussions with counterparties (including Crosspoint) that had proposed PIPE transactions and considered the dilutive impact of such transactions, the governance rights requested by the counterparties, the shareholder approval requirements and the discounted price per share of such proposals. The Special Committee further considered the debt restructuring options available to the Company and the continuation of the Company as a standalone entity in the current macroeconomic environment. After discussion, the Special Committee determined that an acquisition of the Company by Crosspoint combined a strong likelihood of execution and a price per share that would deliver, amongst the options then available to the Company, the most value to Shareholders. Accordingly, the Special Committee instructed Perella Weinberg to send a counter-proposal to Crosspoint with an indicative price of $13.00 per share in exchange for a grant of exclusivity (the “Counter Proposal”). The Special Committee deemed it advisable to enter into exclusivity with Crosspoint until May 5, 2023, and to enter into negotiations with respect to the other terms and conditions of a potential take private transaction involving the Company and Crosspoint. Perella Weinberg communicated the Counter Proposal to Crosspoint on April 24, 2023. On April 25, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the status of discussions with Crosspoint and its due diligence.

On April 26, 2023, Crosspoint indicated acceptance of the Company’s Counter Proposal, subject to further due diligence and the receipt of financing commitments.

On April 26, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the status of the discussions with Crosspoint and next steps.

Later on April 26, 2023, the Company and Crosspoint entered into an exclusivity agreement (the “Exclusivity Agreement”). The Exclusivity Agreement required the Company to negotiate exclusively with Crosspoint until May 5, 2023. Legal counsel for Crosspoint presented a revised draft of the Arrangement Agreement to legal counsel to the Company.

On April 28, 2023, the Special Committee met with Company management, Perella Weinberg, Blakes and Cooley. At this meeting, the Special Committee received an update on the status of negotiations with Crosspoint, including the key legal terms proposed in the revised draft of the Arrangement Agreement. The Special Committee also discussed with Company management and the Company’s legal and financial advisors the potential engagement of an additional independent financial advisor to obtain a second fairness opinion on a fixed fee basis, in addition to the fairness opinion to be provided by Perella Weinberg in connection with its engagement as the Company’s financial advisor. Following discussion, and after reviewing the potential options for financial advisors, the Special Committee resolved to retain Raymond James Ltd. (“RJ”) as financial advisor to the Special Committee to deliver a fairness opinion on a fixed fee basis, and authorized Company management to review, negotiate and execute the engagement letter with RJ on behalf of the Special Committee.

On April 29, 2023, legal counsel for the Company presented a revised draft of the Arrangement Agreement to legal counsel to Crosspoint reflecting the positions discussed with Company management and the Special Committee over the period of April 26, 2023 to April 29, 2023.

On April 30, 2023, legal counsel for Crosspoint presented a revised draft of the Arrangement Agreement to legal counsel to the Company.

Crosspoint continued its due diligence process and due diligence discussions were held between management of the Company and Crosspoint between May 1, 2023 and May 10, 2023.

On May 1, 2023, Crosspoint reached out to Perella Weinberg to request an extension to the exclusivity period in order to arrange Crosspoint’s financing and obtain fully executed debt and equity commitment letters. Perella Weinberg indicated that the Company would likely be unwilling to extend exclusivity and encouraged Crosspoint to continue to work on its financing and that the parties should discuss the status of the financing on May 5, 2023.

On May 2, 2023, the Special Committee entered into an engagement letter with RJ which provided that RJ’s compensation under its engagement letter did not depend in whole or in part on any conclusion reached by RJ or on the completion of the Arrangement.

On May 2, 2023, the Special Committee met with Company management and the Company’s financial and legal advisors to receive an update on the discussions on the status of the negotiations with Crosspoint, including the Company’s proposed response to the most recent draft of the Arrangement Agreement from Crosspoint. Later that evening, legal counsel for the Company presented a revised draft of the Arrangement Agreement to legal counsel to Crosspoint reflecting the positions discussed with Company management and the Special Committee over the period of April 30, 2023 to May 2, 2023.

On May 3, 2023, the Board met with the Company management team, Perella Weinberg, Blakes and Cooley. At this meeting, the Board received an update on the status of the negotiations with Crosspoint and outstanding diligence matters.

On May 4, 2023, legal counsel for Crosspoint presented a revised draft of the Arrangement Agreement to legal counsel to the Company.

Also on May 4, 2023, Crosspoint conveyed to Company management that, while it would continue its work, Crosspoint would not be seeking an extension of exclusivity given the uncertainty that recent discussions with financing parties introduced.

On May 5, 2023, the Special Committee met with the Company management team, Perella Weinberg, Blakes and Cooley. At this meeting, the Special Committee received an update on the status of the negotiations with Crosspoint and reviewed the key terms in the most recent draft of the Arrangement Agreement. The Special Committee also considered the status of the Exclusivity Agreement, which was to expire on May 5, 2023 at 11:59 p.m., but authorised Company management and its advisors to continue to work in good faith towards a definitive transaction with Crosspoint.

Between May 5 and May 7, 2023, negotiations with Crosspoint continued and additional due diligence materials were provided in response to inquiries from Crosspoint about the Company’s long-term debt.

On May 7, 2023, the Special Committee met with the Company management team, Perella Weinberg, Blakes and Cooley. At this meeting, the Special Committee received an update on the status of the negotiations with Crosspoint, outstanding diligence matters and the terms of the BSP Credit Agreement. The attendees were provided with a summary of key issues in the Arrangement Agreement draft that was received from legal counsel to Crosspoint on May 4, 2023.

Later on May 7, 2023, Company management and its legal and financial advisors engaged with Crosspoint and its legal advisors on various matters relating to Crosspoint’s due diligence and key issues in the Arrangement Agreement, Company management also informed Crosspoint that the Company was in discussions with BSP regarding a potential amendment to the BSP Credit Agreement.

On May 8, 2023, legal counsel for the Company presented a revised draft of the Arrangement Agreement to legal counsel to Crosspoint reflecting the positions discussed with Company management and the Special Committee over the period of May 2, 2023 to May 8, 2023.

Also on May 8, 2023, the Company amended and restated the BSP Credit Agreement to facilitate entry into an acquisition transaction from the previously contemplated PIPE transaction and to provide additional flexibility under the leverage covenants in light of the time it could take to consummate such a transaction. Later on May 8, 2023, the Company provided Crosspoint with a copy of the amendment as executed.

On May 9, 2023, Crosspoint provided a final, updated proposal to Company management to acquire the Company at a reduced price of $11.50 per Share. Crosspoint communicated that the revision in price was due to, among other factors, the results of ongoing discussions with its own financing sources, the Company’s long term debt profile, the completion of Crosspoint’s due diligence investigation including information received after providing the Refreshed Proposals and the broader macro-economic environment.

On May 9, 2023, the Special Committee met to receive further updates from Company management and the Company’s financial and legal advisors with respect to the proposed transaction and negotiations with Crosspoint, and discussed the revised proposal of $11.50 per Share from Crosspoint. The Special Committee further reviewed the other alternatives to Crosspoint’s acquisition proposal and the likelihood of execution of such transactions. The Special Committee also considered the Company’s prospects were it to pursue a standalone strategy in the prevailing interest rate environment and overall macro-economic environment, the Company’s projected weakening near term financial performance and therefore, its potential ability to comply with its covenants under the BSP Credit Agreement. The Special Committee noted the potential impact of these factors on the Company’s share price against the premium offered by Crosspoint, which, at $11.50 per Share still represented a premium of approximately 36% to the closing price of the Shares on May 9, 2023 and offered significant closing certainty. The Special Committee further noted the expertise that Crosspoint would bring in helping the Company execute on its long-term plan. The Special Committee also authorised Perella Weinberg to engage in final discussions with certain other counterparties to determine whether any further proposals would be forthcoming since the exclusivity with Crosspoint had lapsed. These discussions did not yield any further proposals from any counterparties.

On May 9, 2023, legal counsel for Crosspoint presented a revised draft of the Arrangement Agreement to legal counsel to the Company.

On May 10, 2023, the Special Committee met with Company management, Perella Weinberg, RJ, Blakes and Cooley to discuss the proposed Arrangement and the Arrangement Agreement. The other members of the Board also joined that meeting, such that the entire Board was present. During the meeting, Blakes and Cooley made a presentation setting out the material legal terms of the Arrangement Agreement. Perella Weinberg reviewed with the Special Committee and the Board its financial analyses of the transaction with Crosspoint pursuant to which Crosspoint would acquire the Company for $11.50 per Share. Perella Weinberg rendered to the Board its oral opinion, subsequently confirmed in writing that, as of May 10, 2023 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Consideration to be received by Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders.

Also on May 10, 2023, at the same meeting, RJ reviewed with the Special Committee its financial analysis and delivered to the Special Committee an oral opinion (subsequently confirmed in writing) to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders.

The Special Committee then met in camera with the Company’s legal advisors. During the meeting the Special Committee received advice from the Company’s legal advisors with respect to its duties and responsibilities in making its determinations and recommendations to the Board. Having considered the terms of the Arrangement Agreement,the opinion of Perella Weinberg and the RJ Fairness Opinion, the Special Committee discussed and analyzed the benefits and risks associated with the Arrangement, including the factors set out below under the heading “Background and Reasons for the Arrangement – Reasons for the Arrangement”. After careful consideration, the Special Committee unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders; that the Arrangement is in the best interests of the Company; and the Special Committee recommended that the Board recommend that the Shareholders and holders of Incentive Securities vote in favour of the Arrangement Resolution, and unanimously resolved to recommend to the Board that the Arrangement Agreement be approved by the Board substantially in the form circulated to the Special Committee.

After that Special Committee meeting concluded, the Board, including members of the Special Committee convened to consider such matters, having previously received the presentation by the Company’s legal advisors that was given to the Special Committee at its meeting regarding the material terms of the Arrangement Agreement. The Special Committee reported to the Board on the process it had undertaken, and confirmed its unanimous recommendation that the Board approve the Arrangement and the Arrangement Agreement and recommend that Shareholders and holders of Incentive Securities vote in favour of the Arrangement Resolution. Following a discussion of the benefits and risks associated with the Arrangement, and other factors the Board deemed relevant, including the factors set out below under the heading “Background and Reasons for the Arrangement – Reasons for the Arrangement” the Board then unanimously determined that the Arrangement is in the best interests of the Company and is fair, from a financial point of view to the Shareholders and holders of Incentive Securities; unanimously approved the Arrangement and the Arrangement Agreement, and the Company’s entrance into the Arrangement Agreement and performance of the transactions contemplated thereby; and unanimously resolved to recommend that Shareholders and holders of Incentive Securities vote in favour of the Arrangement Resolution, the Plan of Arrangement and the Arrangement Agreement.

Throughout the late evening on May 10, 2023, the Company and Crosspoint, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents based on the final material terms approved by the Board. The Company and Crosspoint executed the Arrangement Agreement later in the evening on May 10, 2023 and the Company announced the Arrangement Agreement before the markets opened on May 11, 2023.

BSP Credit Agreement Amendments

Absolute initially amended the terms of the BSP Credit Agreement in March 2023 in contemplation of a potential PIPE transaction. The amendment provided the Company additional comfort that it would satisfy the quarterly leverage ratio under the BSP Credit Agreement as of March 31, 2023 and also included a deferral of fees in respect of such amendment and an agreement that the Company would deliver to BSP a letter of intent providing for an equity financing of at least $75 million by May 15, 2023, which would be consummated by July 15, 2023. When a sale transaction became more likely, the Company and BSP further amended the BSP Credit Agreement to contemplate a sale transaction, rather than a PIPE, and to provide time and flexibility under the terms of the BSP Credit Agreement for Absolute to complete a sale transaction of the Company, including the Arrangement. Specifically, amongst other changes, the amendment provided for (a) the repayment of the principal amount, all interest accrued and any prepayment premium required under the BSP Credit Agreement upon the earlier to occur of (i) the completion of a sale transaction of the Company, including the Arrangement, (ii) five business days following the termination of the Arrangement Agreement, (iii) the Arrangement failing to be approved in any shareholder vote and (iv) November 15, 2023; (b) the relaxation of the total net leverage test under the BSP Credit Agreement for the periods ending on March 31, 2023 and June 30, 2023; and (c) the inclusion of additional unrestricted cash on hand in the net measurement of debt under the terms of the BSP Credit Agreement. Absolute also agreed pay a fee to BSP in consideration for the amendments to the BSP Credit Agreement upon consummation of a sale transaction, including the Arrangement. There were no changes to the principal amount nor the interest rate under the BSP Credit Agreement.

Recommendation of the Special Committee

After careful consideration, including a thorough review of the Arrangement Agreement, the Fairness Opinions and other matters, and taking into account the best interests of the Company, and after consultation with management, its legal advisors and RJ the Special Committee has unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of the Company. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend that Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Board

The Board, after careful consideration and taking into account the best interests of the Company, and after consultation with management, Perella Weinberg and outside legal counsel, and upon the unanimous recommendation of the Special Committee (which consulted with management, RJ and outside legal counsel), has determined that it is advisable and in the best interests of the Company to approve the entrance into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters and that the Arrangement is fair to Shareholders and the Arrangement is in the best interest of the Company. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future business of Absolute and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

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Premium. The Consideration represents a premium of approximately 34% to the closing price of the Shares on the NASDAQ on May 10, 2023, and a premium of approximately 38% to the Company’s 30-day VWAP of the Shares on the NASDAQ for the period ending on May 10, 2023.

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Compelling Value Relative to Alternatives. The Board conducted a pre-signing market check process involving outreach to potential strategic and financial counterparties for financing or acquisition transactions. The Special Committee and the Board determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, taking into account, among other things, those parties’ strategic rationale, preferred form of transaction, access to capital, and their ability to execute in a timely manner. The Special Committee and the Board also considered the Company’s standalone business strategy in the context of current economic and market conditions and current management projections and concluded that the Arrangement would provide greater and more certain value to Shareholders than would reasonably be expected from the continued execution of the Company’s strategic plan.

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Certainty and Immediate Liquidity. The Consideration of US$11.50 per Share provides certainty, immediate value and liquidity to our Shareholders while eliminating the effect on our Shareholders of likely further dilution, long-term business and execution risk or to financial markets or economic conditions.

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Debt Pressure. The Company has indebtedness outstanding under the BSP Credit Agreement. The Arrangement provides for the repayment in full of the BSP Credit Agreement thereby eliminating the risks associated with the high debt load and the compliance burden of the financial covenants therein in light of a worsening interest rate and macroeconomic environment.

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Result of a Comprehensive Market Check. The Company’s management, under the supervision of the Special Committee and guidance of its independent financial advisor, Perella Weinberg, contacted 15 potential counterparties, including eight private equity funds and seven strategic investors, resulting in five parties executing non-disclosure agreements, and four submitting offers. None of the other parties were able to transact at a competitive level to the Consideration proposed in the Arrangement.

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Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with the Purchaser that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Special Committee and the Board. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board with the advice of the Company’s legal and financial advisors.

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Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited written Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.

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Opinion of Perella Weinberg. On May 10, 2023, Perella Weinberg rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders. A copy of the opinion of Perella Weinberg is included as Appendix “A” to this Circular.

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RJ Fairness Opinion. The RJ Fairness Opinion delivered by RJ to the Special Committee that, subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the RJ Fairness Opinion is included as Appendix “B” to this Circular. RJ was paid a fixed fee for its Fairness Opinion and is not receiving any compensation contingent upon completion of the Arrangement.

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Supported by Directors and Senior Management. Pursuant to Support and Voting Agreements, the directors and senior executive officers of the Company have agreed to vote all of their Securities in favour of the Arrangement.

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Business and Macroeconomic Conditions. The current and prospective business and financial environment in which Absolute operates, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on Absolute and the execution of its plans as a standalone company, including the risks of current increased economic and market uncertainty related to factors such as the regional bank crisis in the United States, inflation and the impact of a high interest rate environment on Absolute’s indebtedness, and the continuing war in Ukraine, and increased challenges faced by companies in Absolute’s industry of its scale in raising capital.

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Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board believe, with the advice of their legal and financial advisors, are reasonable in the circumstances. The Arrangement is not subject to a financing condition, and the Purchaser has committed equity and debt financing for the Arrangement.

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Securityholder Approval. The Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes required to be excluded by MI 61-101.

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Court and Regulatory Approval. The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders, the Australian Foreign Investment Review Board, and, as applicable, by the regulatory body under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976. Based on the assessment of the regulatory risk profile of the proposed transaction with the Purchaser, the Special Committee and the Board, in consultation with the Company’s advisors regarding regulatory considerations, does not expect there to be antitrust or other regulatory impediments to the consummation of the Arrangement.

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Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as at the close of business on the Record Date may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

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Appropriateness of Deal Protections. The Termination Fee of $19 million, the reverse termination fee of $35 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board, after receiving legal and financial advice, appropriate for a transaction of this nature.

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Profile of Purchaser. The Special Committee and the Board considered the due diligence and advice of the Company’s financial advisors regarding the Purchaser’s commitment, credit worthiness, track record as a strategic-minded investor, and anticipated ability to complete the transactions contemplated by the Arrangement Agreement.

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Treatment of Employees. The Purchaser has agreed that for 12 months following the Effective Time (or such shorter time as a continuing employee may be employed by the Company or its Subsidiaries), each continuing employee’s base salary or base hourly wage rate, commission structure and opportunities, and/or annual target cash bonus opportunities will be maintained at a level at least as favorable as, and other compensation and benefits (excluding, for the avoidance of doubt, the Excluded Benefits) will be maintained at a level substantially comparable, in the aggregate to, the base salary or base hourly wage rate, commission structure and opportunities, annual target cash bonus opportunities and/or other compensation and benefits (other than Excluded Benefits) provided to such continuing employee immediately prior to the Effective Time. The Special Committee and the Board also favorably evaluated Purchaser’s strategic plan for the Company as being well-suited for the Company’s employees.

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Stakeholder Considerations. The Special Committee and the Board considered the effect of the transaction with the Purchaser on the Company’s stakeholders, including its Shareholders, employees, creditors, consumers, governments and the environment and concluded that the transaction would not be adverse to their interests.

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Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with the Company’s advisors. The Arrangement was unanimously recommended to the Board by the Special Committee on the basis described herein and on the basis of the legal and financial advice that was received by the Special Committee.

The Special Committee and the Board (with the support and advice from legal and financial advisors) also considered a number of potential issues regarding and risks resulting from the Arrangement and the Arrangement Agreement, including, among others:

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the risks to the Company and its stakeholders, including the Shareholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the temporary diversion of the Company’s management from the conduct of the Company’s business in the ordinary course;

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the fact that, following the implementation of the Plan of Arrangement, the Company will no longer exist as an independent public company and the Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans, balanced against the fact that the Shareholders will no longer be taking any risks of the Company’s business;

•	the conditions to the Purchaser’s obligations to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

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the terms of the Arrangement Agreement, including those in respect of: (i) restricting the Company from soliciting third parties to make an Acquisition Proposal and (ii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that the Company makes a change in recommendation or enters into an agreement in respect of a Superior Proposal, the Company must pay the Termination Fee to the Purchaser;

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the fact that, if the Arrangement is not consummated and the Board decides to seek another transaction, there can be no assurance that the Company will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid under the Arrangement, or that the Shareholders would be able to receive cash or other consideration for their Shares equal to or greater than the Consideration payable under the Arrangement in any other future transaction that the Company may effect; and

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the fact that certain of the Company’s directors and/or officers may receive additional and separate benefits in their capacity as such in connection with the Arrangement, than those received by the Shareholders generally in connection with the Arrangement.

See “The Arrangement Agreement” and “Reasons for the Arrangement”.

The foregoing summary of the information, factors and risks considered by the Special Committee and the Board is not, and is not intended to be, exhaustive. In view of the factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board’s recommendations were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Absolute, and were also based upon the advice of the Board’s and Special Committee’s financial advisors and the Company’s legal counsel. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors.

Opinion of Perella Weinberg

Perella Weinberg was engaged by the Company as the exclusive financial advisor to the Board pursuant to an engagement letter dated March 27, 2023. The Board requested that Perella Weinberg evaluate the fairness, from a financial point of view, to the Shareholders of the consideration to be received by such Shareholders pursuant to the Arrangement. On May 10, 2023, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders.

The full text of Perella Weinberg’s written opinion, dated May 10, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Perella Weinberg, is attached as Appendix “A” to this Circular and incorporated by reference. Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Board in connection with, and for the purpose of, the Board’s evaluation of the Arrangement from a financial point of view, and does not address any other term, aspect or implication of the Arrangement or the Arrangement Agreement or any other document contemplated by or entered into in connection with the Arrangement Agreement, the form or structure of the Arrangement or the likely timeframe in which the Arrangement will be consummated. In addition, Perella Weinberg’s opinion does not address the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Arrangement Agreement, any class of such persons, relative to such consideration or otherwise. Perella Weinberg’s opinion does not address the underlying decision by the Company to engage in the Arrangement or enter into the Arrangement Agreement, or the relative merits of the Arrangement compared with any alternative transactions or business strategies. Perella Weinberg’s opinion does not address any tax or other consequences that may result from the transactions contemplated by the Arrangement Agreement or any other related document. Perella Weinberg’s opinion does not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understands the Company has received such advice as it deems necessary from qualified professionals. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any Shareholder as to how such holder should vote or otherwise act with respect to the Arrangement or any other matter. Perella Weinberg’s opinion does not address the prices at which the Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Arrangement to, or any consideration received in connection with the Arrangement by, the holders of any other class of securities (other than the Shares), creditors or other constituencies of the Company. The description of Perella Weinberg’s opinion is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Perella Weinberg, among other things: (i) reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company, including equity research analyst reports; (ii) reviewed certain internal financial statements, analyses and forecasts (the “Company Forecasts”) and other internal financial information and operating data relating to the business of the Company, in each case, prepared by management of the Company and approved for Perella Weinberg’s use by the Board; (iii) discussed the past and current business, operations, financial condition and prospects of the Company with senior management of the Company and other representatives and advisors of the Company; (iv) compared the financial performance of the Company with that of certain publicly traded companies which Perella Weinberg believed to be generally relevant; (v) compared the financial metrics of the Company with the publicly available financial metrics of certain precedent transactions which Perella Weinberg believed to be generally relevant; (vi) reviewed the historical trading prices and trading activity for the Shares and compared such price and trading activity with that of securities of certain publicly traded companies which Perella Weinberg believed to be generally relevant; (vii) participated in discussions among representatives of the Company and Purchaser and their respective advisors; (viii) reviewed a draft, dated May 10, 2023, of the Arrangement Agreement and certain related documents, including a draft, dated May 10, 2023, of the Support and Voting Agreement; (ix) reviewed the debt commitment letter from debt financing sources to Purchaser, substantially in the form of the draft dated May 9, 2023, the draft equity commitment letter from investment funds affiliated with Purchaser dated May 9, 2023, and the draft limited guarantee made by certain funds affiliated with Crosspoint Capital Partners, L.P. (“Crosspoint”), dated May 9, 2023; and (x) conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate. To the best of Perella Weinberg’s knowledge, it was not denied access by the Company to any information requested by Perella Weinberg.

For purposes of its opinion, Perella Weinberg assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by Perella Weinberg (including information that was available from public sources) and further relied upon the assurances of management of the Company that they were not aware of any material omission or misstatement of material fact that would make such information inaccurate or misleading in any material respect. With respect to the Company Forecasts, Perella Weinberg was advised by management of the Company and assumed, with the Board’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the Company Forecasts or the assumptions on which they were based. In arriving at its opinion, Perella Weinberg did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company,

Purchaser or any of their respective subsidiaries. Perella Weinberg did not assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of the Company or any other party. In addition, Perella Weinberg did not evaluate the solvency of any party to the Arrangement Agreement, or the impact of the Arrangement thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

Perella Weinberg assumed that the final Arrangement Agreement and Support Agreement would not differ from the drafts of the Arrangement Agreement and Support Agreement reviewed by it in any respect material to its analysis or opinion. Perella Weinberg also assumed that (i) the representations and warranties of all parties to the Arrangement Agreement and all other related documents and instruments that were referred to therein were true and correct in all respects material to its analysis and opinion, (ii) each party to the Arrangement Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to its analysis and opinion, and (iii) the Arrangement would be consummated in accordance with the terms set forth in the Arrangement Agreement, without any material modification, amendment, waiver or delay that would be material to its analysis or opinion, including that Purchaser will obtain financing in accordance with the terms of the Equity Commitment Letter and the Debt Commitment Letter. In addition, Perella Weinberg assumed that in connection with the receipt of all approvals and consents required in connection with the Arrangement, no delays, limitations, conditions or restrictions would be imposed that would be material to its analysis.

Perella Weinberg’s opinion addresses only the fairness from a financial point of view, as of May 10, 2023, to the Shareholders of the consideration to be received by such Shareholders pursuant to the Arrangement Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Arrangement Agreement or any other document contemplated by or entered into in connection with the Arrangement Agreement, the form or structure of the Arrangement or the likely timeframe in which the Arrangement will be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Arrangement Agreement, or any class of such persons, whether relative to the consideration to be received by Shareholders in the Arrangement or otherwise. Perella Weinberg expressed no opinion as to the underlying decision by the Company to engage in the Arrangement or as to the relative merits of the Arrangement compared with any alternative transactions or business strategies. Nor did Perella Weinberg express any opinion as to any tax or other consequences that might result from the transactions contemplated by the Arrangement Agreement or any other related document. Perella Weinberg’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood the Company received such advice as it deemed necessary from qualified professionals.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg. Perella Weinberg (which has given and not withdrawn written consent to the inclusion of the references to its name in this Circular in the form and context in which they are included, and to the inclusion of a copy of its opinion as Appendix “A” to this Circular) provided its opinion solely for the information and assistance of the Board in connection with, and for the purpose of its evaluation of, the Arrangement, and its opinion may not be used for any other purpose or disclosed without Perella Weinberg’s prior written consent, except that a copy of the Perella Weinberg’s opinion may be included in this Circular. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any Shareholder as to how such holder should vote or otherwise act with respect to the Arrangement or any other matter. Perella Weinberg’s opinion does not address the prices at which the Shares will trade at any time. Perella Weinberg’s opinion does not address the fairness of the Arrangement to, or any consideration received in connection with the Arrangement by, the holders of any other class of securities, creditors or other constituencies of the Company.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses performed by Perella Weinberg is directly comparable to the Company or the Arrangement.

Perella Weinberg prepared its analyses for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, as of the date of such opinion, to the Shareholders of the consideration to be received by such Shareholders pursuant to the Arrangement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. In its analyses, Perella Weinberg also considered third party research analyst estimates, which are not necessarily indicative of actual future results and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Arrangement Agreement or their respective advisors, none of the Company, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described in this Circular, the Perella Weinberg’s opinion was one of many factors taken into consideration by the Board in making its determination to approve the Arrangement. The type and amount of consideration payable pursuant to the Arrangement was determined through negotiations between the Company and Purchaser, rather than by any financial advisor, and was approved by the Board. The decision to enter into the Arrangement Agreement was solely that of the Board.

Perella Weinberg was engaged by the Company as the exclusive financial advisor to the Board pursuant to an engagement letter dated March 27, 2023. Pursuant to the engagement letter, Perella Weinberg agreed to provide, among other things, general financial advisory and investment banking services, debt financing services, equity raise services, special purpose acquisition company transactions services, and sale transaction services. Perella Weinberg agreed to, if requested by the Board, consider the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to a sale transaction. Perella Weinberg was under no obligation to provide an opinion if it had determined, in its sole discretion, that it was unable to render such opinion. Pursuant to the terms of the engagement letter with Perella Weinberg, the Company is obligated to pay Perella Weinberg certain fees for its services, a portion of which became payable upon delivery of Perella Weinberg’s opinion (which portion was not contingent upon completion of the Arrangement and would have been payable if Perella Weinberg had advised the Company that it was unable to render an opinion), and a portion of which is contingent upon completion of the Arrangement. The Company has also agreed to reimburse Perella Weinberg for certain expenses and indemnify Perella Weinberg and its affiliates for certain liabilities that may arise out of Perella Weinberg’s engagement.

Neither Perella Weinberg nor any of its affiliates is an insider, associate, or affiliate (as those terms are defined in the Securities Act) of the Company, Purchaser, or any of their respective associates or affiliates (collectively, the “Interested Parties”) and is not an advisor to any person or company other than to the Board with respect to the Arrangement. Other than as set forth in its opinion, Perella Weinberg has not been engaged to provide any other financial advisory services nor has Perella Weinberg participated in any financings involving the Interested Parties within the two years prior to May 10, 2023.

Except in connection with its engagement as financial advisor to the Board in connection with the Arrangement, during the two-year period prior to May 10, 2023, no material relationship existed between Perella Weinberg or its affiliates, on the one hand, and Purchaser, the Company or any of their respective affiliates, on the other hand, pursuant to which Perella Weinberg or its affiliates received or anticipates receiving compensation. However, Perella Weinberg and its affiliates in the future may provide investment banking and other financial services to Purchaser and/or the Company and their respective affiliates and in the future may receive compensation for the rendering of these services, although there are currently no understandings, arrangements or commitments with respect to the provision of any such services in the future. In the ordinary course of its business activities, Perella Weinberg and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Purchaser or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Arrangement.

The Board selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the industries in which the Company conducts its business, including with transactions of a similar nature to the potential transaction with Purchaser, and independence. Perella Weinberg and its affiliates (including TPH&Co., the energy business of Perella Weinberg), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Perella Weinberg and its affiliates also engage in securities trading and brokerage, asset management activities, equity research and other financial services.

RJ Fairness Opinion

The following is only a summary of the RJ Fairness Opinion and is qualified in its entirety by the full text of the RJ Fairness Opinion. The Board urges Securityholders to read the RJ Fairness Opinion carefully in its entirety.

The full text of the written RJ Fairness Opinion, dated May 10, 2023, setting out the considerations, assumptions, limitations and qualifications on the review undertaken by RJ, is attached as Appendix “B” to this Circular. The preparation of a fairness opinion, such as the RJ Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

In connection with the evaluation of the Arrangement by the Special Committee, the Special Committee received the RJ Fairness Opinion that, in the opinion of RJ, as of the date of the RJ Fairness Opinion and subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

In connection with rendering its RJ Fairness Opinion, RJ performed the following financial analyses: (i) premium paid analysis; (ii) selected public company with premium approach; (iii) precedent transactions approach; and (iv) discounted cash flow analysis. In the premium paid analysis, RJ compared the Consideration to the 20-day VWAP of the Shares on the NASDAQ to premiums paid in the past six years in select Canadian and U.S. change of control transactions. In the selected public company with premium approach, RJ compared public market trading statistics of Absolute to corresponding data from selected publicly traded cybersecurity software businesses that RJ considered relevant and applied a change of control premium. In the precedent transactions approach, RJ reviewed available information on selected acquisition transactions involving cybersecurity software businesses that it considered relevant, and considered the enterprise value of the acquired companies compared to such acquired companies’ revenue and EBITDA where available. RJ then applied a range of selected enterprise value multiples from these transactions to the corresponding data of Absolute. In the discounted cash flow analysis, RJ utilized an unlevered discounted cash flow analysis whereby RJ, using projections provided by management of the Company, calculated the EBITDA and then proceeded to deduct taxes, capital expenditures, stock based compensation and add back depreciation and amortization and changes in working capital. RJ’s calculations were based on projections of cash flows and other amounts prepared by management of the Company.

RJ (which has given and not withdrawn written consent to the inclusion of the references to its name in this Circular in the form and context in which they are included, and to the inclusion of a copy of the RJ Fairness Opinion as Appendix “B” to this Circular) provided the RJ Fairness Opinion solely for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated therein and the RJ Fairness Opinion is not to be used or relied upon by any other person, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular or any other document, except in accordance with RJ’s prior written consent. The RJ Fairness Opinion addresses only the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement, and does not and should not be construed as a valuation of the Company or its assets or securities. The RJ Fairness Opinion is not a recommendation as to how any Securityholder should vote or act on any matters relating to the Arrangement, as advice as to the price at which the securities of Absolute may trade at any time or any other matter. RJ has not undertaken to reaffirm or revise the RJ Fairness Opinion or otherwise comment upon any events occurring after the date of the RJ Fairness Opinion and does not have any obligation to update, revise or reaffirm the RJ Fairness Opinion. RJ reserves the right to change or withdraw the RJ Fairness Opinion in accordance with the terms of the RJ Fairness Opinion.

RJ was engaged by the Company as the exclusive financial advisor to the Special Committee pursuant to an engagement agreement dated May 2, 2023. Pursuant to the engagement agreement between Absolute and RJ, RJ agreed to provide, among other things, the RJ Fairness Opinion to the Special Committee evaluating the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement. Pursuant to the terms of the engagement agreement with RJ, Absolute is obligated to pay RJ certain fees for its services, payable upon delivery of the RJ Fairness Opinion to the Special Committee (which portion was not contingent upon completion of the Arrangement), and a refresher fee if additional delivery of the RJ Fairness Opinion is requested by the Special Committee (which portion is also not contingent upon completion of the Arrangement). Absolute has also agreed to reimburse RJ for its reasonable out-of-pocket expenses periodically and to indemnify RJ and certain related parties for certain liabilities and other items arising out of or related to the engagement of RJ.

RJ is not an insider, associate, or affiliate of the Company or the Purchaser and is not an advisor to any person or company other than to the Special Committee with respect to the Arrangement. RJ has not entered into any other agreements or arrangements with the Company, the Purchaser or any of their affiliates with respect to any future dealings. In the ordinary course of its business, RJ and its affiliates may actively trade securities of the Company and the Purchaser for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. RJ may also, in the future, provide investment banking and financial advisory services to the Company, the Purchaser or entities that are affiliated with the Company or the Purchaser, for which it would expect to receive compensation.

At the meeting of the Special Committee on May 10, 2023, RJ delivered an oral opinion, subsequently confirmed in writing by the RJ Fairness Opinion, that as of the date of the RJ Fairness Opinion, and subject to and based on the considerations, assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

The summary of the RJ Fairness Opinion described in this Circular is qualified in its entirety, by reference to the full text of the RJ Fairness Opinion, which is attached as Appendix “B” to this Circular. The RJ Fairness Opinion sets forth, among other things, certain assumptions, limitations and qualifications to RJ’s opinion. The Board urges Securityholders, to review and consider the RJ Fairness Opinion carefully and in its entirety.

PARTICULARS OF THE ARRANGEMENT

Summary of the Arrangement

The Company entered into the Arrangement Agreement with the Purchaser on May 10, 2023. A copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Company’s Form 6-K filed with the SEC on May 11, 2023. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the Shareholders (other than Dissenting Shareholders) will receive, for each Share held, the Per Share Consideration.

Each Share (other than any Shares held by dissenting Shareholders who have validly exercised dissent rights) shall be deemed to be directly transferred and assigned to the Purchaser in exchange for the Per Share Consideration, net any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

Each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the amount, if any, by which the Per Share Consideration exceeds the applicable exercise price (or, in the case of Options with an exercise price denominated in Canadian dollars, the U.S. equivalent of such Canadian dollar denominated exercise price) (the “Option Consideration”), net of any applicable withholding tax, which withholding tax will be remitted, to the appropriate Governmental Authority to the extent required by law, and such Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, and such Option shall be immediately cancelled.

Each award of RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to (x) the number of Shares subject to the award of RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Consideration (the “RSU Consideration”), net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs, subject to continued service through each applicable vesting date (provided that (A) any allowances under the corresponding award of RSUs for continued vesting following termination of services will continue to apply and (B) if the employment of any holder of RSUs is terminated without cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such RSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by the Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of RSUs.

Each award of PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to (x) the number of Shares underlying such PSUs (assuming an adjustment factor of 150% (as set out in the applicable Absolute Stock Plan)), multiplied by (y) the Per Share Consideration (the “PSU Consideration”); provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs, subject to continued service through the applicable vesting date (provided that (A) any allowances under the corresponding award of PSUs for continued vesting following termination of service will continue to apply and (B) if the employment of any holder of such PSU is terminated without cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such PSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by the Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of PSUs.

Each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

The Arrangement Resolution approving the Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the special meeting of Securityholders (the “Meeting”), (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes attached to Shares that are required to be excluded by MI 61-101. To the knowledge of the Company, only the votes attached to the Shares owned by Christy Wyatt, the Company’s President and Chief Executive Officer, will be excluded from the “majority of the minority” vote mandated by MI 61-101. The Arrangement Resolution must receive the Required Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. See “Principal Legal Matters — Canadian Securities Law Matters”.

See “The Arrangement Agreement”.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix “E” to this Circular.

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially in the following order, without any further act or formality required on the part of any Person, commencing as at the Effective Time:

(a)	With respect to the Options:

(i)

each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Option, net of any applicable withholding tax, which withholding tax will be remitted, to the appropriate Governmental Authority to the extent required by law, and such Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, and such Option shall be immediately cancelled; and

(ii)

the holder of an Option will cease to be the holder thereof or to have any rights as a holder in respect of such Option or under the Absolute Option Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Options and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Option;

(b)	With respect to the PSUs:

(i)

each award of PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to the PSU Consideration; provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs, subject to continued service through the applicable vesting date (provided that (A) any allowances under the corresponding award of PSUs for continued vesting following termination of service will continue to apply and (B) if the employment of any holder of such PSU is terminated without cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such PSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by the Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of PSUs; provided further that with respect to any PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code; and

(ii)

the holder of a PSU will cease to be the holder thereof or to have any rights as a holder in respect of such PSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such PSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such PSU;

(c)	With respect to the RSUs:

(i)

each award of RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal the RSU Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs, subject to continued service through each applicable vesting date (provided that (A) any allowances under the corresponding award of RSUs for continued vesting following termination of services will continue to apply and (B) if the employment of any holder of RSUs is terminated without cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such RSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by the Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of RSUs; provided further that with respect to any RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code;

(ii)

an RSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such RSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such RSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such RSU; and

(iii)	the Absolute PRSU Plan and any and all awards or similar agreements relating to the RSUs will be cancelled;

(d)

The Absolute Omnibus Plan, the Absolute PRSU Plan, the Absolute Option Plan and any and all awards or similar agreements relating to the Options, PSUs and RSUs, will be terminated and of no further force and effect and the Absolute Board shall take all action required to effectuate the foregoing;

(e)	With respect to the DSUs:

(i)

each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law;

(ii)

a DSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such DSU or under the Absolute DSU Plan or under any and all awards or similar agreements relating to such DSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such DSU; and

(iii)

unless Purchaser notifies Absolute otherwise in writing not later than five (5) Business Days prior to the Effective Date, the Absolute DSU Plan and any and all awards or similar agreements relating to the DSUs will be cancelled by resolutions adopted by the Company prior to the Effective Time (but such termination may be contingent upon the Closing);

(f)	With respect to the Shares:

(i)

each Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to be directly transferred and assigned by such Dissenting Shareholder to the Purchaser (free and clear of any Liens) and such Dissenting Shareholder shall cease to be the holder of such Share and to have any rights as a holder of such Share other than the right to receive the consideration determined and payable in accordance with the Plan of Arrangement;

(ii)

concurrently with the step in (f)(i) above, each Share (other than any Shares held by Dissenting Shareholders who have validly exercised Dissent Rights) shall be deemed to be directly transferred and assigned to the Purchaser (free and clear of any Liens) in exchange for the Per Share Consideration, and the holder thereof will cease to be the holder thereof and to have any rights as a holder of such Share other than the right to receive the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law; and

(iii)	at the same time as the steps (f)(i) and (f)(ii) above, with respect to each Share:

(A)

the registered holder thereof shall cease to be the registered holder of such Share and the name of such registered holder shall be removed from the register of Shareholders as of the Effective Time; and

(B)	the Purchaser will be the holder and the legal and beneficial owner of all of the outstanding Shares and the register of Shareholders shall be revised accordingly.

Interests of Directors and Officers in the Arrangement

The directors and executive officers of the Company may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Securityholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Securityholders.

Shares

Directors and executive officers of the Company (who as at May 23, 2023, beneficially owned or exercised control or direction over, an aggregate of 895,896 Shares, representing approximately 1.69% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote all of their Securities in favour of the Arrangement Resolution.

All of the Shares held by such directors and executive officers of the Company and their associates will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders. If the Arrangement is completed, such directors and executive officers of the Company will receive, in exchange for all Shares beneficially owned by them or over which they exercise control or direction as at May 23, 2023, an aggregate of approximately US$10.3 million.

Options

As at May 23, 2023, the directors and executive officers of the Company owned an aggregate of 403,105 Options granted pursuant to the Absolute Omnibus Plan or the Absolute Option Plan. All of the Options held by the directors and executive officers of the Company will be treated in the same manner under the Arrangement as Options held by every other holder of Options. No non-executive director holds Options.

At the Effective Time, each Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Option, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law. If the Arrangement is completed and assuming no vested Options are exercised between May 23, 2023 and the Effective Time, the directors and executive officers of the Company would receive, in exchange for all Options held by them as at May 23, 2023, an aggregate of approximately US$2.0 million.

PSUs

As at May 23, 2023, the directors and executive officers of the Company held an aggregate of 851,559 PSUs granted pursuant to the Absolute PRSU Plan or the Absolute Omnibus Plan.

At the Effective Time, each PSU granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to the PSU Consideration net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law; provided that, with respect to each PSU, (1) fifty percent (50%) of the PSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such PSU Consideration will vest and be payable on the original vesting schedule of the PSUs, subject to continued service through each applicable vesting date. If the Arrangement is completed, the directors and executive officers of the Company would receive, in exchange for all PSUs that the directors and executive officers held as at May 23, 2023 and assuming no PSUs are settled, redeemed or cancelled in accordance with terms of the Absolute PRSU Plan or the Absolute Omnibus Plan between May 23, 2023 and the Effective Time, an aggregate consideration of approximately US$14.7 million. No non-executive director holds PSUs.

RSUs

As at May 23, 2023, the directors and executive officers of the Company held an aggregate of 641,155 RSUs granted pursuant to the Absolute PRSU Plan or the Absolute Omnibus Plan. No non-executive director holds RSUs.

At the Effective Time, each RSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the RSU Consideration net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law; provided that, with respect to each RSU, (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs, subject to continued service through each applicable vesting date. If the Arrangement is completed, the directors and executive officers of the Company would receive, in exchange for all RSUs that the directors and executive officers held as at May 23, 2023 and assuming no RSUs are settled, redeemed or cancelled in accordance with terms of the Absolute PRSU Plan or the Absolute Omnibus Plan between May 23, 2023 and the Effective Time, an aggregate consideration of approximately US$7.4 million.

DSUs

As at May 23, 2023, the non-executive directors of the Company held an aggregate of 465,641 DSUs granted pursuant to the Absolute DSU Plan. At the Effective Time, each DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax. If the Arrangement is completed, the non-executive directors of the Company would receive, in exchange for all DSUs that the non-executive directors held as at May 23, 2023 and assuming no DSUs are settled, redeemed or cancelled in accordance with terms of the Absolute DSU Plan between May 23, 2023 and the Effective Time, an aggregate consideration of approximately US$5.4 million.

Change of Control Agreements

The Company has executive employment agreements with each of Christy Wyatt, James Lejeal, Mark Grace, Peter Chess, William Morris, Samir Sherif and Nicholas Benedict van Someren. Each is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees.

The executive employment agreements for Messrs. Lejeal, Grace, Chess, Morris, Sherif and van Someren and Ms. Wyatt entitle them to certain payments at, following, or in connection with a change of control of the Company, as follows:

•	Christy Wyatt, President and CEO:

•

In the event Ms. Wyatt’s employment is terminated without just cause or she resigns for good reason within 90 days prior to or one year following a change of control, she is entitled to a payment equal to 18 months of base salary, 12 months of variable pay calculated at target, and 18 months of COBRA healthcare costs paid in lump sum.

•

In the event Ms. Wyatt’s employment is terminated without just cause or she resigns for good reason within 90 days prior to or one year following a change of control, any RSUs that would have vested in the calendar year in which the termination of employment occurs will vest on a pro rata basis based on the days employed during such calendar year through the termination date; and any PSUs will vest on a pro rata basis based on the days employed during the applicable performance period, provided that the performance conditions are satisfied.

•	James Lejeal, CFO:

•

In the event Mr. Lejeal’s employment is terminated within 12 months following a change of control, or if Mr. Lejeal resigns for good reason within 12 months following a change of control, Mr. Lejeal will be entitled to a severance payment equal to 12 months of base salary.

•	Peter Chess, General Counsel

•

In the event Mr. Chess’ employment is terminated within 12 months following a change of control, or if Mr. Chess resigns for good reason within 12 months following a change of control, Mr. Chess will be entitled to a severance payment equal to 12 months of base salary.

•	Mark Grace, Chief Revenue Officer:

•

In the event Mr. Grace’s employment is terminated within 12 months following a change of control, or if Mr. Grace resigns for good reason within 12 months following a change of control, Mr. Grace will be entitled to a severance payment equal to 12 months of base salary.

•	William Morris, Executive Vice President, Product Development:

•

In the event Mr. Morris’ employment is terminated within 12 months following a change of control, or if Mr. Morris resigns for good reason (which may only occur within 12 months following a change of control), Mr. Morris will be entitled to a severance payment equal to 12 months of base salary.

•	Samir Sherif, Chief Information Security Officer

•

In the event Mr. Sherif’s employment is terminated within 12 months following a change of control, or if Mr. Sherif resigns for good reason within 12 months following a change of control, Mr. Sherif will be entitled to a severance payment equal to 6 months of base salary.

•	Nicholas Benedict van Someren, Chief Technology Officer

•

In the event Mr. van Someren’s employment is terminated within 12 months following a change of control, or if Mr. van Someren resigns for good reason, Mr. van Someren will be entitled to a severance payment equal to 12 months of base salary.

Under these employment agreements, a change of control is generally defined to have occurred upon: (a) the acquisition or ownership by a person of a stated percentage of Shares (ranging between 30% and 51%); (b) the election over any period of two consecutive years of a stated percentage (ranging between 51% and 75%) of Directors who were not incumbent Directors; (c) the sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company; (d) an amalgamation, merger, arrangement or other business combination that results in persons other than the shareholders of the Company owning Shares of the continuing entity that entitle the holders thereof to cast a majority of the votes on the election of Directors; or (e) the Board otherwise determining that a change of control has occurred.

The estimated incremental payments from the Company or one of its Subsidiaries to each of the currently employed executive officers following a covered termination or resignation for good reason within 12 months following a change of control, assuming the triggering event occurred on or after the Effective Date, are as follows:

Name	Type of Termination	Salary Entitlement(1)	Variable Pay	Options(2)	RSUs and PSUs (2)	Benefits	Total Payout
Christy Wyatt(2)	Change of control	$750,000	$500,000	$0	$5,253,243	$46,996	$6,550,239
James Lejeal	Change of control	$400,000	$0	$0	$2,298,778	$21,213	$2,719,991
Mark Grace	Change of control	$381,370	$0	$0	$1,308,262	$0	$1,689,632
Peter Chess	Change of control	$375,000	$0	$0	$759,370	$31,331	$1,165,701
William Morris	Change of control	$363,808	$0	$0	$488,210	$0	$852,018
Samir Sherif	Change of control	$200,000	$0	$0	$489,118	$12,701	$701,819
Nicholas Benedict van Someren	Change of control	$351,731	$0	$0	$434,410	$0	$786,141

Notes:

(1)	Salary entitlement calculated at an assumed date of July 15, 2023
(2)

Payments associated with Options, RSUs and PSUs are calculated based on holdings as at May 23, 2023 and do not include cash payments to executive officers of the Company payable, irrespective of any termination, at the Effective Time pursuant to their Options, PSUs and/or RSUs.

(3)	The terms of Ms. Wyatt’s employment agreement stipulate that in the event of termination following a change of control, she is entitled to receive twelve months of annual bonus calculated at target.

Cash Payments to Directors and Executive Officers of the Company pursuant to Options, RSU, PSUs, DSUs and Shareholdings of Directors and Executive Officers of the Company

Other than in respect of the Options, PSUs, RSUs and DSUs, no non-executive directors of the Company will receive any payment as a result of the proposed Arrangement, except with respect to Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

The chart below sets out for each non-executive director and certain officers of the Company: (i) the number of Shares beneficially owned by such non-executive director or officer and his or her associates and affiliates; and (ii) the amount of cash payable pursuant to the Arrangement for Options, PSUs, RSUs and DSUs held by each such non-executive director or officer of the Company.

Name	Position with the Company	Shares Held(1)	Cash Payment under the Arrangement in respect of Options, PSUs RSUs and DSUs(2) (US$)
Directors
Daniel P. Ryan	Chairman of the Board, Director	133,003	$1,155,635
Lynn Atchison	Director	0	$507,011
Andre Mintz	Director	0	$188,009
Gregory Monahan	Director	78,795	$1,155,635
Sal Visca	Director	12,000	$1,192,954
Gerhard Watzinger	Director	0	$1,155,635
Christy Wyatt	President, Chief Executive Officer and Director	350,092	$5,943,243

Name	Position with the Company	Shares Held(1)	Cash Payment under the Arrangement in respect of Options, PSUs RSUs and DSUs(2) (US$)
Officers
James Lejeal	Chief Financial Officer	0	$2,298,778
Mark Grace	Chief Revenue Officer	100,786	$1,381,547
Peter Chess	General Counsel	10,893	$759,369
Samir Sherif	Chief Information Security Officer	0	$489,117
Nicholas Benedict van Someren	Chief Technology Officer	123,608	$750,312
William Morris	Executive Vice-President, Product Development	86,719	$488,210
Total:		895,896	$16,790,174

Notes:

(1)	As at May 23, 2023. This excludes the annual grant of DSU’s equal to $150,000 for each director, excluding Ms. Wyatt.
(2)

Cash payments are in respect of PSUs, RSUs, DSUs and Options held as at May 23, 2023, and assume no Options are exercised, no PSUs, RSUs or DSUs are or will be settled, redeemed or cancelled in accordance with terms of the Absolute Stock Plans, between May 23, 2023 and the Effective Time. See “Interests of Directors and Officers in the Arrangement” above.

Continuing Insurance Coverage for Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Date, the Company shall purchase customary tail policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policy maintained by the Company which is in effect immediately prior to the Effective Date. The Arrangement Agreement also provides that the Purchaser will, or will cause the Company to maintain, such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Sources of Funds for the Arrangement

Assuming that no Shareholders exercise their Dissent Rights, that 53,120,166 Shares are outstanding at the Effective Time, that no Options are exercised prior to the Effective Time and no RSUs, PSUs or DSUs are settled, redeemed or cancelled prior to the Effective Time, under the terms of the Arrangement Agreement: (i) approximately US$611 million will be required to fund the cash consideration for the acquisition of all of the outstanding Shares; and (ii) approximately $52 million will be required to fund the cash payments in respect of the outstanding Options, RSUs, PSUs and DSUs that are payable after the Effective Time. With respect to the each RSUs and PSUs, 50% of the RSU Consideration and PSU Consideration will be payable to the holder of such award promptly following the Effective Time and the remaining 50% of such RSU Consideration or PSU Consideration, as applicable, will vest and be payable on the original vesting schedule of the RSUs or PSUs, as applicable, subject to continued service through each applicable vesting date

Prior to the execution and delivery of the Arrangement Agreement, the Purchaser delivered to Absolute an equity commitment letter (the “Equity Commitment Letter”) dated May 10, 2023 made by certain funds affiliated with Crosspoint (the “Sponsors”), pursuant to which the Sponsors agreed to provide, subject to the terms and conditions set out therein, the Purchaser with US$582,000,000 in equity financing (the “Equity Financing”), for the purpose of funding amounts payable by the Purchaser in connection with or pursuant to the Arrangement.

The Purchaser also delivered to Absolute a debt commitment letter (the “Debt Commitment Letter”) dated May 10, 2023 between Ares Capital Management LLC (the “Lender”) and the Purchaser, pursuant to which the Lender has committed, upon the terms and subject to the conditions set forth therein, to provide, subject to the terms and conditions set out therein, the Purchaser with debt financing (the “Debt Financing”) comprised of a US$330 million senior secured term loan facility and a US$25 million senior secured revolving facility, for the purpose of funding a portion of the amounts payable by the Purchaser in connection with or pursuant to the Arrangement.

Stock Exchange Delisting

It is expected that the Shares will be delisted from the TSX and the NASDAQ following the completion of the Arrangement. It is also expected that the Company will make an application to terminate its status as a reporting issuer under Canadian Securities Laws and to deregister its securities under the U.S. Exchange Act.

Procedure for the Arrangement Becoming Effective

The Arrangement will be implemented by way of a statutory plan of arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders through the Required Securityholder Approval;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party.

Securityholder Approval

At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to, if deemed advisable, approve the Arrangement Resolution. Each Shareholder as at 5:00 p.m. (Vancouver time) on the Record Date shall be entitled to vote on the Arrangement Resolution. The Arrangement Resolution approving the Arrangement must be approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes attached to Shares that are required to be excluded by MI 61-101. To the knowledge of the Company, only the votes attached to the Shares owned by Christy Wyatt, the Company’s President and Chief Executive Officer, will be excluded from the “majority of the minority” vote mandated by MI 61-101. The Arrangement Resolution must receive the Required Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

For information with respect to the procedures for Securityholder to follow to receive their consideration pursuant to the Arrangement, see “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Delivery of Consideration” and “Procedures for the Surrender of Share Certificates and/or Drs Advices and Payment of Consideration — Payment of Consideration”.

See also “Principal Legal Matters — Canadian Securities Law Matters”.

Court Approval

Interim Order

An arrangement under the BCBCA requires Court approval. Accordingly, on May 23, 2023, the Company obtained the Interim Order, which provides for, among other things:

•	the Required Securityholder Approval;

•	the Dissent Rights granted to Registered Shareholders;

•	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•

the ability of the Company to adjourn or postpone the Meeting from time to time with the consent of the Purchaser in accordance with the terms of the Arrangement Agreement, as modified, supplemented or amended by the Interim Order, without need for additional approval of the Court; and

•	that the Record Date for the Securityholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting.

The Interim Order is attached as Appendix “F” to this Circular.

Final Order

The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Securityholders at the Meeting in the manner required by the Interim Order, the Company intends to make an application to the Court for the Final Order.

The hearing of the application for the Final Order approving the Arrangement is expected to take place before the Supreme Court of British Columbia, sitting in Vancouver, on July 4, 2023, at the courthouse located at 800 Smithe St., Vancouver, British Columbia, V6Z 2E1 (or such other location that the Court may determine), at 9:45 a.m. (Vancouver time) (or as soon as counsel may be heard). See Appendix “G” for the Notice of Hearing of Petition of the Final Order. A copy of the full text of the motion to be presented to the Court in respect of the Final Order will be available on the Company’s website. At the hearing, any Shareholder and any other party with legal standing who wishes to participate or to be represented or present evidence or argument may do so, subject to filing with the Court and serving upon the Company, with a copy to the Purchaser, a Notice of Appearance together with any evidence or materials that such party intends to present to the Court, in the delays and in the manner described in the Interim Order.

The Company has been advised by its counsel that the Court has broad discretion under the BCBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Company and the Purchaser may determine not to proceed with the Arrangement.

Support and Voting Agreements

The following is a summary only of certain material terms of the Support and Voting Agreements entered into by directors and executive officers of the Company and the Conversion, Support and Voting Agreement entered into by May 10, 2023, and is qualified in its entirety by the full texts thereof. Shareholders are urged to read the form of Support and Voting Agreement entered into by directors and executive officers of the Company. The form of Support and Voting Agreement entered into by directors and executive officers of the Company have been filed, and are available, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as exhibits to the Company’s Form 6-K filed with the SEC on May 11, 2023.

The directors and executive officers of the Company have entered into the Support and Voting Agreements with the Purchaser pursuant to which they have agreed to, among other things, vote all of their Securities in favour of the Arrangement Resolution. As of the Record Date, the directors and executive officers hold a total of 895,896 Shares, representing approximately 1.69% of the issued and outstanding Shares, as well as a total of 3,257,358 Securities, representing approximately 5.68% of the outstanding Securities.

Pursuant to the terms of the Support and Voting Agreements, the directors and executive officers of Absolute have agreed to, solely in their capacity as Securityholders and not in their capacity as directors or executive officers of Absolute, among other things: (a) vote or to cause to be voted all of their Securities in favour of the approval of the Arrangement Resolution and any proposal to adjourn or postpone the Meeting if such adjournment or postponement is proposed pursuant to and in compliance with the provisions of the Arrangement Agreement and vote or to cause to be voted all of their Securities against any Acquisition Proposal and any other matter which could reasonably be expected to frustrate, breach, interfere with, prevent or delay the completion of transactions contemplated in the Arrangement Agreement; (b) no later than 10 days prior to the Meeting, deliver or cause to be delivered duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser; (c) not to, directly or indirectly (including through any of its Representatives): (i) initiate, continue, solicit, assist, propose, encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) withdraw support, amend or modify support in a manner adverse to Purchaser, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement, (v) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (vi) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement, or (vii) join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal, (d) to, and to cause each of its affiliates to and to instruct each of its and their representatives to, immediately cease and terminate any existing solicitation, knowing encouragement, discussions, negotiations or other activities it is engaged in with any persons (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal (e) except as contemplated by the Arrangement Agreement and the Support and Voting Agreements, not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of their Securities to any person, or (ii) grant or agree to grant any proxy, power of attorney or other right to vote their Securities, enter into any voting trust or pooling agreement or arrangement in respect of their Securities, or requisition or join in any requisition of any meeting of Shareholders or other securityholders of the Company or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that the directors and executive officers may, (x) exercise and/or settle Securities to acquire additional Shares, and (y) transfer Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the directors or executive officers or under common control with or controlling such director or member of senior management provided that (A) such transfer shall not relieve or release them of or from their obligations under the Support and Voting Agreement; (B) prompt written notice of such transfer is provided, (C) the transferee continues to be a corporation, trust, registered retirement savings plan or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned, at all times prior to the termination of this letter agreement; and (D) the transferee agrees in writing in favour of the Purchaser to be bound by all of the terms and conditions of this letter agreement as if it were a party hereto, and not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement), and (f) not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws, including Dissent Rights, or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

The Support and Voting Agreements signed by the directors and executive officers of Absolute shall terminate upon the mutual written agreement of the parties thereto or shall automatically terminate upon the occurrence of: (i) the Effective Time, or (ii) the termination of the Arrangement Agreement in accordance with its terms.

Timing

The Arrangement will become effective as of the Effective Time and on the Effective Date. If the Meeting is held as scheduled and is not adjourned or postponed and the Required Securityholder Approval is obtained, the Company will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Company and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Company expects the Effective Date to occur in the second half of 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to satisfy the conditions to the completion of the Arrangement in the anticipated time frames.

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Company pursuant to the Arrangement in respect of the outstanding Options, PSUs, RSUs and DSUs are anticipated to be approximately $20.75 million.

THE ARRANGEMENT AGREEMENT

The following is a summary only of the material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement, including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement, including the Plan of Arrangement in its entirety. A copy of the Plan of Arrangement is attached as Appendix “E” to this Circular, and the full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Company’s Form 6-K filed with the SEC on May 17, 2023. The Arrangement Agreement establishes and governs the legal relationship between the Company and the Purchaser with respect to the transactions described in this Circular. It is not intended to be a source of factual, business or operational information about the Company or the Purchaser.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement Agreement — Procedure for the Arrangement Becoming Effective”.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the Parties to complete the Arrangement are subject to the fulfillment of, on or before the Effective Time, each of the following conditions precedent, each of which may only be waived with the mutual consent of Absolute and the Purchaser:

(i)	the Arrangement Resolution shall have been approved and adopted by the Securityholders at the Meeting in accordance with the Interim Order;

(ii)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either Absolute or the Purchaser, each acting reasonably, on appeal or otherwise;

(iii)

no Law or Order shall have been enacted, promulgated, amended or applied, in either case, that enjoins, prevents or prohibits the ability of the Parties to complete the Arrangement or that makes the consummation of the Arrangement illegal; and

(iv)

the applicable waiting periods (and any extensions thereof), if any, under the HSR Act and the other Regulatory Approvals set forth in the Arrangement Agreement will have expired or been terminated, or all requisite consents pursuant thereto will have been obtained.

Additional Conditions Precedent to the Obligations of the Purchaser

The Arrangement Agreement provides that the obligation of the Purchaser to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the sole and exclusive benefit of the Purchaser and may only be waived, in whole or in part, at any time by the Purchaser in its sole discretion):

(i)

(i) the representations and warranties of Absolute regarding existence, power and authority, authorization by Absolute, no conflict/non-contravention with the constating documents of Absolute, enforceability of Absolute’s obligations, solvency, awards under the Absolute Stock Option Plans and Subsidiaries shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Time, as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (ii) the representations and warranties of Absolute regarding the authorized, issued and outstanding Shares shall be true and correct in all respects except for de minimis inaccuracies as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (iii) the other representations and warranties of Absolute shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored);

(ii)	all covenants of Absolute under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Absolute in all material respects;

(iii)

the Purchaser shall have received a certificate by Absolute, signed by a duly authorised executive officer of Absolute, certifying that the conditions set forth in (a) and (b) above have been satisfied;

(iv)	since the date of the Arrangement Agreement, there shall not have occurred and be continuing a Material Adverse Effect; and

(v)	the aggregate number of Shares held by Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the number of Shares then outstanding.

Additional Conditions Precedent to the Obligations of Absolute

The Arrangement Agreement provides that the obligation of Absolute to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the sole and exclusive benefit of Absolute and may only be waived, in whole or in part, at any time by Absolute in its sole discretion):

(i)

the representations and warranties of the Purchaser set forth in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects would not reasonably be expected to, individually or in the aggregate, prevent or delay the Purchaser’s ability to consummate the transactions contemplated by the Arrangement Agreement;

(ii)

all covenants of the Purchaser under the Arrangement Agreement (other than the Purchaser’s obligations regarding the payment of the Consideration) to be performed on or before the Effective Time which have not been waived by Absolute shall have been duly performed by the Purchaser in all material respects;

(iii)

Absolute shall have received a certificate by the Purchaser, signed by a duly authorised executive officer of the Purchaser, certifying that the conditions set forth in (a) and (b) above have been satisfied; and

(iv)	the Purchaser shall have complied with its obligations regarding the payment of the Consideration and the Depositary shall have confirmed receipt of the Consideration.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of Absolute relating to certain matters, including the following: existence, power and authority, authorization by Absolute, governmental authorization, no conflicts, enforceability of Absolute’s obligations, solvency, capitalization and listing, Subsidiaries, Fairness Opinions, Board approval, qualification to do business, financial statements, internal/disclosure controls, material licences and permits, material contracts, no undisclosed liabilities, leased premises, no owned real property, intellectual property, data security and privacy requirements, software and technology, brokers, reporting issuer status, stock exchange compliance, public filings, compliance with laws, compliance with anti-corruption/money laundering laws/global trade laws, legal proceedings and orders, insurance, employment matters, employee plans, related party transactions, tax matters, no Material Adverse Effect, absence of certain changes or events, no “collateral benefit”, the Defense Production Act of 1950 and acknowledgement by Absolute.

In addition, the Arrangement Agreement contains representations and warranties of the Purchaser relating to certain matters, including the following: existence, power and authority, authorization by Purchaser, governmental authorization, no conflicts, enforceability of Purchaser’s obligations, financing, legal proceedings, brokers, security ownership, the Investment Canada Act, the Defense Production Act of 1950, guarantee and acknowledgement by Purchaser.

Covenants

Covenants Regarding Conduct of Business

In the Arrangement Agreement, Absolute agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and until the earlier of the Effective Date and the date that the Arrangement Agreement is terminated in accordance with its terms (the “Pre-Closing Period”). In particular, Absolute agreed, except: (i) with the prior written consent of Purchaser (which consent not to be unreasonably withheld or delayed), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or permitted by the Arrangement Agreement or (iv) as expressly set forth in the Absolute Disclosure Letter, Absolute shall and shall cause its Subsidiaries to (A) conduct its business and operations, taken as a whole, in the ordinary course of business; and, (B) use commercially reasonable efforts to maintain and preserve intact, in all material respects the Absolute Group’s business organization, goodwill, employees, material business relationships and its material assets. Without limiting the generality of the foregoing, except (i) with the prior written consent of Purchaser (which consent not to be unreasonably withheld or delayed), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or permitted by the Arrangement Agreement or (iv) as expressly set forth in the Absolute Disclosure Letter, during the Pre-Closing Period, Absolute and its Subsidiaries, as applicable, shall not, directly or indirectly:

(i)

except pursuant to the terms of contractual commitments in existence as of the date hereof disclosed in the Absolute Disclosure Letter, issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any shares or other securities of Absolute or any of its Subsidiaries, including any Shares, Options, PSUs, DSUs, RSUs, or any warrants, calls, conversion privileges or rights of any kind exercisable or exchangeable for or convertible to acquire Shares or other securities of Absolute or any of its Subsidiaries, other than pursuant to the exercise of Options and the vesting and settlement, in accordance with their terms, of PSUs, DSUs and RSUs, in each case outstanding as of the date hereof;

(ii)

sell, pledge, dispose of, mortgage, lease or encumber or agree to sell, pledge, dispose of, mortgage, lease, encumber or otherwise transfer any assets of Absolute or any of its Subsidiaries (other than Absolute Intellectual Property), or any interest therein, other than sales, dispositions or transfers in the ordinary course of business which have a value of less than $250,000 individually or $1,000,000 in the aggregate;

(iii)	amend or propose to amend, or alter in any way, the articles or other constating documents of Absolute or any of its Subsidiaries, or any terms of their respective securities;

(iv)

split, reverse split, subdivide, consolidate, combine or reclassify, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any Shares or other securities of Absolute or any of its Subsidiaries or reduce the stated capital of any Shares or other securities of Absolute or any of its Subsidiaries;

(v)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Shares or other securities of Absolute or any of its Subsidiaries;

(vi)

reorganize, amalgamate or merge Absolute or any of its Subsidiaries with any other Person or otherwise enter into any agreement, understanding or arrangement with respect to the sale of voting or equity interests of Absolute or any of its Subsidiaries;

(vii)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) directly or indirectly, in one transaction or in any series of related transactions, interest in any Person, assets, securities, properties or businesses, or make any investment in any Person either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person, other than (A) any Contract for the sale or procurement of goods or services in the ordinary course of business or (B) acquisitions or investments made in accordance with Absolute’s established policies and practices that are for a price, on a per transaction or series of related transactions basis, not in excess of $250,000 individually or $1,000,000 in the aggregate and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(viii)

enter into any new and substantial line of business or abandon or discontinue any existing material line of business, or enter into any agreement or arrangement that would limit or restrict in any material respect Absolute or any of its Subsidiaries from competing or carrying their businesses;

(ix)

(A) except for indebtedness in the ordinary course of business between Absolute and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, incur, issue, create, assume or otherwise become liable, or redeem or prepay, any indebtedness, or guarantee, endorse or otherwise become responsible for, the material obligations of any other Person, or (B) permit any asset or property (tangible or intangible) of Absolute or any of its Subsidiaries to be subjected to any Lien (other than any Permitted Lien);

(x)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or winding-up of Absolute or any of its Subsidiaries;

(xi)

enter into, or resolve to enter into, any Contract that has the effect of creating a partnership, limited liability company, or joint venture, in each case, for the sharing of profits and losses (excluding, for avoidance of doubt, intercompany agreements and commercial agreements that do not involve the formation of an entity with any third Person);

(xii)	make any capital expenditures or commitments in excess of $250,000 individually or $1,000,000 in the aggregate;

(xiii)

except as required by applicable Law: (i) make, change or rescind any material Tax election, (ii) settle or compromise any audit, claim, assessment, reassessment, dispute, proceeding, investigation, liability, Legal Proceeding or controversy relating to a material amount of Taxes, (iii) file any amendment to a material Tax Return, (iv) consent to a material extension or waiver of the limitation period applicable to any material Tax matter, (v) enter into or materially change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Absolute or its Subsidiaries, (vi) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (vii) make a request for a material Tax ruling to any Governmental Authority, or (viii) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(xiv)

knowingly take any action or enter into any transaction (other than the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraph 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of Absolute on the date hereof, upon an amalgamation or winding up of Absolute;

(xv)

make any change in accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices except in each case as required by concurrent changes in IFRS;

(xvi)

pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations other than the payment, discharge or satisfaction or claims, liabilities or obligations in an amount not greater than $250,000 individually or $500,000 in the aggregate and that does not impose any material future restrictions or requirements on Absolute or any of its Subsidiaries and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(xvii)

enter into, waive, release, or grant any material right under, transfer, or modify or amend in any material respect and in a manner adverse to Absolute and its Subsidiaries, any Material Contract or IP Contract, except for (i) immaterial modification or amendments in the ordinary course of business; (ii) the entering into of any Contract with suppliers, customers, distributors or other Persons or the granting of non-exclusive licenses of Absolute Intellectual Property, in each case, in the ordinary course or business; or (iii) waiving, releasing, or granting any immaterial rights in the ordinary course of business;

(xviii)

amend any existing or material Permit, or abandon or fail to diligently pursue any application for any required material Permit, or take or omit to take any action that would reasonably be expected to lead to the termination of, or imposition of conditions on, any such material Permit;

(xix)

(A) sell, assign, exclusively license, dispose or transfer all or a substantial portion of the Absolute Intellectual Property in a manner materially adverse to Absolute and its Subsidiaries taken as a whole, other than non-exclusive licenses in connection with the sale of products or services entered into in the ordinary course of business or (B) abandon or cease to maintain any material Absolute Registered Intellectual Property;

(xx)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Absolute to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(xxi)

engage in any transaction with any officer, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101) other than to the extent required pursuant to the terms of any written employment contract in effect on the date of the Arrangement Agreement or any Employee Plan.

(xxii)	fail to maintain insurance policies in such amounts and against such risks and losses as are consistent with past practice;

(xxiii)

increase or decrease the benefits payable or to become payable to its or its Subsidiaries’ directors, materially increase the benefits payable or to become payable to its or its Subsidiaries’ officers or employees, nor increase or decrease the compensation payable to any of its or its Subsidiaries’ employees, officers, directors or consultants, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any material bonuses, salary increases, severance or termination pay to, any of its or its Subsidiaries’ directors, consultants, employees or officers, other than (A) as required pursuant to the terms of any Employee Plans or of agreements already entered into and disclosed in the Arrangement Agreement or (B) in the ordinary course of business in respect of the compensation of any employee whose annual base salary or other annual fixed compensation does not exceed $250,000 after giving effect to such increase;

(xxiv)

establish, adopt, enter into, amend modify, terminate or waive any performance or vesting criteria or accelerate vesting, exercisability or funding, under any employee agreement, Employee Plan or other employee compensation or benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Absolute or any Person providing management services to Absolute;

(xxv)	recognize or certify any Union as the bargaining representative for employees, or negotiate, enter into, amend or extend any CBA;

(xxvi)	hire or terminate the employment or service of any employee or consultant whose annual base salary or other annual fixed compensation does not exceed $250,000 after giving effect to such increase;

(xxvii)	implement any layoffs affecting, place on unpaid leave or furlough, or materially reduce the hours or weekly pay of, twenty-five (25) or more employees;

(xxviii)	make or forgive any loans to any employee, or officer, director, individual independent contractor or consultant of Absolute or any of its Subsidiaries; or

(xxix)	authorize, agree, resolve or otherwise commit, whether or not in writing to do any of the foregoing.

Covenants Relating to the Consummation of the Arrangement

The Arrangement Agreement provides that, subject to the terms thereof, each of the Purchaser and Absolute shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to expeditiously consummate and make effective, the transactions contemplated by the Arrangement Agreement (including the Arrangement), including using reasonable best efforts to: (i) cause the conditions to the Arrangement set forth in the Arrangement Agreement to be satisfied or fulfilled and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by applicable Law to it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; (ii) defend against any Legal Proceeding challenging the Arrangement Agreement or the consummation of the Arrangement or the other transactions contemplated by the Arrangement Agreement (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, obtain the expiration or termination of any applicable waiting periods, make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any), and take all steps as may be necessary to obtain any actions or non-actions, waivers, consents, approvals, Orders and authorizations from or expiration or termination of waiting periods, and to avoid an action or proceeding by, any Governmental Authority and any impediment to the consummation of the Arrangement under any applicable Laws (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Arrangement Agreement.

Absolute further agreed that it shall use commercially reasonable efforts to (i) obtain any consents, waivers and approvals, contingent upon the Effective Time, under any Material Contracts, which are required by the terms thereof in connection with consummation of the transactions contemplated by the Arrangement Agreement; provided, further, each of Purchaser and Absolute acknowledges and agrees that obtaining any such consent, waiver or approval shall not be a condition to the Arrangement; and (ii) assist the Purchaser in obtaining resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and, to the extent requested by the Purchaser in writing no later than ten (10) Business Days prior to the Effective Time, each member of the Board of Absolute’s wholly-owned Subsidiaries, and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

Regulatory Approvals

The Arrangement Agreement provides that, subject to the terms thereof, each of the parties to the Arrangement Agreement shall co-operate and use their reasonable best efforts to take, or cause to be taken, but in no event later than 10 Business Days from signing, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other Orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals, including filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the Arrangement as required by the HSR Act (which will be made no later than 10 Business Days from signing), required in connection with the Arrangement Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, including their obligations under applicable Laws. Such reasonable best efforts shall not require or include proposing, negotiating, accepting, agreeing to and/or effecting, by consent agreement or otherwise, (i) the sale, assignment, amendment, licence, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licences or financing arrangements of either the Purchaser or any of its Affiliates, or Absolute or any of its subsidiaries, (ii) any behavioural or other remedy or undertaking imposing conditions, restraints, amendments or limitations on the assets, properties, products, businesses, contracts, licences or financing arrangements of either the Purchaser or any of its Affiliates, or Absolute or any of its subsidiaries, or (iii) any other limitation on the conduct of Purchaser or Absolute.

Financing Arrangements

In connection with the execution and delivery of the Arrangement Agreement, the Purchaser delivered to Absolute the Equity Commitment Letter, which provides for the Equity Financing, and the Debt Commitment Letter, which provides for the Debt Financing (together with the Equity Financing, the “Financings”). The Purchaser makes customary representations and covenants under the Arrangement Agreement in respect of the Financing, including with respect to the sufficiency of funds.

The Arrangement Agreement provides that, subject to the terms thereof, without the prior written consent of Absolute (which consent shall not be unreasonably withheld, delayed or conditioned), Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision pursuant to, the Commitment Letters if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing to be funded at the Closing below the Required Amount; or (ii) impose new or additional conditions or otherwise expand any of the conditions to the receipt of the Financing as set forth in the Commitment Letters in a manner that would reasonably be expected to materially delay, impede or prevent the Effective Time. The Purchaser has also agreed that it will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters, including using its commercially reasonable efforts to (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof (it being understood that the foregoing shall not prohibit, limit or restrict modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, or other roles as contemplated by the Debt Commitment Letter); (ii) negotiate and enter into, definitive agreements relating to the Debt Financing at or prior to the Closing; (iii) satisfy or cause to be satisfied on a timely basis all conditions to funding of the Financing to be funded at the Closing that are applicable to, and within the control of, Purchaser in the Commitment Letters; and (iv) consummate the Financing at or prior to the Effective Time; provided that all of the mutual conditions precedent and additional conditions precedent to the obligations of the Purchaser have been satisfied or waived (other than those to be satisfied at the Closing (but subject to such satisfaction or waiver at Closing)).

See “Particulars of the Arrangement — Sources of Funds for the Arrangement”.

Pre-Acquisition Reorganization

Absolute agreed that, subject to certain exceptions set out in the Arrangement Agreement, upon the reasonable request of the Purchaser, Absolute shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) cooperate with the Purchaser in planning, preparing and effecting, and implement, such reorganizations of Absolute’s or its Subsidiaries’ corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); (ii) co-operate with the Purchaser and its advisors in order to determine the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; (iii) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by the Purchaser (based on the applicable terms of the Contract) in connection with the Pre-Acquisition Reorganizations, if any.

Non-Solicitation Obligations

The Arrangement Agreement provides that, except as otherwise expressly provided in the Arrangement Agreement, Absolute shall not, and shall cause its Subsidiaries not to, directly or indirectly, including through any Representatives of Absolute or of any of its Subsidiaries:

(i)

initiate, solicit, assist, propose, knowingly encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that Absolute shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or is expected to constitute or lead to, an Acquisition Proposal; (B) advise any Person making any inquiry, proposal or offer of the restrictions of the Arrangement Agreement; and (C) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	make an Absolute Change in Recommendation;

(iv)

approve or enter into or publicly propose to approve or enter into any Alternative Agreement (except for the non-public approval or entering into of an Acceptable Confidentiality Agreement in accordance with the Arrangement Agreement); or

(v)	authorize or commit to do any of the foregoing.

Absolute agreed that it shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than Purchaser and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Absolute shall and shall cause its Subsidiaries and its and their respective Representatives to:

(i)

immediately discontinue access to and disclosure of all information, including any data room and any access to the properties, facilities, books and records of Absolute or of any of its Subsidiaries; and

(ii)

promptly after the date of the Arrangement Agreement (in any event within 2 Business Days from the date of the Arrangement Agreement), request (i) the return or destruction of all copies of any confidential information regarding Absolute or any Subsidiary provided to any Person (other than the Purchaser) since January 1, 2022 in respect of a possible Acquisition Proposal, and (ii) the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Absolute or any Subsidiary.

Absolute shall and shall cause its Subsidiaries and its and their respective Representatives to: (i) take all reasonable action to enforce any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, covenant or restriction to which Absolute or any Subsidiary is a party or may become a party under an Acceptable Confidentiality Agreement entered into in accordance with the Arrangement Agreement; and (ii) not release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting Absolute, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, covenant or restriction to which Absolute or any Subsidiary is a party (or may become party under an Acceptable Confidentiality Agreement entered into in accordance with the Arrangement Agreement), it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of the Arrangement Agreement shall not be a violation of the Arrangement Agreement.

Responding to an Acquisition Proposal

If at any time prior to obtaining the Required Securityholder Approval, Absolute receives a bona fide written Acquisition Proposal not resulting from a breach of the Arrangement Agreement, the Board shall be permitted to: (i) enter into, participate, facilitate and maintain discussions or negotiations with, respond to enquiries from, the Person making such Acquisition Proposal and its Representatives; and (ii) furnish any information with respect to the Absolute Group or provide access to the business, properties, assets, books, records, personnel or other non-public information of the Absolute Group to such Person and its Representatives; in each case, if and only if:

(i)

the Board has first determined, acting in good faith and after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)

Absolute entered into an Acceptable Confidentiality Agreement with such Person and, prior to providing any information concerning the Absolute Group or any access to the business, properties, assets, books, records or other non-public information of the Absolute Group to such Person and its Representatives, Absolute promptly provides such access and information which was not provided to the Purchaser;

(iii)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries; and

(iv)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under the Arrangement Agreement.

Right to Match

Pursuant to the Arrangement Agreement, if at any time prior to obtaining Required Securityholder Approval, if Absolute receives an Acquisition Proposal that constitutes a Superior Proposal, the Board may, or may cause Absolute to, terminate the Arrangement Agreement in accordance with its terms to enter into a definitive acquisition agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries

(ii)	the Board acting in good faith and after consultation with its outside legal counsel and financial advisors, determines that the Acquisition Proposal constitutes a Superior Proposal;

(iii)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under the Arrangement Agreement;

(iv)

Absolute has provided the Purchaser with a notice in writing that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive acquisition agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(v)

Absolute has provided to the Purchaser the terms of such Superior Proposal, including the financial terms of such Superior Proposal and a copy of the proposed definitive acquisition agreement relating to such Superior Proposal (including the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal), together with all related agreements (including any financing commitments or other documents containing any material terms or conditions of such Superior Proposal);

(vi)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of all the materials referred to in (v) above;

(vii)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with (ii) above, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(viii)

after the Matching Period, the Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that (A) such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the proposed amendment to the terms of the Arrangement by the Purchaser under (ii) above); and (B) the failure by the Board to authorize Absolute to enter into a definitive acquisition agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(ix)	Absolute concurrently terminates the Arrangement Agreement and Absolute has previously, or concurrently will have, paid to the Purchaser the Absolute Termination Fee.

During the Matching Period, or such or such longer period as Absolute and the Purchaser may agree for such purpose:

(i)	the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement;

(ii)

Absolute shall co-operate with the Purchaser with respect thereto, including by (A) negotiating in good faith with the Purchaser to enable the Purchaser to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement that would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement Agreement and the Arrangement proposed by the Purchaser, and (B) reviewing any offer made by the Purchaser to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement Agreement and the Arrangement proposed by the Purchaser;

(iii)

if the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Absolute shall promptly so advise the Purchaser and Absolute and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and

(iv)

Absolute acknowledges and agrees that each successive modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and the Purchaser shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and the date on which the Purchaser received all of the materials with respect to such new Superior Proposal.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by the Securityholders and/or by the Court, as applicable):

(i)	by mutual written agreement of Absolute and the Purchaser;

(ii)	by either Absolute or the Purchaser, if:

a.

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement in such case shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

b.

after the date of the Arrangement Agreement, there shall be enacted or made any Law or there shall exist any Order that that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Absolute or the Purchaser from consummating the Arrangement and such applicable Law or Order shall have become final and non-appealable, provided that the right to terminate the Arrangement Agreement in such case shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the primary cause of, or resulted in the enactment, promulgation, making, enforcement or amendment of such Law, and provided further that the Party seeking to terminate the Arrangement Agreement shall have used its commercially reasonable efforts to, as applicable, appeal or overturn such Law, or otherwise prevent its entry or have it removed, lifted or rendered non-applicable in respect of the Arrangement; or

c.

the Required Securityholder Approval shall not have been obtained at the Meeting in accordance with the Interim Order, except that the right to terminate the Arrangement Agreement in such case shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure to obtain the Required Securityholder Approval; or

(iii)	by the Purchaser, if:

a.

at any time, the Board (or a committee thereof) has effected an Absolute Change in Recommendation; the Board or any committee of the Board adopts, approves, accepts, endorses, recommends or otherwise declares advisable to enter into any Alternative Agreement, or Absolute breaches its obligations with respect to additional agreements in any material respect; or

b.

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Absolute set forth in the Arrangement Agreement shall have occurred that would cause the condition set forth therein regarding the accuracy of the representations and warranties of Absolute or the condition set forth therein regarding the performance of the covenants of Absolute to not be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement, provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that the Purchaser is not then in breach of the Arrangement Agreement so as to cause either the condition set forth therein regarding the accuracy of the representations and warranties of the Purchaser or the condition set forth therein regarding the performance of any covenants of the Purchaser to not to be satisfied; or

(iv)	by Absolute, if:

a.

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in the Arrangement Agreement shall have occurred that would cause the condition set forth therein regarding the accuracy of the representations and warranties of the Purchaser or the condition set forth therein regarding the performance of any covenants of the Purchaser not to be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement, provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that Absolute is not then in breach of the Arrangement Agreement so as to cause either the condition set forth therein regarding the accuracy of the representations and warranties of Absolute or the condition set forth therein regarding the performance of the covenants of Absolute to not to be satisfied;

b.

prior to Absolute obtaining the Required Securityholder Approval, the Board authorizes Absolute to enter into a definitive acquisition agreement with respect to a Superior Proposal in accordance with the Arrangement Agreement; or

c.

(I) each of the mutual conditions precedent and conditions precedent to the obligations of the Purchaser is and continues to be satisfied or waived by the applicable Party or Parties during the three (3) Business Day period described below (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time), (II) Absolute has irrevocably confirmed to the Purchaser in writing that (x) other than the condition set forth in the Arrangement Agreement regarding the Depositary’s receipt of the Consideration, all conditions precedent to the obligations of Absolute are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that Absolute is willing to waive any unsatisfied conditions precedent to its obligations, (y) it stands ready, willing and able to consummate the Arrangement and (z) the Purchaser does not provide, or cause to be provided the Depositary with sufficient funds as required by the Arrangement Agreement within three (3) Business Days following the later of the date on which Closing should have occurred pursuant to the Arrangement Agreement and the date of receipt of such confirmation.

Termination Fee

If an Absolute Termination Fee Event occurs, Absolute shall pay a termination fee of $19,000,000 (the “Absolute Termination Fee”) to the Purchaser or its designated Affiliate by wire transfer of immediately available funds on the timing set forth in the Arrangement Agreement and summarized below. If the Arrangement Agreement is terminated (each below, an “Absolute Termination Fee Event”):

(i)

by the Purchaser, if, at any time, the Board (or a committee thereof) has effected an Absolute Change in Recommendation; the Board or any committee of the Board adopts, approves, accepts, endorses, recommends or otherwise declares advisable to enter into any Alternative Agreement, or Absolute breaches its obligations with respect to additional agreements in any material respect, Absolute must pay the Absolute Termination Fee to the Purchaser within two Business Days of such termination;

(ii)

by Absolute, if, prior to Absolute obtaining the Required Securityholder Approval, the Board authorizes Absolute to enter into a definitive acquisition agreement with respect to a Superior Proposal in accordance with the Arrangement Agreement, provided that Absolute is then and has been in compliance in all material respects with its obligations under the Arrangement Agreement, Absolute must pay the Absolute Termination Fee to the Purchaser prior to or simultaneously with such termination;

(iii)

by any Party, if, the Required Securityholder Approval shall not have been obtained at the Meeting in accordance with the Interim Order, provided that the failure to fulfill any of obligations or the breach of any of representations and warranties under the Arrangement Agreement by such Party has not been the cause of, or resulted in, the failure to obtain the Required Securityholder Approval and at such time the Purchaser is entitled to terminate the Arrangement Agreement because the Board (or a committee thereof) has effected an Absolute Change in Recommendation; the Board or any committee of the Board adopts, approves, accepts, endorses, recommends or otherwise declares advisable to enter into any Alternative Agreement, or Absolute breaches its obligations with respect to additional agreements in any material respect, Absolute must pay the Absolute Termination Fee to the Purchaser within two Business Days of such termination;

(iv)

by either Party, if, the Effective Time shall not have occurred on or before the Outside Date, provided that the failure to fulfill any of obligations or the breach of any of representations and warranties under the Arrangement Agreement by such Party has not been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date or the Required Securityholder Approval shall not have been obtained at the Meeting in accordance with the Interim Order, provided that the failure to fulfill any of obligations or the breach of any of representations and warranties under the Arrangement Agreement (x) by such Party has not been the cause of, or resulted in, the failure to obtain the Required Securityholder Approval or (y) by the Purchaser, if, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Absolute set forth in the Arrangement Agreement shall have occurred that would cause the condition regarding the accuracy of the representations and warranties of Absolute or the condition regarding the performance of the covenants of Absolute to not be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement, due to a Wilful Breach, and provided further that the Purchaser is not then in breach of the Arrangement Agreement so as to cause either the condition regarding the accuracy of the representations and warranties of the Purchaser or the condition regarding the performance of any covenants of the Purchaser to not to be satisfied, if in either of the cases set forth in (x) and (y) of this paragraph:

a.	prior to such termination a bona fide Acquisition Proposal has been made or publicly announced or disclosed; and

b.

within twelve months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (a) above) is consummated, or (2) Absolute or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (a) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination);

provided that, for the purposes of this paragraph (iv), all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50% or more”, then Absolute must pay the Absolute Termination Fee to the Purchaser upon the earlier of entering into of the applicable agreement or upon the consummation of the Acquisition Proposal.

If a Reverse Termination Fee Event occurs, the Purchaser shall pay a termination fee of 35,000,000 (the “Reverse Termination Fee”) to Absolute by wire transfer of immediately available funds within five Business Days. If the Arrangement Agreement is terminated (each below, a “Reverse Termination Fee Event”):

(i)

by Absolute, if, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in the Arrangement Agreement shall have occurred that would cause the condition regarding the accuracy of the representations and warranties of the Purchaser or the condition regarding the performance of any covenants of the Purchaser not to be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that Absolute is not then in breach of the Arrangement Agreement so as to cause either the condition regarding the accuracy of the representations and warranties of Absolute or the condition regarding the performance of the covenants of Absolute to not to be satisfied, if the termination of the Arrangement Agreement by Absolute results from the Wilful Breach on the part of the Purchaser, the Purchaser must pay the Reverse Termination Fee to Absolute; or

(ii)

by Absolute, if, (I) all of the mutual conditions precedent and conditions precedent to the obligations of the Purchaser are and continue to be satisfied or waived by the applicable Party or Parties during the three (3) Business Day period described below (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time), (II) Absolute has irrevocably confirmed to the Purchaser in writing that (x) other than the condition regarding the Depositary’s receipt of the Consideration, all conditions precedent to the obligations of Absolute are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that Absolute is willing to waive any unsatisfied conditions precedent to its obligations, (y) it stands ready, willing and able to consummate the Arrangement and (z) the Purchaser does not provide, or cause to be provided the Depositary with sufficient funds as required by the Arrangement Agreement within three (3) Business Days following the later of the date on which Closing should have occurred pursuant to the Arrangement Agreement and the date of receipt of the confirmation, the Purchaser must pay the Reverse Termination Fee to Absolute.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the BCBCA requires Court approval under Section 291 of the BCBA. Prior to the mailing of this Circular, Absolute obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “F” to this Circular.

Subject to obtaining the Required Securityholder Approval at the Meeting, the hearing in respect of the Final Order is currently expected to take place on or about July 4, 2023 at 9:45 a.m. (Vancouver time) at the courthouse located at 800 Smithe Street, Vancouver, British Columbia. Any Securityholder and any other party with legal standing who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the notice of hearing of Petition (the “Notice of Hearing of Petition”) and satisfy any other requirements of the Court. The Court has broad discretion under the BCBA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Hearing and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Hearing of Petition is attached as Appendix “G” to this Circular.

If (a) the Required Securityholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived the Arrangement will become effective on the Effective Date.

Canadian Securities Law Matters

Absolute is a reporting issuer (or its equivalent) in all of the provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and territories, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of Absolute (which includes the directors and senior officers of Absolute) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Absolute. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of Absolute is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Absolute or an affiliated entity of Absolute or a successor to the business of Absolute where, among other things, (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Shares, or (B) (x) the related party discloses to an independent committee of Absolute the amount of Consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (y) the independent committee’s determination is disclosed in this Circular.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will also require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Absolute who receive a “collateral benefit” in connection with the Arrangement. This approval is in addition to the requirement that the Arrangement Resolution must be approved by (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and (ii) 66 2/3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting, voting together as a single class.

Certain of the directors and senior officers of the Company hold Options, RSUs, PSUs and DSUs. If the Arrangement is completed, all Options will vest in accordance with their terms and become unconditionally vested. Such directors and senior officers holding Options are entitled to a cash payment from Absolute equal to the amount, if any, by which the Per Share Consideration exceeds exercise price of such Option, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law. All RSUs will be transferred to Absolute in exchange for a cash payment equal to the RSU Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and immediately be cancelled; provided that 50% of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and the remaining 50% of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs, subject to continued service through each applicable vesting date. All PSUs will be converted into a non-transferable restricted cash award having an aggregate value of the PSU Consideration provided that 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs, subject to continued service through the applicable vesting date. All DSUs will be transferred to Absolute in exchange for a cash payment equal to the Per Share Consideration, net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law.

The accelerated vesting of Options, RSUs, PSUs and DSUs may be considered to be “collateral benefits” received by the applicable directors and senior officers of the Company for the purposes of MI 61-101. See “Particulars of the Arrangement — Summary of the Arrangement” and “Particulars of the Arrangement — Interests of Directors and Officers in the Arrangement”.

Each of Christy Wyatt, James Lejeal, Mark Grace, Peter Chess, William Morris, Samir Sherif and Nicholas Benedict van Someren is a “related party” of Absolute by virtue of his or her role as a senior officer of Absolute and each of Daniel P. Ryan, Lynn Atchison, Andre Mintz, Gregory Monahan, Sal Visca and Gerhard Watzinger is a “related party” of Absolute by virtue of his or her role as a director (collectively, the “Absolute Officers and Directors”).

Following disclosure by management of the Company to the Special Committee of the number of Shares, Options, RSUs, PSUs and DSUs held by the Absolute Officers and Directors and the total Consideration that they are expected to receive pursuant to the Arrangement, the Special Committee has determined that, other than Christy Wyatt, President & Chief Executive Officer of the Company and her associated entities, each beneficially own, or exercise control or direction over, less than 1% of the outstanding Shares. Accordingly, such directors and officers will not be considered to have received a “collateral benefit” under MI 61-101.

In the case of Christy Wyatt, the Special Committee determined that she beneficially owns or exercises control or direction over more than 1% of the Shares (calculated in accordance with the provisions of MI 61-101) and, upon the completion of the Arrangement, with the accelerated vesting of 118,962 RSUs and 213,369 PSUs held by Ms. Wyatt, represent a value that is greater than 5% of the value of the consideration Ms. Wyatt will receive in connection with the Arrangement. Accordingly, the Special Committee, acting in good faith, determined that the benefit Ms. Wyatt will receive as a result of the completion of the Arrangement constitutes a “collateral benefit” under MI 61-101, and any Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Ms. Wyatt must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Ms. Wyatt held, or exercised control or direction over, directly or indirectly 352,092 Shares, 250,000 Options, 273,496 RSUs and 426,740 PSUs. As a result, a total of 352,092 Shares held by Ms. Wyatt will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

The Company is not required to obtain a formal valuation under MI 61-101 has no “interested party” (as defined in MI 61-101) of the Company is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Purchaser and neither the Arrangement nor the transaction contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

To the knowledge of the directors and senior officers of Absolute, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of Absolute within the 24 months preceding the date of this Circular.

See “Particulars of the Arrangement — Interests of Directors and Officers in the Arrangement” in this Circular for detailed information regarding the benefits and other payments to be received by each of the directors and senior officers in connection with the Arrangement.

Stock Exchange Delisting and Reporting Issuer Status

The Shares are currently listed on the TSX under the symbol “ABST” and the NASDAQ under the symbol “ABST”. It is expected that trading of the Shares will cease in the public market shortly after completion of the Arrangement and the Shares will cease to be listed on the TSX and the NASDAQ. In addition, the Purchaser will seek to have Absolute deemed to have ceased to be a reporting issuer under Canadian Securities Laws, as a result of which Absolute will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. Absolute will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable). As of the Effective Date, Absolute Share certificates will only represent the right of a Registered Shareholder to receive, upon surrender thereof, the Consideration to which such holder is entitled under the Arrangement.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND/OR DRS ADVICES AND PAYMENT OF CONSIDERATION

Letter of Transmittal

If you are a Registered Shareholder (other than a Dissenting Shareholder), you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Shares (other than Dissenting Shares), you must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificate(s) and/or DRS Advice(s) representing Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Arrangement.

In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of certificates and/or DRS Advices representing such Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Shareholders who do not deliver the certificates representing the Shares and/or DRS Advices held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement.

Prior to the Effective Time, where a certificate for Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact the Depositary as set forth in the Letter of Transmittal. A replacement certificate will be issued upon the Registered Shareholder satisfying the requirements of the Transfer Agent and Absolute relating to replacement Share certificate(s).

Following the Effective Time, if any certificate that, immediately prior to the Effective Time, represented one or more outstanding Shares that were transferred in accordance with the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of Absolute claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate the cash payment that such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such cash payment in exchange for such lost, stolen or destroyed certificate, the holder to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such cash payment, give a bond satisfactory to the Purchaser and the Depositary, if requested, in such amount as the Purchaser may direct, or otherwise indemnify the Purchaser, Absolute and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) and/or DRS Advice(s) deposited therewith, the certificate(s) and/or DRS Advice(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by Absolute and the Purchaser in their full and sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Purchaser reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. Depositing Shareholders agree that such determination shall be final and binding. There shall be no duty or obligation on the Purchaser or the Depositary to give notice of any defect or irregularity in any deposit of Shares and no liability shall be incurred by Purchaser of Depositary for failure to give such notice.

The method of delivery of certificates and/or DRS Advice(s) representing the Shares and all other required documents is at the election and risk of the person depositing the same. Absolute and the Purchaser recommend that such documents be delivered by hand to the Depositary at its offices specified in the Letter of Transmittal, and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

Only registered Shareholders are required to submit a Letter of Transmittal. If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Shares on your behalf in order to receive payment for your Shares.

Delivery of Consideration

In accordance with the terms of the Arrangement Agreement, at or prior to the Effective Date, Purchaser will deposit or cause to be deposited with the Depositary, in escrow for the benefit of the Shareholders (other than Dissenting Shareholders), funds representing full payment for all of the Shares as required by the Plan of Arrangement (with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Per Share Consideration for this purpose), net of any applicable withholding tax.

Upon surrender to the Depositary for cancellation of certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented one or more Shares, together with the Letter of Transmittal and such additional documents and instruments properly completed and duly executed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) and/or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as directed by such Shareholder in their Letter of Transmittal, as soon as practicable after the Effective Date by wire transfer or by first-class insured mail, postage prepaid, a cheque, representing the Consideration in cash which such Shareholder has the right to receive under the Arrangement, less applicable withholdings and other source deductions in accordance with the Plan of Arrangement, and the certificate and/or DRS Advice so surrendered shall forthwith be cancelled. Until surrendered, each certificate and/or DRS Advice which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in cash in lieu of such certificate and/or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement.

Unless otherwise directed in the Letter of Transmittal, cheques will be issued in the name of the registered holder of Shares so deposited. Unless the person who deposits Shares instructs the Depositary to hold a cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first-class insured mail to the address provided in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of Absolute.

Under no circumstances will interest accrue or be paid by Absolute, the Purchaser or the Depositary to persons depositing Shares on the Consideration payable for Shares by the Purchaser under the Arrangement, regardless of any delay in making the payment.

In accordance with the Plan of Arrangement but subject to any applicable unclaimed property laws, any portion of funds held by the Depositary that has not been delivered to a holder of an outstanding Share pursuant to the Plan of Arrangement, within 12 months after the Effective Time shall promptly be paid to Purchaser, and thereafter each holder of an outstanding Share who has not heretofore complied with the exchange procedures set forth in and contemplated by the Plan of Arrangement shall look only to Purchaser (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to the Plan of Arrangement.

The Purchaser and the Depositary will be entitled to deduct and withhold from any Consideration otherwise payable to a Shareholder applicable withholdings and other source deductions in accordance with the Plan of Arrangement.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Absolute against certain liabilities under applicable securities laws and expenses in connection therewith.

Payment of Consideration

In accordance with the terms of the Arrangement Agreement, at or prior to the Effective Date, Purchaser shall deliver sufficient funds to Depositary, representing full payment for all of the Shares.

Shareholders who do not deliver the certificates representing the Shares held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Time will lose their right to receive the Consideration for their Shares under the Arrangement.

Options, RSUs, PSUs and DSUs

Except as contemplated in the Plan of Arrangement with respect to any RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code, no later than ten (10) Business Days after the Effective Date, Absolute shall process the cash payments to be made to holders of Options, RSUs, PSUs and DSUs promptly following the Effective Time (being, in the case of each RSU and PSU award, 50% of the applicable RSU Consideration or PSU Consideration, as applicable) through Absolute’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of an Options, RSUs, PSUs and DSUs as reflected on the register(s) maintained by or on behalf of Absolute in respect of such Securities, representing the amount, if any, which such holder of Securities has the right to receive under this Plan of Arrangement for such Securities, less any amount withheld pursuant to the Plan of Arrangement.

INFORMATION CONCERNING THE COMPANY

The following information about the Company is a general summary only and is not intended to be comprehensive.

Absolute is a company organized and existing under the BCBCA. The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia, V7K 1K8.

Absolute was founded in 1993 with the vision of enabling businesses to track and secure their mobile computing devices, regardless of user or location. Absolute’s solutions have evolved over time in response to market demand and opportunities – particularly in relation to the rise of mobile computing and the imperative for enterprises and other organizations to maintain visibility and control of their devices and data and ensure device and application security and resiliency, regardless of user location. Today, the Company provides a cloud-based platform that enables the management and security of computing devices, applications, and data for a variety of organizations. Embedded in over a half-billion endpoint devices globally, Absolute empowers its customers with Self-Healing Endpoint™ security and always-connected visibility into their devices, data, users, and applications, whether endpoints are on or off the corporate network. The Shares are listed on the TSX under the trading symbol “ABST” and the NASDAQ under the symbol “ABST”.

Market Price and Trading Volume Information

TSX

The following table summarizes the market prices (CAD) and volumes of trading of the Shares on the TSX for the 12 months preceding the date of the Circular:

Month	Price Range (C$)		Trading Volume
	High	Low
May 2022	$12.25	$8.81	5,283,603
June 2022	$12.13	$9.90	2,414,181
July 2022	$12.51	$10.73	1,666,753
August 2022	$16.12	$11.65	3,140,936
September 2022	$16.46	$13.45	2,163,780
October 2022	$17.20	$14.53	2,431,441
November 2022	$16.56	$11.65	5,462,565
December 2022	$14.22	$12.6	2,221,479
January 2023	$16.34	$14.12	3,372,347
February 2023	$16.07	$11.64	2,699,200
March 2023	$11.82	$10.07	1,966,419
April 2023	$12.12	$10.27	2,655,431
May 1 – May 25, 2023	$15.59	$10.52	4,152,662

NASDAQ

The following table summarizes the market prices (USD) and volumes of trading of the Shares on the NASDAQ for the 12 months preceding the date of the Circular:

Month	Price Range (US$)		Trading Volume
	High	Low
May 2022	$9.6	$6.79	818,624
June 2022	$9.63	$7.69	326,585
July 2022	$9.65	$8.14	208,950
August 2022	$12.39	$9.02	369,323

Month	Price Range (US$)		Trading Volume
	High	Low
September 2022	$11.99	$10.26	453,852
October 2022	$12.57	$10.53	412,072
November 2022	$12.23	$8.70	722,818
December 2022	$10.48	$9.24	428,375
January 2023	$11.98	$10.38	374,904
February 2023	$12.06	$8.59	467,245
March 2023	$8.64	$7.40	496,706
April 2023	$9.09	$7.58	627,000
May 1 – May 25, 2023	$11.53	$7.68	5,533,138

The Consideration of US$11.50 to be received by Shareholders for each Share under the Plan of Arrangement represents a 34% premium over the closing price of the Shares on May 10, 2023. The Consideration also represents a premium of approximately 38% to the Company’s 30-day VWAP for the period ending on May 10, 2023.

Previous Purchases and Sales

The following Shares or other securities of Absolute have been issued by Absolute during the 12-month period preceding the date of this Circular:

Date of Issuance	Date/Purpose	Description of Securities Issued	Number of Securities	Price per Security
August 26, 2022	Participant Grant	Restricted Share Units	152,933	$15.82
September 14, 2022	Participant Grant	Restricted Share Units	1,422,303	$14.11
September 14, 2022	Participant Grant	Performance Share Units	366,665	$14.11
November 11, 2022	Participant Grant	Restricted Share Units	204,855	$13.21
November 11, 2022	Participant Grant	Performance Share Units	119,337	$13.21
December 13, 2022	Participant Grant	Restricted Share Units	29,716	$13.25
February 17, 2023	Participant Grant	Restricted Share Units	328,100	$12.44
February 17, 2023	Participant Grant	Performance Share Units	159,915	$12.44
March 14. 2023	Participant Grant	Restricted Share Units	82,000	$10.51

Previous Distributions

For the five years preceding the date of this Circular, the Company has completed the following distributions of Shares:

Date	Description	Number of Shares Issued	Average Price per Security (CAD)	Aggregate Proceeds
June 12, 2018	Option Exercise	1,750	$6.52	$11,410
August 20, 2018	Option Exercise	12,500	$6.61	$82,625
August 23, 2018	Option Exercise	3,750	$6.30	$23,625
August 24, 2018	Option Exercise	2,100	$5.10	$10,710

Date	Description	Number of Shares Issued	Average Price per Security (CAD)	Aggregate Proceeds
August 28, 2018	Option Exercise	1,250	$5.10	$6,375
August 29, 2018	Option Exercise	1,025	$5.10	$5,227.50
August 30, 2018	Option Exercise	750	$6.90	$5,175
August 31, 2018	Option Exercise	2,750	$6.99	$19,225
September 6, 2018	Option Exercise	750	$6.90	$5,175
September 17, 2018	Option Exercise	5,000	$7.12	$35,600
November 8, 2018	Option Exercise	26,813	$6.71	$179,883
November 9, 2018	Option Exercise	11,500	$7.68	$88,275
November 13, 2018	Option Exercise	15,000	$7.73	$115,925
November 14, 2018	Option Exercise	562	$6.00	$3,372
November 15,2018	Option Exercise	6,250	$7.49	$46,825
November 16, 2018	Option Exercise	1,875	$5.10	$9,562.50
November 21, 2018	Option Exercise	5,250	$6.04	$31,725
November 22, 2018	Option Exercise	1,625	$6.90	$11,212.50
November 28, 2018	Option Exercise	30,000	$6.25	$187,350
December 3, 2018	Option Exercise	2,500	$6.90	$17,250
December 5, 2018	Option Exercise	1,975	$5.19	$10,252.50
December 6, 2018	Option Exercise	650	$6.90	$4,485
December 7, 2018	Option Exercise	1,500	$6.00	$9,000
December 10, 2018	Option Exercise	2,500	$7.12	$17,800
December 12, 2018	Option Exercise	1,300	$6.90	$8,970
December 17, 2018	Option Exercise	6,300	$6.33	$39,870
January 16, 2019	Option Exercise	10,000	$6.83	$68,300
January 17, 2019	Option Exercise	10,000	$6.83	$68,300
January 18, 2019	Option Exercise	5,700	$6.83	$38,931
January 21, 2019	Option Exercise	2,900	$6.83	$19,807
January 22, 2019	Option Exercise	18,700	$6.83	$127,721
January 23, 2019	Option Exercise	35,000	$7.69	$269,300

Date	Description	Number of Shares Issued	Average Price per Security (CAD)	Aggregate Proceeds
January 24, 2019	Option Exercise	5,000	$6.83	$34,150
January 25, 2019	Option Exercise	4,000	$6.83	$27,320
January 28, 2019	Option Exercise	17,033	$6.83	$116,335.39
February 6, 2019	Option Exercise	10,000	$8.04	$80,400
February 7, 2019	Option Exercise	5,000	$8.04	$40,200
February 11, 2019	Option Exercise	22,000	$7.80	$171,650
February 12, 2019	Option Exercise	37,225	$6.14	$228,482.50
February 13, 2019	Option Exercise	6,575	$6.90	$45,367.50
February 14, 2019	Option Exercise	6,750	$7.32	$49,425
February 15, 2019	Option Exercise	177,250	$6.08	$1,077,925
February 19, 2019	Option Exercise	54,450	$8.00	$435,781
February 20, 2019	Option Exercise	18,250	$7.95	$145,100
February 21, 2019	Option Exercise	9,950	$6.90	$68,701
February 22, 2019	Option Exercise	21,375	$7.04	$150,517.50
February 25, 2019	Option Exercise	20,300	$7.20	$146,070
February 26, 2019	Option Exercise	22,225	$6.69	$148,676.50
February 28, 2019	Option Exercise	8,938	$7.81	$69,827.48
March 5, 2019	Option Exercise	750	$6.90	$5,175
March 8, 2019	Option Exercise	3,938	$7.46	$29.377.48
March 13, 2019	Option Exercise	14,000	$7.40	$103,600
March 14, 2019	Option Exercise	1,000	$7.40	$7,400
March 18, 2019	Option Exercise	29,550	$7.32	$216,350.50
March 22, 2019	Option Exercise	6,650	$7.11	$47,281.50
May 16, 2019	Option Exercise	22,113	$6.99	$154,524.87
June 28, 2019	Option Exercise	3,000	$7.40	$22,200
July 2, 2019	Option Exercise	2,250	$7.46	$16,785
August 22, 2019	Option Exercise	375	$6.90	$2,587.50
August 28, 2019	Option Exercise	1,250	$7.10	$8,875

Date	Description	Number of Shares Issued	Average Price per Security (CAD)	Aggregate Proceeds
August 29, 2019	Option Exercise	500	$7.04	$3,520
September 18, 2019	Option Exercise	2,313	$6.95	$16,077.93
November 19, 2019	Option Exercise	7,937	$7.30	$57,970.02
November 20, 2019	Option Exercise	5,000	$8.09	$40,450
November 21, 2019	Option Exercise	563	$6.00	$3,378
November 29, 2019	Option Exercise	25,000	$8.04	$201,000
December 6, 2019	Option Exercise	90,499	$7.19	$650,958.79
December 11, 2019	Option Exercise	175	$6.90	$1,207.50
January 17, 2020	Option Exercise	5,625	$7.23	$40,668.75
February 7, 2020	Option Exercise	12,500	$9.16	$114,500
February 10, 2020	Option Exercise	6,750	$6.90	$46,575
February 11, 2020	Option Exercise	1,500	$6.90	$10,350
February 12, 2020	Option Exercise	25,675	$8.71	$223,700
February 13, 2020	Option Exercise	2,500	$9.16	$22,900
February 14, 2020	Option Exercise	31,750	$7.34	$232,950
February 20, 2020	Option Exercise	1,500	$8.41	$12,610
February 21, 2020	Option Exercise	31,250	$8.26	$258,000
February 24, 2020	Option Exercise	2,125	$7.83	$16,640
February 25, 2020	Option Exercise	2,125	$6.90	$14,662.50
February 26, 2020	Option Exercise	625	$9.16	$5,725
May 19, 2020	Option Exercise	9,481	$7.65	$72,526.90
May 20, 2020	Option Exercise	4,500	$7.94	$35,750
May 27, 2020	Option Exercise	12,500	$9.58	$119,750
August 20, 2020	Option Exercise	8,538	$7.74	$66,102.70
August 21, 2020	Option Exercise	1,588	$7.16	$11,376.20
August 25, 2020	Option Exercise	18,750	$8.47	$158,875
August 27, 2020	Option Exercise	3,137	$7.43	$23,321.80
August 28, 2020	Option Exercise	16,075	$7.75	$124,542

Date	Description	Number of Shares Issued	Average Price per Security (CAD)	Aggregate Proceeds
September 3, 2020	Option Exercise	1,594	$7.45	$11,876.60
November 27, 2020	Option Exercise	25,000	$8.04	$201,000
December 7, 2020	Option Exercise	562	$6.00	$3,372
February 17, 2021	Option Exercise	11,488	$7.29	$83,728.48
February 22, 2021	Option Exercise	2,812	$7.46	$20,970.80
February 24, 2021	Option Exercise	7,125	$9.16	$65,265
March 1, 2021	Option Exercise	6,250	$9.16	$57,250
March 17, 2021	Option Exercise	1,875	$9.58	$17,962.50
June 14, 2021	Option Exercise	2,050	$7.22	$14,793
July 15, 2021	Option Exercise	12,275	$7.16	$87,950.25
September 1, 2021	Option Exercise	2,025	$7.46	$15,106.50
September 9, 2021	Option Exercise	5,400	$7.46	$40,284
September 16, 2021	Option Exercise	1,350	$7.46	$10,071
November 17, 2021	Option Exercise	5,000	$8.09	$40,450
November 23, 2021	Option Exercise	247,348	$6.30	$1,559,216.08
June 10, 2022	Option Exercise	1,354	$7.15	Nil
December 31, 2021	Restricted Share Unit Settlement	36,289	$11.79	$427,847.31
March 11, 2022	Restricted Share Unit Settlement	11,335	$10.85	$122,984.75
June 13, 2022	Restricted Share Unit Settlement	535	$11.56	$6,184.60
August 29, 2022	Restricted Share Unit Settlement	230,745	$14.67	$3,385,029.15
September 1, 2022	Restricted Share Unit Settlement	193,031	$15.28	$2,49,513.68
December 1, 2022	Restricted Share Unit Settlement	213,207	$13.30	$2,835,653.10
December 13, 2022	Restricted Share Unit Settlement	124	$12.63	$1,566.12
February 27, 2023	Restricted Share Unit Settlement	39,937	$12.12	$484,036.44
March 1, 2023	Restricted Share Unit Settlement	187,973	$11.87	$2,231,239.51
March 11, 2022	Performance Share Unit Settlement	10,086	$10.85	$109,433.10
May 19, 2022	Performance Share Unit Settlement	23,946	$10.71	$256,461.66
August 29, 2022	Performance Share Unit Settlement	66,465	$14.67	$975,401.55

Date	Description	Number of Shares Issued	Average Price per Security (CAD)	Aggregate Proceeds
November 14, 2022	Performance Share Unit Settlement	93,779	$13.11	$1,229,442.69
December 1, 2022	Performance Share Unit Settlement	63,050	$13.30	$838,565
July 12, 2019	Employee Share Ownership Plan	35,963	$6.58	$236,636.54
January 13, 2020	Employee Share Ownership Plan	36,060	$6.78	$244,486.80
July 21, 2020	Employee Share Ownership Plan	30,508	$7.40	$225,579.20
January 28, 2021	Employee Share Ownership Plan	37,581	$11.74	$441,200.94
July 26, 2021	Employee Share Ownership Plan	42,164	$12.88	$543,072.32
January 12, 2022	Employee Share Ownership Plan	52,533	$10.08	$529,532.64

Dividends

Absolute commenced paying dividends on its Shares in January 2013. The Company paid a quarterly dividend of CAD$0.08 per Share in each fiscal quarter over the past three fiscal years.

On April 19, 2023, Absolute declared a dividend of CAD $0.08 per share, payable in cash on May 24, 2023 to Shareholders of record at the close of business on May 11, 2023. As previously declared, Absolute will be paying such dividend on May 24, 2023. As a part of the Arrangement Agreement, Absolute has agreed to suspend dividends going forward.

Auditors

Deloitte LLP is the auditor of Absolute.

INFORMATION CONCERNING THE PURCHASER

The Purchaser, a corporation existing under the laws of British Columbia, was formed on May 4, 2023, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement and has not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement. As of the date hereof, the Sponsors own indirectly all of the outstanding securities of Purchaser. The principal executive offices of the Purchaser are Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8 Canada.

The Purchaser and Sponsors are affiliated with Crosspoint Capital Partners, LP, a private equity investment firm focused on the cybersecurity, privacy and infrastructure software markets.

CERTAIN INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS

The following summaries of certain income tax considerations for Shareholders is of a general nature only and does not address all tax considerations that may be applicable to any particular Shareholder. Each Shareholder is urged to consult its own tax advisors to determine the particular tax consequences to it of the Arrangement.

Certain Canadian Federal Income Tax Considerations for Shareholders

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who disposes of Shares pursuant to the Arrangement and who, at all relevant times, for purposes of the Tax Act: (a) deals at arm’s length with Absolute and the Purchaser; (b) is not affiliated with Absolute or the Purchaser; and (c) holds Shares as capital property (a “Holder”). Generally, Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business of buying or selling securities or as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which would be to deem any Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors for advice with respect to whether they hold their Shares as capital property and, if not, whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances. Resident Holders whose Shares are not considered to be capital property should consult their own tax advisors with respect to the tax consequences of the Arrangement.

This summary does not describe the tax consequences of the Arrangement to a holder of Options and is also not applicable to a Holder of Shares who acquired such Shares on the exercise of employee stock options (including Options), through another equity-based employment compensation arrangement, or otherwise in the course of their employment. In addition, this summary does not describe the tax consequences of the Arrangement to RSU Holders, PSU Holders or DSU Holders. Such holders should consult their own tax advisors.

This summary is not applicable to a Holder (i) that is a “specified financial institution”, (ii) an interest in which is or would be a “tax shelter investment”, (iii) that is a “financial institution” for purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” property rules), (iv) that has elected to report its “Canadian tax results” in a currency other than Canadian dollars, (v) that is exempt from tax under the Tax Act or, (vi) that has entered into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Shares, as each of those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

This summary is based on the current provisions of the Tax Act, the Regulations, and our counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction which may be different from those discussed herein. This summary assumes that, at all relevant times prior to and including the time of acquisition of the Shares by the Purchaser, the Shares will be listed on the TSX and the NASDAQ.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax consequences of disposing of Shares pursuant to the Arrangement will vary according to a Holder’s particular circumstance. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Shares must be expressed in Canadian dollars based in the relevant exchange rate as determined in accordance with the Tax Act.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”).

(i)	Disposition of Shares

Generally, a Resident Holder (other than a Resident Dissenting Shareholder, as defined below) who disposes of Shares pursuant to the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the aggregate Consideration received for such Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Shares immediately before the disposition. The treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains or Capital Losses”.

(ii)	Dissenting Shareholders

A Resident Holder who duly and validly exercises Dissent Rights (a “Resident Dissenting Shareholder”) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court). As a result, such Resident Dissenting Shareholder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition (excluding any interest awarded by a court) net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to the Resident Dissenting Shareholder of such Dissenting Shares. See the disclosure below under “Holders Resident in Canada — (iii) Taxation of Capital Gains or Losses” for a description of the tax treatment of capital gains and losses generally applicable to such Holders.

Interest awarded by a court to a Resident Dissenting Shareholder will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act. A Resident Dissenting Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include interest income. Proposed Amendments released on August 9, 2022 extend this additional refundable tax in respect of “aggregate investment income” to a corporation that is at any time in the taxation year a “substantive CCPC” as defined in the Proposed Amendments. Resident Holders should consult their own advisors with respect to the application of the Proposed Amendments.

(iii)	Taxation of Capital Gains or Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in such taxation year. Allowable capital losses in excess of taxable capital gains for the year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, in accordance with and subject to the rules contained in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include amounts in respect of taxable capital gains. Proposed Amendments released on August 9, 2022 extend this additional refundable tax in respect of “aggregate investment income” to a corporation that is at any time in the taxation year a “substantive CCPC” as defined in the Proposed Amendments. Resident Holders should consult their own advisors with respect to the application of the Proposed Amendments.

A capital gain realized by a Resident Holder who is an individual or trust (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, has not been and is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty and does not use or hold and is not deemed to use or hold the Shares in a business carried on in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are: (i) insurers carrying on an insurance business in Canada and elsewhere; or (ii) “authorized foreign banks” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to the Arrangement.

(i)	Disposition of Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time such Shares are disposed of to the Purchaser and the Non-Resident Holder is not exempt from Canadian tax on any gain realized under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of disposition, provided that the Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NASDAQ) at that time unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length persons holds a membership interest (either directly or indirectly through one or more partnerships) or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Absolute, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties whether or not such properties exist. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Shares constitute taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of any such Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax convention.

In the event that Shares constitute taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, then the tax consequences described above under the heading “Holders Resident in Canada — (iii) Taxation of Capital Gains or Losses” will generally apply and the Non-Resident Holder may have to file a Canadian income tax return for the taxation year in which the Non-Resident Holder’s Shares are disposed of under the Arrangement.

Non-Resident Holders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

(ii)	Dissenting Shareholders

A Non-Resident Holder who duly and validly exercises Dissent Rights (a “Non-Resident Dissenting Shareholder”) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Non-Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Non-Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court). The tax treatment of a Non-Resident Dissenting Shareholder in respect of such a disposition will be similar to that of a Non-Resident Holder who participates in the Arrangement, as described above.

An amount paid in respect of interest to a Non-Resident Dissenting Shareholder will generally not be subject to Canadian withholding tax.

Non-Resident Dissenting Shareholders whose shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Certain United States Federal Income Tax Considerations for Shareholders

The following discussion is a summary of certain anticipated U.S. federal income tax consequences of the Arrangement to U.S. Holders (as defined below) of Shares who hold such shares as capital assets (generally, property held for investment purposes) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and exchange their Shares for the Consideration. This discussion is based on the Code, applicable U.S. treasury regulations, administrative interpretations, court decisions and practice, all as in effect as of the date of this Circular, and all of which may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual that is either a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) if a U.S. court exercises primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7710(a)(30) of the Code) control all substantial decisions of the trust, or (b) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. treasury regulations.

This discussion does not apply to Shareholders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, governmental organizations, insurance companies, real estate investment trusts, regulated investment companies, banks, mutual funds, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Absolute’s equity (including the Shares), persons that hold an interest in an entity that holds Shares, partnerships, S corporations or other entities treated as pass-through entities for U.S. federal income tax purposes, persons that hold Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle or other integrated transaction, persons that acquired their Shares through the exercise of an employee stock option or otherwise as compensation, U.S. expatriates, persons whose functional currency is not the U.S. dollar, persons who own or will acquire shares of stock in the Purchaser.

This discussion does not address Shareholders who exercise and perfect any applicable dissent or appraisal rights or who hold their Shares other than as capital assets for U.S. federal income tax purposes. In addition, this summary does not purport to be a complete description of all of the potential U.S. federal income tax considerations of the Arrangement that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation, the alternative minimum tax or the 3.8% Medicare tax imposed on certain net investment income. Each Shareholder is urged to consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement.

If a partnership or other pass-through entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement will generally depend on the status of that person and activities of that person and the partnership or other pass-through entity or arrangement. A partnership or other pass-through entity or arrangement holding Shares, and a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement.

We strongly urge each Shareholder to consult its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Arrangement.

(i)	Consequences of the Arrangement

The exchange of Shares for the Consideration pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges Shares for the Consideration will recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted U.S. federal income tax basis in the Shares exchanged therefor pursuant to the Arrangement. Subject to the “passive foreign investment company” rules discussed below, such gain or loss will be long-term capital gain or loss if the Shares were held for more than one year at the time of the Arrangement.

(ii)	Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections were timely and effectively made.

Based on certain estimates of its gross income, gross assets and the nature of its business, Absolute does not believe that it currently is or ever has been a PFIC. Absolute’s actual PFIC status for the current taxable year, however, is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether a non-U.S. corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result of these uncertainties, there can be no assurance that the IRS will not assert that Absolute is or has been a PFIC for any taxable year or that a court will not sustain such an assertion.

If Absolute was classified as a PFIC for any taxable year during which a U.S. Holder owned Shares, any gain recognized by such U.S. Holder pursuant to the Arrangement may be subject to higher rates of tax and a deemed interest charge, unless such U.S. Holder had timely and effectively made certain elections.

The PFIC rules are complex and subject to uncertainties. U.S. Holders are urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them if Absolute is or was classified as a PFIC, including the availability and advisability of any elections that the taxpayer may make and the impact of any elections that such U.S. Holder may already have in effect.

(iii)	Backup Withholding and Information Reporting

Information returns generally are required to be filed with the IRS in connection with cash payments to U.S. Holders pursuant to the Arrangement. Backup withholding at a current rate of 24% may apply to cash paid to a U.S. Holder, unless the U.S. Holder furnishes a correct taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an applicable exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

DISSENTING SHAREHOLDERS’ RIGHTS

The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to a Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares. This summary is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached as Appendix H to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached as Appendix E and Appendix F, respectively, to this Circular). The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, may result in the loss or unavailability of any Dissent Rights. Accordingly, each Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and consult a legal advisor.

Pursuant to the Interim Order, each Registered Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

•

are ultimately entitled to be paid fair value for their Dissent Shares less any applicable withholding tax, (1) shall be deemed not to have participated in the Arrangement and shall be entitled to be paid the amount to which the Dissenting Shareholder is entitled for their Shares in respect of which Dissent Rights were validly exercised in accordance with Section 245 of the BCBCA (2) each Share held by such Dissenting Shareholders shall be deemed to be directly transferred and assigned by such Dissenting Shareholders to the Purchaser and such Dissenting Shareholders shall cease to be the holder of such Shares and to have any rights as a holder of such Shares other than the right to receive the consideration determined and payable in accordance with Article 4 of the Plan of Arrangement; or

•

for any reason are ultimately not entitled to be paid fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder and shall be entitled to only the Per Share Consideration for each Share contemplated in the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

but in no case will Absolute, Purchaser, the Depositary or any other person be required to recognize a person exercising Dissent Rights unless such person (i) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights and (ii) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time. For greater certainty, in no case shall Absolute, the Purchaser or any other person be required to recognize Dissenting Shareholders as holders of Shares after the Effective Time, Dissenting Shareholder as a registered or beneficial holder of Shares or any interest therein (other than the Dissent Rights set out in Section 4.1 of the Plan of Arrangement) at or after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the register of Absolute as of the Effective Time. For greater certainty, no Shareholders who vote, or who have instructed a proxyholder to vote, any of his, her of its Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

Persons who are Non-Registered Shareholders who wish to dissent with respect to their Shares should be aware that only Registered Shareholders as at the close of business on the Record Date are entitled to dissent with respect to their Shares. A Registered Shareholder such as an Intermediary who holds Shares as nominee for Non-Registered Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Non-Registered Shareholders with respect to the Shares held for such Non-Registered Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of Shares it covers. None of the Optionholders, RSU Holders, PSU Holders or DSU Holders may exercise rights of dissent.

Pursuant to Sections 237 to 247 of the BCBCA, every Registered Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Section 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and any other order of the Court, will be entitled to be paid the fair value of the Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

To exercise Dissent Rights, a Registered Shareholder as at the close of business on the Record Date must dissent with respect to all Shares in which the holder owns either a registered or beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to Absolute, c/o Blake, Cassels & Graydon LLP, Suite 2600—595 Burrard Street, Vancouver, BC, V7X 1L3 Attention: Alexandra Luchenko by 5:00 p.m. (Vancouver time) on or before June 27, 2023 (or by 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days immediately preceding the Meeting if it is not held on June 29, 2023), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply may result in the loss or unavailability of that holder’s Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Shares to deliver the Notice of Dissent.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Shares registered in his, her or its name beneficially owned by the Non-Registered Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

•	if such Notice Shares constitute all of the Shares of which the holder is the registered and beneficial owner and the holder owns no other Shares beneficially, a statement to that effect;

•

if such Notice Shares constitute all of the Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Shares beneficially, a statement to that effect and the names of the registered holders of Shares, the number of Shares held by each such holder and a statement that written Notices of Dissent are being or have been sent with respect to such other Shares; or

•

if the Dissent Rights are being exercised by a holder of Shares on behalf of a beneficial owner of Shares who is not the Dissenting Shareholder, a statement to that effect and the name and address of the beneficial holder of the Shares and a statement that the registered holder is dissenting with respect to all Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to the Purchaser’s obligation to complete the Arrangement that persons holding no more than 10% of the issued and outstanding Shares shall have validly exercised Dissent Rights (and not withdrawn such exercise of Dissent Rights as at the Effective Date).

If the Arrangement Resolution is approved by the Required Securityholder Approval and if Absolute notifies the Dissenting Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after Absolute gives such notice, to send to Absolute the certificates (if any) representing the Notice Shares and a written statement that requires Absolute to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Shareholder on behalf of a Non-Registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell, and the Purchaser is bound to purchase, those Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order.

The Dissenting Shareholder and Absolute may agree on the Payout Value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on Absolute or the Purchaser to make an application to the Court. After a determination of the Payout Value of the Notice Shares, the Purchaser must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

In no circumstances will Absolute, the Purchaser, the Depositary or any other person be required to recognize a person as a Dissenting Shareholder unless such person is the holder of the Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time of the Arrangement; (i) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (ii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and does not withdraw such person’s Notice of Dissent prior to the Effective Time of the Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution does not pass, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Absolute’s written consent. If any of these events occur, Absolute must return the share certificates representing the Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, Absolute will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to Absolute, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. Persons who are beneficial holders of Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Shares is entitled to dissent. None of the Optionholders, RSU Holders, PSU Holders or DSU Holders are entitled to exercise Dissent Rights.

Absolute suggests that any Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court may result in the loss of any Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations for Shareholders” and “Certain United States Federal Income Tax Considerations for Shareholders”.

RISK FACTORS RELATED TO THE ARRANGEMENT

The following risk factors should be considered by Securityholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed under the heading entitled “Risk Factors” in the Company’s most recent annual information form, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Whether or not the Arrangement is completed, the Company will continue to face those risk factors that it currently faces with respect to its business and affairs.

Completion of the Arrangement is subject to several conditions that must be satisfied or waived.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Company and the Purchaser, including approval of the Securityholders and the granting of the Final Order. In addition, the completion of the Arrangement by the Purchaser is conditional on, among other things, Dissent Rights not having been exercised by the holders of more than 10% of the issued and outstanding Shares and no Material Adverse Effect having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can the Company or the Purchaser provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining necessary approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances, in which case an alternative transaction may not be available.

Each of the Company and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by the Company or the Purchaser before the completion of the Arrangement. Failure to complete the Arrangement could materially negatively impact the trading price of the Shares. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Shares will be available from an alternative party.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, Absolute is required to pay the Termination Fee in the event that the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to enter into transactions with Absolute, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by the Purchaser under the Arrangement.

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, Absolute may in the future be required to pay the Termination Fee in certain circumstances.

Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated by the Company or the Purchaser for failure to obtain the requisite Shareholder approval or for occurrence of the Outside Date or by the Purchaser for breach of the representations and warranties or failure to perform any covenant or agreement on the part of the Company, if, in either case (a) prior to such termination a bona fide Acquisition Proposal has been made or publicly announced or disclosed; and (b) within twelve months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (a) above) is consummated, or (2) Absolute or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (a) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination). For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms of this Circular, except that all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50% or more.

See “The Arrangement Agreement — Termination — Termination Fee”.

Income tax consequences.

The Arrangement Agreement results in certain income tax consequences to the Company’s Shareholders. See “Certain Income Tax Considerations for Shareholders”.

Shareholders will no longer hold an interest in the Company following completion of the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

The Arrangement may affect Absolute’s ability to attract and retain key personnel or affect third party business relationships.

Since the Arrangement Agreement is subject to uncertainty, the employees and officers of Absolute may experience job uncertainty which could adversely affect Absolute’s ability to attract and retain key management and personnel. Further uncertainty associated with the Arrangement may be experienced by Absolute’s third-party suppliers, customers and business partners. Such uncertainty could have a material and adverse effect on the current and future operations, and financial conditions for Absolute. If the Arrangement is not completed for any reason, Absolute’s business partners may be negatively affected which can affect the current and future business relationships with Absolute.

Absolute will incur costs even if the Arrangement is not completed.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Absolute even if the Arrangement is not completed.

The market price for the Shares may decline.

If the Arrangement is not approved by the Shareholders, the market price of the Shares may decline. If the Arrangement Resolution is not approved and the Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The pendency of the Arrangement could cause the attention of the Absolute’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with Absolute. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Absolute.

While the Arrangement is pending, Absolute is restricted from taking certain actions.

The Arrangement Agreement restricts Absolute from taking specified actions without the consent of the Purchaser until the Arrangement is complete (or the Arrangement Agreement is terminated). These restrictions may prevent Absolute from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Directors and officers of Absolute have interests in the Arrangement that may be different from those of Shareholders generally.

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of Absolute’s Senior Management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Particulars of the Arrangement — Interests of Directors and Officers in the Arrangement” in this Circular.

Absolute and the Purchaser may be the targets of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed.

Absolute and the Purchaser may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public corporation or to be acquired. Third parties may also attempt to bring claims against Absolute or the Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed. In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Absolute. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively affect the ability of Absolute to conduct its business.

The conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter may not be satisfied or events may occur preventing such debt and equity financings from being consummated.

Although the Arrangement Agreement does not contain a financing condition, there is a risk that the conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter may not be satisfied or that other events may arise which could prevent the Purchaser from consummating the debt and equity financings. If the Purchaser is unable to consummate such debt and equity financings, the Company expects that the Purchaser will be unable to fund the Consideration required to complete the Arrangement. In the event the Arrangement cannot be completed due to the failure of the Purchaser to fund the Consideration, the Purchaser will, subject to limited exceptions, be obligated to pay the Reverse Termination Fee and the Shareholders will not receive the Consideration.

50% of the consideration to be received by holders of RSUs and PSUs for such awards will not be paid promptly following the Effective time and will vest and be payable on the original vesting schedule of the award.

Under the Arrangement, (i) each award of RSUs granted and outstanding immediately prior to the Effective Time will be exchanged for a cash payment from Absolute equal to the RSU Consideration, net of any applicable withholding tax; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the RSUs, and (ii) each award of PSUs granted and outstanding immediately prior to the Effective Time will be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal the PSU Consideration; provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the PSUs.

As a result, 50% of the consideration to be received by holders of RSUs and PSUs for such awards will not be paid promptly following the Effective time and will vest and be payable on the original vesting schedule of the applicable RSUs or PSUs. The payment of any such remaining portion of the consideration to be received by holders of RSUs and PSUs will constitute an unsecured obligation of the Company.

If the Arrangement is terminated, amounts owed under the BSP Credit Agreement will become due and payable, and Absolute’s future capital needs may not be met and there are uncertainties as to our ability to raise additional funding.

Absolute has a substantial amount of indebtedness arising from the BSP Credit Agreement. Since September 30, 2021, Absolute is required to use a portion of its cash flow to service its repayment obligations under the BSP Credit Agreement. Further, amongst other changes, the most recent amendment to the BSP Credit Agreement provides for the repayment of the principal amount, all interest accrued and any prepayment premium required under the BSP Credit Agreement upon the earlier to occur of (i) the completion of a sale transaction of the Company, including the Arrangement, (ii) five business days following the termination of the Arrangement Agreement, (iii) the Arrangement failing to be approved in any shareholder vote and (iv) November 15, 2023. Accordingly, if the Arrangement is terminated or is not approved at the Meeting (or any adjournment or postponement thereof), there is a risk that Absolute will be unable to meet its financial obligations under the BSP Credit Agreement as they become due. Absolute’s ability to make payments on, or to potentially refinance, its indebtedness under the BSP Credit Agreement depends upon its future performance, which is subject to economic, financial, competitive, and other factors, many of which are outside of Absolute’s control. A significant reduction in operating cash flows resulting from changes in economic conditions could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on Absolute’s business, financial condition, or results of operations, as well as its ability to service its debt and other obligations. In addition, the BSP Credit Agreement is subject to interest rates which fluctuate based upon market conditions and Absolute’s leverage ratio. Increases in these interest rates may have material adverse effect on our cash flows, operations and results therefrom, and therefore, our financial condition.

If Absolute is unable to meet its obligations to make the required payments under the BSP Credit Agreement, the lenders may exercise their rights under the security arrangements of the BSP Credit Agreement, which could result in a loss or substantial reduction in the value of Absolute’s assets. If Absolute’s cash flow and capital resources are insufficient to fund its debt obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payment of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm the Company’s ability to incur additional indebtedness on acceptable terms.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular and as set forth above, none of the directors or executive officers of Absolute are aware of any material interest of any informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year of Absolute which has materially affected Absolute or any of its subsidiaries, in the Arrangement or in any other proposed transaction which would materially affect Absolute or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information regarding the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Financial information regarding the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

Information regarding the Company (including copies of the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, any interim financial statements and related management’s discussion and analysis and this Circular) may be obtained by Shareholders without charge upon written request to our Corporate Secretary at 1400-1055 Dunsmuir St, Vancouver, BC, V7X 1K8.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of the Company.

Dated at Vancouver, British Columbia as of May 26, 2023.

BY THE ORDER OF THE BOARD

“Daniel Ryan”

Daniel P. Ryan
Chairman of the Board

CONSENT OF PERELLA WEINBERG PARTNERS LP

To:	The Board of Directors of Absolute Software Corporation (“Absolute”).

We refer to the written fairness opinion dated May 10, 2023, prepared for the board of directors of Absolute (the “Board”), in connection with the Arrangement (as defined in Absolute’s management information circular dated May 26, 2023 (the “Circular”)), involving, among others, Absolute and 1414364 B.C. LTD.

We consent to the inclusion of our opinion as Appendix “A,” a summary of and reference to our opinion and the use of our firm name in the Circular under the headings “Summary of the Arrangement-Fairness Opinions” and “Opinion of Perella Weinberg”. Our opinion was given on May 10, 2023, and remains subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by us contained therein. In providing such consent, we do not intend that any person other than the Board shall rely upon our opinion.

PERELLA WEINBERG PARTNERS LP

“Perella Weinberg Partners LP”

Date: May 26, 2023

CONSENT OF RAYMOND JAMES LTD.

To:	The Special Committee of the Board of Directors of Absolute Software Corporation (“Absolute”).

We refer to the written fairness opinion dated May 10, 2023 (the “RJ Fairness Opinion”), prepared for the special committee of the board of directors of Absolute (the “Special Committee”), in connection with the Arrangement (as defined in Absolute’s management information circular dated May 26, 2023 (the “Circular”)), between Absolute and 1414364 B.C. LTD.

We consent to the inclusion of the RJ Fairness Opinion, a summary of and reference to the RJ Fairness Opinion and the use of our firm name in the Circular. In providing such consent, we do not intend that any person other than the Special Committee shall rely upon the RJ Fairness Opinion.

RAYMOND JAMES LTD.

“Raymond James Ltd.”

Date: May 26, 2023

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

“Absolute Change in Recommendation” means the Board or any committee of the Board (a) fails to unanimously recommend or withholds, withdraws, amends, qualifies or modifies the Board’s recommendation, or publicly proposes or publicly states an intention to do any of the foregoing; (b) adopts, approves, accepts, endorses, recommends or otherwise declares advisable an Acquisition Proposal, or publicly proposes or publicly states an intention to do any of the foregoing; (c) fails to publicly reaffirm (without qualification) the Board’s recommendation within a 5 Business Day period after the Purchaser so requests in writing (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, by the end of the third (3rd) Business Day prior to the date of the Meeting), it being understood that, (i) except to make the reaffirmation required by the Arrangement Agreement if applicable, Absolute will have no obligation to make such reaffirmation more than once in respect of any publicly announced Acquisition Proposal; and (ii) other than following the public announcement of an Acquisition Proposal as set forth in (i), Absolute will have no obligation to make such reaffirmation on more than three separate occasions; or (d) fails to include the Board’s recommendation in the Absolute Circular (for greater certainty, each of the case set forth in clause (a), (b), (c) or (d) constitutes an “Absolute Change in Recommendation” provided, however, that, for the avoidance of doubt, none of (A) the determination by the Absolute Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal pursuant to the Arrangement Agreement; and (B) the delivery by Absolute to Purchaser of any notice contemplated by Article 7 (other than a Superior Proposal Notice) will constitute an Absolute Change in Recommendation;

“Absolute Disclosure Letter” means the disclosure letter executed by Absolute and delivered to the Purchaser prior to or concurrently with the execution of this Agreement;

“Absolute DSU Plan” means the deferred share unit plan of Absolute, effective January 1, 2016;

“Absolute Group” means Absolute and its Subsidiaries;

“Absolute Intellectual Property” means Intellectual Property that is owned or purported to be owned by a member of the Absolute Group;

“Absolute Omnibus Plan” means the omnibus equity incentive plan of Absolute, approved by Shareholders on December 14, 2021;

“Absolute Option Plan” means the 2000 Share Option Plan, as amended and approved by Shareholders on December 13, 2018;

“Absolute PRSU Plan” means the performance and restricted share unit plan of Absolute, approved by Shareholders on December 13, 2018;

“Absolute Public Documents” means all forms, reports, schedules, statements and other documents publicly filed by Absolute on EDGAR and/or SEDAR since July 1, 2020, including all annual information forms, news releases, financial statements, management’s discussion and analysis, material change reports, information circulars and other continuous disclosure documents pursuant to National Instrument 51-102 of the Canadian Securities Administrators

“Absolute Stock Plans” means the Absolute Omnibus Plan, Absolute Option Plan, and Absolute PRSU Plan;

“Absolute Termination Fee” means $19,000,000;

“Absolute Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement — Termination — Termination Fee”;

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement containing terms that are not less favourable to Absolute than those contained in the Confidentiality Agreement and that does not contain any exclusivity provision or other term that would restrict, in any manner, Absolute’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to the Purchaser pursuant to this Agreement;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Absolute and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal, indication of interest or offer (whether written or oral) from any Person or group of Persons (other than the Purchaser, one of its Affiliates or any Person acting jointly or in concert with the Purchaser) made after the date of this Agreement relating to (a) any direct or indirect acquisition, purchase, sale, transfer, joint venture or disposition (or any lease, license or other arrangement having the same economic effect as an acquisition or a purchase, sale, transfer, joint venture or disposition), in a single transaction or series of related transactions (by amalgamation, merger, plan of arrangement, or otherwise), relating to businesses or assets (including equity interests of, or securities convertible into or exercisable or exchangeable for equity securities of, Subsidiaries of Absolute) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer); (b) any direct or indirect tender offer, take-over bid, exchange offer, issuance or other transaction, in a single transaction or series of related transactions, that if consummated, would result in a Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exchangeable or exercisable for voting or equity securities) of Absolute or any one or more of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer), (c) any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Absolute or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer);

“Affiliate” has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means the Arrangement Agreement, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, together with the Absolute Disclosure Letter;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Resident in Canada”;

“Alternative Agreement means any letter of intent, memorandum of understanding, arrangement agreement, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal;

“Arrangement” means the arrangement of Absolute under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement made as of May 10, 2023, between the Company and the Purchaser attached to this Circular as Appendix “D”, as same may be amended, supplemented or restated in accordance with its terms, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Absolute Securityholders approving the Plan of Arrangement which is to be considered at the Absolute Meeting and shall be substantially in the form and content as Appendix “C”;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Blakes” means Blake, Cassels & Graydon LLP;

“Board” means the board of directors of Absolute as constituted from time to time;

“Books and Records” means the books and records of the Company and its Subsidiaries, including books of account and Tax records, whether in written or electronic form;

“BSP” means Benefit Street Partners LLC;

“BSP Credit Agreement” means the credit agreement dated July 1, 2021 among the Company, BSP and its affiliates;

“Business Day” or “business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, or a federal holiday in the United States on which banks are required or authorized to close;

“CBA” means any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union;

“CDS” means CDS Clearing and Depository Services Inc.;

“CEWS” means the Canada Emergency Wage Subsidy, for purposes of section 125.7 of the Tax Act, and any other COVID-19 related direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Authority;

“Change of Control Agreements” has the meaning ascribed thereto under “Particulars of the Arrangement — Interests of Directors and Officers in the Arrangement — Change of Control Agreements”;

“Circular” means the notice of the Meeting and this management information circular of Absolute, including the all schedules, appendices and exhibits thereto, to be sent to Securityholders in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement;

“Closing” means the closing of the transactions contemplated hereby shall occur as soon as reasonably practicable (and in any event not later than 10 Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time) unless another time or date is agreed to in writing by the Parties, provided that the Closing shall not occur prior to July 2, 2023;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commitment Letters” has the meaning ascribed thereto under “The Arrangement Agreement — Financing Arrangements”;

“Company” means Absolute Software Corporation, a company existing under the laws of British Columbia;

“Computershare” means Computershare Trust Company;

“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and Absolute dated March 29, 2023

“Consideration” means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement as consideration for their Shares, consisting of US$11.50 in cash per Share;

“constating documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating document and all amendments thereto;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, joint venture, partnership or other legally enforceable right or obligation (written or oral) to which Absolute or any of its Subsidiaries is a party or by which Absolute or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks;

“CRA” means the Canada Revenue Agency;

“Debt Commitment Letter” has the meaning ascribed thereto under “The Arrangement Agreement — Sources of Funds for the Arrangement”;

“Debt Financing” has the meaning ascribed thereto under “The Arrangement Agreement — Sources of Funds for the Arrangement”;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Absolute and the Purchaser for the purpose of, among other things, exchanging certificates representing Shares for the Consideration in connection with the Arrangement;

“Director” means a Director appointed pursuant to Section 122 of the BCBCA;

“Dissent Rights” means the right of dissent exercisable by Registered Shareholders as of the close of business on the Record Date under Sections 237 to 247 of the BCBCA in respect of the Arrangement, as modified by the Plan of Arrangement, the Interim Order and the Final Order;

“Dissenting Shareholder” means a Registered Shareholder as of the close of business on the Record Date who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Shares” means Shares in respect of which Dissent Rights have been validly exercised before the Effective Time;

“DOJ” has the meaning ascribed thereto under “Regulatory Approval — United States”;

“DRS Advice” means a direct registration statement (DRS) advice;

“DSU Holder” means a holder of a DSU;

“DSUs” means the outstanding deferred share units granted under the Absolute DSU Plan;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the United States Securities Act of 1933, the Exchange Act and other statutes;

“Effective Date” means the date on which the Closing occurs;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as may be mutually agreed by Absolute and the Purchaser;

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Employee Plans” employee benefit, welfare, bonus or other cash incentive, transaction, stay, retention or change in control bonus, commission, pension, profit sharing, executive compensation, employment agreements (including offer letters), individual independent contractor agreements (provided, however, that in the case of employment agreements, offer letters and individual independent contractor agreements, to the extent there exists a form of agreement or arrangement, the Company shall be required to set forth on Schedule 3.1(cc)(i) of the Absolute Disclosure Letter only the forms of such agreements or arrangements and any individual agreements or arrangements that materially deviate from such forms) current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock ownership, stock option, stock appreciation, restricted stock, restricted stock unit, performance stock unit, stock ownership, tax indemnity or tax gross-up, phantom stock, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, fringe benefit, vacation or paid time off, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether funded or unfunded, registered or unregistered, insured or self-insured) plan, program, agreement, policy or arrangement, and every other written or oral benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Absolute or any Affiliate of Absolute or to which Absolute or any Affiliate of Absolute has any liability (contingent or otherwise), in each case, for the benefit of the Employees or former Employees, officers, directors, individual independent contractors or individual service providers and their respective dependants and/or beneficiaries (collectively the “Employee Plans);

“Employee Stock Ownership Plan” means the employee stock ownership plan of Absolute, approved by Shareholders on December 14, 2021;

“Employee Stock Purchase Plan” means the employee stock purchase plan of Absolute, approved by Absolute Board on February 1, 2022;

“employment agreements” means the employment agreements disclosed in the Company Disclosure Letter;

“Equity Commitment Letter” has the meaning ascribed thereto under “The Arrangement Agreement — Sources of Funds for the Arrangement”;

“Equity Financing” has the meaning ascribed thereto under “The Arrangement Agreement — Sources of Funds for the Arrangement”;

“ESPP Participants” means all employees or former employees participating in the ESPPs.

“ESPP Shares” means all Shares held pursuant to the ESPPs for ESPP Participants;

“ESPPs” means, collectively, (a) the Employee Stock Ownership Plan and (b) the Employee Stock Purchase Plan;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Exchanges” means the Toronto Stock Exchange and the NASDAQ;

“Excluded Benefits” has the meaning ascribed thereto under “Questions and Answers About the Meeting and the Arrangement — Summary”;

“Exercise Price” means, in respect of an Absolute Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court, in a form acceptable to both Absolute and the Purchaser, each acting reasonably, after a hearing considering, amongst other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financings” has the meaning ascribed thereto under “The Arrangement Agreement — Financing Arrangements”

“forward-looking statements” has the meaning ascribed thereto under “Cautionary Statement Regarding Forward-Looking Statements”;

“FTC” has the meaning ascribed thereto under “Regulatory Approval — United States”;

“Governmental Authority” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board, commissioner, minister, cabinet, governor in council, agency or instrumentality, domestic or foreign or any quasi-governmental, or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government and any subdivision, agent or authority of any of the foregoing; (c) any court, tribunal, commission, individual, public or private mediator, arbitrator or arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association;

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 as now in effect and as it may be amended from time to time to the Effective Date;

“IFRS” means the International Financial Reporting Standards and the official pronouncements issued by the International Accounting Standards Board;

“Incentive Securities” means Options, PSUs, RSUs and DSUs;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (a) all trademark and similar rights in business names, trade names, corporate names, domain names, domain name registrations, website names and worldwide web addresses; (b) all rights in inventions, patents, patent rights, and patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application); (c) all rights in industrial designs and applications for and registration of industrial designs, design patents and industrial design registrations; (d) all rights in trade-marks (whether used with wares or services and including the goodwill attaching to such trade-marks) and registrations and applications for registration of trade-marks and all rights in trade dress, logos, slogans and brand names; (e) all copyright in all works (including software programs and databases) and database rights and registrations and applications for registrations of copyright, and moral rights; and (f) all trade secret rights and other rights in confidential information (such as confidential information that is processes, notebooks, customer lists, data, trade secrets, designs, know-how, manufacturing, engineering and other drawings and manuals, technology, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information);

“Interim Order” means the interim order of the Court contemplated by the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to both Absolute and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Absolute Meeting, as the same may be amended by the Court with the consent of both Absolute and the Purchaser, each acting reasonably;

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees;

“Investment Canada Act” means the Investment Canada Act (Canada), and the regulations promulgated thereunder;

“IRS” means the United States Internal Revenue Service;

“Laurel Hill” means Laurel Hill Advisory Group;

“Law” or “Laws” means any laws (including common law), by-laws, constitution, treaty, convention, ordinance, code, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority and the terms and conditions of any Permit of or from any Governmental Authority or self-regulatory authority (including the TSX and Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Legal Proceeding” means any litigation, action, application, charge, audit, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, mediation, arbitration proceeding or other similar proceeding, before or by any court or other tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review;

“Letter of Transmittal” means the letter of transmittal sent to Shareholders together with the Absolute Circular or such other equivalent form of letter of transmittal acceptable to the Purchaser acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, defect of title, restriction or adverse rights or claims, prior claim, encroachments, occupancy right, covenant, assignment, lien (statutory or otherwise), other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right of first refusal or first offer, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, in each case whether contingent or absolute; provided that “Liens” excludes non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

“Matching Period” has the meaning ascribed thereto under “The Arrangement Agreement — Non-Solicitation Obligations — Right to Match”;

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance, or state of fact that, either individually or in the aggregate, with other changes, effects, events, occurrences, circumstances or states of fact that is or would reasonably be expected to (a) be material and adverse to the business, operations, financial condition or results of operations, of Absolute and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of fact resulting from or arising in connection with: (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including any loss of or change in the relationship with employees, customers, partners, licensees, licensors, suppliers or other persons having business relationships with Absolute or its Subsidiaries related thereto (it being understood that this clause (i) shall not apply to any representation or warranty or the satisfaction of any condition precedent to the extent the purpose of such representation or warranty or condition is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Arrangement); (ii) changes in the segment of the cybersecurity industry (taking into account relevant geographies) in which Absolute operates; (iii) global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, credit, capital or commodity market conditions, in each case whether national or global, (iv) the commencement, continuation or escalation of any war, armed hostilities, acts of terrorism, earthquakes or similar catastrophes, (v) any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God; (vi) a change or proposed change in IFRS, U.S. GAAP or any other applicable accounting principles or the interpretation thereof, (vii) any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Authority, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof; (viii) any action (or omission to take any action) permitted or that is required to be taken by this Agreement; (ix) any failure to meet internal or public projections, forecasts, performance measures, operating statistics or revenue or earnings predictions (it being understood that the underlying cause or any such failure may be taken into account when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition); (x) any change in the market price or trading volume of any securities of Absolute (it being understood that the underlying cause or any such change may be taken into account when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition); (xi) any action or omission, which has been approved, consented to or requested, in each case, in writing by the Purchaser; or (xii) any Legal Proceeding threatened, made or brought by any of the current or former Shareholders (on their own behalf or on behalf of Absolute) against Absolute, any of its executive officers or other employees or any member of the Absolute Board arising out of this Agreement or the Arrangement; but provided in the case of (ii) through (vii), such change, effect, event, occurrence, circumstance or state of fact does not have a disproportionate impact or effect on Absolute and its Subsidiaries, taken as a whole, as compared to comparable companies operating in the industries and business in which Absolute and its Subsidiaries operate, of comparable economic size; or (b) prevent or materially delay, the consummation by Absolute of the Arrangement;

“Material Contract” means other than Standard Licenses that are not material (x) any Contract that is or would be entered into on or after the date hereof and that would be a “Material Contract” pursuant to clauses (a) to (l) of paragraph (y) below if it were in effect as of the date hereof; and (y) any of the following Contracts in effect as of the date hereof to which Absolute or any of its Subsidiaries is a party:

(a)

any Contract that provides for severance, retention, transaction bonus or change in control compensation or benefits, including any management or employment Contract, pursuant to which Absolute or one of its Subsidiaries has continuing or future obligations as of the date hereof to make a payment or provide benefits to any executive officer or any service provider that has the authority of an executive officer, any other employee at the level of vice president level or above, or any member of the Absolute Board;

(b)

any Contract containing any covenant or other provision (i) expressly prohibiting Absolute or any of its Subsidiaries from engaging in any material line of business or with any Person in any geographic area or (ii) limiting the right of Absolute or any of its Subsidiaries to operate the business of the Absolute Group pursuant to any “most favored nation,” “exclusivity” provisions, rights of first refusal, rights of first negotiation or similar rights to any Person, in each case, which restrictions are material to Absolute and its Subsidiaries, taken as a whole;

(c)

any Contract (i) providing for the sale, exclusive license or other disposition or acquisition of assets by Absolute and its Subsidiaries, in each case with a value greater than $500,000 after the date of this Agreement; or (ii) pursuant to which Absolute will acquire or dispose of any material ownership interest in any other Person or other business enterprise (other than any Subsidiary of Absolute) with a value greater than $500,000 after the date of this Agreement;

(d)

any Contract (i) that is the top revenue generating contract with any of Absolute’s top five (5) largest revenue sources (based on revenues directly received from such Persons) for the one-year period ended March 31, 2023 (“Top Customers”), and (ii) the corresponding BioS / firmware software license agreements with such Top Customers, if applicable;

(e)

(i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other indebtedness, in each case in which the outstanding obligation, individually, is in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business; and (B) loans to Absolute or any of its wholly owned Subsidiaries by Absolute or any of its wholly owned Subsidiaries and (ii) any Contract pursuant to which Absolute or any of its Subsidiaries has mortgaged, pledged or otherwise subjected to or permitted to be subjected to any Lien (other than Permitted Liens) on any of its assets or property (tangible or intangible);

(f)

any Contract materially restricting the incurrence of indebtedness by Absolute or any of its Subsidiaries, including by requiring the granting of an equal and rateable Lien, or the incurrence of any Liens on any properties or assets of Absolute or any of its Subsidiaries;

(g)	any Contract providing for indemnification of any officer, director or employee by Absolute or any of its Subsidiaries;

(h)

any Contract that is material to Absolute and its Subsidiaries, taken as a whole, (including a material settlement, conciliation, or similar agreement) with any Governmental Authority that is not on Absolute’s or its Subsidiaries’ standard forms and that is a prime contract or pursuant to which Absolute or its Subsidiaries otherwise receives government funding for development purposes;

(i)

any Contract providing for formation of a partnership, limited liability company, or joint venture, in each case, for the sharing of profits and losses (excluding, for avoidance of doubt, intercompany agreements and commercial agreements that do not involve the formation of an entity with any third Person);

(j)	any Contract involving commitments to make any capital investment or capital expenditures in excess of $150,000 per annum or $500,000 over the duration of the Contract;

(k)	any CBA; or

(l)	any Contract that if terminated or modified or if it ceased to be in effect would have a Material Adverse Effect.

“Meeting” means the special meeting of Securityholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by Purchaser;

“Meeting Materials” means the Notice of Meeting, the Circular, the form of proxy (for Registered Shareholders) and the Letter of Transmittal (for Registered Shareholders), along with such amendments or additional documents as counsel for Absolute may advise are necessary or desirable and are not inconsistent with the terms of the Interim Order;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NASDAQ” means the Nasdaq Global Market;

“Non-Registered Shareholder” means a non-registered beneficial holder of Shares whose shares are held through an Intermediary;

“Non-Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Not Resident in Canada”;

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Not Resident in Canada”;

“Notice of Appearance” has the meaning ascribed thereto under “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”;

“Notice of Dissent” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”;

“Notice of Hearing” has the meaning ascribed thereto under “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”;

“Notice of Meeting” means the accompanying notice of meeting attached to the Circular;

“Option Consideration” means, in respect of each Absolute Option, a cash amount equal to the amount, if any, by which (i) the Per Share Consideration exceeds (ii) the applicable Exercise Price

“Optionholder” means a holder of Options;

“Options” means the outstanding options to purchase Shares granted under the Absolute Omnibus Plan or the Absolute Option Plan;

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award, or writ or similar actions taken by any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the business and operations of such Person;

“Outside Date” means November 10, 2023, or such later date as may be agreed to in writing by the Parties;

“Parties” means Absolute and the Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Authority;

“Permitted Liens” means the following Liens: (a) Liens for Taxes and utilities that in each case are not yet due and payable or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS; (b) construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar statutory Liens (inchoate or otherwise) that: (i) are not material; and (ii) arose or were incurred in the ordinary course of business; and (c) the Liens listed in the Absolute Disclosure Letter;

“Per Share Consideration” means US$11.50 in cash subject to adjustments in the circumstances contemplated by the Arrangement Agreement;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations for Shareholders”;

“Plan of Arrangement” means the plan of arrangement of Absolute, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto under “The Arrangement Agreement — Pre-Acquisition Reorganization”;

“Pre-Closing Period” has the meaning ascribed thereto under “The Arrangement Agreement — Covenants Regarding Conduct of Business”.

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”;

“PSU Consideration” has the meaning ascribed thereto under “Summary of the Arrangement”;

“PSUs” means the outstanding performance share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Purchaser” means 1414364 B.C. LTD., a corporation existing under the Laws of British Columbia, and, in accordance with the Arrangement Agreement, any of its successors or permitted assigns;

“Purchaser Disclosure Letter” means the disclosure letter executed by the Purchaser and delivered to Absolute prior to or concurrently with the execution of the Arrangement Agreement;

“Record Date” has the meaning ascribed thereto under “Summary”;

“Registered Shareholders” means a registered holder of Shares as recorded in the Shareholders’ register;

“Regulations” means the regulations under the Tax Act, as amended;

“Regulatory Approval” means rulings, consents, approvals, authorisations, orders, exemptions, grants, declarations, notices, agreements, certificates, reports, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority. For the avoidance of doubt, this includes such authorizations, consents, orders, or other approvals required or reasonably expected to be required to consummate the Arrangement on or prior to the Closing under any antitrust, competition, or trade regulation Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act;

“related party” means, with respect to any Person, such Person’s former, or current or future direct or indirect Representatives, equity holders, controlling persons, partners, shareholders, stockholders, members, managers, general or limited partners, assignees or successors;

“Representative” or “Representatives” means, with respect to any Person, any officer, director, employee, representative (including any financial or other advisor) or agent of such Person or its Subsidiary;

“Required Securityholder Approval” means (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, (ii) 66 2/3% of the votes cast on the Arrangement Resolution by the Securityholders present in person or represented by proxy at the Meeting, voting together as a single class, and (iii) a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes required to be excluded by MI 61-101;

“Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Resident in Canada”;

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Resident in Canada”;

“Reverse Termination Fee” means $35,000,000;

“Reverse Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement—Termination Fee”;

“RJ Fairness Opinion” means the opinion of RJ, as financial advisor to the Special Committee, to the effect that, as of the date of such opinion, subject to and based on the considerations, assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

“Rights Agent” means, collectively, Computershare Inc. and Computershare Trust Company N.A;

“RSU Consideration” has the meaning ascribed thereto under “Summary of the Arrangement”;

“RSU Holder” means a holder of RSUs;

“RSUs” means the outstanding restricted share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Shares, Options, RSUs, PSUs and DSUs;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, United States Securities Act of 1933, the Exchange Act, with all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securityholders” means the holders of one or more Shares, Options, PSUs, DSUs or RSUs;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires;

“Shares” means the common shares in the capital of Absolute;

“Special Committee” means the committee of the Board, composed of independent directors of Absolute formed in connection with the Arrangement;

“Sponsor” means the equity financing sources identified in, and any other Person which becomes a financing source in respect of, the Equity Financing pursuant to the Equity Commitment Letter and the Guarantee;

“Standard Licenses” means (a) nonexclusive licenses granted in connection with the products and services of Absolute and its Subsidiaries in the ordinary course of business; (b) non-exclusive licenses to Absolute and its Subsidiaries for standard, generally commercially available, “off-the-shelf” third-party products and services (including software-as-a-service); (c) licenses to software and materials licensed as open-source, public-source or freeware; (d) nondisclosure agreements; (e) any incidental licenses granted to a service provider in support of the services provided to Absolute and its Subsidiaries; (f) licenses granted pursuant to Absolute and its Subsidiaries’ standard form Contracts; (g) employee and consulting agreements and (h) licenses that have been publicly filed as exhibits to the Absolute Public Documents;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Superior Proposal” means a bona fide Acquisition Proposal by a Person or group of Persons made after the date hereof to acquire not less than all of the outstanding Shares or all or substantially all of the assets of Absolute and its Subsidiaries on a consolidated basis (a) that complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement in any material respect; (b) that is not subject to a financing condition and in respect of which adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (c) that is not subject to a due diligence condition; (d) in respect of which the Absolute Board determines, acting in good faith after receiving the advice of its outside counsel and financial advisors, taking into account all of the terms and conditions of such Acquisition Proposal and other factors deemed relevant by the Board (including the identity of the Person or group of Persons making such Acquisition Proposal and their Affiliates), that if consummated in accordance with its terms, would result in a transaction more favourable to the Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Arrangement Agreement); and (e) is reasonably capable of being consummated in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal and their respective Affiliates (including for purposes of assessing the risk of non-completion thereof);

“Superior Proposal Notice” has the meaning ascribed thereto under the Arrangement Agreement;

“Support and Voting Agreements” means each of the support and voting agreements dated May 10, 2023 between the Purchaser and the directors and senior officers of the Company who are Shareholders;

“Tax” or “Taxes” includes (i) any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever (including in respect of CEWS) imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, whether disputed or not, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, gains, windfall, royalty, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, escheat, abandoned or unclaimed property, alternative or add-on minimum, estimated, sales, goods and services, harmonized sales, provincial sales, use, ad valorem, value-added, excise, stamp, withholding, business, franchising, real property, personal property, development, occupancy, COVID-19 Governmental Assistance, employer health, payroll, employment or unemployment, workers’ compensation, severance, health, utility, social services, education and social security (or similar, including U.S. FICA) taxes, all surtaxes, all customs duties and import and export taxes and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Authority, and (ii) any liability for the payment of any amounts of the type described in item (i) above (x) payable by reason of any obligations under any Contract, (y) as a result of being a transferee or successor in interest to any other Person, or (z) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for any period (including pursuant to Treasury Regulations Section 1.1502-6);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Return” includes all returns, reports, declarations, elections, designations, notices, filings, forms, statements, estimates, information returns, and other documents (whether in tangible, electronic or other form) and including any amendments, claims for refund, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Authority to be made, prepared or filed by Law in respect of Taxes;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Resident in Canada”;

“Termination Fee” has the meaning ascribed thereto under “Summary of the Arrangement”;

“Transfer Agent” means Computershare Trust Company of Canada, in its capacity as the transfer agent for the Company;

“TSX” means Toronto Stock Exchange;

“Union” means any labor union, works council, trade union or other employee representative body;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” has the meaning ascribed thereto under “Questions and Answers About the Meeting and the Arrangement — Notice to United States Shareholders”;

“U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations for Shareholders”;

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder;

“VWAP” means volume-weighted average price; and

“Wilful Breach” means a material breach of the Arrangement Agreement that is a consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a material breach of this Agreement.

APPENDIX A

PERELLA WEINBERG PARTNERS LP FAIRNESS OPINION

See attached.

A-1

767 Fifth Avenue New York, NY 10153 PERELLA WEII\IBERG T 212.287.3200 F 212.287.3201 I PARTI’<ERS pwpartners.com May 10, 2023 Board of Directors Absolute Software Corporation Suite 1400, 1055 Dunsmuir Street Vancouver, BC V7X 1K8 Canada Members ofthe Board of Directors: We understand that Absolute Software Corporation, a corporation existing under the laws of the Province of British Columbia (the “Company”), and 1414364 B.C. L TO., corporation existing under the laws of the Province of British Columbia (“Purchaser”), propose to enter into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which, among other things, Purchaser will acquire all of the issued and outstanding common shares of the Company (the “Shares”), by way of a plan of arrangement (the “Arrangement”) carried out under the provisions of the Business Corporations Act (British Columbia). Pursuant to the Arrangement, holders of Shares (the “Shareholders”) will be entitled to receive US$11 .50 in cash per Share (the “Consideration”). We further understand that, concurrent with the execution of the Arrangement Agreement, Purchaser is entering into a Support and Voting Agreement with each director and senior executive officer of the Company (the “Support Agreement”). The terms and conditions of the Arrangement are more fully set forth in the Arrangement Agreement. We understand that the terms and conditions ofthe Arrangement Agreement will be summarized in an information circular (the “Information Circular”) to be prepared by the Company and mailed to the Shareholders and others in connection with a meeting to be called by the Company to seek approval of the Arrangement. You have requested our opinion as to the fairness from a financial point of view of the Consideration to be received by the Shareholders in connection with the transactions contemplated by the Arrangement. For purposes of the opinion set forth herein, we have, among other things: 1. reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company, including equity research analyst reports; 2. reviewed certain internal financial statements, analyses and forecasts (the “Company Forecasts”) and other internal financial information and operating data relating to the business ofthe Company, in each case, prepared by management of the Company and approved for our use by the Board of Directors of the Company (the “Board”); 3. discussed the past and current business, operations, financial condition and prospects of the Company with senior management of the Company and other representatives and advisors of the Company;

2 4. compared the financial performance of the Company with that of certain publicly traded companies which we believe to be generally relevant; 5. compared the financial metrics ofthe Company with the publicly available financial metrics ofcertain precedent transactions which we believe to be generally relevant; 6. reviewed the historical trading prices and trading activity for the Shares and compared such price and trading activity with that of securities of certain publicly traded companies which we believe to be generally relevant; 7. participated in discussions among representatives of the Company and Purchaser and their respective advisors; 8. reviewed a draft, dated May 10, 2023, of the Arrangement Agreement and certain related documents, including a draft, dated May 10, 2023, of the Support Agreement; 9. reviewed the debt commitment letter from debt financing sources to Purchaser, substantially in the form of the draft dated May 9, 2023 (the “Debt Commitment Letter”), the draft equity commitment letter from investment funds affiliated with Purchaser, dated May 9, 2023 (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), the draft limited guarantee made by Crosspoint Capital Fund II, LP, Crosspoint Capital Fund II-A, LP, Crosspoint Capital II Co-Investment Partners, LLC, and Moreton Bay SPV, LP, dated May 9, 2023; and 10. conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate. We have not, to the best of our knowledge, been denied access by the Company to any information requested by us. For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by us (including information that was available from public sources) and have further relied upon the assurances of management of the Company that they are not aware of any material omission or misstatement ofmaterial fact that would make such information inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the reasonableness of the Company Forecasts or the assumptions on which they are based. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company, Purchaser or any of their respective subsidiaries. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or any other party. In addition, we have not evaluated the solvency of any party to the Arrangement Agreement, or the impact of the Arrangement thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the final Arrangement Agreement and Support Agreement will not differ from the drafts of the Arrangement Agreement and Support Agreement reviewed by us in any respect material to our analysis or this opinion. We have also assumed that (i) the representations and warranties of all parties to the Arrangement Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Arrangement Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement, without any material modification, amendment, waiver or delay that would be material to our analysis or this opinion, including, among other things, that Purchaser will obtain financing in accordance with the terms of the Commitment Letters. In addition, we have assumed that in connection with the receipt of all approvals and consents required in connection with the Arrangement, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis. This opinion addresses only the fairness from a financial point of view, as of the date hereof, ofthe Consideration to be received by the Shareholders in connection with the transactions contemplated by the Arrangement. We have not been asked to, nor do we, offer any opinion as to any other term of the Arrangement Agreement or any other document contemplated by or entered into in connection with the Arrangement Agreement, the form or structure of the Arrangement or the likely timeframe in which the Arrangement will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Arrangement Agreement, or any class of such persons, whether relative to the Consideration or otherwise. We express no opinion as to the underlying decision by the Company to engage in the Arrangement or enter into the Arrangement Agreement, or as to the relative merits of the Arrangement compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Arrangement Agreement or any other related document. This opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. We have acted as financial advisor to the Company with respect to the Arrangement and this opinion and will receive a fee for our services, a portion of which becomes payable upon delivery of this opinion (or would have become payable if we had advised the Company that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Arrangement. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement. Perella Weinberg Partners LP and its affiliates (including TPH&Co., the energy business of Perella Weinberg Partners), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We and our affiliates also engage in securities trading and brokerage, asset management activities, equity research and other financial services. Except in connection with our engagement as financial advisor to the Company in connection with the Arrangement, during the two-year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP or its affiliates, on the one hand, and Purchaser, the Company or any oftheir respective affiliates pursuant to which we or our affiliates has received or anticipates receiving compensation. However, we and our affiliates in the future may provide investment banking and other financial services to Purchaser and/or the Company and their respective affiliates and in the future may receive compensation for the rendering of these services, although there are currently no understandings, agreements or commitments with respect to the provision of any such services in the future. In the ordinary course of our business activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Purchaser or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Arrangement. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP. Neither Perella Weinberg Partners LP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, Purchaser, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Other than as set forth above, we have not been engaged to provide any other financial advisory services nor have we participated in any financings involving the Interested Parties within the past two years. This opinion and our advisory services are for the information and assistance of the Board in connection with, and for the purpose of its evaluation of, the Arrangement, and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Information Circular. This opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how such holder should vote or otherwise act with respect to the Arrangement or any other matter. We express no opinion as to the prices at which the Shares will trade at any time. In addition, we express no opinion as to the fairness of the Arrangement to, or any consideration received in connection with the Arrangement by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. Very truly yours, PERELLA WEINBERG PARTNERS LP

APPENDIX B

RAYMOND JAMES LTD. FAIRNESS OPINION

See attached.

B-1

May 10, 2023

The Special Committee of the Board of Directors of

Absolute Software Corporation

1400-1055 Dunsmuir St., PO Box 49211

Vancouver, BC Canada V7X 1K8

To the Special Committee of the Board of Directors:

Raymond James Ltd. (“Raymond James”, “we” or “us”) understands that Absolute Software Corporation (“Absolute” or the “Company”) and Crosspoint Capital Partners, L.P. (“Crosspoint” or the “Acquiror”) propose to enter into an arrangement agreement (the “Arrangement Agreement”) to be dated May 10, 2023 pursuant to which, among other things, each holder of outstanding common shares of the Company (each a “Share”) will be entitled to receive US$11.50 in cash for each Share held (the “Consideration”).

We also understand that the transaction contemplated by the Arrangement Agreement is proposed to be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) and other securityholders of the Company in connection with a special meeting of securityholders of the Company to be held to consider and, if deemed advisable, approve the Arrangement. We have been retained to provide our opinion (the “Opinion”) to the special committee (the “Special Committee”) of the board of directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Engagement of Raymond James

Raymond James was first contacted by the Company on or about April 25, 2023, and was formally engaged by the Special Committee pursuant to an engagement letter (the “Engagement Agreement”) dated May 2, 2023. Under the terms of the Engagement Agreement, Raymond James has agreed to provide this Opinion to the Special Committee.

Raymond James will receive a fixed fee for rendering this Opinion under the Engagement Agreement. Raymond James is to be reimbursed for all reasonable legal and other out-of-pocket expenses. In addition, Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and shareholders are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement. Raymond James’ compensation for providing this Opinion is not contingent on an action or event resulting from the use of the Opinion.

Independence of Raymond James

Neither Raymond James nor any of its affiliates or associates is an insider or an associated or affiliated entity or issuer insider (as such terms are defined in the Securities Act (British Columbia) or the rules or instruments made thereunder) of the Company or Crosspoint or any of their respective subsidiaries, associates, affiliates, control persons, senior officers or directors (the “Interested Parties”).

Raymond James has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Letter. There are no other understandings, agreements or commitments between Raymond James and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion.

Raymond James Ltd.

Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2 • 416 777 7000 • 416 777 7020 Fax

2

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates.

Credentials of Raymond James

Raymond James is a North American full-service investment dealer with operations located across Canada. Raymond James is a member of the Toronto Stock Exchange (“TSX”), the TSX Venture Exchange, the Montreal Exchange, the New Self-Regulatory Organization of Canada (formerly the Investment Industry Regulatory Organization of Canada, “New SRO”), the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange (NYSE: RJF) whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

Overview of Absolute

Absolute markets and provides software solutions that support the management and security of computing devices, applications, data, and networks for various organizations. The Company markets its solutions through original equipment manufacturers, distributors, and value added resellers, as well as directly to business enterprises, educational institutions, governmental agencies, healthcare organizations, and individual consumers. Absolute operates in North America, the United Kingdom, Vietnam, Germany, Australia, Japan, and Latin America. Absolute was incorporated in 1993 and is headquartered in Vancouver, British Columbia, Canada.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

(i)	A draft of the Arrangement Agreement to be entered into by the Company and the Acquiror dated May 10, 2023;

(ii)	A draft of the plan of arrangement to be entered into by the Company and the Acquiror dated May 10, 2023;

(iii)	A draft form of the D&O Support and Voting Agreement (as defined in the Arrangement Agreement) dated May 10, 2023;

(iv)	The non-binding acquisition proposal(s) submitted by the Acquiror dated March 17, 2023, April 23, 2023 and May 9, 2023;

(v)	The exclusivity agreement between the Company and the Acquiror dated April 26, 2023;

3

(vi)	The Company’s audited consolidated annual financial statements, and management’s discussion and analysis of the Company for the fiscal years ended June 30, 2022 and 2021;

(vii)

The Company’s unaudited condensed consolidated interim financial statements, and management’s discussion and analysis, for the applicable periods ended December 31, 2022, September 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021, and March 31, 2021;

(viii)

Certain public disclosure by the Company as filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Electronic Data Gathering, Analysis, and Retrieval database (“EDGAR”), to the date hereof, including press releases issued by the Company;

(ix)	Certain public investor presentations and marketing materials prepared by the Company;

(x)	Conversations with Company management with regards to the operations, financial condition, prospects and corporate strategy of the Company;

(xi)

Discussions with Perella Weinberg Partners L.P. (“PWP”) regarding select third parties who were contacted at the direction of the Board of Directors pursuant to the strategic review process whereby parties were invited to enter into confidentiality and standstill agreements in order to conduct due diligence to determine their interest in pursuing a transaction involving the Company (the “Strategic Process”), and discussions with PWP with respect to the results of the Strategic Process;

(xii)	The financial model received from Company management dated April 6, 2023, the model walkthrough and assumptions presentation dated April 7, 2023 and conversations with management related thereto;

(xiii)	Various communications with Company management in respect of management’s financial budget and models;

(xiv)

The Restated First Amendment to Credit Agreement dated May 8, 2023 between the Company and Benefit Street Partners L.L.C. and its affiliates and conversations with management of the Company related thereto;

(xv)	Certain internal financial, operational, corporate and other information with respect to the Company (and discussions with management with respect to such information);

(xvi)	Select public market trading statistics and financial information of the Company, and other entities considered by us to be relevant;

(xvii)	Other public information relating to the business, operations and financial condition of the Company that Raymond James considered relevant;

(xviii)	Other publicly available information relating to select public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

(xix)	Information with respect to select precedent transactions that Raymond James considered relevant; and

(xx)	Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

We have also participated in various discussions with Blake, Cassels & Graydon LLP, external legal counsel to the Company, concerning the Arrangement. Raymond James has not, to the best of its knowledge, been denied access by the Company to any information requested by Raymond James. Raymond James has not been asked by the Special Committee to provide, and we have not provided, any other financial advisory services other than providing this Opinion.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to Raymond James that, to the best of their knowledge, there have been no formal prior valuations, as defined for the purposes of Multilateral Instrument 61-101 of the Ontario Securities Commission (“MI 61-101”), of Absolute or any of its material properties or of Absolute’s subsidiaries or any of their material properties prepared within the past twenty-four (24) months.

4

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company or any of their respective affiliates and our Opinion should not be construed as such. We have relied upon the advice of counsel to the Company that the Arrangement is not subject to the formal valuation requirements of MI 61-101. This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of New SRO, but New SRO has not been involved in the preparation or review of this Opinion.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and we have not attempted to, verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with its terms and all applicable laws and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements. We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us; we have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

The Company has represented to us, in a certificate of its Chief Executive Officer and the Chief Financial Officer dated the date hereof, among other things, that (i) the information (financial or otherwise), data, documents and other materials of whatsoever nature or kind provided to us by or on behalf of the Company regarding the Arrangement, and the Company, including, without limitation, the written information and discussions concerning the Company referred to under the heading “Scope of Review” (collectively, the “Information”), are complete, true and correct in all material respects at the date the Information was provided to us and at the date hereof and that no material change has occurred in the Information or any part thereof, since the respective dates which would have or which would reasonably be expected to have a material effect on that Opinion or the Arrangement.

Our Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Arrangement. Our Opinion does not address the treatment of any of the Company’s securityholders (other than the Shareholders) under the Arrangement.

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We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes. We have relied upon, without independent verification, the assessment by the Company and its legal, tax and accounting advisors with respect to such matters.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to any decision with respect to the Arrangement or to any Shareholder as to how they should vote on the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Company at any time, including following the announcement, completion or termination of the Arrangement;

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis. Accordingly, this Opinion should be read in its entirety.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Fairness Methodologies

In support of the Opinion, Raymond James has performed certain financial analyses on Absolute, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion. In the context of the Opinion, Raymond James has considered the following (as each such term is defined below):

a)	Premium Paid Analysis;

b)	Selected Public Company Trading with Premium Approach;

c)	Precedent Transactions Approach;

d)	DCF Approach; and

e)	The results of the Strategic Process.

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Premium Paid Analysis

Raymond James compared the Consideration for the Shares pursuant to the Arrangement to the 20-day volume weighted average closing price of such Shares on the NASDAQ as at May 9, 2023 to premiums paid in the past six years in select Canadian and U.S. change of control transactions (the “Premium Paid Analysis”).

Selected Public Company Trading with Premium Approach

Raymond James compared public market trading statistics of Absolute to corresponding data from selected publicly traded cybersecurity software businesses that we considered relevant. Raymond James examined multiples based on the “enterprise value” (calculated as equity value plus debt, less cash and cash equivalents, and if applicable, adjusted for any minority interests or unconsolidated investments) for each of the selected public companies to the revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for such companies. Raymond James then applied a range of selected multiples to the corresponding data of Absolute to calculate an implied equity value of Absolute, to which Raymond James applied a change of control premium (the “Selected Public Company Trading with Premium

Approach”).

Precedent Transactions Approach

Raymond James reviewed available information on selected acquisition transactions involving cybersecurity software businesses that we considered relevant (the “Precedent Transactions Approach”). Raymond James considered the enterprise value of the acquired companies compared to such acquired companies’ revenue and EBITDA where available. Raymond James then applied a range of selected enterprise value multiples from these transactions to the corresponding data of Absolute.

DCF Approach

The discounted cash flow approach (the “DCF Approach”) is a present value calculation of future cash flow expectations to determine a value of a company. It involves estimating annual net discretionary (or “free”) cash flows for each year of the cash flow projection period. Where the business is expected to operate beyond the cash flow projection period, subsequent projected results are capitalized at the end of the cash flow period utilizing a terminal cash flow method, and then discounted to their present value.

Raymond James utilized an unlevered discounted cash flow analysis whereby Raymond James, using projections provided by management of the Company, calculated the EBITDA and then proceeded to deduct taxes, capital expenditures, stock based compensation and add back depreciation and amortization and changes in working capital. Raymond James’ calculations were based on projections of cash flows and other amounts prepared by management of the Company.

The DCF Approach requires that certain assumptions be made to derive the present value of future unlevered cash flows including, among other things, growth rates, profit margins, capital expenditures, working capital, discount rates and terminal multiples and terminal growth rates. As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors including the discount rate, terminal growth rate and terminal multiple utilized.

Results of the Strategic Process

Raymond James reviewed the results of the Strategic Process with PWP and compared the Consideration for the Shares pursuant to the Arrangement to the consideration range pursuant to proposals and expressions of interest received by the Company from parties other than Crosspoint pursuant to the Strategic Process.

7

Fairness Considerations

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)	the Consideration payable for each Share pursuant to the Arrangement represents a significant premium that compares favourably to the premium range derived from the Premium Paid Analysis;

b)

the Consideration payable for each Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Selected Public Company Trading with Premium Approach;

c)	the Consideration payable for each Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Precedent Transactions Approach;

d)	the Consideration payable for each Share pursuant to the Arrangement compares favourably with our analyses using the DCF Approach;

e)

the Consideration payable for each Share pursuant to the Arrangement compares favourably to the proposals and expressions of interest received by the Company from parties other than Crosspoint as a result of the Strategic Process; and

f)	other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant.

Raymond James did not, in considering the fairness of the Consideration to be received pursuant to the Arrangement, from a financial point of view, assess any income tax consequences that any particular Shareholder may face in connection with the Arrangement.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Very truly yours,

/s/ Raymond James Ltd

Raymond James Ltd

APPENDIX C

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Absolute Software Corporation (“Absolute”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between Absolute and 1414364 B.C. LTD., a corporation existing under the Laws of the Province of British Columbia, dated May 10, 2023, all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Absolute dated May 26, 2023, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”), involving Absolute and implementing the Arrangement, the full text of which is set out in Appendix E to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The Arrangement Agreement and all the transactions contemplated therein, all actions of the directors of Absolute in approving the Arrangement and the Arrangement Agreement and all actions of the directors and officers of Absolute in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement approved) by the securityholders of Absolute or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Absolute are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Absolute:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5. Any director or officer of Absolute is hereby authorized and directed for and on behalf of Absolute to make or cause to be made an application to the British Columbia Supreme Court for an order approving the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, amended or supplemented).

6. Any director or officer of Absolute is hereby authorized and directed for and on behalf of Absolute to execute, whether under corporate seal of Absolute or otherwise, and to deliver such records, documents and information as are necessary or desirable to the Registrar of Companies under the BCBCA in accordance with the Arrangement Agreement for filing.

7. Any one or more directors or officers of Absolute is hereby authorized, for and on behalf and in the name of Absolute, to execute and deliver, whether under corporate seal of Absolute or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of Absolute, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Absolute;

C-1

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-2

APPENDIX D

ARRANGEMENT AGREEMENT

See attached.

D-1

Execution Version

1414364 B.C. LTD.

AND

ABSOLUTE SOFTWARE CORPORATION

ARRANGEMENT AGREEMENT

DATED MAY 10, 2023

-i-

(continued)

-ii-

(continued)

-iii-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated May 10, 2023,

BETWEEN:

1414364 B.C. LTD., a corporation existing under the Laws of the Province of British Columbia (the “Purchaser”)

- and -

ABSOLUTE SOFTWARE CORPORATION, a corporation existing under the Laws of the Province of British Columbia (“Absolute”)

RECITALS:

A.	The Purchaser desires to acquire all of the issued and outstanding Absolute Shares.

B.	The Parties intend to carry out the transactions contemplated in this Agreement by way of an Arrangement under the provisions of the BCBCA.

C.

Concurrently with the execution and delivery of this Agreement, and as an inducement to Absolute’s willingness to enter into this Agreement, the Purchaser has delivered the Commitment Letters (as defined herein).

D.

The Absolute Board has unanimously determined, after receiving the PWP Fairness Opinion, the unanimous recommendation of the Special Committee (made after receiving the RJ Fairness Opinion) and financial and legal advice, that the Consideration to be received by Absolute Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Absolute, and the Absolute Board has unanimously resolved to recommend that the Absolute Securityholders vote in favour of the Arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Absolute Board” means the board of directors of Absolute as the same is constituted from time to time;

“Absolute Board Recommendation” as the meaning ascribed thereto in Section 3.1(i)(ii);

“Absolute Change in Recommendation” means the Absolute Board or any committee of the Absolute Board (a) fails to unanimously recommend or withholds, withdraws, amends, qualifies or modifies the Absolute Board Recommendation, or publicly proposes or publicly states an intention to do any of the foregoing; (b) adopts, approves, accepts, endorses, recommends or otherwise declares advisable an Acquisition Proposal, or publicly proposes or publicly states an intention to do any of the foregoing; (c) fails to publicly reaffirm (without qualification) the Absolute Board Recommendation within a 5 Business Day period after the Purchaser so requests in writing (or in the event that the Absolute Meeting is scheduled to occur within such five (5) Business Day period, by the end of the third (3rd) Business Day prior to the date of the Absolute Meeting), it being understood that, (i) except to make the reaffirmation required by Section 7.4(c), if applicable, Absolute will have no obligation to make such reaffirmation more than once in respect of any publicly announced Acquisition Proposal; and (ii) other than following the public announcement of an Acquisition Proposal as set forth in (i), Absolute will have no obligation to make such reaffirmation on more than three separate occasions; or (d) fails to include the Absolute Board Recommendation in the Absolute Circular (for greater certainty, each of the case set forth in clause (a), (b), (c) or (d) constitutes an “Absolute Change in Recommendation” provided, however, that, for the avoidance of doubt, none of (A) the determination by the Absolute Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal pursuant to 7.4(a)(ii); and (B) the delivery by Absolute to Purchaser of any notice contemplated by Article 7 (other than a Superior Proposal Notice) will constitute an Absolute Change in Recommendation;

“Absolute Circular” means the notice of the Absolute Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Absolute Securityholders in connection with the Absolute Meeting, as amended, supplemented or otherwise modified from time to time;

“Absolute Disclosure Letter” means the disclosure letter executed by Absolute and delivered to the Purchaser prior to or concurrently with the execution of this Agreement;

“Absolute DSU Holder” means a holder of Absolute DSUs;

“Absolute DSU Plan” means the deferred share unit plan of Absolute, effective January 1, 2016;

“Absolute DSUs” means the outstanding deferred share units granted under the Absolute DSU Plan;

“Absolute ESPP” means the employee stock purchase plan of Absolute, approved by Absolute Board on February 1, 2022;

“Absolute ESPP Participants” means all Employees or former Employees participating in the Absolute ESPP;

“Absolute ESPP Shares” means all Absolute Shares held pursuant to the Absolute ESPPs for ESPP Participants;

“Absolute Group” means Absolute and its Subsidiaries;

“Absolute Intellectual Property” means Intellectual Property that is owned or purported to be owned by a member of the Absolute Group;

“Absolute Meeting” means the special meeting of Absolute Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Absolute Omnibus Plan” means the omnibus equity incentive plan of Absolute, approved by Absolute Shareholders on December 14, 2021;

“Absolute Option Plan” means the 2000 Share Option Plan, as amended and approved by Absolute Shareholders on December 13, 2018;

“Absolute Optionholder” means a holder of Absolute Options;

“Absolute Options” means the outstanding options to purchase Absolute Shares granted under the Absolute Omnibus Plan or the Absolute Option Plan;

“Absolute PRSU Plan” means the performance and restricted share unit plan of Absolute, approved by Absolute Shareholders on December 13, 2018;

“Absolute PSUs” means the outstanding performance share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan, including, for the avoidance of doubt, any dividend performance share units;

“Absolute Public Documents” means all forms, reports, schedules, statements and other documents publicly filed by Absolute on EDGAR and/or SEDAR since July 1, 2020, including all annual information forms, news releases, financial statements, management’s discussion and analysis, material change reports, information circulars and other continuous disclosure documents pursuant to National Instrument 51-102 of the Canadian Securities Administrators;

“Absolute Related Parties” has the meaning ascribed thereto in Section 9.3(i);

“Absolute RSU Holder” means a holder of Absolute RSUs;

“Absolute RSUs” means the outstanding restricted share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan, including, for the avoidance of doubt, any dividend restricted share units;

“Absolute Securityholders” means the holders of one or more Absolute Shares, Absolute Options, Absolute PSUs, Absolute DSUs or Absolute RSUs;

“Absolute Shareholder Approval” has the meaning ascribed thereto in Section 2.2(c);

“Absolute Shareholders” means the holders of Absolute Shares;

“Absolute Shares” means the common shares in the capital of Absolute;

“Absolute Software” means material proprietary software systems developed by or on behalf of Absolute or its Subsidiaries that are licensed or distributed by Absolute or its Subsidiaries as products or services of the Absolute Group;

“Absolute Stock Plans” means the Absolute Omnibus Plan, Absolute Option Plan, and Absolute PRSU Plan;

“Absolute Termination Fee” has the meaning ascribed thereto in Section 9.3(b);

“Absolute Termination Fee Event” has the meaning ascribed thereto in Section 9.3(c);

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement containing terms that are not less favourable to Absolute than those contained in the Confidentiality Agreement and that does not contain any exclusivity provision or other term that would restrict, in any manner, Absolute’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to the Purchaser pursuant to this Agreement;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Absolute and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal, indication of interest or offer (whether written or oral) from any Person or group of Persons (other than the Purchaser, one of its Affiliates or any Person acting jointly or in concert with the Purchaser) made after the date of this Agreement relating to (a) any direct or indirect acquisition, purchase, sale, transfer, joint venture or disposition (or any lease, license or other arrangement having the same economic effect as an acquisition or a purchase, sale, transfer, joint venture or disposition), in a single transaction or series of related transactions (by amalgamation, merger, plan of arrangement, or otherwise), relating to businesses or assets (including equity interests of, or securities convertible into or exercisable or exchangeable for equity securities of, Subsidiaries of Absolute) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer); (b) any direct or indirect tender offer, take-over bid, exchange offer, issuance or other transaction, in a single transaction or series of related transactions, that if consummated, would result in a Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exchangeable or exercisable for voting or equity securities) of Absolute or any one or more of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer), (c) any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Absolute or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer);

“Affiliate” has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, together with the Absolute Disclosure Letter;

“Alternative Agreement” means any letter of intent, memorandum of understanding, arrangement agreement, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal;

“Anti-Corruption Laws” as the meaning ascribed thereto in Section 3.1(y)(i);

“Applicable Benefits Laws” means all applicable Laws relating to the Employee Plans;

“Arrangement” means the arrangement of Absolute under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Absolute Securityholders approving the Plan of Arrangement which is to be considered at the Absolute Meeting and shall be substantially in the form and content of Schedule “B” hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Breaching Party” has the meaning ascribed thereto in Section 8.2(e);

“Business Day” or “business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, or a federal holiday in the United States on which banks are required or authorized to close;

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116– 13, as amended, and any similar or successor legislation, executive order or executive memo relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including, without limitation, IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020 and IRS Notice 2021-11), and any subsequent Law intended to address the consequences of the COVID-19 pandemic;

“CBA” has the meaning ascribed thereto in Section 3.1(bb)(i);

“CEWS” means the Canada Emergency Wage Subsidy, for purposes of section 125.7 of the Tax Act, and any other COVID-19 related direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Authority;

“Closing” has the meaning ascribed thereto in Section 2.7(a);

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commitment Letters” has the meaning ascribed thereto in Section 4.1(g)(ii);

“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and Absolute dated March 29, 2023;

“Consideration” means the consideration to be received by the Absolute Shareholders pursuant to the Plan of Arrangement as consideration for their Absolute Shares, consisting of US$11.50 in cash per Absolute Share (the “Per Share Consideration”);

“Contract” means any contract, agreement, license, franchise, lease, arrangement, joint venture, partnership or other legally enforceable right or obligation (written or oral) to which Absolute or any of its Subsidiaries is a party or by which Absolute or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Copyleft License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) that further requires, as a condition of use, modification or distribution of Software subject to such license, that such Software (a) be made available or distributed in source code form, (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that expressly allow Absolute Software or portions thereof (other than the original Software subject to such license) to be reverse engineered, reverse assembled or disassembled, or (d) be redistributable at no license fee (each of the foregoing (a) through (d), a “Copyleft Effect”). Without limiting the foregoing, Copyleft Licenses may include the Affero General Public License, the Server Side Public License (SSPL), the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses;

“Court” means the Supreme Court of British Columbia;

“Data Security and Privacy Requirements” means (a) all Laws applicable to Absolute and its Subsidiaries that govern the privacy, information security, data protection or the Processing of Personal Information including but not limited to Canada’s Personal Information Protection and Electronic Documents Act, British Columbia’s Personal Information Protection Act, Regulation (EU) 2016/679 (as applicable in the European Union and the United Kingdom), the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, HIPAA, the California Consumer Privacy Act, state data security laws, state unfair or deceptive trade practices laws, state biometric privacy acts, state wiretap laws, state social security number protection laws, state data breach notification laws, as well as any equivalent federal, state, provincial or municipal law regulating the Processing of Personal Information (collectively the “Data Security and Privacy Laws”); (b) all Contracts between Absolute and any Person that govern the Processing of Personal Information; (c) all published Absolute policies and procedures governing its Processing of Personal Information, including all published consumer-facing website and mobile application privacy policies and terms of use; and (d) applicable provisions of the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council (or any foreign equivalent), as they may be amended from time to time (the “PCI DSS”);

“D&O Support and Voting Agreement” means each support and voting agreement entered into between the Purchaser and a director or officer of Absolute, substantially in the form of Schedule C;

“Debt Commitment Letter” has the meaning ascribed thereto in Section 4.1(g)(iii);

“Debt Financing” has the meaning ascribed thereto in Section 4.1(g)(iii);

“Debt Financing Sources” means any lender, agent or arranger that commits to provide, or otherwise enters into agreements in connection with, the Debt Financing (including, for the avoidance of doubt, any alternative financing pursuant to the terms of this Agreement), including the Debt Commitment Letter, any joinders to such letter or any definitive documentation relating thereto;

“Debt Financing Sources Related Parties” means the Debt Financing Sources, together with their respective Related Parties;

“Debt Payoff Amount” has the meaning ascribed thereto in Section 8.4;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Absolute and the Purchaser for the purpose of, among other things, exchanging certificates representing Absolute Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the rights of dissent exercisable by the Absolute Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“DOJ” has the meaning ascribed thereto in Section 5.3(a);

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the United States Securities Act of 1933, the Exchange Act and other statutes;

“Effective Date” means the date on which the Closing occurs;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee” means an individual who is employed by Absolute or any of its Subsidiaries as of the Effective Date whether on a full-time or part-time basis;

“Employee Plans” has the meaning set out in Section 3.1(cc)(i);

“Enforceability Limitations” means limitations imposed by (i) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (ii) general equitable principles, whether enforceability is considered in a proceeding at law or equity;

“Equity Commitment Letter” has the meaning ascribed thereto in Section 4.1(g)(i);

“Equity Financing” has the meaning ascribed thereto in Section 4.1(g)(i);

“Equity Financing Sources” means the Sponsor together with each of its Affiliates who are permitted assignees under the Equity Commitment Letter;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means any Person, trade or business, whether or not incorporated, that together with Absolute or any of its Subsidiaries would, at the relevant time, be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Excluded Benefits” has the meaning ascribed thereto in Section 5.6(a);

“Final Order” means the final order of the Court, in a form acceptable to both Absolute and the Purchaser, each acting reasonably, after a hearing considering, amongst other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Statements” means (a) (i) the audited consolidated balance sheet of Absolute for the fiscal years ended June 30, 2022 and June 30, 2021, and (ii) the related audited consolidated statements of operations and cash flows for the fiscal years ended June 30, 2022 and June 30, 2021, (b) the unaudited consolidated balance sheet of Absolute and the related unaudited consolidated statements of operations and cash flows as of and for the periods ended September 30, 2022 and December 31, 2022, and (c) the audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company (including the notes or schedules to and, as applicable, the auditor’s report on such financial statements) filed in the Absolute Public Documents from and after the date hereof;

“Financing” has the meaning ascribed thereto in Section 4.1(g)(iii);

“Financing Sources” means any Debt Financing Sources or any Equity Financing Sources, together with such Person’s successors, assigns, Affiliates and Representatives and their respective successors, assigns, Affiliates and Representatives;

“FTC” has the meaning ascribed thereto in Section 5.3(a);

“Global Trade Laws” means (a) the trade, sanctions, export control, import, and anti-boycott Laws imposed, administered, or enforced by the U.S. government, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, the Foreign Trade Regulations, and the economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State; and (b) other trade, sanctions, export control, import, and anti-boycott Laws applicable to Absolute or its Subsidiaries (except to the extent inconsistent with U.S. Law);

“Governmental Authority” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board, commissioner, minister, cabinet, governor in council, agency or instrumentality, domestic or foreign or any quasi-governmental, or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government and any subdivision, agent or authority of any of the foregoing; (c) any court, tribunal, commission, individual, public or private mediator, arbitrator or arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association;

“Guarantee” means the limited guarantee dated as of the date hereof between Absolute and the Sponsor in favour of Absolute pursuant to which the Sponsor guarantees the payment in full of the Reverse Termination Fee, on the terms, conditions and limitations set forth therein, as amended or replaced in accordance therewith;

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR Part 160 and Part 164, Subparts A, D and E), the Transactions and Code Set Standards (45 CFR Part 162), and Security Standards for the Protection of Electronic Protected Health Information (45 CFR Part 164, Subparts A and C), and all other implementing regulations in effect, and the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009 set forth at 42 USC § 17931 et seq., and all implementing regulations thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards;

“Improvements” means all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situate on, in, under, over or forming part of, any real property;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (a) all trademark and similar rights in business names, trade names, corporate names, domain names, domain name registrations, website names and worldwide web addresses; (b) all rights in inventions, patents, patent rights, and patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application); (c) all rights in industrial designs and applications for and registration of industrial designs, design patents and industrial design registrations; (d) all rights in trade-marks (whether used with wares or services and including the goodwill attaching to such trade-marks) and registrations and applications for registration of trade-marks and all rights in trade dress, logos, slogans and brand names; (e) all copyright in all works (including software programs and databases) and database rights and registrations and applications for registrations of copyright, and moral rights; and (f) all trade secret rights and other rights in confidential information (such as confidential information that is processes, notebooks, customer lists, data, trade secrets, designs, know-how, manufacturing, engineering and other drawings and manuals, technology, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information);

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to both Absolute and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Absolute Meeting, as the same may be amended by the Court with the consent of both Absolute and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time;

“IP Contracts” has the meaning ascribed thereto in Section 3.1(q)(iii);

“ITCs” has the meaning ascribed thereto in Section 3.1(ee)(xviii);

“Law” or “Laws” means any laws (including common law), by-laws, constitution, treaty, convention, ordinance, code, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority and the terms and conditions of any Permit of or from any Governmental Authority or self-regulatory authority (including the TSX and Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Leased Premises” means the real property that is leased, subleased, licensed to or otherwise occupied by, Absolute including all Improvements situate on, in, under, over or forming part of such real property;

“Legal Proceeding” means any litigation, action, application, charge, audit, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, mediation, arbitration proceeding or other similar proceeding, before or by any court or other tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review;

“Lender Provisions” has the meaning ascribed thereto in Section 9.4(b);

“Licence” means any material licence, permit, authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, Absolute by any Governmental Authority which is related to the business of Absolute;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, defect of title, restriction or adverse rights or claims, prior claim, encroachments, occupancy right, covenant, assignment, lien (statutory or otherwise), other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right of first refusal or first offer, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, in each case whether contingent or absolute; provided that “Liens” excludes non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

“made available” means the documents or other information or materials contained as of 6:00 p.m. (Vancouver time) on May 10, 2023 in the virtual data room established by Absolute, which shall be deemed to have been “made available” by Absolute for purposes of this Agreement;

“Matching Period” has the meaning ascribed thereto in Section 7.4(a)(vi);

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance, or state of fact that, either individually or in the aggregate, with other changes, effects, events, occurrences, circumstances or states of fact that is or would reasonably be expected to (a) be material and adverse to the business, operations, financial condition or results of operations, of Absolute and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of fact resulting from or arising in connection with: (i) the announcement, pendency or consummation of the transactions contemplated by this

Agreement, including any loss of or change in the relationship with employees, customers, partners, licensees, licensors, suppliers or other persons having business relationships with Absolute or its Subsidiaries related thereto (it being understood that this clause (i) shall not apply to any representation or warranty or the satisfaction of any condition precedent to the extent the purpose of such representation or warranty or condition is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Arrangement); (ii) changes in the segment of the cybersecurity industry (taking into account relevant geographies) in which Absolute operates; (iii) global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, credit, capital or commodity market conditions, in each case whether national or global, (iv) the commencement, continuation or escalation of any war, armed hostilities, acts of terrorism, earthquakes or similar catastrophes, (v) any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God; (vi) a change or proposed change in IFRS, U.S. GAAP or any other applicable accounting principles or the interpretation thereof, (vii) any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Authority, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof; (viii) any action (or omission to take any action) permitted or that is required to be taken by this Agreement; (ix) any failure to meet internal or public projections, forecasts, performance measures, operating statistics or revenue or earnings predictions (it being understood that the underlying cause or any such failure may be taken into account when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition); (x) any change in the market price or trading volume of any securities of Absolute (it being understood that the underlying cause or any such change may be taken into account when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition); (xi) any action or omission, which has been approved, consented to or requested, in each case, in writing by the Purchaser; or (xii) any Legal Proceeding threatened, made or brought by any of the current or former Absolute Shareholders (on their own behalf or on behalf of Absolute) against Absolute, any of its executive officers or other employees or any member of the Absolute Board arising out of this Agreement or the Arrangement; but provided in the case of (ii) through (vii), such change, effect, event, occurrence, circumstance or state of fact does not have a disproportionate impact or effect on Absolute and its Subsidiaries, taken as a whole, as compared to comparable companies operating in the industries and business in which Absolute and its Subsidiaries operate, of comparable economic size; or (b) prevent or materially delay, the consummation by Absolute of the Arrangement;

“Material Contract” means, other than Standard Licenses that are not material (x) any Contract that is or would be entered into on or after the date hereof and that would be a “Material Contract” pursuant to clauses (a) to (l) of paragraph (y) below if it were in effect as of the date hereof; and (y) any of the following Contracts in effect as of the date hereof to which Absolute or any of its Subsidiaries is a party:

(a)

any Contract that provides for severance, retention, transaction bonus or change in control compensation or benefits, including any management or employment Contract, pursuant to which Absolute or one of its Subsidiaries has continuing or future obligations as of the date hereof to make a payment or provide benefits to any executive officer or any service provider that has the authority of an executive officer, any other employee at the level of vice president level or above, or any member of the Absolute Board;

(b)

any Contract containing any covenant or other provision (i) expressly prohibiting Absolute or any of its Subsidiaries from engaging in any material line of business or with any Person in any geographic area or (ii) limiting the right of Absolute or any of its Subsidiaries to operate the business of the Absolute Group pursuant to any “most favored nation,” “exclusivity” provisions, rights of first refusal, rights of first negotiation or similar rights to any Person, in each case, which restrictions are material to Absolute and its Subsidiaries, taken as a whole;

(c)

any Contract (i) providing for the sale, exclusive license or other disposition or acquisition of assets by Absolute and its Subsidiaries, in each case with a value greater than $500,000 after the date of this Agreement; or (ii) pursuant to which Absolute will acquire or dispose of any material ownership interest in any other Person or other business enterprise (other than any Subsidiary of Absolute) with a value greater than $500,000 after the date of this Agreement;

(d)

any Contract (i) that is the top revenue generating contract with any of Absolute’s top five (5) largest revenue sources (based on revenues directly received from such Persons) for the one-year period ended March 31, 2023 (“Top Customers”), and (ii) the corresponding BioS / firmware software license agreements with such Top Customers, if applicable;

(e)

(i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other indebtedness, in each case in which the outstanding obligation, individually, is in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business; and (B) loans to Absolute or any of its wholly owned Subsidiaries by Absolute or any of its wholly owned Subsidiaries and (ii) any Contract pursuant to which Absolute or any of its Subsidiaries has mortgaged, pledged or otherwise subjected to or permitted to be subjected to any Lien (other than Permitted Liens) on any of its assets or property (tangible or intangible);

(f)

any Contract materially restricting the incurrence of indebtedness by Absolute or any of its Subsidiaries, including by requiring the granting of an equal and rateable Lien, or the incurrence of any Liens on any properties or assets of Absolute or any of its Subsidiaries;

(g)	any Contract providing for indemnification of any officer, director or employee by Absolute or any of its Subsidiaries;

(h)

any Contract that is material to Absolute and its Subsidiaries, taken as a whole, (including a material settlement, conciliation, or similar agreement) with any Governmental Authority that is not on Absolute’s or its Subsidiaries’ standard forms and that is a prime contract or pursuant to which Absolute or its Subsidiaries otherwise receives government funding for development purposes;

(i)

any Contract providing for formation of a partnership, limited liability company, or joint venture, in each case, for the sharing of profits and losses (excluding, for avoidance of doubt, intercompany agreements and commercial agreements that do not involve the formation of an entity with any third Person);

(j)	any Contract involving commitments to make any capital investment or capital expenditures in excess of $150,000 per annum or $500,000 over the duration of the Contract;

(k)	any CBA; or

(l)	any Contract that if terminated or modified or if it ceased to be in effect would have a Material Adverse Effect.

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means July 10, 2023;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” means (a) a misrepresentation for purposes of applicable Canadian Securities Laws, or (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement, in light of the circumstances under which it was made, not misleading;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(y)(ii);

“Nasdaq” means the Nasdaq Global Select Market;

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award, or writ or similar actions taken by any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the business and operations of such Person;

“Outside Date” means November 10, 2023 or such later date as may be agreed to in writing by the Parties;

“Parties” means Absolute and the Purchaser, and “Party” means either of them;

“Payoff Letters” has the meaning ascribed thereto in Section 8.4;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Authority;

“Permitted Liens” means the following Liens: (a) Liens for Taxes and utilities that in each case are not yet due and payable or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS; (b) construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar statutory Liens (inchoate or otherwise) that: (i) are not material; and (ii) arose or were incurred in the ordinary course of business; and (c) the Liens listed in Schedule 1.1 of the Absolute Disclosure Letter;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

“Personal Information” means any data or information relating to an identified or identifiable individual, browser, or device that is regulated by or subject to the Data Security and Privacy Requirements;

“Plan of Arrangement” means the plan of arrangement of Absolute, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.7(a);

“Pre-Closing Period” has the meaning ascribed thereto in Section 5.1(a);

“Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement and an occupancy or other agreement under which Absolute or any Subsidiary thereof has the right, or Absolute or any Subsidiary thereof has granted to another Person the right, to use or occupy any Leased Premises;

“Process” or “Processing” means any operation or set of operations which is performed on Personal Information, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, safeguarding, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction;

“Purchaser Related Parties” has the meaning ascribed thereto in Section 9.3(j);

“PWP Fairness Opinion” has the meaning ascribed thereto in Section 3.1(i)(i);

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Regulatory Approvals” means rulings, consents, approvals, authorisations, orders, exemptions, grants, declarations, notices, agreements, certificates, reports, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority. For the avoidance of doubt, this includes such authorizations, consents, orders, or other approvals required or reasonably expected to be required to consummate the Arrangement on or prior to the Closing under any antitrust, competition, or trade regulation Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act;

“Related Party” means, with respect to any Person, such Person’s former, or current or future direct or indirect Representatives, equity holders, controlling persons, partners, shareholders, stockholders, members, managers, general or limited partners, assignees or successors;

“Representatives” has the meaning ascribed thereto in Section 7.1(a);

“Required Amount” has the meaning ascribed thereto in Section 4.1(g)(iv);

“Required Information” means the financial statements necessary to satisfy the conditions set forth in paragraph 4 of Exhibit C to the Debt Commitment Letter (or the analogous provision in any commitment letter for any alternative financing pursuant to this Agreement);

“Restricted Party” means any Person (a) included on one or more of the Restricted Party Lists; (b) located, organized, or ordinarily resident in a country, territory, or region that is the subject of sanctions administered by OFAC that broadly prohibit business or dealings with such country, territory, or region; (c) owned or controlled by, or acting on behalf of, any of the foregoing; or (d) with whom U.S. persons are otherwise prohibited from transacting under Global Trade Laws;

“Restricted Party Lists” means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identifications List, and other lists administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; the HM Treasury Consolidated List of Financial Sanctions Targets in the UK; and similar lists of restricted parties maintained by other relevant Governmental Authorities;

“Reverse Termination Fee” has the meaning ascribed thereto in Section 9.3(e);

“Reverse Termination Fee Event” has the meaning ascribed thereto in Section 9.3(f);

“RJ Fairness Opinion” has the meaning ascribed thereto in Section 3.1(i)(i);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and of the states of the United States as well as the SEC and the TSX and Nasdaq;

“Securities Laws” means the Securities Act, United States Securities Act of 1933, the Exchange Act, with all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Security Breach” means any: (i) unauthorized Processing (by any means) of Personal Information under the control or authority of Absolute or its Subsidiaries or by any third party service provider on behalf of Absolute or its Subsidiaries; (ii) any data security incidents that can be considered a “personal data breach” or other similar term under the Data Security and Privacy Requirements; (iii) a phishing, ransomware, denial of service, or other cyberattack that results in a material monetary loss or a business disruption, or (iv) other act or omission that materially compromises the security, integrity, availability, or confidentiality of Personal Information;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Software” means computer software (both source code and object code form) and all documentation therefor;

“Special Committee” means the committee of the Absolute Board, composed of independent directors of Absolute formed in connection with the Arrangement;

“Sponsor” means the equity financing sources identified in, and any other Person which becomes a financing source in respect of, the Equity Financing pursuant to the Equity Commitment Letter and the Guarantee;

“Standard Licenses” means (a) nonexclusive licenses granted in connection with the products and services of Absolute and its Subsidiaries in the ordinary course of business; (b) non-exclusive licenses to Absolute and its Subsidiaries for standard, generally commercially available, “off-the-shelf” third-party products and services (including software-as-a-service); (c) licenses to software and materials licensed as open-source, public-source or freeware; (d) nondisclosure agreements; (e) any incidental licenses granted to a service provider in support of the services provided to Absolute and its Subsidiaries; (f) licenses granted pursuant to Absolute and its Subsidiaries’ standard form Contracts; (g) employee and consulting agreements and (h) licenses that have been publicly filed as exhibits to the Absolute Public Documents;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Superior Proposal” means a bona fide Acquisition Proposal by a Person or group of Persons made after the date hereof to acquire not less than all of the outstanding Absolute Shares or all or substantially all of the assets of Absolute and its Subsidiaries on a consolidated basis (a) that complies with Securities Laws and did not result from or involve (i) a breach of Section 7.1 or (ii) a breach of any other provision of Article 7 in any material respect; (b) that is not subject to a financing condition and in respect of which adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (c) that is not subject to a due diligence condition; (d) in respect of which the Absolute Board determines, acting in good faith after receiving the advice of its outside counsel and financial advisors, taking into account all of the terms and conditions of such Acquisition Proposal and other factors deemed relevant by the Board (including the identity of the Person or group of Persons making such Acquisition Proposal and their Affiliates), that if consummated in accordance with its terms, would result in a transaction more favourable to the Absolute Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 7.4(b)) and (e) is reasonably capable of being consummated in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal and their respective Affiliates (including for purposes of assessing the risk of non-completion thereof);

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(a)(iv);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” includes all returns, reports, declarations, elections, designations, notices, filings, forms, statements, estimates, information returns, and other documents (whether in tangible, electronic or other form) and including any amendments, claims for refund, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Authority to be made, prepared or filed by Law in respect of Taxes;

“Taxes” includes (i) any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever (including in respect of CEWS) imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, whether disputed or not, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, gains, windfall, royalty, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, escheat, abandoned or unclaimed property, alternative or add-on minimum, estimated, sales, goods and services, harmonized sales, provincial sales, use, ad valorem, value-added, excise, stamp, withholding, business, franchising, real property, personal property, development, occupancy, COVID-19 Governmental Assistance, employer health, payroll, employment or unemployment, workers’ compensation, severance, health, utility, social services, education and social security (or similar, including U.S. FICA) taxes, all surtaxes, all customs duties and import and export taxes and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Authority, and (ii) any liability for the payment of any amounts of the type described in item (i) above (x) payable by reason of any obligations under any Contract, (y) as a result of being a transferee or successor in interest to any other Person, or (z) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for any period (including pursuant to Treasury Regulations Section 1.1502-6);

“Terminating Party” has the meaning set out in Section 8.2(e);

“Termination Notice” has the meaning set out in Section 8.2(e);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.8(a);

“Transaction Personal Information” has the meaning ascribed thereto in Section 10.12;

“Treasury Regulations” means the regulations promulgated under the Code;

“TSX” means the Toronto Stock Exchange;

“Union” means any labor union, works council, trade union or other employee representative body;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“Wilful Breach” means a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a material breach of this Agreement.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to US dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of a Party shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

(a)

In this Agreement, references to “the knowledge of Absolute” means the actual knowledge, after due inquiry of such employees of Absolute and its Subsidiaries (including direct reports) reasonably expected to have knowledge of such matters, of the Chief Executive Officer, Chief Financial Officer, Chief Revenue Officer, Executive Vice President, Human Resources Officer, Chief Technology Officer, Chief Information Security Officer, and General Counsel of Absolute.

(b)	In this Agreement, references to “the knowledge of the Purchaser” means the actual knowledge, after due inquiry, of [REDACTED].

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Form of D&O Support and Voting Agreement

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Absolute and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Absolute Meeting in accordance with Section 2.3, Absolute shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Absolute Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Absolute Meeting;

(c)

that the requisite approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Absolute Shareholders present in person or represented by proxy at the Absolute Meeting, (ii) 66 2/3% of the votes cast on the Arrangement Resolution by the Absolute Securityholders present in person or represented by proxy at the Absolute Meeting, and (iii) if required, a majority of the votes cast on the Arrangement Resolution by the Absolute Shareholders present in person or represented by proxy at the Absolute Meeting, voting together as a single class, excluding for this purpose the votes required to be excluded by MI 61-101) (“Absolute Shareholder Approval”);

(d)

that, in all other respects, the terms, conditions and restrictions of the constating documents of Absolute, including quorum requirements and other matters, shall apply in respect of the Absolute Meeting;

(e)	for the grant of Dissent Rights to the Absolute Shareholders who are registered Absolute Shareholders, as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that the Absolute Meeting may be adjourned or postponed from time to time by the Absolute Board subject to the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(h)

Absolute will not waive any failure by any holder of Absolute Shares to timely deliver a notice of exercise of Dissent Rights, not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser (which may be granted or withheld in the Purchaser’s sole and absolute discretion);

(i)

that the record date for Absolute Securityholders entitled to receive notice of and to vote at the Absolute Meeting will not change in respect of any adjournment(s) or postponement(s) of the Absolute Meeting, unless required by Law;

(j)

that the deadline for the submission of proxies by Absolute Shareholders for the Absolute Meeting shall be 48 hours (excluding days which are Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the Absolute Meeting, subject to waiver by Absolute in accordance with the terms of this Agreement; and

(k)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of Absolute, such consent not to be unreasonably withheld or delayed.

2.3	Absolute Meeting

Subject to the terms of this Agreement:

(a)

Absolute agrees to convene and conduct the Absolute Meeting in accordance with the Interim Order, Absolute’s articles and notice of articles and applicable Laws as soon as reasonably practicable with a targeted date on or before June 29, 2023, and in any event on or before the Meeting Deadline for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Absolute Circular and agreed to by the Purchaser and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Absolute Meeting without the prior written consent of the Purchaser: (i) except as required or permitted under Section 7.4 or Section 8.2; (ii) except as required for quorum purposes (in which case, the Absolute Meeting shall be adjourned and not cancelled); or (iii) except as required by Law.

(b)

Absolute agrees that it shall, in consultation with the Purchaser, fix and publish the date of the Absolute Meeting and a record date for the purposes of determining the Absolute Securityholders entitled to receive notice of and vote at the Absolute Meeting (with the record date for notice of and voting at the Absolute Meeting to be as soon as practicable after the date of this Agreement (and in any event on or before the date of the Interim Order)).

(c)	Absolute will advise the Purchaser as the Purchaser may reasonably request as to the aggregate tally of the proxies received by Absolute in respect of the Arrangement Resolution.

(d)

Absolute will promptly advise the Purchaser of any written notice of dissent or purported exercise by any Absolute Shareholder of Dissent Rights received by Absolute in relation to the Arrangement and any withdrawal of Dissent Rights received by Absolute and any written communications sent by or on behalf of Absolute to any Absolute Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)

Absolute will not recognize any purported notice of exercise of Dissent Rights delivered after the deadline to deliver a notice of exercise of Dissent Rights without the prior written consent of the Purchaser (which may be granted or withheld by the Purchaser acting reasonably).

(f)

Absolute will not change the record date for the Absolute Shareholders entitled to vote at the Absolute Meeting in connection with any adjournment or postponement of the Absolute Meeting unless required by Law or the Interim Order.

(g)

As soon as practical before the record date for the Absolute Meeting, Absolute will prepare or cause to be prepared by its transfer agent and provide to the Purchaser a list of the holders of Absolute Shares, Absolute Options, Absolute PSUs, Absolute DSUs and Absolute RSUs (together with a list of participants under the Absolute ESPP) and will deliver to the Purchaser thereafter upon request such supplemental lists as may be reasonably requested by the Purchaser, including supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from Absolute’s transfer agent.

2.4	Absolute Circular

(a)

As promptly as reasonably practicable following execution of this Agreement and in any event so as to permit the Absolute Meeting to be held in accordance with the timeline specified in Section 2.3(a), Absolute shall (i) prepare the Absolute Circular together with any other documents required by applicable Laws, (ii) file the Absolute Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Absolute Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Absolute Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Absolute Securityholders to form a reasoned judgement concerning the matters to be placed before them at the Absolute Meeting.

(b)

Absolute shall ensure that the Absolute Circular complies in all material respects with Law, does not contain any misrepresentation (provided that Absolute shall not be responsible for the accuracy of any information with respect to the Purchaser, the Financing Sources or their respective Affiliates furnished by the Purchaser in writing specifically for purposes of inclusion in the Absolute Circular pursuant to Section 2.4(d)). Without limiting the generality of the foregoing, the Absolute Circular must include: (a) a summary and a copy of the Fairness Opinions; (b) the Absolute Board Recommendation; and (c) a statement that each director and officer of Absolute has agreed to vote all of such individual’s Absolute securities in favour of the Arrangement Resolution in accordance with the D&O Support and Voting Agreements and against any resolution submitted by any Person that is inconsistent with this Agreement and the transactions contemplated hereby.

(c)

Absolute shall (i) solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any Absolute Shareholder, including, if so requested by the Purchaser, using the services of dealers and proxy solicitation services and permitting the Purchaser to otherwise assist Absolute in such solicitation and cooperating with any Persons engaged by the Purchaser to solicit proxies, and, notwithstanding any other provision of this Agreement, all costs and expenses associated with any such proxy solicitation required by the Purchaser shall be paid by the Purchaser, and take all other actions that are reasonably necessary or desirable to seek the Absolute Shareholder Approval (ii) recommend to holders of Absolute Shares that they vote in favour of the Arrangement Resolution and (iii) not make an Absolute Change in Recommendation. Absolute will permit the Purchaser to, at the Purchaser’s expense, directly or through a proxy solicitation services firm of its choice, actively solicit proxies in favour of the Arrangement and against any resolution submitted by any Absolute Shareholder and Absolute shall disclose in the Absolute Circular that the Purchaser may make such solicitations.

(d)

The Purchaser will, in a timely and expeditious manner, furnish Absolute with all such information regarding the Purchaser as may reasonably be required to be included in the Absolute Circular pursuant to applicable Laws and any other documents related thereto. Such information furnished in writing by the Purchaser specifically for inclusion in the Absolute Circular will not, on the date of mailing of the Absolute Circular, contain any misrepresentation.

(e)

The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Absolute Circular and other related documents prior to the Absolute Circular being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel, provided that all information relating solely to the Purchaser, and its Affiliates, the Financing Sources and their respective Affiliates included in the Absolute Circular or other related documents shall be in form and content satisfactory to the Purchaser, acting reasonably. Absolute shall provide the Purchaser with final copies of the Absolute Circular prior to the mailing to the Absolute Securityholders.

(f)

Absolute and the Purchaser shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Absolute Circular contains a misrepresentation or that it otherwise requires an amendment or supplement to the Absolute Circular to ensure compliance with Law and the Parties shall co-operate in the preparation of any amendment or supplement to the Absolute Circular as required or appropriate, and Absolute shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Absolute Circular to Absolute Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Authority and as otherwise required.

2.5	Final Order

If (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Absolute Meeting by the Absolute Securityholders as provided for in the Interim Order, subject to the terms and conditions of this Agreement, Absolute shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order held as soon as reasonably practicable and, in any event, within five Business Days following the approval of the Arrangement Resolution at the Absolute Meeting.

2.6	Court Proceedings

Subject to the terms of this Agreement, the Purchaser will cooperate with and assist Absolute in seeking the Interim Order and the Final Order, including by providing Absolute on a timely basis any information regarding the Purchaser reasonably required to be supplied by the Purchaser in connection therewith. Absolute will provide the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (all of which shall be consistent in all material respects with the terms of this Agreement and the Plan of Arrangement), and will give reasonable consideration to all such comments (provided that all information relating to the Purchaser, the Financing Sources and their respective Affiliates included in such materials shall be in form and content satisfactory to the Purchaser, acting reasonably). Subject to applicable Law, Absolute will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Absolute shall also provide to the Purchaser on a timely basis copies of any notice of appearance or other Court documents served on Absolute in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Absolute indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Absolute (a) will diligently pursue, and cooperate in good faith with the Purchaser in diligently pursuing, the Interim Order and the Final Order; and (b) not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably.

2.7	Effective Date

(a)

The closing of the transactions contemplated hereby (the “Closing”) shall occur as soon as reasonably practicable (and in any event not later than 10 Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time) unless another time or date is agreed to in writing by the Parties, provided that the Closing shall not occur prior to July 2, 2023.

(b)

From and after the Effective Time, the Plan of Arrangement will have all of the effect provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place by remote communication and by exchange of documents by electronic transmission or, to the extent such exchange is not practicable, at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.8	Payment of Consideration

The Purchaser will, following receipt by Absolute of the Final Order and prior to the Effective Time, deposit, or cause to be deposited, in escrow with the Depositary sufficient cash to satisfy the Consideration payable to the Absolute Shareholders pursuant to the Plan of Arrangement (other than Absolute Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.9	Treatment of Incentive Securities and ESPP

(a)

The Parties acknowledge that the holders of Absolute Options, Absolute PSUs, Absolute DSUs and Absolute RSUs shall be treated in accordance with the provisions of the Plan of Arrangement. Absolute shall terminate each of the Absolute Stock Plans in accordance with the terms of each such plan, as applicable, effective as of immediately prior to the Effective Time.

(b)

With respect to the Absolute ESPP, Absolute will take all steps necessary or desirable (a) to prevent any new employee from enrolling in the Absolute ESPP and prohibit any existing Absolute ESPP Participants from increasing their contributions under the Absolute ESPP, in each case during the purchase period in effect at the date of this Agreement, and (b) to suspend the Absolute ESPP at the end of the purchase period in effect at the date of this Agreement so that after the end of such purchase period no employees can enroll or make any contributions under the Absolute ESPP and no new offering period shall commence under the Absolute ESPP. In accordance with, and subject to, the Plan of Arrangement and the applicable Absolute ESPP, Absolute will take all reasonable steps necessary or desirable to effect the exchange, surrender, settlement or cancellation of all Absolute ESPP Shares that are outstanding immediately prior to the Effective Time (including providing notice to all Absolute ESPP Participants to the extent required or contemplated by the Absolute ESPP). Absolute shall terminate the Absolute ESPP in accordance with its terms effective as of immediately prior to the Effective Time.

2.10	Announcement and Shareholder Communications

The Parties shall agree on the text of any press release to be issued to announce the execution of this Agreement by the Purchaser and Absolute and, on the Effective Date, the completion of the Arrangement, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. The Purchaser and Absolute shall co-operate in the preparation of presentations, if any, to Absolute Securityholders regarding the transactions contemplated by this Agreement. No Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and a reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not permitted by applicable Law, to give such notice immediately following the making of such disclosure or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel.

2.11	Withholding Taxes

The Purchaser, Absolute and its Subsidiaries, and the Depositary shall be entitled to deduct and withhold from any consideration, or any other amount, payable or otherwise deliverable to any Person under this Agreement or the Plan of Arrangement and from all dividends, interest or other amounts payable to any Person such amounts as the Purchaser, Absolute or its Subsidiaries, or the Depositary is required to, deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted to the appropriate Governmental Authority from the amount otherwise payable or deliverable pursuant to this Agreement or the Plan of Arrangement and any such amounts deducted or withheld shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority within the time required and in accordance with applicable Laws. Notwithstanding anything to the contrary, any compensatory amounts payable to any current or former employee of Absolute or any of its Subsidiaries pursuant to or as contemplated by this Agreement or the Plan of Arrangement shall be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

2.12	FIRPTA Certificate

Subject to the terms and conditions set forth in this Agreement, on the Closing date prior to the Closing, Absolute Software, Inc. shall deliver to Absolute, a duly executed certification on behalf of Absolute Software, Inc. (and accompanying notice) that satisfies the requirements of Treasury Regulation Section 1.897-2(h).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ABSOLUTE

3.1	Representations and Warranties

Except (a) in the Absolute Public Documents and prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) (it being understood that (i) any matter disclosed in any Absolute Public Documents will deemed to be disclosed in a section of the Absolute Disclosure Letter only to the extent that it is reasonably apparent on its face that such disclosure is applicable to the representation, and (ii) nothing disclosed in the Absolute Public Documents will be deemed to modify or qualify the representations set forth in Section 3.1(g) or Section 3.1(gg)); or (b) as disclosed in the corresponding sections or subsections of the Absolute Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Absolute Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Absolute hereby represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Existence, Power and Authority. Absolute is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Absolute has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments.

(b)

Authorization by Absolute. The execution and delivery of this Agreement and all other agreements and instruments to be executed by Absolute as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Absolute and no other corporate proceedings on the part of Absolute are necessary to authorize this Agreement or the consummation of the Arrangement other than (i) the approval of the Arrangement Resolution by the Absolute Securityholders in the manner required by the Interim Order and Law and (ii) approval of the Arrangement by the Court.

(c)

Governmental Authorization. The execution and delivery of this Agreement by Absolute, the performance of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated under this Agreement do not require any Permit or other action by or in respect of, or filing with, or notification to, any Governmental Authority by Absolute or any of its Subsidiaries other than: (i) the Interim Order and the Final Order; (ii) filings with the Registrar; (iii) filings and approvals required by the TSX and Nasdaq; (iv) customary filings with the Securities Authorities; (v) Regulatory Approvals, including any filings required under the HSR Act and the matters set forth Schedule D, and (vi) Permits, actions, filings, or notifications, in each case, the failure to make, obtain or receive would not have a Material Adverse Effect.

(d)

No Conflicts. The execution, delivery and performance of this Agreement by Absolute and the completion (assuming the Absolute Shareholder Approval and approval of the Arrangement by the Court) of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition (or a combination thereof)) result in or constitute any of the following:

(i)	a contravention, conflict with, or violation, breach or default of any provision of the notice of articles or articles of Absolute;

(ii)

a default, breach or violation or an event that would be a default, breach or violation of any of the terms, or give rise to a right of termination, cancellation or acceleration, or the right to change any right or obligation, or the loss of any benefit to which Absolute or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other similar restriction or limitation), under the conditions or provisions of any Material Contract to which Absolute or any of its Subsidiaries is a party or by which Absolute or any of its Subsidiaries is bound;

(iii)	the creation or imposition of any Lien, except for Permitted Liens, on any of the assets of Absolute; or

(iv)	the contravention, conflict with or violation or breach of any applicable Law;

except, in the case of clauses (ii), (ii) and (iii) as would not have a Material Adverse Effect.

(e)

Enforceability of Absolute’s Obligations. This Agreement has been duly executed and delivered by Absolute and constitutes the legal, valid and binding obligation of Absolute, enforceable against Absolute in accordance with its terms, subject to the Enforceability Limitations.

(f)

Solvency. Absolute is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent Person as a result of the closing of the Arrangement. Except as set out in Schedule 3.1(f) of the Absolute Disclosure Letter no act or proceeding has been taken by any third party against Absolute or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of Absolute or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Absolute or any of its Subsidiaries or any of its properties or assets nor, to the knowledge of Absolute, is any such act or proceeding threatened. Neither Absolute nor any of its Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

(g)	Capitalization and Listing.

(i)

The information set out in Schedule 3.1(g)(i) of the Absolute Disclosure Letter concerning the authorized, issued and outstanding shares of Absolute is true and complete as at the date hereof. All of the outstanding share capital of Absolute has been duly authorized and validly issued and is fully paid and non-assessable. The Absolute Shares are listed on the TSX and Nasdaq, and are not and have never been listed or quoted on any market other than the TSX and Nasdaq.

(ii)

Schedule 3.1(g)(ii) of the Absolute Disclosure Letter sets forth a schedule of each award under the Absolute Stock Plans as of the date hereof, including, for each award, (i) the holder, (ii) the number of shares subject thereto (assuming target and maximum performance, as applicable), (iii) the type of award, (iv) the Absolute Stock Plans pursuant to which such award was granted, (v) exercise price thereof, if applicable, and (vi) the vesting schedule, including any terms or conditions that will result in an acceleration of vesting. Except as set out in Schedule 3.1(g)(ii) of the Absolute Disclosure Letter, as of the date hereof, there are no issued, outstanding or authorized rights, subscriptions, warrants, options, restricted stock, restricted stock units, profits interests, phantom equity interests, equity appreciation rights or other equity-based awards, conversion rights, calls, pre-emptive, commitments or plans or agreements of any kind outstanding which would entitle any Person to purchase or otherwise acquire (or require Absolute or any of its Subsidiaries to issue, qualify or register), directly or indirectly, any shares or other securities of Absolute including any securities convertible into or exchangeable or exercisable for shares or other securities of Absolute.

(iii)

There are no shareholders’ agreements governing the affairs of Absolute or its Subsidiaries or the relationship, rights and duties of its shareholders, nor, to the knowledge of Absolute, are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares of Absolute or any of its Subsidiaries or any agreements pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Absolute or any of its Subsidiaries. All of the Absolute Shares issuable upon the exercise of rights under the Employee Plans governing the Absolute Options, Absolute PSUs and Absolute RSUs have been duly authorized and, upon issuance in accordance with their respective terms, would be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Absolute Shares have been issued, and no Absolute Options, Absolute PSUs or Absolute RSUs have been granted in violation of any Law or Order or any pre-emptive or similar rights applicable to them. Other than the Absolute Shares, there are no other authorized classes of share capital of Absolute.

(h)	Subsidiaries.

(i)

Absolute is the registered and beneficial holder of all of the issued and outstanding shares or other equity or voting interest of each of the Subsidiaries of Absolute with good and marketable title thereto, free and clear of all Liens, except for Permitted Liens and all such shares or other equity or voting interests so owned have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity or voting interests have been issued in violation of any Law, any Order or of any pre-emptive or similar rights. Except as disclosed in Schedule 3.1(g)(ii) of the Absolute Disclosure Letter, there are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would entitle any Person to purchase or otherwise acquire any shares or other securities of the Subsidiaries of Absolute, including any securities convertible into or exchangeable or exercisable for shares or other securities of the Subsidiaries of Absolute. Except for the list of Subsidiaries of Absolute set forth in Schedule 3.1(g)(ii) of the Absolute Disclosure Letter, Absolute does not have any Subsidiaries or any direct or indirect equity or voting interest in any other Person.

(ii)

Each of the Subsidiaries of Absolute is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not have a Material Adverse Effect.

(i)	Fairness Opinions; Absolute Board Approval.

(i)

Prior to the execution of this Agreement, (A) the Absolute Board has received the oral opinion (to be confirmed in writing) of Perella Weinberg Partners LP, Absolute’s financial advisor, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Perella Weinberg Partners LP,, the consideration to be received by the Absolute Shareholders in connection with the transactions contemplated by the Arrangement is fair, from a financial point of view, to such Absolute Shareholders (with the documents provided in connection with clause (A), the “PWP Fairness Opinion”), and (B) the Special Committee has received the oral opinion (to be confirmed in writing) of Raymond James Ltd. to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by the Absolute Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Absolute Shareholders (with the documents provided in connection with clause (B), the “RJ Fairness Opinion” and together with the PWP Fairness Opinion, the “Fairness Opinions”).

(ii)

The Absolute Board, after consultation with its financial and legal advisors has unanimously (A) determined it is in the best interests of Absolute and is fair to the Absolute Shareholders to enter into this Agreement and the Arrangement, (B) declared this Agreement advisable, (C) approved the execution and delivery of this Agreement by Absolute, the performance by Absolute of its covenants and other obligations hereunder, and the Arrangement on the terms and conditions set forth herein; and (D) resolved to recommend to the Absolute Shareholders that they vote in favour of the Arrangement Resolution (collective, the “Absolute Board Recommendation”), which Absolute Board Recommendation has not been withdrawn, rescinded or modified as of the date of this Agreement. The Absolute Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(j)

Qualification to do Business. Except as set forth in Schedule 3.1(j) of the Absolute Disclosure Letter, Absolute and each of its Subsidiaries: (a) has all necessary corporate power, authority, and capacity to carry on its business as it is now being carried on and to own or lease its assets as now owned or leased; and (b) is registered or otherwise qualified to do business in each jurisdiction where such qualification is necessary due to its activities, in each case except where such failure would not have a Material Adverse Effect.

(k)	Financial Statements.

(i)

The Financial Statements have been prepared in accordance with IFRS, consistently applied throughout the period referred to therein (except as may be indicated in the notes thereto or, in the case of any unaudited financial statements, for footnotes and customary period end adjustments). The balance sheets contained in the Financial Statements (except as may be indicated in the notes thereto or, in the case of any unaudited financial statements, for footnotes and customary period end adjustments) fairly present, in all material respects, the financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of Absolute and the Subsidiaries on a consolidated basis as of their respective dates and the statements of earnings and retained earnings contained in the Financial Statements fairly present (except as may be indicated in the notes thereto or, in the case of any unaudited financial statements, for footnotes and customary period end adjustments), in all material respects, the results of operations and cash flows of Absolute and the Subsidiaries on a consolidated basis for the periods indicated. As of the date hereof, Absolute does not intend to correct or restate, nor is there any basis for correction or restatement of, any aspect of the Financial Statements.

(ii)

There have been no material changes in accounting methods, policies, or practices of Absolute or any of its Subsidiaries since July 1, 2021 (except, in each case, as described in the notes to the Financial Statements).

(l)

Internal Controls; Disclosure Controls. Except as set forth in Schedule 3.1(l) of the Absolute Disclosure Letter, since July 1, 2022, neither Absolute nor any of its Subsidiaries nor, to the knowledge of Absolute, Absolute’s independent registered public accounting firm, has identified or been made aware of (y) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by Absolute that has not been subsequently remediated; or (z) any fraud that involves Absolute’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Absolute. Absolute has established and maintains, and since July 1, 2021 has maintained, (i) a system of disclosure controls and procedures as required under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable Securities Laws, and (ii) a system of internal control over financial reporting as required under National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable Securities Laws.

(m)

Material Licences and Permits. Except as would not have a Material Adverse Effect, (i) Absolute and each of its Subsidiaries, as applicable, lawfully owns, holds or has obtained all Licences and Permits that are required by Law or any applicable Order to operate the business as currently conducted, (ii) Absolute complies with the terms of such Licenses and Permits and such License and Permits are valid and in full force and effect, and (iii) neither Absolute nor its Subsidiaries have received written notice of revocation, suspension, non-renewal, amendment, termination or cancellation of any such License or Permit and no such revocation, suspension, non-renewal, amendment, termination or cancellation is pending or, to the knowledge of Absolute, threatened.

(n)	Material Contracts.

(i)

Schedule 3.1(n) of the Absolute Disclosure Letter lists or identifies all Material Contracts to or by which Absolute or the Subsidiaries of Absolute are bound as of the date hereof. True, correct, and complete (in all material respects) copies of all Material Contracts as of the date hereof have been made available to Purchaser.

(ii)

Neither Absolute nor any of its Subsidiaries nor, to the knowledge of Absolute, any other party to any Material Contract or IP Contract, is in breach or default under any Material Contract or IP Contract, and there has not occurred any event which, with or without the lapse of time or giving of notice or both, would, to the knowledge of Absolute, constitute a breach or default under any Material Contract or IP Contract, or permit or cause the termination or modification thereof or the acceleration or creation of any right or obligation thereunder, in each case except for such breach, default, action or failure to take action that would not have a Material Adverse Effect.

(iii)

Each Material Contract and IP Contract is enforceable by Absolute or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Limitations, in each case except as would not have a Material Adverse Effect.

(iv)

Since July 1, 2021, neither Absolute nor any of its Subsidiaries have received a written notice that any party to a Material Contract or IP Contract intends to cancel, terminate or otherwise modify in a prejudicial manner or not to renew its relationship with Absolute or any of its Subsidiaries, and, to the knowledge of Absolute, no such action is pending or has been threatened, in each case except for cancellations, terminations or other modifications that would not have a Material Adverse Effect.

(o)

No Undisclosed Liabilities. Except as disclosed in Schedule 3.1(o) of the Absolute Disclosure Letter, neither Absolute nor any of its Subsidiaries have any liabilities, other than liabilities (i) not required to be reflected or reserved on a balance sheet (or the notes or footnotes thereto) prepared in accordance with IFRS; (ii) reflected or reserved in the Financial Statements included in the Absolute Public Documents as of the date hereof (including the notes or thereto); (iii) incurred in the ordinary course of business since December 31, 2022; (iv) arising pursuant to or incurred as permitted or contemplated by this Agreement or incurred in connection with the transactions contemplated by this Agreement; and (v) that would not have a Material Adverse Effect.

(p)	Leased Premises; No Owned Real Property.

(i)

Schedule 3.1(p)(i) of the Absolute Disclosure Letter sets forth a list of each material Premises Lease, and except as would not have a Material Adverse Effect, (A) each such Premises Lease is valid and subsisting, in full force and effect, unamended by any oral or written agreement that could interfere with the use of any such Premises Lease as currently used, (B) Absolute is entitled to the full benefit and advantage of each Premises Lease in accordance with its terms, (C) to the knowledge of Absolute, each such Premises Lease is in good standing and there has not been any default by any party under any such Premises Lease nor is there any dispute between Absolute and any landlord or tenant under any such Premises Lease, and (D) none of the material Premises Leases has been assigned by Absolute in favour of any Person.

(ii)	Neither Absolute nor any of its Subsidiaries owns any real property.

(q)	Intellectual Property.

(i)

Schedule 3.1(q)(i) of the Absolute Disclosure Letter lists all material Absolute Intellectual Property that is a trademark, patent, or copyright that is the subject of a registration (or application for registration), with any Governmental Authority (“Absolute Registered Intellectual Property”).

(ii)

Other than as set forth on Schedule 3.1(q)(ii) of the Absolute Disclosure Letter, no action, suit, proceeding, arbitration, investigation, charge, complaint, claim, or demand that has been initiated by written notice, is pending or, to the knowledge of Absolute, is threatened, that challenges the validity, ownership or enforceability of the Absolute Intellectual Property other than ordinary course proceedings before the applicable offices for registration thereof, and except as would not be material to Absolute and its Subsidiaries, taken as a whole. Except as set out in Schedule 3.1(q)(ii) of the Absolute Disclosure Letter, each item of Absolute Registered Intellectual Property (A) has not, in the one (1) year period prior to the date hereof, been abandoned or cancelled, except in the ordinary exercise of Absolute’s business discretion, (B) has been maintained effective by all requisite filings, renewals and payments, except in the ordinary exercise of Absolute’s business discretion, and (C) is, to the knowledge of Absolute, not invalid or unenforceable. Absolute or its Subsidiaries has good and valid right or title to the Absolute Intellectual Property free and clear of any Liens (other than Permitted Liens) in all material respects.

(iii)

Schedule 3.1(q)(iii) of the Absolute Disclosure Letter sets forth a list of Contracts to which Absolute or its Subsidiaries is a party, and that is in effect as of the date hereof: (A) with respect to material Absolute Intellectual Property that Absolute or any of its Subsidiaries licensed or transferred to any third Person (other than any non-disclosure, customer, OEM, reseller and distribution agreements entered into in the ordinary course of business, and other Standard Licenses); and (B) pursuant to which a third Person has licensed or transferred any material Intellectual Property to Absolute or any of its Subsidiaries (other than any Standard Licenses) and which Absolute has integrated into any of its products, in each case (A) and (B), which licenses are material to Absolute and its Subsidiaries taken as a whole. All such Contracts are collectively referred to as “IP Contracts”. Except as would not have a Material Adverse Effect, the consummation of the Arrangement will not under any IP Contract result: (x) in the termination of or reduction of rights received under any material license of Intellectual Property to Absolute or its Subsidiaries by a third Person; or (y) the granting by Absolute or its Subsidiaries of any license or rights to any material Absolute Intellectual Property.

(iv)

To the knowledge of Absolute, no member of the Absolute Group, nor the use of any of their respective products or services, has over the past three (3) years infringed, misappropriated or violated and is not infringing, misappropriating, or violating the Intellectual Property of any third Person, in any material respect. To the knowledge of Absolute, except as set out in Schedule 3.1(q)(iv) of the Absolute Disclosure Letter, in the last three (3) years, (A) no claim has been asserted or threatened that any member of the Absolute Group, or the use of any of their respective products or services, has infringed, misappropriated, or violated the Intellectual Property of any third Person (including any invitation to license or request or demand to refrain from using any Intellectual Property of any third party), which claim has not been handled and resolved by legal in the ordinary course of business or otherwise remains unresolved; and (B) no member of the Absolute Group has brought any claim or sent any notice alleging any infringement, misappropriation or violation of Absolute Intellectual Property to any third Person, in each case except any such claims, that would not have a Material Adverse Effect.

(v)	To the knowledge of Absolute, in the last three (3) years, no third Person has infringed, misappropriated, or otherwise violated the Absolute Intellectual Property in any material respect.

(vi)

Absolute and its Subsidiaries have taken reasonable steps, in all material respects, to protect, preserve and maintain its rights in the Absolute Intellectual Property and in respect of confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third Persons provided to Absolute and its Subsidiaries, including requiring employees, consultants and contractors to enter into non-disclosure and intellectual property assignment agreements, in each case to the extent that such employees, consultants or contractors have created, worked on or have developed any material Absolute Intellectual Property, and except where any failure to obtain such agreements would not be material to Absolute and its Subsidiaries taken as a whole. Except as set out in Schedule 3.1(q)(vi) of the Absolute Disclosure Letter, to the knowledge of Absolute, there has been no unauthorized disclosure of any trade secrets or other material proprietary information of Absolute or its Subsidiaries, in the last three (3) years.

(vii)

To the knowledge of Absolute, no member of the Absolute Group has received any government funding that grants ownership rights in any material Absolute Intellectual Property to any Governmental Authority or that imposes any material restrictions or obligations that are still in effect in respect of Absolute’s exploitation, use, assigning, licensing or any other disposition or grant of interest in any material Absolute Intellectual Property.

(r)	Data Security and Privacy Requirements.

(i)	Absolute and its Subsidiaries have complied with, and are in compliance with, in all material respects, all applicable Data Security and Privacy Requirements.

(ii)

Absolute and its Subsidiaries have undertaken commercially reasonable due diligence in respect of any and all third party processors, outsourcers, and service providers they have retained to Process Personal Information on their behalf and have, to the extent required by Data Security and Privacy Requirements, contractually obligated all such parties to: (A) comply with applicable Data Security and Privacy Laws; and (B) take reasonable steps designed to protect the security, confidentiality, integrity, and availability of Personal Information Processed by such third party.

(iii)

Neither Absolute nor any of its Subsidiaries have been subject to any Order or Legal Proceeding alleging non-compliance with any Data Security and Privacy Requirements. To the knowledge of Absolute, no such proceeding is threatened against Absolute or any of its Subsidiaries, and neither Absolute nor any of its Subsidiaries are aware of any facts or circumstances that would reasonably be expected to give rise to any such Order or of any such proceeding. Except as would not reasonably be expected to have a Material Adverse Effect, neither Absolute nor any of its Subsidiaries have received any written complaint alleging a violation of any Data Security and Privacy Requirement.

(iv)

Except as would not have a Material Adverse Effect, since January 1, 2021, neither Absolute nor any of its Subsidiaries have (A) suffered, discovered or been notified of a Security Breach; or (B) notified (whether as required under any applicable Data Security and Privacy Requirement, or on its own volition) any affected Person (including any Governmental Authority) of any Security Breach.

(v)

The (A) Processing of Personal Information in connection with the transactions contemplated by this Agreement, (B) execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby and thereby, and (C) consummation of the transactions contemplated hereby and thereby will comply, in all material respects, with all applicable Data Security and Privacy Requirements.

(vi)

Absolute and its Subsidiaries have implemented and maintained commercially reasonable information security programs which are designed to: (A) comply in all material respects with all Data Security and Privacy Requirements; (B) monitor and protect Personal Information and information technology assets against Security Breaches; (C) implement, monitor, and maintain appropriate, adequate and effective administrative, organizational, technical, and physical safeguards to control the risks described above in (B); and (D) maintain incident response and notification procedures in material compliance with applicable Data Security and Privacy Requirements, including procedures in relation to Security Breaches.

(vii)

Absolute and its Subsidiaries have performed security risk assessments no less frequently than annually for the past 2 years that meets (A) if applicable, the PCI DSS; and (B) any requirements to perform security assessments under any Data Security and Privacy Requirements. Absolute and its Subsidiaries have addressed and fully remediated all material threats and deficiencies identified in each such security risk assessment.

(viii)

Absolute and its Subsidiaries are, and have been, in compliance in all material respects with any obligations under HIPAA to which they are subject by functioning as a Business Associate. Absolute and its Subsidiaries have entered into “Business Associate” and “Subcontractor Business Associate” agreements as such terms are defined under HIPAA when required by HIPAA. Absolute and its Subsidiaries are in material compliance with the terms of all “Business Associate” and “Subcontractor Business Associate” agreements, and, to the knowledge of Absolute, no such contractor or subcontractor has breached any such Business Associate Agreement or Subcontractor Business Associate Agreement with Absolute or its Subsidiaries. Except as would not have a Material Adverse Effect, since January 1, 2021, Absolute and its Subsidiaries have not been subject to a “Breach” as such term is defined at 45 C.F.R. § 164.402. Absolute and its Subsidiaries have completed a security “risk analysis” (as required by 45 C.F.R. § 164.308(a)(1)(ii)(A)) at least once every 12 months since the requirement to perform such a security risk analysis first became applicable to it.

(s)	Software and Technology.

(i)

To the knowledge of Absolute, Absolute has not incorporated any Software that is subject to any Copyleft License into any Absolute Software, and no Absolute Software is derived from, or used or distributed with any Software that is subject to any Copyleft License, in each case, in a manner that would have a Copyleft Effect on any Absolute Software that Absolute intended to maintain as confidential and proprietary, and except as would not otherwise be material to Absolute and its Subsidiaries taken as a whole.

(ii)

Except as set forth in Schedule 3.1(s)(ii) of the Absolute Disclosure Letter, to the knowledge of Absolute, the source code of the Absolute Software (A) has not been disclosed or provided by either Absolute or its Subsidiaries to any Person except to Employees and consultants who have had a need to have such information and who are also subject to appropriate obligations of confidentiality; and (B) has not been deposited in escrow or entered into any similar arrangement under which source code may be released to any Person upon the happening of certain events or conditions, in each case, except as would not material to Absolute and its Subsidiaries taken as a whole.

(t)

Brokers. Except as set forth in Schedule 3.1(t) of the Absolute Disclosure Letter pursuant to engagement letters copies of which have been disclosed to the Purchaser, none of Absolute, any of its Subsidiaries or any of their respective officers, directors or Employees has employed any broker, finder or other intermediary or incurred any liability for any brokerage fees, commissions, finder’s fees or other payment in connection with the transactions contemplated by this Agreement.

(u)

Reporting Issuer Status. As of the date hereof, Absolute is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces and Territories of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. Absolute has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any jurisdiction of Canada nor has Absolute received notification from any Securities Authority seeking to revoke the reporting issuer status of Absolute. The Absolute Shares are registered under Section 12 of the Exchange Act. Absolute is in compliance in all material respects with applicable Securities Laws. Absolute is not subject to any continuous or periodic or other disclosure requirements under the securities laws of any jurisdiction other than the provinces of Canada and the United States. No Legal Proceeding or Order for the delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of Absolute is in effect or has been threatened or, to the knowledge of Absolute, is pending or is expected to be implemented or undertaken. Absolute is not and has not, and is not required to be and has not been required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940. Absolute is in compliance in all material respects with all applicable effective provisions of the United States Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith and the applicable listing and governance rules and regulations of Nasdaq. Absolute is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the Exchange Act pursuant to Rule 3a12-3(b) of the Exchange Act. Absolute has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Date.

(v)	Stock Exchange Compliance. Absolute is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and Nasdaq.

(w)

Public Filings. The documents and information comprising the Absolute Public Documents, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws, and did not contain any misrepresentation. Absolute has not filed any confidential material change report that as of the date hereof remains confidential. As of the date hereof, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Absolute Public Documents, and, to the knowledge of Absolute, none of the Absolute Public Documents are subject to ongoing review or investigation by any Securities Authority or TSX or Nasdaq and no amendments or modifications to the Absolute Public Documents are required to be filed with, or furnished to, the any Securities Authority. No Subsidiary of Absolute is required to file or furnish any form, report or other document with the SEC.

(x)

Compliance with Laws. Absolute and of each of its Subsidiaries is, and has been since July 1, 2021, in compliance with all applicable Laws and Orders that are applicable to Absolute and its Subsidiaries or the operation of the business of Absolute and its Subsidiaries, except where noncompliance would not have a Material Adverse Effect.

(y)	Compliance with Anti-Corruption/Money Laundering Laws/Global Trade Laws.

(i)

Except as would not have a Material Adverse Effect, since July 1, 2020, neither Absolute nor any of its Subsidiaries, nor, to the knowledge of Absolute, any director, officer, agent or Employee of Absolute or its Subsidiaries (acting in their capacity as such) has taken any action, directly or knowingly indirectly, that would constitute a violation by such persons of any applicable anti-corruption Law, including the Corruption of Foreign Public Officials Act (Canada), the anti-bribery and corruption provisions of the Criminal Code of Canada, the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act or any applicable Law of similar effect (collectively, “Anti-Corruption Laws”) in countries where Absolute and its Subsidiaries conduct its business, including making use of the mail or any means or instrumentality of interstate or international commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any foreign official or any foreign political party or official thereof of any candidate for foreign political office, including for the purpose of obtaining or retaining an improper business advantage, or improperly directing business to any other person or entity, on behalf of Absolute or its Subsidiaries. Neither Absolute nor any of its Subsidiaries is, or since July 1, 2020 has been, subject to any actual, pending or, to the knowledge of Absolute, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Absolute or any of its Subsidiaries in any way relating to such applicable Anti-Corruption Laws, in each case, except as would not have a Material Adverse Effect.

(ii)

Since July 1, 2020, the operations of Absolute and each of its Subsidiaries have been conducted in compliance with applicable financial recordkeeping and reporting requirements and money laundering or similar Laws (“Money Laundering Laws”), except where such non-compliance would not have a Material Adverse Effect. Neither Absolute nor any of its Subsidiaries has received any notice alleging that Absolute, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws which would have a Material Adverse Effect.

(iii)

Since July 1, 2020, neither Absolute nor any of its Subsidiaries, nor, to the knowledge of Absolute, any director, officer, agent or Employee of Absolute or its Subsidiaries (acting in their capacity as such) is or has been a Restricted Party, has engaged in any dealings or transactions (directly or knowingly indirectly) with or for the benefit of any Restricted Party, or has otherwise materially violated any Global Trade Law.

(z)	Legal Proceedings; Orders.

(i)

Except as set forth and described in Schedule 3.1(z)(i) of the Absolute Disclosure Letter, there is no, and in the past three (3) years there has been no, Legal Proceeding pending, or to the knowledge of Absolute, threatened in writing against or relating to Absolute, any of its Subsidiaries, the business of Absolute or any of its Subsidiaries or affecting any of their respective current or former properties or assets that would have a Material Adverse Effect; or

(ii)

Except as set forth and described in Schedule 3.1(z)(ii) of the Absolute Disclosure Letter, neither Absolute nor any of its Subsidiaries is subject to any Order or, to the knowledge of Absolute, audit or investigation, in each case which would have a Material Adverse Effect or that would reasonably be expected to prevent or materially delay the consummation of the Arrangement or the ability of Absolute to fully perform its covenants and obligations pursuant to this Agreement.

(aa)

Insurance. The Absolute Group holds all material policies of insurance covering the Absolute Group that is customarily carried by Persons conducting business similar to that of the Absolute Group. All such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have a Material Adverse Effect.

(bb)	Employment Matters.

(i)

Except as set out in Schedule 3.1(bb)(i) of the Absolute Disclosure Letter, no member of the Absolute Group is a party to or bound by, either directly or by operation of applicable Law, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union (each, a “CBA”) in respect of or affecting Employees or independent contractors. No member of the Absolute Group is currently engaged in any labour negotiation (including any negotiations with respect to any CBA), nor, to the knowledge of Absolute, is Absolute subject to any Union organization effort. No Employee is represented by a Union. No notice, consent or consultation obligations with respect to any Employees, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby. Except as would not have a Material Adverse Effect, there is no, and for the past three (3) years there has been no, material labor grievance or arbitration proceeding or strike, handbilling, picketing, demand or petition for recognition, work slow-down, stoppage or other labor dispute pending or, to the knowledge of Absolute, threatened against or affecting Absolute or its Subsidiaries.

(ii)

Schedule 3.1(bb)(ii) of the Absolute Disclosure Letter sets forth a true, complete, up-to-date and accurate list of all forms of standard employment agreements (including offer letters), and individual independent contractor agreements and notes any material variations from the standard form of agreement for specific employees.

(iii)

Except as set out in Schedule 3.1(bb)(iii) of the Absolute Disclosure Letter, there are no, and in the past three (3) years there have been no material, Legal Proceedings pending, or to the knowledge of Absolute, threatened on behalf of or against Absolute or any of its Subsidiaries concerning employment-related matters or relating to current or former employees, applicants or independent contractors of Absolute or any of its Subsidiaries.

(iv)

Except as would not have a Material Adverse Effect, Absolute and its Subsidiaries are being, and have been for the past three (3) years, operated in compliance with all applicable Laws relating to employment, including employment standards, occupational health and safety, sexual harassment, or other harassment, immigration, human rights, labour relations, immigration, workers’ compensation, pay equity, wages, hours of work, overtime, employee and independent contractors classification and compensation and employment equity.

(v)

No current (or within the past three (3) years, any former) executive officer or other current employee at the level of Vice President or above of any member of the Absolute Group has been the subject of any allegations of sexual or other type of harassment, assault, discrimination or similar misconduct during his or her tenure at Absolute or its applicable Subsidiary.

(vi)

Except as would not have a Material Adverse Effect, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither Absolute nor any of its Subsidiaries has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of Absolute, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(vii)

Except as would not have a Material Adverse Effect, Absolute has not, within the past three (3) years, been alleged to have engaged in any material unfair labour practice nor is there any pending or to the knowledge of Absolute, threatened complaint in writing regarding any alleged unfair labour practice.

(viii)

Except as set out in Schedule 3.1(bb)(viii) of the Absolute Disclosure Letter, Absolute has not paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person as a result of the transactions contemplated by this Agreement.

(ix)

Except as set out in Schedule 3.1(bb)(ix) of the Absolute Disclosure Letter, no member of the Absolute Group has paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable to Employees in the ordinary course of business) as a result of the transactions contemplated by this Agreement.

(x)

In the past three (3) years, no member of the Absolute Group has implemented any layoffs affecting, placed on unpaid leave or furlough, or materially reduced the hours or weekly pay of, twenty-five (25) or more employees.

(cc)	Employee Plans.

(i)

Schedule 3.1(cc)(i) of the Absolute Disclosure Letter sets forth a true, complete, up-to-date and accurate list of all (A) “employee benefit plans” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA); and (B) employee benefit, welfare, bonus or other cash incentive, transaction, stay, retention or change in control bonus, commission, pension, profit sharing, executive compensation, employment agreements (including offer letters), individual independent contractor agreements (provided, however, that in the case of employment agreements, offer letters and individual independent contractor agreements, to the extent there exists a form of agreement or arrangement, the Company shall be required to set forth on Schedule 3.1(cc)(i) of the Absolute Disclosure Letter only the forms of such agreements or arrangements and any individual agreements or arrangements that materially deviate from such forms) current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock ownership, stock option, stock appreciation, restricted stock, restricted stock unit, performance stock unit, stock ownership, tax indemnity or tax gross-up, phantom stock, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, fringe benefit, vacation or paid time off, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether funded or unfunded, registered or unregistered, insured or self-insured) plan, program, agreement, policy or arrangement, and every other written or oral benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Absolute or any Affiliate of Absolute or to which Absolute or any Affiliate of Absolute has any liability (contingent or otherwise), in each case, for the benefit of the Employees or former Employees, officers, directors, individual independent contractors or individual service providers and their respective dependants and/or beneficiaries (collectively the “Employee Plans”), and Absolute has made available to the Purchaser, with respect to each of the material Employee Plans, (A) current and complete copies of all material plan documents together with all related material documentation, including all amendments thereto and, if the Employee Plan has not been reduced to writing, a written summary of all material plan terms, (B) the most recent annual report on Form 5500 filed with the Internal Revenue Service or similar report required to be filed with any Governmental Authority, (C) copies of any trust agreement, custodial agreements, insurance policies, administrative agreements, advisory agreements, group annuity contracts or other material Contracts, (D) the most recent actuarial report, (E) the most recent summary plan description, (F) the most recent determination or opinion letters from the Internal Revenue Service with respect to any of the Employee Plans intended to be qualified under Section 401(a) of the Code, (G) results of compliance testing, including non-discrimination testing for each of the last three (3) years and a written summary of any related corrections, and (H) any non-routine notices or letters from, or other correspondence with, any Governmental Authority related to such Employee Plan within the last six (6) years.

(ii)

All of the Employee Plans have been established, registered, qualified, funded, invested and administered in all material respects in accordance with, and are in good standing under, all Applicable Benefits Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of Absolute, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan or material liability to Absolute or its Affiliates. All required contributions, distributions, and premiums under each Employee Plan for any period ending on or before the Effective Time that are not yet due have been made or properly accrued, to the extent required to be accrued under U.S. GAAP. With respect to each Employee Plan, no prohibited transaction (as defined in Section 4975 of the Code and Section 406 of ERISA) has occurred for which no exemption exists under Section 408 of ERISA or Section 4975 of the Code and which would reasonably be expected to subject Absolute or its Subsidiaries or any of its employees, directors, officers or agents to a material Tax or other material liability (contingent or otherwise).

(iii)

Absolute has never sponsored, administered, contributed to or been obligated to contribute to a “registered pension plan”, a “deferred profit sharing plan (DPSP)”, a “retirement compensation arrangement”, an “employee life and health trust”, an “employee trust” or an “employee profit sharing plan (EPSP)” as each of those terms is defined in the Tax Act, and none of Absolute or its ERISA Affiliates has within the past six (6) years maintained, sponsored, participated in, contributed (or been required to contribute) to, or has or has had any liability (contingent or otherwise) with respect to, and no Employee Plan is, (A) a “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA), (B) a “multiple employer plan” (as defined in Section 4063, Section 4064 of ERISA, or Section 413(c) of the Code), (C) a multiple employer welfare arrangement as defined in Section 3(4) of ERISA, or (D) a plan that is subject to Section 412 of the Code or Title IV of ERISA.

(iv)

All of the material obligations of Absolute or any of its Affiliates regarding the Employee Plans have been satisfied and, to the knowledge of Absolute, there are no outstanding defaults or violations by any party thereto and no Taxes, penalties or fees are owing or outstanding under any of the Employee Plans other than in the ordinary course of business.

(v)

There are no material Legal Proceedings pending, or to the knowledge of Absolute, threatened on behalf of or against any Employee Plan, nor any related trust or other funding medium thereunder, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. There is no, nor has there been in the last six (6) years, any material administrative investigation, audit, voluntary compliance, government-sponsored amnesty, self-correction or similar program or other administrative proceeding by any Governmental Authority pending, in progress or, to the Knowledge of Absolute, threatened and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(vi)

No Employee Plan provides or promises health and welfare benefits with respect to any current Employee or former employee beyond his or her retirement or other termination of service (including pursuant to individual contracts of employment or severance), except to the minimum extent required by applicable employment standards legislation (including, for the avoidance of doubt, to comply with Section 4980B of the Code or the U.S. state equivalent).

(vii)

Each Employee Plan maintained outside of the United States or Canada (each, a “Local Plan”) (A) has been maintained operated and funded in all material respects accordance with applicable Law (including applicable Tax withholding and reporting requirements and applicable legal filings), (B) if it is intended to qualify for special tax treatment, has met all material requirements for such treatment, and (B) if it is intended to be funded and/or book-reserved, is funded and/or book reserved in all material respects, as required, based upon reasonable actuarial assumptions. Except as set forth on Section 3.1(cc)(vii) of the Absolute Disclosure Letter, there is no Local Plan that is a defined benefit plan or multiemployer plan.

(viii)

Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) is and has at all times been in compliance in all material respects in form and operation with the applicable requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder.

(ix)

Except as disclosed in Schedule 3.1(cc)(ix) of the Absolute Disclosure Letter, the execution of this Agreement and the completion of the transactions contemplated hereby will not constitute (either alone or together with any other event) (A) an event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) or benefit to become due or payable, (B) an acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, (C) an increase in the amount or value of any benefits or obligation to fund benefits with respect to any Employee or former employee, director, individual independent contractor or other individual service provider of Absolute or any of its Subsidiaries, (D) limit or restrict the right to merge, amend, terminate or transfer the assets of any material Employee Plan on or following the Effective Time, (E) otherwise give rise to any material liability (contingent or otherwise) under any Employee Plan, or (F) result in any payment or benefit made by Absolute or any of its Subsidiaries to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Absolute nor any of its Subsidiaries has any gross-up or indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code or otherwise.

(dd)

Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no material Contracts or transactions between Absolute and its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any Subsidiary of Absolute, on the other hand.

(ee)	Tax Matters.

(i)

Except as would not have a Material Adverse Effect, each of Absolute and its Subsidiaries has duly and in a timely manner made or prepared all income and other material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all income and other material Tax Returns required to be filed by it with the appropriate Governmental Authority, such Tax Returns were complete and correct in all material respects and each of Absolute and its Subsidiaries has timely paid all material Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it and each of Absolute and its Subsidiaries has in all material respects provided adequate accruals in accordance with IFRS in the Financial Statements for any Taxes for the period covered by such Financial Statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, each of Absolute and its Subsidiaries has made adequate provisions in accordance with IFRS in its books and records for any Taxes accruing in the ordinary course of business in respect of any period which has ended subsequent to the period covered by such Financial Statements.

(ii)

Each of Absolute and its Subsidiaries has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such Taxes or other amounts required by Law to be remitted by it.

(iii)

Each of Absolute and its Subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial Taxes and state and local Taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority such amounts required by Law to be remitted by it.

(iv)

Except as disclosed in Schedule 3.1(ee)(iv) of the Absolute Disclosure Letter, no audits, examinations, or other proceedings with respect to any material amounts of Taxes of Absolute and its Subsidiaries have been asserted or proposed in writing (or are, to the knowledge of Absolute, in progress) without subsequently being paid, settled or withdrawn. Any material deficiency, assessment or reassessment resulting from any completed audit, examination, other proceedings, or concluded litigation relating to Taxes by any Governmental Authority has been timely paid. Neither Absolute nor any of its Subsidiaries is involved in any dispute with or any non-routine investigation or audit by any Governmental Authority in respect of any material Tax matter or any income or other material Tax Return of such Person. Absolute and its Subsidiaries has never been engaged (nor have they been treated as having been engaged due to their status as a partner in a partnership or member of a limited liability company treated as a partnership for U.S. federal income tax purposes) in a trade or business in any country other than the country in which they are formed or organized. No written claim has ever been made by a Governmental Authority in a jurisdiction where Absolute or any of its Subsidiaries does not file Tax Returns that Absolute or any of its Subsidiaries is or may be subject to material amounts of tax, or required to file any Tax Return, in that jurisdiction, which claim has not since been fully resolved (and any relevant liability to Tax fully discharged).

(v)

Neither Absolute nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any other similar provision of applicable non-U.S. Law).

(vi)

Neither Absolute nor any of its Subsidiaries (A) has any liability for the Taxes of any Person (other than Absolute or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of U.S. state or local Law or non-U.S. Law, or as a transferee or successor, (B) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts entered into in the ordinary course of business that are not primarily related to Tax or any agreements among or between only Absolute and/or any of its Subsidiaries) or (C) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(vii)

Neither Absolute nor any of its Subsidiaries will be required to include any material items of income in, or exclude any material items of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) entered into before the Closing, (ii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) entered into prior to the Closing, (iii) any installment sale or open transaction made prior to the Closing, or (iv) any prepaid amount received prior to the Closing outside the ordinary course of business.

(viii)

Neither Absolute nor any of its Subsidiaries is required to make any adjustment pursuant to Section 481(a) of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) by reason of any change in any accounting methods, nor will Absolute or any of its Subsidiaries be required to make such an adjustment as a result of the transactions contemplated by this Agreement, and there is no application pending with any Governmental Authority requesting permission for any changes in any of accounting methods of Absolute or any of its Subsidiaries for Tax purposes.

(ix)

Since July 1, 2022, neither Absolute nor any of its Subsidiaries has (i) made, changed, or rescinded any material Tax election, (ii) settled or compromised any audit, claim, assessment, reassessment, dispute, proceeding, investigation, liability, Legal Proceeding or controversy relating to a material amount of Taxes, (iii) filed any amendment to a material Tax Return, (iv) consented to a material extension or waiver of the limitation period applicable to any material Tax matter, (v) entered into or materially changed any material Tax sharing agreement, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Absolute or its Subsidiaries, (vi) surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (vii) made a request for a material Tax ruling to any Governmental Authority, or (viii) materially amended or changed any of its methods for reporting income, deductions or accounting for income Tax purposes.

(x)

Neither Absolute nor any of its Subsidiaries has (a) made any election to defer any payroll Taxes under the CARES Act, (b) taken, claimed, or applied for material amounts of an employee retention tax credit under the CARES Act, or (c) taken out or sought any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program.

(xi)

No U.S. Subsidiary of Absolute that is treated as a U.S. corporation for U.S. federal income Tax purposes has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

(xii)

The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Absolute and any Person that is not resident in Canada and not dealing at arm’s length with it for purposes of the Tax Act do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act. All payments by, to or among Absolute and its Subsidiaries comply in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority (including pursuant to Section 482 of the Code or any similar provision of non-U.S. Law), including the contemporaneous documentation requirements thereof.

(xiii)

Neither Absolute nor any of its Subsidiaries which is a non-U.S. corporation for U.S. federal income tax purposes is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code. Absolute has not previously recognized or will recognize a material amount of “subpart F income” or “global low-taxed intangible income” as defined in Code Sections 952 or 951(A)(b)(1), respectively. Neither Absolute nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty or otherwise under applicable Law) or otherwise an office or a fixed place of business in a country other than a country in which it is organized. As of the Effective Date, neither Absolute nor any non-U.S. Subsidiary of Absolute will hold any assets that constitute United States property within the meaning of Section 956 of the Code, other than Absolute’s ownership of the stock of Absolute Software, Inc.

(xiv)

Absolute, Absolute Software, Inc. and Mobile Sonic, Inc. are each classified as a corporation for U.S. federal income tax purposes. No entity classification election in the United States has ever been filed for any non-U.S. Subsidiary of Absolute.

(xv)

Neither Absolute nor any of its Subsidiaries has applied for nor received any amount under the Government of Canada’s Canadian Emergency Wage Subsidy (CEWS) or Canadian Emergency Rent Subsidy (CERS) or any comparable programs of any other Governmental Authority to which they were not entitled.

(xvi)

In the last 60 months, the Absolute Shares have not at any time, directly or indirectly, derived more than 50% of their value from one or any combination of (A) real or immovable property situated in Canada; (B) Canadian resource properties; (C) timber resource properties; or (D) options or interests in respect of the above properties; all as defined in the Tax Act.

(xvii)

The aggregate non-capital losses (as defined in the Tax Act and the relevant provincial legislation) by Absolute and/or its Subsidiaries and shown on Absolute’s and/or its Subsidiaries’ tax returns are not subject to limitations under subsection 111(5) of the Tax Act and any equivalent provision of relevant provincial legislation.

(xviii)

All scientific research and development investment tax credits (“ITCs”) were claimed by Absolute and/or its Subsidiaries in accordance with the Tax Act and the relevant provincial legislation and Absolute and/or its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to such ITCs. All refunds of ITCs received or receivable by Absolute and/or its Subsidiaries in any financial year were claimed in accordance with the Tax Act and the relevant provincial legislation and Absolute and/or its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to claim a refund of such ITCs.

(xix)

Absolute and each of its Subsidiaries have not, and have never been deemed to have for purposes of the Tax Act and any applicable provincial tax legislation, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom they do not deal at arm’s length within the meaning of the Tax Act.

(xx)

Neither Absolute nor any of its Subsidiaries have at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of its share capital) which could have resulted in the application of sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any equivalent provisions of applicable provincial tax legislation.

(xxi)	For the purposes of the Tax Act Absolute is not a non-resident of Canada.

(ff)	No Material Adverse Effect. Except as set out in Schedule 3.1(ff) of the Absolute Disclosure Letter, since December 31, 2022, there has been no Material Adverse Effect.

(gg)

Absence of Certain Changes or Events. Except as set out in Schedule 3.1(gg) of the Absolute Disclosure Letter, since December 31, 2022, Absolute has carried on its business in the ordinary course of business.

(hh)

No “Collateral Benefit”. Except as set out in Schedule 3.1(hh) of the Absolute Disclosure Letter, to the knowledge of Absolute, no related party of Absolute (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the Absolute Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(ii)

TID U.S. Business. Neither Absolute nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops any “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), except to the extent that Absolute or any of its Subsidiaries may produce, design, test, manufacture, fabricate, or develop one or more critical technologies that are eligible for export, reexport, or transfer (in country) pursuant to License Exception ENC of the Export Administration Regulations (as codified at 15 C.F.R. Part 740.17) and eligible for the exemption described in 31 C.F.R. Part 800.401(e)(6). Neither Absolute nor any of its Subsidiaries collects or maintains, directly or indirectly, any “sensitive personal data” or owns, operates, supplies, services, or manufactures any “covered investment critical infrastructure,” within the meaning of the DPA.

(jj)

Acknowledgement by Absolute. Absolute is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 4.1. Such representations and warranties by Purchaser constitute the sole and exclusive representations and warranties of Purchaser in connection with the Arrangement and the transactions contemplated by this Agreement, and Absolute understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties

The Purchaser hereby represents and warrants to Absolute as follows, and acknowledges that Absolute is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Existence; Power and Authority. The Purchaser is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Purchaser has all the requisite power and authority to conduct its business as now conducted, and to own, lease and operate its assets, and has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(b)

Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and all other agreements and instruments to be executed by Absolute as contemplated herein and the completion of the transactions contemplated hereby and thereby.

(c)

Governmental Authorization. The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated under this Agreement do not require any Permit or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than: (i) the Interim Order and the Final Order; (ii) filings with the Registrar; (iii) filings and approvals required by the TSX and Nasdaq; (iv) customary filings with the Securities Authorities; (v) Regulatory Approvals, including any filings required under the HSR Act and the matters set forth on set forth in Schedule D, and (vi) such Permits, actions, filings, or notifications, in each case, the failure to make, obtain or receive would not prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement.

(d)

No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser and the completion (assuming the Absolute Shareholder Approval and approval of the Arrangement by the Court) of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition (or a combination thereof)) result in or constitute any of the following:

(i)	a contravention, conflict with, or violation, breach or default or conflict with any provision of the notices of articles or articles or similar organizational document of Purchaser;

(ii)

a default, breach or violation or an event that would be a default, breach or violation of any of the terms, or give rise to a right of termination, cancellation or acceleration, or the right to change any right or obligation, or the loss of any benefit to which Absolute or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other similar restriction or limitation), under the conditions or provisions of any material Contract; or

(iii)	the contravention, conflict with or violation or breach of any applicable Law;

except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement.

(e)

Enforceability of Purchaser’s Obligations. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Limitations. There is no Legal Proceeding in progress, pending, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, and there is no Order outstanding against or affecting the Purchaser.

(f)	[Reserved].

(g)	Financing.

(i)

Equity Commitment Letter. As of the date hereof, Purchaser has delivered to Absolute a true, correct and complete copy of the one or more equity commitment letters, dated as of the date hereof (together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, or replaced from time to time after the date of this Agreement in compliance with this Agreement, collectively, the “Equity Commitment Letter”), executed by the Equity Financing Sources named therein and pursuant to which the Equity Financing Sources named therein have committed, subject to the terms and conditions thereof, to invest in Purchaser, directly or indirectly, an aggregate cash amount up to the amount set forth therein (such financing, the “Equity Financing”). The Equity Commitment Letter provides that Absolute is an express third party beneficiary thereof in connection with Absolute’s exercise of its rights under Section 10.5.

(ii)

Debt Commitment Letter. As of the date hereof, Purchaser has delivered to Absolute a correct and complete copy of one or more debt commitment letters, dated as of the date hereof (together with the one or more related fee letters, dated as of the date hereof, executed by the Debt Financing Sources named therein (which may be redacted as to fee amounts and other economic or commercially sensitive terms), and together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, or replaced from time to time after the date of this Agreement in compliance with this Agreement, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, collectively, the “Commitment Letters”), executed by the Debt Financing Sources named therein and pursuant to which the Debt Financing Sources named therein have committed, subject to the terms and conditions set forth therein, to provide debt financing to Purchaser in an aggregate amount up to the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, collectively, the “Financing”).

(iii)

No Amendments. As of the date hereof, (i) the Commitment Letters have not been amended or modified; (ii) no such amendment or modification is contemplated by Purchaser or, to the knowledge of Purchaser, any other Person party thereto (other than modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, or other roles as contemplated by the Debt Commitment Letter); and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, other than as set forth in the Commitment Letters, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing contemplated by the Commitment Letters to be funded at the Closing.

(iv)

Sufficiency of Proceeds. The net proceeds of the Financing, when funded in accordance with the Commitment Letters will be, in the aggregate, sufficient to make the payment of all amounts required by this Agreement to be paid by Purchaser at the Closing (including the Consideration at the Effective Time), including to pay all fees and expenses required to be paid by Purchaser at the Closing in connection with the Arrangement and the Financing (the “Required Amount”).

(v)

Validity. As of the date hereof, each of the Commitment Letters is in full force and effect and constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, in each case subject to the Enforceability Limitations. As of the date hereof, (A) no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser pursuant to the Commitment Letters (it being understood that Purchaser is not making any representation or warranty regarding the accuracy of the representations and warranties contained in Article 3, Absolute’s compliance hereunder or the satisfaction of the conditions to Closing set forth in Sections 6.1 and 6.2 hereof, all of which Purchaser shall be entitled to assume for purposes of its representation in this clause (A)), and (B) Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any condition to closing of the Equity Financing or the Debt Financing, as applicable, that is within its control, required to be satisfied by it and contained in the Equity Commitment Letter or the Debt Commitment Letter, as applicable (it being understood that Purchaser is not making any representation or warranty regarding the accuracy of the representations and warranties contained in Article 3, Absolute’s compliance hereunder or the satisfaction of the conditions to Closing set forth in Sections 6.1 and 6.2 hereof, all of which Purchaser shall be entitled to assume for purposes of its representation in this clause (A)). As of the date hereof, Purchaser has fully paid, or caused to be fully paid, all commitment or other similar fees that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Commitment Letters.

(vi)

For the avoidance of doubt, the obligations of Purchaser to consummate the transactions contemplated under this Agreement at the Closing are not subject to any conditions regarding Purchaser’s or any other Person’s ability to obtain any financing, including the Financing, for the consummation of the transactions contemplated hereby.

(h)	Legal Proceedings.

(i)

There is no Legal Proceeding pending, or to the knowledge of the Purchaser, threatened in writing against or relating to the Purchaser or its Affiliates, the business of the Purchaser or affecting any of its current or former properties or assets that would reasonably be expected to prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement; or

(ii)

The Purchaser is not subject to any Order or, to the knowledge of the Purchaser, audit or investigation which would reasonably be expected to prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement.

(i)

Brokers. None of the Purchaser, any of its Affiliates or any of their respective officers, directors or employees has employed any broker, finder or other intermediary or incurred any liability for any brokerage fees, commissions, finder’s fees or other payment in connection with the transactions contemplated by this Agreement.

(j)

Security Ownership. Neither the Purchaser, the Sponsor nor any of their Affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Absolute Shares or any securities that are convertible into or exchangeable or exercisable for Absolute Shares.

(k)	Trade Agreement Investor. The Purchaser is a Canadian or a trade agreement investor within the meaning of the Investment Canada Act.

(l)	Foreign Person. The Purchaser is not a “foreign person” within the meaning of the DPA.

(m)

Guarantee. Concurrently with the execution of this Agreement, Purchaser has delivered to Absolute, the Guarantee. The Guarantee is in full force and effect and is a legal, valid and binding obligation of the Sponsor, except as may be limited by the Enforceability Limitations.

(n)	Acknowledgement by Purchaser.

(i)

Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3.1, including the Absolute Disclosure Letter. Such representations and warranties by Absolute and its Subsidiaries constitute the sole and exclusive representations and warranties of Absolute and its Subsidiaries in connection with the Arrangement and the transactions contemplated by this Agreement, and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Absolute and its Subsidiaries. Without limiting the generality of the foregoing, Purchaser acknowledges that, except as may be expressly provided in Section 3.1, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Purchaser, their Affiliates, any of their respective Representatives or any other Person.

(ii)

In connection with the due diligence investigation of Absolute and its Subsidiaries by Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from Absolute and its Subsidiaries and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Absolute and its Subsidiaries and their businesses and operations. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Purchaser will have no claim against Absolute and its Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Purchaser hereby acknowledges and agrees that neither Absolute nor its Subsidiaries nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

ARTICLE 5

COVENANTS

5.1	Covenants of Absolute Regarding the Conduct of Business

(a)

Absolute covenants and agrees that, from the date hereof until the earlier of the Effective Date or the date this Agreement shall be terminated in accordance with Article 9 (the “Pre-Closing Period”), except (i) with the prior written consent of Purchaser (which consent not to be unreasonably withheld or delayed), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as expressly set forth on Schedule 5.1(a), Absolute shall, and shall cause its Subsidiaries to, (A) conduct its business and operations, taken as a whole, in the ordinary course of business; and, (B) use commercially reasonable efforts to maintain and preserve intact, in all material respects the Absolute Group’s business organization, goodwill, Employees, material business relationships and its material assets.

(b)

Without limiting the generality of Section 5.1(a), except (i) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as expressly set forth on Schedule 5.1(b), during the Pre-Closing Period, Absolute and its Subsidiaries, as applicable, shall not, directly or indirectly:

(i)

except pursuant to the terms of contractual commitments in existence as of the date hereof disclosed on Schedule 5.1(b)(i), issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any shares or other securities of Absolute or any of its Subsidiaries, including any Absolute Shares, Absolute Options, Absolute PSUs, Absolute DSUs, Absolute RSUs, or any warrants, calls, conversion privileges or rights of any kind exercisable or exchangeable for or convertible to acquire Absolute Shares or other securities of Absolute or any of its Subsidiaries, other than pursuant to the exercise of Absolute Options and the vesting and settlement, in accordance with their terms, of Absolute PSUs, Absolute DSUs and Absolute RSUs, in each case outstanding as of the date hereof;

(ii)

sell, pledge, dispose of, mortgage, lease or encumber or agree to sell, pledge, dispose of, mortgage, lease or encumber, or otherwise transfer any assets of Absolute or any of its Subsidiaries (other than Absolute Intellectual Property), or any interest therein, other than sales, dispositions or transfers in the ordinary course of business which have a value of less than $250,000 individually or $1,000,000 in the aggregate;

(iii)	amend or propose to amend, or alter in any way, the articles or other constating documents of Absolute or any of its Subsidiaries, or any terms of their respective securities;

(iv)

split, reverse split, subdivide, consolidate, combine or reclassify, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any Absolute Shares or other securities of Absolute or any of its Subsidiaries or reduce the stated capital of any Absolute Shares or other securities of Absolute or any of its Subsidiaries;

(v)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Absolute Shares or other securities of Absolute or any of its Subsidiaries;

(vi)

reorganize, amalgamate or merge Absolute or any of its Subsidiaries with any other Person or otherwise enter into any agreement, understanding or arrangement with respect to the sale of voting or equity interests of Absolute or any of its Subsidiaries;

(vii)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) directly or indirectly, in one transaction or in any series of related transactions, interest in any Person, assets, securities, properties or businesses, or make any investment in any Person either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person, other than (A) any Contract for the sale or procurement of goods or services in the ordinary course of business or (B) acquisitions or investments made in accordance with Absolute’s established policies and practices that are for a price, on a per transaction or series of related transactions basis, not in excess of $250,000 individually or $1,000,000 in the aggregate and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(viii)

enter into any new and substantial line of business or abandon or discontinue any existing material line of business, or enter into any agreement or arrangement that would limit or restrict in any material respect Absolute or any of its Subsidiaries from competing or carrying their businesses;

(ix)

(A) except for indebtedness in the ordinary course of business between Absolute and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, incur, issue, create, assume or otherwise become liable, or redeem or prepay, any indebtedness, or guarantee, endorse or otherwise become responsible for, the material obligations of any other Person, or (B) permit any asset or property (tangible or intangible) of Absolute or any of its Subsidiaries to be subjected to any Lien (other than any Permitted Lien);

(x)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or winding-up of Absolute or any of its Subsidiaries;

(xi)

enter into, or resolve to enter into, any Contract that has the effect of creating a partnership, limited liability company, or joint venture, in each case, for the sharing of profits and losses (excluding, for avoidance of doubt, intercompany agreements and commercial agreements that do not involve the formation of an entity with any third Person);

(xii)	make any capital expenditures or commitments in excess of $250,000 individually or $1,000,000 in the aggregate;

(xiii)

except as required by applicable Law: (i) make, change or rescind any material Tax election, (ii) settle or compromise any audit, claim, assessment, reassessment, dispute, proceeding, investigation, liability, Legal Proceeding or controversy relating to a material amount of Taxes, (iii) file any amendment to a material Tax Return, (iv) consent to a material extension or waiver of the limitation period applicable to any material Tax matter, (v) enter into or materially change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Absolute or its Subsidiaries, (vi) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (vii) make a request for a material Tax ruling to any Governmental Authority, or (viii) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(xiv)

knowingly take any action or enter into any transaction (other than the transactions contemplated in this Agreement and the Plan of Arrangement) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of Absolute on the date hereof, upon an amalgamation or winding up of Absolute;

(xv)

make any change in accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices except in each case as required by concurrent changes in IFRS;

(xvi)

(A) pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations other than the payment, discharge or satisfaction or claims, liabilities or obligations in an amount not greater than $250,000 individually or $500,000 in the aggregate and that does not impose any material future restrictions or requirements on Absolute or any of its Subsidiaries and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(xvii)

enter into, waive, release, or grant any material right under, transfer, or modify or amend in any material respect and in a manner adverse to Absolute and its Subsidiaries, any Material Contract or IP Contract, except for (i) immaterial modification or amendments in the ordinary course of business; (ii) the entering into of any Contract with suppliers, customers, distributors or other Persons or the granting of non-exclusive licenses of Absolute Intellectual Property, in each case, in the ordinary course or business; or (iii) waiving, releasing, or granting any immaterial rights in the ordinary course of business;

(xviii)

amend any existing or material Permit, or abandon or fail to diligently pursue any application for any required material Permit, or take or omit to take any action that would reasonably be expected to lead to the termination of, or imposition of conditions on, any such material Permit;

(xix)

(A) sell, assign, exclusively license, dispose or transfer all or a substantial portion of the Absolute Intellectual Property in a manner materially adverse to Absolute and its Subsidiaries taken as a whole, other than non-exclusive licenses in connection with the sale of products or services entered into in the ordinary course of business or (B) abandon or cease to maintain any material Absolute Registered Intellectual Property;

(xx)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Absolute to consummate the Arrangement or the other transactions contemplated by this Agreement;

(xxi)

engage in any transaction with any officer, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101) other than to the extent required pursuant to the terms of any written employment contract in effect on the date of this Agreement or any Employee Plan.

(xxii)	fail to maintain insurance policies in such amounts and against such risks and losses as are consistent with past practice;

(xxiii)

increase or decrease the benefits payable or to become payable to its or its Subsidiaries’ directors, materially increase the benefits payable or to become payable to its or its Subsidiaries’ officers or employees, nor increase or decrease the compensation payable to any of its or its Subsidiaries’ employees, officers, directors or consultants, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any material bonuses, salary increases, severance or termination pay to, any of its or its Subsidiaries’ directors, consultants, employees or officers, other than (A) as required pursuant to the terms of any Employee Plan or of agreements already entered into and disclosed on a Schedule hereto or (B) in the ordinary course of business in respect of the compensation of any employee whose annual base salary or other annual fixed compensation does not exceed $250,000 after giving effect to such increase;

(xxiv)

establish, adopt, enter into, amend modify, terminate or waive any performance or vesting criteria or accelerate vesting, exercisability or funding, under any employee agreement, Employee Plan or other employee compensation or benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Absolute or any Person providing management services to Absolute.

(xxv)	recognize or certify any Union as the bargaining representative for employees, or negotiate, enter into, amend or extend any CBA;

(xxvi)	hire or terminate the employment or service of any employee or consultant whose annual base salary or other annual fixed compensation does not exceed $250,000 after giving effect to such increase;

(xxvii)	implement any layoffs affecting, place on unpaid leave or furlough, or materially reduce the hours or weekly pay of, twenty-five (25) or more employees;

(xxviii)	make or forgive any loans to any Employee, or officer, director, individual independent contractor or consultant of Absolute or any of its Subsidiaries; or

(xxix)	authorize, agree, resolve or otherwise commit, whether or not in writing to do any of the foregoing.

(c)

Without limiting the provisions of this Agreement, nothing contained in this Agreement is intended to allow Purchaser, directly or indirectly, the right to control or direct the operations of Absolute in violation of any applicable Laws, prior to the transaction closing. Prior to the transaction closing, Absolute shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

5.2	Covenants Relating to the Consummation of the Arrangement

(a)

Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.3 and Section 5.5), each of Purchaser and Absolute shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to expeditiously consummate and make effective, the transactions contemplated by this Agreement (including the Arrangement), including using reasonable best efforts to: (i) cause the conditions to the Arrangement set forth in Article 6 hereof to be satisfied or fulfilled and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by applicable Law to it or its Subsidiaries with respect to this Agreement or the Arrangement; (ii) defend against any Legal Proceeding challenging this Agreement or the consummation of the Arrangement or the other transactions contemplated by this Agreement (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, obtain the expiration or termination of any applicable waiting periods, make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any), and take all steps as may be necessary to obtain any actions or non-actions, waivers, consents, approvals, Orders and authorizations from or expiration or termination of waiting periods, and to avoid an action or proceeding by, any Governmental Authority and any impediment to the consummation of the Arrangement under any applicable Laws (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)

Absolute shall use commercially reasonable efforts to (i) obtain any consents, waivers and approvals, contingent upon the Effective Time, under any Material Contracts, which are required by the terms thereof in connection with consummation of the transactions contemplated hereby; provided, further, each of Purchaser and Absolute acknowledges and agrees that obtaining any such consent, waiver or approval shall not be a condition to the Arrangement; and (ii) assist the Purchaser in obtaining resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Absolute Board and, to the extent requested by the Purchaser in writing no later than ten (10) Business Days prior to the Effective Time, each member of the board of directors of Absolute’s wholly-owned Subsidiaries, and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

5.3	Covenant Relating to Regulatory Approvals.

(a)

Notwithstanding anything else to the contrary in this Agreement, in connection with obtaining the Regulatory Approvals, the Purchaser and Absolute shall co-operate and use their reasonable best efforts to take, or cause to be taken, but in no event later than 10 Business Days from signing, including the preparation of any applications for Regulatory Approvals and other Orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals, including filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the Arrangement as required by the HSR Act (which will be made no later than 10 Business Days from signing), required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws.

(b)

Purchaser and Absolute will use reasonable best efforts to comply promptly with any additional requests for information by the FTC or DOJ or by any other Governmental Authority in relation to the Regulatory Approvals related to the filings referred to in Section 5.3(a), including requests for production of documents and production of witnesses for interviews or depositions.

(c)

In furtherance of the foregoing, each of the Purchaser and Absolute agree to use reasonable best efforts to obtain all consents, approvals and waivers under the HSR Act and Regulatory Approvals that may be required by any Governmental Authority or any trade regulation Law that may be asserted by the FTC or the DOJ or any other Governmental Authority so as to enable the consummation of the Agreement to occur expeditiously. Such reasonable best efforts shall not require or include proposing, negotiating, accepting, agreeing to and/or effecting, by consent agreement or otherwise, (i) the sale, assignment, amendment, licence, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licences or financing arrangements of either the Purchaser or any of its Affiliates, or Absolute or any of its subsidiaries, (ii) any behavioural or other remedy or undertaking imposing conditions, restraints, amendments or limitations on the assets, properties, products, businesses, contracts, licences or financing arrangements of either the Purchaser or any of its Affiliates, or Absolute or any of its subsidiaries, or (iii) any other limitation on the conduct of Purchaser or Absolute.

(d)

Prior to the Effective Date, Purchaser shall not and shall cause its Affiliates not to take any action, including to acquire or enter, or publicly announce the intent to acquire or enter, into any agreement to acquire by merging or consolidating with or by purchasing a substantial portion of the assets of or equity in, or by any manner, or announce any acquisition of any company, business or assets, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose a material delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval, declarations or order of a Governmental Authority necessary to consummate transactions contemplated by this Agreement, including any approvals and expiration of waiting periods pursuant to any other applicable Laws or (ii) materially increase the risk of any Governmental Authority entering, threatening to enter or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of transactions contemplated by this Agreementor (iii) otherwise materially delay or materially impede the consummation of transactions contemplated by this Agreement.

(e)

The Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with its preparation of any filing or submission necessary or advisable to obtain the Regulatory Approvals, including (i) keeping each other reasonably informed as to the status of the proceedings related to obtaining such Regulatory Approvals, (ii) providing each other with advanced copies of and reasonable opportunity to comment on all filings, submissions, notices, information, documentation and material correspondence (including emails) submitted to or filed with any Governmental Authority, (iii) considering in good faith reasonable suggestions made by the other Party and their external legal counsel, and (iv) promptly providing to each other copies of all filings, submissions, notices, information, documentation, material correspondence (including emails) and requests received from any Governmental Authority.

(f)

Notwithstanding the obligation in Section 5.3(e), any filings, submissions, notices, information, documentation, material correspondence or requests to be provided pursuant to this Section 5.3 that are, in the reasonable view of the providing Party, commercially or competitively sensitive, may be redacted (i) to remove references concerning valuation, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to preserve attorney-client privilege concerns, or may be designated as “outside counsel only,” which materials and the information therein shall be given only to the external legal counsel and/or external experts of the other Party.

(g)

Neither the Purchaser nor Absolute shall engage in any meetings or material discussions (including by video or telephone conferences) with any Governmental Authority in respect of the Regulatory Approvals without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the Governmental Authority, the opportunity for such other Party and/or their external legal counsel to attend and participate.

(h)

Neither Party shall make any filing with a Governmental Authority, extend or consent to any extension of any applicable waiting or review period, or enter into any agreement with a Governmental Authority to delay completion of the transactions contemplated without obtaining the prior written consent of the other Party.

(i)	The Purchaser shall pay any filing fees payable to any Governmental Authority in connection with the Regulatory Approvals.

5.4	Covenant Relating to Absolute Options

The Parties acknowledge and agree that to the extent that an amount is paid to an Absolute Optionholder on the surrender or termination of his, her or its Absolute Options in connection with the transactions contemplated hereby, or pursuant to the Plan of Arrangement:

(a)

Absolute will elect under subsection 110(1.1) of the Tax Act, in prescribed form, in respect of such Absolute Options that neither Absolute, nor any person who does not deal at arm’s length with Absolute, will deduct in computing income for the purposes of the Tax Act, any amount in respect of such payment made to an Absolute Optionholder; and

(b)	Absolute will provide such Absolute Optionholder with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

5.5	Covenants Relating to the Financing.

(a)

Subject to the terms and conditions of this Agreement, without the prior written consent of Absolute (which consent shall not be unreasonably withheld, delayed or conditioned), Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision pursuant to, the Commitment Letters if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing to be funded at the Closing below the Required Amount; or (ii) impose new or additional conditions or otherwise expand any of the conditions to the receipt of the Financing as set forth in the Commitment Letters in a manner that would reasonably be expected to materially delay, impede or prevent the Effective Time. Except for purposes of Section 4.1(g), any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 5.5; (2) “Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 5.5; (3) the “Debt Financing” will include the financing contemplated by the Debt Commitment Letter as amended or modified in compliance with this Section 5.5; and (4) “Debt Commitment Letter” will include such document as amended or modified in compliance with this Section 5.5.

(b)

Subject to the terms and conditions of this Agreement, Purchaser will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters, including using its commercially reasonable efforts to (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof (it being understood that the foregoing shall not prohibit, limit or restrict modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, or other roles as contemplated by the Debt Commitment Letter); (ii) negotiate and enter into, definitive agreements relating to the Debt Financing at or prior to the Closing; (iii) satisfy or cause to be satisfied on a timely basis all conditions to funding of the Financing to be funded at the Closing that are applicable to, and within the control of, Purchaser in the Commitment Letters; and (iv) consummate the Financing at or prior to the Effective Time; provided that all of the conditions set forth in Sections 6.1 and 6.2 hereof have been satisfied or waived (other than those to be satisfied at the Closing (but subject to such satisfaction or waiver at Closing)).

(c)

The Purchaser shall keep Absolute reasonably informed with respect to any material developments in the status of its efforts to arrange the Debt Financing. Additionally, the Purchaser shall (i) promptly furnish Absolute with complete, correct and executed copies of any assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver of any Debt Commitment Letter and (ii) give Absolute prompt written notice of any material default or breach by any party of the Debt Commitment Letter of which the Purchaser obtains actual knowledge or any termination thereof.

(d)

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser will promptly notify Absolute and use its commercially reasonable efforts to arrange and obtain in replacement thereof alternative financing from alternative sources, on terms no less favorable (taken as a whole) to Purchaser (as determined by Purchaser in good faith), promptly following the occurrence of such event, but in no event later than the date Purchaser is required to consummate the Closing pursuant to this Agreement, and in an aggregate amount, when added to any portion of the Debt Financing that is available, together with the amount of the Equity Financing and other immediately available financial resources of Purchaser, not less than the Required Amount. Notwithstanding the foregoing, nothing in this Section 5.5 shall require, and in no event shall the “commercially reasonable efforts” of Purchaser be deemed or construed to require, Purchaser to (i) seek or accept financing on terms less favorable (taken as a whole) to Purchaser (as determined by Purchaser in good faith) than those set forth in the Debt Commitment Letter as in effect on the date hereof, (ii) waive any term or condition of this Agreement, (iii) pay any fees in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (whether to secure a waiver of any conditions contained therein or otherwise) or (iv) seek or accept any additional equity financing or debt financing from any Person that is not acceptable to Purchaser in its sole discretion.

(e)	Purchaser acknowledges and agrees that obtaining the debt financing is not a condition to the closing of the Arrangement.

(f)

Absolute shall cooperate (and use commercially reasonable efforts to cause its Subsidiaries and Related Parties to cooperate) in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, including, without limitation, by:

(A)

causing appropriate participation by members of management of Absolute and its Subsidiaries on reasonable advance notice at no more than two virtual meetings, with prospective lenders in connection with the Debt Financing (in each case with respect to this clause (A), to the extent reasonably requested and necessary in connection with the Debt Financing);

(B)

furnishing Purchaser and the Debt Financing Sources as promptly as practicable (and in any event within the time periods required to comply with the conditions precedent set forth in the Debt Commitment Letter) with (x) financial information reasonably required or requested in connection with the Debt Financing and (y) the Required Information;

(C)

at least four (4) Business Days prior to the Closing, providing all documentation and other information about Absolute and its Subsidiaries as is reasonably requested by Purchaser or any Debt Financing Source at least nine (9) Business Days prior to the Closing which relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230);

(D)

reasonably facilitating the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, as applicable, and otherwise facilitating such pledges as they relate to the assets of Absolute and its Subsidiaries) as may be reasonably requested by Purchaser;

(E)	obtaining the Payoff Letters and release of liens, security interests and other encumbrances in accordance with the terms hereof; and

(F)

assisting with the execution and delivery at the Closing of definitive documents related to the Debt Financing and the authorization of any Debt Financing and the definitive documentation related thereto (provided that all such authorization, execution and delivery shall become effective only if and when the Closing occurs and be limited, in such cases, to directors, managers and/or officers continuing in such capacity with Absolute or its Subsidiaries immediately after the Closing), in all cases provided nothing in this Agreement shall require any cooperation to the extent that it would require Absolute or any of its Subsidiaries to (1) waive, breach or amend any terms of this Agreement, (2) pay any commitment or other fees or pay, incur or reimburse any expenses, in each case, prior to the Closing in connection with the Debt Financing (other than reasonable and documented out-of-pocket costs which are required to be reimbursed pursuant to this Section 5.5), (3) approve the execution or delivery of any document or certificate in connection with the Debt Financing (or any alternative financing) prior to the Effective Time (except that concurrently with the Closing, the members of the boards (or its equivalent bodies) of Absolute or any of its Subsidiaries continuing in such capacity immediately after the Closing agree to sign resolutions or take similar actions that do not become effective until the Effective Time), (4) take any action that would conflict with, violate or result in a breach of or default under any organizational documents of Absolute or of any of its Subsidiaries or any applicable Law, or (5) require providing access to or disclosing information that would jeopardize any attorney client privilege of Absolute (provided that Absolute shall inform the Purchaser that such information is being withheld, but solely if providing such notice would not violate such privilege).

(g)

Absolute hereby consents to the use of any logos in connection with the Debt Financing; provided, that the logos are used solely in a manner that is reasonable and customary and that is not intended, or reasonably likely, to harm or disparage Absolute and its Subsidiaries or the reputation or the goodwill of Absolute and its Subsidiaries in any respect.

(h)

The Purchaser acknowledges and agrees that prior to the Effective Time, Absolute and its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any Debt Financing (in each case except as set forth in this Section 5.5). The Purchaser shall indemnify and hold harmless Absolute and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing, except in each case to the extent relating to any information provided by or on behalf of Absolute and its Affiliates or any of their respective Representatives in connection with the Debt Financing or to the extent arising from the bad faith, willful misconduct or gross negligence of any Absolute, any of its Affiliates or any of its and their respective Representatives. The Purchaser shall promptly, upon request of Absolute, reimburse Absolute and its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by Absolute or its Subsidiaries in connection with Section 5.5(f).

5.6	Employee Matters

(a)

Without limiting any additional rights that any Employee who remains employed by Absolute or any of its Subsidiaries following the Closing (“Current Employee”) may have under any Employee Plan or under applicable Law, Purchaser shall, or shall cause Absolute or one of its Subsidiaries, for so long as a Current Employee remains employed by Purchaser and its Subsidiaries during the period commencing at the Effective Time and ending on twelve months thereafter, to maintain for such Current Employee his or her base salary or base hourly wage rate, commission structure and opportunities, and/or annual target cash bonus opportunities in each case, no less favorable, and other compensation and benefits (excluding, for the avoidance of doubt, any equity, equity-based or other long-term incentive opportunities, severance, retention, change in control or transaction compensation, defined benefit pension and retiree medical benefits, or deferred compensation (collectively, the “Excluded Benefits”)), that are substantially comparable in the aggregate to those maintained for and provided to such Employee immediately prior to the Effective Time (excluding, for the avoidance of doubt, the Excluded Benefits); provided, however, nothing herein shall prevent the amendment or termination of any Employee Plans or interfere with Purchaser’s or Absolute’s right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 5.6 shall limit the right of Purchaser, Absolute or any of its Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable Law and any applicable Employee Plan.

(b)

As of and after the Effective Time, Purchaser shall, or shall cause Absolute to, use commercially reasonable efforts to give each Employee full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals, except for purposes of vacation and severance) under any Employee Plans (excluding, for the avoidance of doubt the Excluded Benefits), benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Employees as of and after the Effective Time by Purchaser, Absolute or its Subsidiaries (each, a “Purchaser Plan”) for such Employee’s service with Absolute and its Subsidiaries and their predecessor entities prior to the Effective Time, to the same extent such service is recognized as of immediately prior to the Effective Time by Purchaser, Absolute or its Subsidiaries under comparable Employee Plans, except to the extent that it would result in the duplication of coverage or benefits for the same period of service. With respect to each Purchaser Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other similar plan maintained in a jurisdiction other than the United States, with respect to which a Employee becomes eligible to participate for the first time after the Effective Time and during the year in which the Effective Time occurs, Purchaser shall, or shall cause Absolute and its Subsidiaries to, where applicable, use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Effective Time occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Employees and their eligible dependents under the corresponding Employee Plan in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c)

From and after the Effective Time, Purchaser shall, or shall use commercially reasonable efforts to cause Absolute and its Subsidiaries to, assume in accordance with their respective terms, except if, and as otherwise permitted by, applicable Law (i) each existing employment agreement between Absolute or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each annual cash bonus plan, program or agreement, or commission program and (iii) all obligations pursuant to existing compensation and benefit arrangements (excluding, for the avoidance of doubt any Excluded Benefits) of Absolute or its Subsidiaries in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on Absolute or any of its Subsidiaries; provided that, for the avoidance of doubt, the foregoing shall not prohibit Purchaser, Absolute, or any of their respective Subsidiaries from amending or terminating any plan, policy, program, agreement, or arrangement referenced in the foregoing clauses (i), (ii) and (iii) to the extent permitted by the terms thereof.

(d)

The provisions of this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) confer upon or give to any person (including, for the avoidance of doubt, any Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.6) under or by reason of any provision of this Agreement, (ii) establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Employee Plan or any Purchaser Plan, (iii) alter or limit the ability of any of Purchaser, Absolute, or any of their respective Subsidiaries, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) is intended to confer upon any Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(e)

Unless Purchaser notifies Absolute otherwise in writing not later than five (5) Business Days prior to the Effective Time, Absolute will adopt all resolutions reasonably necessary to terminate its participation in, or terminate, each 401(k) Plan in which Absolute or any of its Subsidiaries sponsors or is a participating sponsor, as applicable, as of the date hereof, effective as of no later than one (1) day prior to the Effective Date (but such termination may be contingent upon the Closing). Immediately prior to any such termination, Absolute and its Subsidiaries will make all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of the 401(k) Plan; (ii) for elective deferrals made pursuant to the 401(k) Plan for the period prior to termination; and (iii) for employer matching contributions (if any) for the period prior to termination. For this purpose, the term “401(k) Plan” means any plan intended to be qualified under Section 401(a) of the Code which includes a cash or deferral arrangement intended to qualify under Section 401(k) of the Code, including any “multiple employer plan” subject to Section 413(c) of the Code, as applicable.

5.7	Pre-Acquisition Reorganization

(a)

Absolute agrees that, upon the reasonable request by the Purchaser, Absolute shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) cooperate with the Purchaser in planning, preparing and effecting, and implement, such reorganizations of Absolute’s or its Subsidiaries’ corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); (ii) cooperate with the Purchaser and its advisors in order to determine the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; (iii) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by the Purchaser (based on the applicable terms of the Contract) in connection with the Pre-Acquisition Reorganizations, if any.

(b)

Absolute will not be obligated to participate in any Pre-Acquisition Reorganization under this Section 5.7(b) unless Absolute has received from the Purchaser a description from its legal or tax advisors as to the tax consequences of the Pre-Acquisition Reorganization and determines in good faith that such Pre-Acquisition Reorganization: (i) can be completed prior to the Effective Date and will not delay the occurrence of the Effective Date further than the date that such Effective Date would be expected to occur in the absence of such Pre-Acquisition Reorganization, and can be unwound in the event the Arrangement is not consummated without materially adversely affecting, or being materially prejudicial to, Absolute, its Subsidiaries or the Absolute Shareholders; (ii) is effected as close as reasonably practicable prior to the Effective Time; (iii) does not require the approval of any of the Absolute Shareholders (other than the Absolute Shareholder Approval); (iv) does not require Absolute or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to any Absolute Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.7(b); (v) does not prevent, materially delay or materially impede the ability of Absolute to consummate the Arrangement or the other transactions contemplated by this Agreement; (vi) does not materially interfere with the day to day operations of Absolute or unreasonably interfere with or burden the business responsibilities and duties of Absolute’s employees and (vii) shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement, other than conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party of such conditions, and shall have confirmed in writing that it is prepared, and able to promptly and without condition proceed, to effect the Arrangement; and provided that the Purchaser hereby waives any breach of a representation, warranty or covenant by Absolute, where such breach is a result of an action taken by Absolute or any of its Subsidiaries pursuant to this Section 5.7.

(c)

The Purchaser shall provide written notice to Absolute of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and Absolute shall work co-operatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary, including making amendments to this Agreement or the Plan of Arrangement. If this Agreement is terminated (other than by the Purchaser pursuant to Section 9.2(a)(iii)(A)), the Purchaser (x) shall forthwith reimburse Absolute for all reasonable out-of-pocket costs and expenses, including legal fees and disbursements, incurred by Absolute and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization; and (y) hereby indemnifies and holds harmless Absolute and its Subsidiaries from and against any and all liabilities, losses, damages, claims, interest, awards, judgements, Taxes and other adverse tax consequences suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or the reversing or unwinding of any Pre-Acquisition Reorganization.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Absolute Securityholders at the Absolute Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either Absolute or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)

no Law or Order shall have been enacted, promulgated, amended or applied, in either case, that enjoins, prevents or prohibits the ability of the Parties to complete the Arrangement or that makes the consummation of the Arrangement illegal; and

(d)

the applicable waiting periods (and any extensions thereof), if any, under the HSR Act and the other Regulatory Approvals set forth in Schedule D will have expired or been terminated, or all requisite consents pursuant thereto will have been obtained.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the sole and exclusive benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time in its sole discretion):

(a)

(i) the representations and warranties of Absolute set forth in Sections 3.1(a), 3.1(b), 3.1(d)(i), 3.1(e), 3.1(f), 3.1(g)(ii) and 3.1(h)(i) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (ii) the representations and warranties of Absolute set forth in Section 3.1(g)(i) shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (iii) the other representations and warranties of Absolute shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored);

(b)	all covenants of Absolute under this Agreement to be performed on or before the Effective Time shall have been duly performed by Absolute in all material respects;

(c)

the Purchaser shall have received a certificate by Absolute, signed by a duly authorised executive officer of Absolute, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(a) have been satisfied;

(d)	since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect; and

(e)

the aggregate number of Absolute Shares held by Absolute Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the number of Absolute Shares then outstanding.

6.3	Additional Conditions Precedent to the Obligations of Absolute

The obligation of Absolute to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the sole and exclusive benefit of Absolute and may be waived by Absolute in whole or in part at any time in its sole discretion):

(a)

the representations and warranties of the Purchaser set forth in Article 4 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects would not reasonably be expected to, individually or in the aggregate, prevent or delay the Purchaser’s ability to consummate the transactions contemplated by this Agreement;

(b)

all covenants of the Purchaser under this Agreement (other than the Purchaser’s obligations in Section 2.8) to be performed on or before the Effective Time which have not been waived by Absolute shall have been duly performed by the Purchaser in all material respects;

(c)

Absolute shall have received a certificate by the Purchaser, signed by a duly authorised executive officer of the Purchaser, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(d)	the Purchaser shall have complied with its obligations under Section 2.8 and the Depositary shall have confirmed receipt of the Consideration.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.1(d) and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Non-Solicitation

(a)

Except as expressly provided in this Article 7, Absolute shall not, and shall cause its Subsidiaries not to, directly or indirectly, including through any directors, officers, employees, agents, investment bankers, attorneys, accountants and other advisors or representatives of Absolute or of any of its Subsidiaries (such directors, officers, employees, agents, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”):

(i)

initiate, solicit, assist, propose, knowingly encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that Absolute shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or is expected to constitute or lead to, an Acquisition Proposal; (B) advise any Person making any inquiry, proposal or offer of the restrictions of this Agreement; and (C) advise any Person making an Acquisition Proposal that the Absolute Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	make an Absolute Change in Recommendation;

(iv)

approve or enter into or publicly propose to approve or enter into any Alternative Agreement (except for the non-public approval or entering into of an Acceptable Confidentiality Agreement in accordance with Section 7.3); or

(v)	authorize or commit to do any of the foregoing.

(b)

Absolute shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than Purchaser and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Absolute shall and shall cause its Subsidiaries and its and their respective Representatives to:

(i)

immediately discontinue access to and disclosure of all information, including any data room and any access to the properties, facilities, books and records of Absolute or of any of its Subsidiaries; and

(ii)

promptly after the date hereof (in any event within 5 Business Days from the date of this Agreement), request (A) the return or destruction of all copies of any confidential information regarding Absolute or any Subsidiary provided to any Person (other than the Purchaser) since January 1, 2022 in respect of a possible Acquisition Proposal, and (ii) the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Absolute or any Subsidiary.

(c)

Absolute shall and shall cause its Subsidiaries and its and their respective Representatives to: (i) take all reasonable action to enforce any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, covenant or restriction to which Absolute or any Subsidiary is a party or may hereafter become a party under an Acceptable Confidentiality Agreement entered into in accordance with Section 7.3; and (ii) not release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting Absolute, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, covenant or restriction to which Absolute or any Subsidiary is a party (or may hereafter become party under an Acceptable Confidentiality Agreement entered into in accordance with Section 7.3), it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of this Agreement shall not be a violation of this Section 7.1(c).

7.2	Notification of Acquisition Proposals

If Absolute or any of its Subsidiaries or any of its or their respective Representatives receives or otherwise become aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Absolute or any Subsidiary in relation to a possible Acquisition Proposal, Absolute shall promptly notify the Purchaser, at first orally and then within 24 hours, in writing of such Acquisition Proposal or of such inquiry, proposal or offer, indicating the identity of the Person making such Acquisition Proposal or such inquiry, proposal or offer and providing all material terms thereof and unredacted copies of all material or substantive documents (including correspondence) received in respect of, from or on behalf of any such Person. Absolute shall keep the Purchaser reasonably informed of the status, including any change in price or form of consideration or other material amendment thereto, of any such Acquisition Proposal on a reasonably current basis, and shall promptly provide to the Purchaser unredacted copies of all material or substantive documents (including correspondence).

7.3	Responding to an Acquisition Proposal

(a)

Notwithstanding anything to the contrary in this Agreement, if at any time prior to obtaining the Absolute Shareholder Approval, Absolute receives a bona fide written Acquisition Proposal not resulting from a breach of Section 7.1, the Absolute Board shall be permitted to: (i) enter into, participate, facilitate and maintain discussions or negotiations with, respond to enquiries from, the Person making such Acquisition Proposal and its Representatives; and (ii) furnish any information with respect to the Absolute Group or provide access to the business, properties, assets, books, records, personnel or other non-public information of the Absolute Group to such Person and its Representatives; in each case, if and only if:

(i)

the Absolute Board has first determined, acting in good faith and after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)

Absolute entered into an Acceptable Confidentiality Agreement with such Person and, prior to providing any information concerning the Absolute Group or any access to the business, properties, assets, books, records or other non-public information of the Absolute Group to such Person and its Representatives, Absolute promptly provides such access and information which was not provided to the Purchaser;

(iii)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries; and

(iv)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under Article 7.

7.4	Right to Match

(a)

Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Absolute Shareholder Approval, if Absolute receives an Acquisition Proposal that constitutes a Superior Proposal, the Absolute Board may, or may cause Absolute to, terminate this Agreement in accordance with Article 9 to enter into a definitive acquisition agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries;

(ii)	the Absolute Board acting in good faith and after consultation with its outside legal counsel and financial advisors, determines that the Acquisition Proposal constitutes a Superior Proposal;

(iii)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under Article 7;

(iv)

Absolute has provided the Purchaser with a notice in writing that the Absolute Board has determined that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Absolute Board to enter into a definitive acquisition agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(v)

Absolute has provided to the Purchaser the terms of such Superior Proposal, including the financial terms of such Superior Proposal and a copy of the proposed definitive acquisition agreement relating to such Superior Proposal (including the value and financial terms that the Absolute Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal), together with all related agreements (including any financing commitments or other documents containing any material terms or conditions of such Superior Proposal);

(vi)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of all the materials referred to in Section 7.4(a)(v);

(vii)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 7.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(viii)

after the Matching Period, the Absolute Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that (A) such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the proposed amendment to the terms of the Arrangement by the Purchaser under Section 7.4(b)); and (B) the failure by the Absolute Board to authorize Absolute to enter into a definitive acquisition agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(ix)

Absolute concurrently terminates this Agreement pursuant to Section 9.2(a)(iv)(B) and Absolute has previously, or concurrently will have, paid to the Purchaser the Absolute Termination Fee pursuant to Section 9.3.

(b)	During the Matching Period, or such or such longer period as Absolute and the Purchaser may agree for such purpose:

(i)	the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement;

(ii)

Absolute shall co-operate with the Purchaser with respect thereto, including by (A) negotiating in good faith with the Purchaser to enable the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement that would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of this Agreement and the Arrangement proposed by the Purchaser, and (B) reviewing any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of this Agreement and the Arrangement proposed by the Purchaser;

(iii)

if the Absolute Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Absolute shall promptly so advise the Purchaser and Absolute and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and

(iv)

Absolute acknowledges and agrees that each successive modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4 and the Purchaser shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and the date on which the Purchaser received all of the materials referred to in Section 7.4(a)(v) with respect to such new Superior Proposal.

(c)

The Absolute Board shall promptly reaffirm the Absolute Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Absolute Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 7.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. Absolute shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall consider in good faith any amendments requested by the Purchaser and its outside legal counsel.

(d)

If Absolute provides the Purchaser with a Superior Proposal Notice on a date that is less than ten Business Days prior to the Absolute Meeting, Absolute shall, if requested by the Purchaser, adjourn the Absolute Meeting to a date that is not more than ten Business Days after the date of such notice, provided, however, that the Absolute Meeting shall not be adjourned or postponed to a date later than the seventh (7) Business Day prior to the Outside Date.

(e)

Nothing contained in this Agreement shall (i) prohibit the Absolute Board from complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or (ii) prohibit Absolute or the Absolute Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the BCBCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Authority; provided, however, in each case that, notwithstanding that the Absolute Board shall be permitted to make such disclosure, the Absolute Board shall not be permitted to make an Absolute Change in Recommendation.

7.5	Breach by Subsidiaries and Representatives

Any violation of the restrictions set forth in this Article 7 by its Subsidiaries or its or their respective Representatives shall be deemed to be a breach of this Article 7 by Absolute.

ARTICLE 8

ADDITIONAL COVENANTS

8.1	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and without limitations to Absolute’s obligations under Section 5.5, Absolute shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives to, afford to the Purchaser and its Representatives such access as the Purchaser may reasonably require at all reasonable times, solely for the purpose of facilitating integration business planning or to the extent reasonably necessary to consummate the transactions contemplated by this Agreement, to its and its Subsidiaries officers, employees, agents, premises, properties, books, records and contracts, and shall furnish the Purchaser and its Representatives and Financing Sources with all data and information as the Purchaser may reasonably request. Notwithstanding the foregoing, Absolute may restrict or otherwise prohibit access to any documents or information to the extent that, in the reasonable good faith judgment of Absolute, after consultation with outside legal counsel, (i) any applicable Law or regulation requires Absolute to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information (provided that, in such case, the Parties shall cooperate in seeking to find a way to allow for such access to be provided to the Purchaser, including through the use of customary “clean-room” arrangements or the entering into of any “common interest” Contract or similar Contract); or (iii) such documents or information are reasonably pertinent to any adverse Legal Proceeding as of the date hereof between Absolute and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 8.1 will be construed to require the Absolute Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 8.1 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Absolute Group or create a risk of damage or destruction to any property or assets of the Absolute Group.

(b)

Any access to the properties of the Absolute Group will be subject to Absolute’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Information furnished by Absolute or any of its Subsidiaries or obtained by Purchaser pursuant to access provided contemplated by this Section 8.1 shall be subject to the terms and conditions of the Confidentiality Agreement. Investigations made by or on behalf of the Purchaser, whether under this Section 8.1 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by Absolute in this Agreement.

8.2	Notices and Cure Provisions

(a)

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Absolute shall give prompt written notice to Purchaser upon becoming aware of (i) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would (A) cause any representation or warranty made by Absolute in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; (B) result in any failure of Absolute to comply in any material respect, with any covenant or agreement to be complied with or satisfied by it under this Agreement, (C) the occurrence of any Material Adverse Effect; or (ii) any Legal Proceeding commenced after the date of this Agreement or, to the knowledge of

Absolute, threatened, or any Order, in each case, that relates to the transactions contemplated by this Agreement (including the Arrangement); provided, however, that (x) Absolute’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.2(a) has been satisfied, unless such action or inaction is a Wilful Breach; and (y) no such notification shall affect or be deemed to modify any representation or warranty of Absolute set forth herein or the conditions to the obligations of Purchaser to consummate the transactions contemplated hereby, including the Arrangement, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 8.2.

(b)

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, each party shall give prompt notice to the other party of any notice or other communication received by it or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such third party (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (including the Arrangement); provided, however, that (x) each Party’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.2(a) or Section 6.3(b), as the case may be, has been satisfied, unless such action or inaction is a Wilful Breach and (y) no such notification shall affect or be deemed to modify any representation or warranty set forth herein or the conditions to the obligations of any party to consummate the transactions contemplated hereby, including the Arrangement, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 8.2.

(c)

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Purchaser shall give prompt notice to Absolute upon becoming aware of (i) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would (A) cause any representation or warranty made by it in this Agreement to become untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (B) result in any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (ii) any Legal Proceeding pending or, to the knowledge of Purchaser, threatened, or any Order, that relates to the transactions contemplated by this Agreement (including the Arrangement); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Purchaser set forth herein or the conditions to the obligations of Absolute to consummate the transactions contemplated hereby, including the Arrangement, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 8.2.

(d)

Absolute shall promptly advise Purchaser in writing after becoming aware of any Legal Proceeding commenced or threatened in writing after the date hereof against Absolute or any of its directors by any shareholder of Absolute (on their own behalf or on behalf of Absolute) relating to this Agreement or the transactions contemplated hereby (including the Arrangement) and shall keep Purchaser reasonably informed regarding any such Legal Proceeding. Absolute shall give Purchaser the opportunity to participate in the defense or settlement of any shareholder litigation and shall consider Purchaser’s views with respect to such shareholder litigation in good faith and shall not settle any such stockholder litigation without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned).

(e)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 9.2(a)(iii)(B) and Absolute may not elect to exercise its right to terminate this Agreement pursuant to Section 9.2(a)(iv)(A), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the applicable other Party (the “Breaching Party”) specifying in reasonable detail the breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding in good faith to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is 30 days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Absolute Meeting, unless the Parties mutually agree otherwise, Absolute shall postpone or adjourn the Absolute Meeting to the earlier of (a) ten Business Days prior to the Outside Date and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party, provided that, for greater certainty, if any matter that is the subject of a Termination Notice is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.

8.3	Insurance and Indemnification

(a)

Prior to the completion of the Arrangement, Absolute shall purchase director and officer liability “run-off” insurance for the benefit of the former directors and officers of Absolute for a period of not less than six years following the completion of the Arrangement providing protection no less favourable in the aggregate to the protection provided by the current Absolute policy and the Purchaser agrees to maintain, or cause Absolute to maintain, such policy in full force and effect and not to take any action to diminish the scope and extent of such insurance coverage for and throughout such period; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to or after the Effective Time and provided further that the cost of such policies shall not exceed 300% of Absolute’s current annual aggregate premium for policies currently maintained by Absolute. The former officers and directors of Absolute shall be indemnified by the Purchaser and Absolute in accordance with the terms of the articles of incorporation of Absolute as currently constituted, in addition to the terms of any indemnity agreements entered into between Absolute and such officers and directors in the ordinary course of business, the terms of which agreements shall be binding upon the Purchaser.

(b)

The provisions of this Section 8.3(b) are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Absolute hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 8.3(b) shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

8.4	Payoff Letters

At least three (3) Business Days prior to the Closing, Absolute shall deliver to Purchaser executed copies of customary payoff letters (the “Payoff Letters”) from the holders of all indebtedness set forth on Schedule 8.4(a) of the Absolute Disclosure Letter (i) providing instructions and amounts for the full repayment and satisfaction of such indebtedness, together with interest, premiums, penalties, make-whole payments, breakage costs and other fees, obligations and expenses (if any) that are required to be paid by the Absolute or any of its Subsidiaries as a result of such repayment on the Closing date (the “Debt Payoff Amount”) and

(ii) providing for the immediate and automatic release, upon receipt of the Debt Payoff Amount, of all liens and other encumbrances (including UCC-3 or equivalent financing statements or termination notices) and termination of all security interests and guaranties over the properties and assets of Absolute or any of its Subsidiaries securing obligations under such indebtedness, and (iii) providing for the delivery of any possessory collateral held by the holders of such indebtedness as directed by Absolute or its designee, in each case in customary form for such Payoff Letters.

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Absolute Securityholders and/or by the Court, as applicable):

(i)	by mutual written agreement of Absolute and the Purchaser;

(ii)	by either Absolute or the Purchaser, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)

after the date hereof, there shall be enacted or made any Law or there shall exist any Order that that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Absolute or the Purchaser from consummating the Arrangement and such applicable Law or Order shall have become final and non-appealable, provided that the right to terminate this Agreement under this Section 9.2(a)(ii)(B) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the primary cause of, or resulted in the enactment, promulgation, making, enforcement or amendment of such Law, and provided further that the Party seeking to terminate this Agreement under this Section 9.2(a)(ii)(B) shall have used its commercially reasonable efforts to, as applicable, appeal or overturn such Law, or otherwise prevent its entry or have it removed, lifted or rendered non-applicable in respect of the Arrangement; or

(C)

the Absolute Shareholder Approval shall not have been obtained at the Absolute Meeting in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 9.3(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to obtain the Absolute Shareholder Approval; or

(iii)	by the Purchaser, if:

(A)

at any time, the Absolute Board (or a committee thereof) has effected an Absolute Change in Recommendation; the Absolute Board or any committee of the Absolute Board adopts, approves, accepts, endorses, recommends or otherwise declares advisable to enter into any Alternative Agreement, or Absolute breaches its obligations under Article 7 in any material respect; or

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Absolute set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(a) not to be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 8.2(d), provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(iv)	by Absolute, if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 8.2(d), provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that Absolute is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(a) not to be satisfied;

(B)

prior to Absolute obtaining the Absolute Shareholder Approval, the Board authorizes Absolute to enter into a definitive acquisition agreement with respect to a Superior Proposal in accordance with Section 7.4; or

(C)

(I) all of the conditions in Section 6.1 and Section 6.1(d) are and continue to be satisfied or waived by the applicable Party or Parties during the three (3) Business Day period described below (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time), (II) Absolute has irrevocably confirmed to the Purchaser in writing that (x) other than Section 6.3(d), all conditions set forth in Section 6.3 are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3, (y) it stands ready, willing and able to consummate the Arrangement and (z) the Purchaser does not provide, or cause to be provided the Depositary with sufficient funds as required by Section 2.8 within three (3) Business Days following the later of the date on which Closing should have occurred pursuant to Section 2.7 and the date of receipt of the confirmation provided for in this paragraph (II).

(b)

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any Purchaser Related Parties or Absolute Related Parties) to any other Party hereto, except that the provisions of this Section 9.2(c) and Sections 5.7(c), 9.3, 10.1, 10.4, 10.5, 10.7, 10.8 and 10.9 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof; provided that nothing herein shall relieve any Party of Wilful Breach by such Party of any of its obligations under this Agreement (other than, in the case of the Purchaser, upon payment of the Reverse Termination Fee in the event of a Reverse Termination Fee Event described in Section 9.3(f)).

9.3	Termination Fees

(a)

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement: “Absolute Termination Fee” means $19,000,000;

(c)	For the purposes of this Agreement, “Absolute Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser pursuant to Section 9.2(a)(iii)(A);

(ii)	by Absolute pursuant to Section 9.2(a)(iv)(B);

(iii)	by any Party pursuant to Section 9.2(a)(ii)(C) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 9.2(a)(iii)(A);

(iv)

(x) by either Party pursuant to Section 9.2(a)(ii)(A) or Section 9.2(a)(ii)(C) or (y) by Purchaser pursuant to Section 9.2(a)(iii)(B) due to a Wilful Breach if, in either of the cases set forth in clause (x) or (y) of this paragraph:

(A)	prior to such termination a bona fide Acquisition Proposal has been made or publicly announced or disclosed; and

(B)

within twelve months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (2) Absolute or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

For purposes of this Section 9.3(c)(iv), all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50% or more”;

(d)	If an Absolute Termination Fee Event occurs Absolute shall pay the Absolute Termination Fee to the Purchaser or its designated Affiliate by wire transfer of immediately available funds, as follows:

(i)

if the Absolute Termination Fee is payable pursuant to Section 9.3(c)(i) or the circumstances set out in Section 9.3(c)(iii), the Absolute Termination Fee shall be payable within two Business Days following such termination;

(ii)	if the Absolute Termination Fee is payable pursuant to Section 9.3(c)(ii), the Absolute Termination Fee shall be payable prior to or simultaneously with such termination; or

(iii)

if the Absolute Termination Fee is payable pursuant to Section 9.3(c)(iv), the Absolute Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein.

(e)	For the purposes of this Agreement: “Reverse Termination Fee” means $35,000,000;

(f)	For the purposes of this Agreement, “Reverse Termination Fee Event” means the termination of this Agreement by Absolute pursuant to:

(i)	Section 9.2(a)(iv)(A) if the termination of this Agreement by Absolute results from a Wilful Breach on the part of the Purchaser; or

(ii)	Section 9.2(a)(iv)(C).

(g)

If a Reverse Termination Fee Event occurs the Purchaser shall pay the Reverse Termination Fee to Absolute by wire transfer of immediately available funds within five Business Days following such termination.

(h)

Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the payment of the Absolute Termination Fee or of the Reverse Termination Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which the other Party and its Affiliates will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Absolute and the Purchaser irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(i)

Notwithstanding anything to the contrary in this Agreement and except in the case of a Willful Breach, if the Absolute Termination Fee shall become due and payable in accordance with Section 9.3(c), the payment of the Absolute Termination Fee in full pursuant to and in accordance with Section 9.3(d), shall, except for an order of specific performance as and only to the extent permitted by Section 10.5, be the sole and exclusive remedy of the Purchaser Related Parties against Absolute and its Affiliates, their respective Affiliates and any of their respective Related Parties (collectively, the “Absolute Related Parties”) and, after such payment in full of the Absolute Termination Fee pursuant to and in accordance with Section 9.3(d), the Absolute Related Parties shall have no further liability of any kind to the Purchaser Related Parties in connection with any breach of any representation, warranty, covenant or agreement contained in this Agreement by the Purchaser or otherwise with respect to this Agreement or its termination (including with respect to any damages, losses, liabilities, claims, judgments, inquiries, fines, fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred as a result of the failure of the Arrangement to be consummated). In no event shall the Purchaser be entitled to more than one payment of the Absolute Termination Fee in connection with a termination of this Agreement pursuant to which such Absolute Termination Fee is payable. For the avoidance of doubt, while the Purchaser may pursue both a grant of specific performance in accordance with Section 10.5 and the payment of the Absolute Termination Fee under this Section 9.3, under no circumstances, shall Purchaser be permitted or entitled to receive both a grant of specific performance and the Absolute Termination Fee (if entitled under this Section 9.3).

(j)

Notwithstanding anything to the contrary in this Agreement, if the Reverse Termination Fee shall become due and payable in accordance with Section 9.3(f), the payment of the Reverse Termination Fee in full pursuant to and in accordance with Section 9.3(g) shall, except for an order of specific performance as and only to the extent permitted by Section 10.5, be the sole and exclusive remedy of the Absolute Related Parties against the Purchaser, the Sponsor, the Debt Financing Sources and any of their respective Affiliates and any of their respective Related Parties (collectively, the “Purchaser Related Parties”), and after such payment in full of the Reverse Termination Fee pursuant to and in accordance with Section 9.3(g), the Purchaser Related Parties shall have no further liability of any kind to the Absolute Related Parties in connection with any breach (including any Wilful Breach) of any representation, warranty, covenant or agreement contained in this Agreement by the Purchaser or otherwise with respect to this Agreement or its termination (including with respect to any damages, losses, liabilities, claims, judgments, inquiries, fines, fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred as a result of the failure of the Arrangement to be consummated or as a result of a breach or failure to perform hereunder, in any case whether recklessly, knowingly, willfully, intentionally, unintentionally or otherwise). In no event shall Absolute be entitled to more than one payment of the Reverse Termination Fee in connection with a termination of this Agreement pursuant to which such Reverse Termination Fee is payable. For the avoidance of doubt, while Absolute may pursue both a grant of specific performance in accordance with Section 10.5 and the payment of the Reverse Termination Fee under this Section 9.3, under no circumstances, shall Absolute be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with the terms of Section 10.5 (whether under this Agreement or the Equity Commitment Letter), on the one hand, and payment of the Reverse Termination Fee (if entitled under this Section 9.3), on the other hand.

9.4	Amendment

(a)

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Absolute Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Absolute Securityholders, and any such amendment may without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(iv)	waive compliance with or modify any mutual conditions precedent herein contained.

(b)

Notwithstanding anything to the contrary contained herein, this Section 9.4(b), Section 9.3(j), Section 10.4(b), Section 10.5(b), Section 10.7(a), Section 10.8 and Section 10.9(c) (and, in each case, the defined terms used therein to the extent relating to the Debt Financing Sources) (collectively, the “Lender Provisions”) may not be amended, waived or otherwise modified in any manner that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter (to the extent required thereby).

9.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 10

GENERAL PROVISIONS

10.1	Survival of Representations, Warranties and Covenants.

The representations, warranties and covenants of Absolute and Purchaser contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

10.2	Privacy

“Transaction Personal Information” means the Personal Information transferred, disclosed or conveyed to the Purchaser or any of its representatives or agents by or on behalf of Absolute or its Subsidiaries as a result of or in conjunction with the Agreement, and includes all such Personal Information transferred, disclosed or conveyed to the Purchaser prior to the execution of this Agreement.

The Purchaser and Absolute each acknowledges and confirms that the transfer, disclosure, communication or conveyance of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Agreement and, if the determination is made to proceed with the Agreement, to carry on the business and complete the Agreement. The Purchaser shall collect and use the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement. The Purchaser shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. The Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure and in accordance with applicable privacy Laws. The Purchaser shall cause its advisors to observe the terms of this Section 10.2 and to protect and safeguard Transaction Personal Information in their possession:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Absolute prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Absolute or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Additionally, should the transactions contemplated by this Agreement be completed by the Purchaser, in addition to the other obligations hereunder, the Purchaser shall:

(a)	protect the Transaction Personal Information by security safeguards appropriate to its sensitivity;

(b)	give effect to withdrawals of consent to collect, use or disclose the Transaction Personal Information, subject to and in accordance with applicable Law; and

(c)

where required by applicable Law, within a reasonable time after the Agreement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Agreement has been completed and that their personal information has been disclosed to and is now held by the Purchaser because of the Agreement.

If this Agreement shall be terminated, the Purchaser shall promptly deliver to Absolute all Transaction Personal Information that the Purchaser has in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with each Party’s usual backup procedures.

10.3	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day, then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser:

1414364 B.C. LTD.

Suite 1700, Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Attention: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

3 Embarcadero Center

San Francisco

CA 94111

Attention: Thomas Holden

Email: [REDACTED]

and

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Attention: Thomas Fraser

Email: [REDACTED]

and

Stikeman Elliott LLP

1155 René-Lévesque West, #4100

Montréal, QC

H3B 3V2

Attention: David Tardif and Olivier Godbout

Email: [REDACTED]

(b)	if to Absolute:

Absolute Software Corporation

Suite 1400, 1055 Dunsmuir Street

Vancouver, BC V7X 1K8

Attention: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver, BC V7X 1L3

Attention: Steven McKoen, KC

Email: [REDACTED]

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304, USA

Attention: Steve Tonsfeldt and Rishab Kumar

Email: [REDACTED]

10.4	Governing Law; Waiver of Jury Trial

(a)

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

(b)

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, THE DEBT FINANCING AND THE DEBT COMMITMENT LETTER.

(c)	Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereby agrees:

(i)

that any Legal Proceeding, whether in Law or in equity, whether in contract or in tort or otherwise, involving any Financing Source arising out of or relating to this Agreement or otherwise arising out of or relating to, the Financing or any of the agreements (including the Debt Commitment Letter and the Equity Commitment Letter) entered into in connection with the Financing shall be subject to the exclusive jurisdiction and venue of the state courts located in the Borough of Manhattan in the State of New York or the courts of the United States located in the Borough of Manhattan in the State of New York, and each Party irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such courts;

(ii)

that the Financing, the Debt Commitment Letter and the Equity Commitment Letter and any such Legal Proceeding referred to in clause (i) above, in each case, shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter, the Equity Commitment Letter or other applicable definitive document relating to the Financing;

(iii)

that it will not bring or support an action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Equity Commitment Letter or the performance thereof, in any forum other than such courts;

(iv)

that such Party irrevocably waives, and agrees not to assert, any defense in any Legal Proceeding involving any Financing Source arising out of or relating to this Agreement or otherwise arising out of or relating to, the Financing or any of the agreements (including the Debt Commitment Letter and the Equity Commitment Letter) entered into in connection with the Financing that such Legal Proceeding or matter may not be brought or is not maintainable in such courts or that the Financing, the Debt Commitment Letter, the Equity Commitment Letter or any transaction related thereto or arising out of the Financing, the Debt Commitment Letter and the Equity Commitment Letter or against any Financing Source may not be enforced in or by such courts or that their property is exempt or immune from execution, that such Legal Proceeding or matter is brought in an inconvenient forum, or that the venue of such Legal Proceeding or matter is improper.

10.5	Injunctive Relief

(a)

Subject to Section 9.3 and this Section 10.5, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will (so long as the Absolute Termination Fee or the Reverse Termination Fee, as the case may be, has not been paid) be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

(b)

Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that Absolute shall be entitled to specific performance or injunctive relief to cause the Equity Financing to be funded (but not the right of Absolute to specific performance for obligations in respect of the Debt Financing or otherwise other than with respect to the Equity Financing), if and only if and for so long as:

(i)

all of the conditions in Section 6.1 and Section 6.1(d) are and continue to be satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time);

(ii)

the Debt Financing provided for by the Debt Commitment Letter has been funded in full in accordance with the terms and conditions thereof or will be funded in accordance with the terms and conditions thereof if the Equity Financing is funded;

(iii)

the Purchaser does not provide, or cause to be provided the Depositary with, sufficient funds as required by Section 2.8 to complete the Closing by the date the Closing should have occurred pursuant to Section 2.7; and

(iv)

Absolute has irrevocably confirmed to the Purchaser in writing that (A) other than Section 6.3(d), all conditions set forth in Section 6.3 are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3, and (B) that if specific performance is granted and the Equity Financing and Debt Financing are funded, it stands ready, willing and able to consummate the Arrangement.

10.6	Time of Essence

Time shall be of the essence in this Agreement.

10.7	Entire Agreement, Binding Effect and Assignment

(a)

This Agreement (including the exhibits and schedules hereto and the Absolute Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

(b)

This Agreement and any of the rights, interests or obligations hereunder and thereunder may not be assigned by either of the Parties without the prior written consent of the other Party, except that, without Absolute’s consent, the Purchaser may assign all or any portion of its rights and obligations under this Agreement (i) to any of its Affiliates, including to permit such Affiliate to acquire, instead of the Purchaser, all or part of the Absolute Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement or (ii) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a Lien herein or otherwise assigning as collateral in respect of the Debt Financing and, after the Effective Time, any such Debt Financing Source may exercise all of the rights and remedies of the Purchaser (or its Affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing; provided, however, that no such assignments shall relieve the Purchaser of its obligations hereunder.

10.8	Third Party Beneficiaries

(a)

Except as provided in Section 8.3, Section 9.3(i), Section 9.3(j), Section 9.4, Section 9.5, Section 10.4(b), Section 10.4(c), Section 10.5(b), Section 10.7(a), Section 10.9, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 10.8 as the “Third Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)

Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 8.3, Section 9.3(i), Section 9.3(j), Section 9.4, Section 9.5, Section 10.4(b), Section 10.4(c), Section 10.5(a), Section 10.7(a), Section 10.9, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, Absolute confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

10.9	No Liability

(a)

No director or officer of the Purchaser shall have any personal liability whatsoever to Absolute under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of Absolute shall have any personal liability whatsoever to the Purchaser under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Absolute.

(b)

Except as specifically set out in Section 10.5(b) with respect to the Equity Financing Sources or for the obligation of the Sponsor to pay or cause to be paid the Reverse Termination Fee subject to the terms and conditions set forth in the Guarantee, it is acknowledged and agreed that none of the Parties shall have any direct or indirect rights or claims against any Equity Financing Sources (and will not bring or support any cause of action or claim of any kind) and in no event shall any Equity Financing Sources have any liability or obligations to the Absolute Related Parties, whether at Law or in equity, whether in contract or in tort or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, for any obligations or liabilities under, any claims or damages that may be based upon, arising out of or related to this Agreement, the Equity Commitment Letter, the Equity Financing or the transactions contemplated hereby or thereby or the negotiation, execution, performance or non-performance hereof or thereof, and each Party hereto or thereto waives and releases all such obligations, liabilities and claims against all such Persons.

(c)

Subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Parties shall have any direct or indirect rights or claims against any Debt Financing Sources Related Parties (and will not bring or support any cause of action or claim of any kind), and in no event shall any of the Debt Financing Sources Related Parties have any liability or obligations to the Absolute Related Parties, whether at Law or in equity, whether in contract or in tort or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, for any obligations or liabilities under, any claims or damages that may be based upon, arising out of or related to this Agreement, the Debt Commitment Letter, the Debt Financing or the transactions contemplated hereby or thereby or the negotiation, execution, failure to consummate, performance or non-performance or breach or violation hereof or thereof, and each Party hereto or thereto waives and releases all such obligations, liabilities and claims against all such Persons. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser or the Debt Financing Sources set forth under the Debt Commitment Letter.

10.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.11	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Purchaser and Absolute have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

1414364 B.C. LTD.

By:	(signed)“Matthew MacKenzie”
Name: Matthew MacKenzie
Title: Authorized Signatory

ABSOLUTE SOFTWARE CORPORATION

By:	(signed)“Christy M. Wyatt”
Name: Christy M. Wyatt
Title: Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below or if not defined below, in the Arrangement Agreement:

“Absolute” means Absolute Software Corporation, a corporation existing under the BCBCA;

“Absolute DSU Holder” means a holder of Absolute DSUs;

“Absolute DSU Plan” means the deferred share unit plan of Absolute, effective January 1, 2016;

“Absolute DSUs” means the outstanding deferred share units granted under the Absolute DSU Plan;

“Absolute Meeting” means the special meeting of Absolute Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Absolute Omnibus Plan” means the omnibus equity incentive plan of Absolute, approved by Absolute Shareholders on December 14, 2021;

“Absolute Option Plan” means the 2000 Share Option Plan, as amended and approved by Absolute Shareholders on December 13, 2018;

“Absolute Optionholder” means a holder of Absolute Options;

“Absolute Options” means the outstanding options to purchase Absolute Shares granted under the Absolute Omnibus Plan or the Absolute Option Plan;

“Absolute PRSU Plan” means the performance and restricted share unit plan of Absolute, approved by Absolute Shareholders on December 13, 2018;

“Absolute PSUs” means the outstanding performance share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Absolute PSU Holder” means a holder of Absolute PSUs;

“Absolute RSU Holder” means a holder of Absolute RSUs;

“Absolute RSUs” means the outstanding restricted share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Absolute Securityholders” means the holders of one or more Absolute Shares, Absolute Options, Absolute PSUs or Absolute RSUs;

“Absolute Shareholders” means the holders of Absolute Shares;

“Absolute Shares” means the common shares in the capital of Absolute;

“Absolute Stock Plans” means the Absolute Omnibus Plan, Absolute Option Plan, and Absolute PRSU Plan.

“Arrangement” means the arrangement of Absolute under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of May 10, 2023 between the Purchaser and Absolute, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Absolute Securityholders approving the Plan of Arrangement which is to be considered at the Absolute Meeting in substantially in the form and content of Schedule “B” to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or a federal holiday in the United States on which banks are required or authorized to close;

“Closing” means the closing of the transactions contemplated by the Arrangement Agreement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Absolute and the Purchaser for the purpose of, among other things, exchanging certificates representing Absolute Shares for the Consideration;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered Absolute Shareholder as of the record date of the Absolute Meeting who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date on which the Closing occurs;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as may be mutually agreed by Absolute and the Purchaser;

“Exercise Price” means, in respect of an Absolute Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to Absolute and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Absolute and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Absolute and the Purchaser, each acting reasonably) on appeal;

“Final Proscription Date” shall have the meaning ascribed thereto in Section 5.1(c);

“Incentive Securities” means the Absolute Options, the Absolute PSUs, the Absolute RSUs and the Absolute DSUs.

“Interim Order” means the interim order of the Court, in a form acceptable to Absolute and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Absolute Meeting;

“Letter of Transmittal” means the letter of transmittal sent to Absolute Shareholders together with the Absolute Circular or such other equivalent form of letter of transmittal acceptable to the Purchaser acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, defect of title, restriction or adverse rights or claims, prior claim, encroachments, occupancy right, covenant, assignment, lien (statutory or otherwise), other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right of first refusal or first offer, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, in each case whether contingent or absolute; provided that “Liens” excludes non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

“Option Consideration” means, in respect of each Absolute Option, a cash amount equal to the amount, if any, by which (i) the Per Share Consideration exceeds (ii) the applicable Exercise Price;

“Parties” means Absolute and the Purchaser, and “Party” means either of them;

“Per Share Consideration” means US$11.50 in cash per Absolute Share, without interest;

“Purchaser” means the Purchaser, a corporation existing under the BCBCA;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“U.S. Equivalent” means, in respect of Absolute Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is five (5) Business Day immediately preceding the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either male or female gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States and “$” refers to US dollars.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	the Purchaser;

(b)	Absolute;

(c)	all registered and beneficial holders of Absolute Shares, including Dissenting Shareholders;

(d)	all registered and beneficial holders of Absolute Options;

(e)	all registered and beneficial holders of Absolute PSUs;

(f)	all registered and beneficial holders of Absolute RSUs;

(g)	all registered and beneficial holders of Absolute DSUs;

(h)	the Depositary; and

all other Persons, without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

On the Effective Date, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, commencing as at the Effective Time:

(a)	With respect to the Absolute Options:

(i)

each Absolute Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Absolute Option, net of any applicable withholding tax, which withholding will be remitted, to the appropriate Governmental Authority to the extent required by law, and such Absolute Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Absolute Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Absolute Option any amount in respect of such Absolute Option, and such Absolute Option shall be immediately cancelled; and

(ii)

the holder of an Absolute Option will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute Option or under the Absolute Option Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute Options and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute Option;

(b)	With respect to the Absolute PSUs;

(i)

each award of Absolute PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to (x) the number of Absolute Shares underlying such Absolute PSUs (assuming an “Adjustment Factor” (as such term is defined in the applicable Absolute Stock Plan) of 150%), multiplied by (y) the Per Share Consideration (“PSU Consideration”); provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the Absolute PSUs, subject to continued service through the applicable vesting date (provided that (A) any allowances under the corresponding award of Absolute PSUs for continued vesting following termination of service will continue to apply and (B) if the employment of any holder of such Absolute PSU is terminated without Cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such PSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by this Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of Absolute PSUs; provided further that with respect to any Absolute PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code; and

(ii)

the holder of an Absolute PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute PSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute PSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute PSU;

(c)	With respect to the Absolute RSUs;

(i)

each award of Absolute RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to (x) the number of Absolute Shares subject to the award of Absolute RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Consideration (the “RSU Consideration”), net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Absolute RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the Absolute RSUs, subject to continued service through each applicable vesting date (provided that (A) any allowances under the corresponding award of Absolute RSUs for continued vesting following termination of services will continue to apply and (B) if the employment of any holder of Absolute RSUs is terminated without Cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such RSU Consideration will be payable immediately upon such termination); provided further that with respect to any Absolute RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code;

(ii)

an Absolute RSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute RSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute RSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute RSU; and

(iii)	the Absolute PRSU Plan and any and all awards or similar agreements relating to the Absolute RSUs will be cancelled;

(d)

The Absolute Omnibus Plan, the Absolute PRSU Plan, the Absolute Option Plan and any and all awards or similar agreements relating to the Absolute Options, Absolute PSUs and Absolute RSUs, will be terminated and of no further force and effect and the Absolute Board shall take all action required to effectuate the foregoing;

(e)	With respect to the Absolute DSUs;

(i)

each Absolute DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law;

(ii)

an Absolute DSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute DSU or under the Absolute DSU Plan or under any and all award or similar agreements relating to such Absolute DSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute DSU; and

(iii)

unless Purchaser notifies Absolute otherwise in writing not later than five (5) Business Days prior to the Effective Date, the Absolute DSU Plan and any and all award or similar agreements relating to the Absolute DSUs will be cancelled by resolutions adopted by the Company prior to the Effective Time (but such termination may be contingent upon the Closing).

(f)	With respect to the Absolute Shares:

(i)

each Absolute Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to be directly transferred and assigned by such Dissenting Shareholder to the Purchaser (free and clear of any Liens) and such Dissenting Shareholder shall cease to be the holder of such Absolute Share and to have any rights as a holder of such Absolute Share other than the right to receive the consideration determined and payable in accordance with Article 4;

(ii)

concurrently with the step in Section 3.1(f)(i), each Absolute Share (other than any Absolute Shares held by Dissenting Shareholders who have validly exercised Dissent Rights) shall be deemed to be directly transferred and assigned to the Purchaser (free and clear of any Liens) in exchange for the Per Share Consideration, and the holder thereof will cease to be the holder thereof and to have any rights as a holder of such Absolute Share other than the right to receive the Per Share Consideration, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law; and

(iii)	at the same time as the steps in Section 3.1(f)(i) and 3.1(f)(ii), with respect to each Absolute Share:

(A)

the registered holder thereof shall cease to be the registered holder of such Absolute Share and the name of such registered holder shall be removed from the register of Absolute Shareholders as of the Effective Time; and

(B)	the Purchaser will be the holder and the legal and beneficial owner of all of the outstanding Absolute Shares and the register of Absolute Shareholders shall be revised accordingly.

3.2	Adjustment to Consideration.

If, on or after the date of the Arrangement Agreement, Absolute sets a record date for any dividend or other distribution on the Absolute Shares that is prior to the Effective Time or Absolute pays any dividend or other distribution on the Absolute Shares prior to the Effective Time (other than the payment of the quarterly dividend of CAD$0.08 per Absolute Share payable on May 24, 2023 to Absolute Shareholders of record at the close of business on May 11, 2023), in each case, without obtaining the prior written consent of the Purchaser (which consent may be withheld at the Purchaser’s sole discretion) then the Per Share Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Absolute Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to the Purchaser and its Affiliates, taking into account any reduction in cash or other assets of Absolute or its Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Per Share Consideration as so adjusted, from and after the date of such event, shall be the Per Share Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 3.2 shall, or shall be construed to, permit Absolute to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, registered holders of Absolute Shares as of the record date of the Absolute Meeting may exercise rights of dissent with respect to all Absolute Shares held by such registered holders (“Dissent Rights”) under Section 242 and 247 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Absolute Shares in connection with the Arrangement, provided that notwithstanding Section 242 of the BCBCA, the written notice setting forth the objection of such registered Absolute Shareholders to the Arrangement and exercise of Dissent Rights must be received by Absolute not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Absolute Meeting or any date to which the Absolute Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value by the Purchaser for their Absolute Shares, less any applicable withholding tax, shall be deemed not to have participated in the Arrangement and shall be entitled to be paid the amount to which the dissenting Absolute Shareholder is entitled for their Absolute Shares in respect of which Dissent Rights are validly exercised in accordance with Section 245 of the BCBCA; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Absolute Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Absolute Shares and shall be entitled to receive only the Per Share Consideration for each Absolute Share contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)

In no circumstances shall Absolute, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (i) is the registered holder of those Absolute Shares in respect of which such rights are sought to be exercised as of the record date of the Absolute Meeting and as of the deadline for exercising Dissent Rights and (ii) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time; and

(c)

For greater certainty, in no case shall Absolute, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Absolute Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Absolute Shares as of the Effective Time. For greater certainty, Absolute Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

(d)

Absolute Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the consideration to which Absolute Shareholders who have not exercised Dissent Rights are entitled under Section 3.1(f)(ii) hereof, less any applicable withholdings.

(e)

In addition to any other restrictions under the BCBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities and (ii) Absolute Shareholders who vote or have instructed a proxyholder to vote Absolute Shares in favor of the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment of Consideration

(a)

At or before the Closing, the Purchaser will deposit or cause to be deposited with the Depositary, in escrow for the benefit of the Absolute Shareholders (other than Dissenting Shareholders), cash in an aggregate amount equal to the payment obligations contemplated by Section 3.1(f).

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Absolute Shares that were transferred under Section 3.1(f), together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of Absolute after giving effect to Section 3.1(f), the former registered holder of such Absolute Shares will be entitled to receive the cash payment or payments which such former holder is entitled to receive pursuant to Section 3.1(f) less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered will forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Absolute Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a cash payment in lieu of such certificate as contemplated in Section 5.1(b) less any amounts withheld pursuant to Section 5.3. Any such certificate not duly surrenderer as contemplated in Section 5.1(b) on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”) shall cease to represent a claim by or interest of any former holder of Absolute Shares of any kind or nature against or in Absolute or the Purchaser. On the Final Proscription Date, the cash payment that such former Absolute Shareholder was entitled to receive shall automatically be cancelled without any repayment of capital in respect thereof and such cash payment shall be delivered to the Purchaser (or to such other Person as the Purchaser may direct) by the Depositary.

(d)

Except as contemplated in Section 3.1(c)(i) with respect to any Absolute RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, no later than ten (10) Business Days after the Effective Date, Absolute shall process the cash payments described in Sections 3.1(a)(i), 3.1(b)(i), 3.1(c)(i) and 3.1(e)(i) through Absolute’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of an Incentive Security as reflected on the register(s) maintained by or on behalf of Absolute in respect of the Incentive Securities, representing the amount, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Securities, less any amount withheld pursuant to Section 5.3. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, Absolute is entitled to make the payments contemplated in this Section 5.1(d) in the applicable currency in respect of which Absolute customarily makes payment to such holder by using the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is the Business Day immediately preceding the Effective Date.

(e)

No former holder of Absolute Shares or Incentive Securities shall be entitled to receive any consideration with respect to such Absolute Shares or Incentive Securities other than any cash payment to which such former holder of Absolute Shares or Incentive Securities, as applicable, is entitled to receive pursuant to this Section 5.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith. No dividend or other distribution declared or made on or after the Effective Time with respect to any securities of Absolute with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented securities that were transferred pursuant to Section 3.1.

(f)

Until such time as a former holder of Absolute Shares that were acquired by the Purchaser pursuant to Section 3.1(f)(ii) complies with the provisions of Section 5.1(b), the cash payment to which such former holder is entitled will, subject to Section 5.1(c), be paid to and held by the Depositary, to be held in trust for such former holder for delivery to such former holder, without interest, upon deposit with the Depositary of the document required pursuant to Section 5.1(b).

5.2	Lost Certificates

If any certificate that, immediately prior to the Effective Time, represented one or more outstanding Absolute Shares that were transferred in accordance with Section 3.1 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Absolute Shareholders maintained by or on behalf of Absolute claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate the cash payment that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such cash payment in exchange for such lost, stolen or destroyed certificate, the holder to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such cash payment, give a bond satisfactory to the Purchaser and the Depositary, if requested, in such amount as the Purchaser may direct, or otherwise indemnify the Purchaser, Absolute and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, Absolute and its Subsidiaries, and the Depositary shall be entitled to deduct and withhold from any consideration, or any other amount, payable or otherwise deliverable to any Person under this Plan of Arrangement or the Arrangement Agreement, and from all dividends, interest or other amounts payable to any Person, such amounts as the Purchaser, Absolute or its Subsidiaries, or the Depositary is required to, deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted to the appropriate Governmental Authority from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement or the Arrangement Agreement, and any such amounts deducted or withheld shall be treated for all purposes under this Plan of Arrangement and the Arrangement Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority within the time required and in accordance with applicable Laws. Notwithstanding anything to the contrary, any compensatory amounts payable to any current or former employee of Absolute or any of its Subsidiaries pursuant to or as contemplated by this Plan of Arrangement or the Arrangement Agreement shall be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs and Absolute DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders (registered or beneficial) of Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs and Absolute DSUs, and Absolute, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs or Absolute DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS AND TERMINATION

6.1	Amendments to Plan of Arrangement

(a)

The Purchaser and Absolute reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Purchaser and Absolute; (iii) filed with the Court and, if made following the Absolute Meeting, approved by the Court; and (iv) communicated to holders or former holders of Absolute Shares or Incentive Securities if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Absolute or the Purchaser at any time prior to the Absolute Meeting provided that the other Party shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Absolute Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Absolute Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and Absolute; (ii) it is filed with the Court and (iii) if required by the Court, it is consented to by Absolute Securityholders voting in the manner directed by the Court.

(d)

Notwithstanding anything to the contrary contained herein, Absolute and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Absolute Shareholders (or any other Absolute Securityholders), provided that each such amendment, modification and/or supplement to this Plan of Arrangement (i) concerns a matter that, in the reasonable opinion of Absolute and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Absolute Securityholders or former Absolute Securityholders.

6.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Absolute Software Corporation (“Absolute”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between Absolute and 1414364 B.C. LTD., a corporation existing under the Laws of the Province of British Columbia, dated May 10, 2023, all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Absolute dated •, 2023, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”), involving Absolute and implementing the Arrangement, the full text of which is set out in Appendix • to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.

The Arrangement Agreement and all the transactions contemplated therein, all actions of the directors of Absolute in approving the Arrangement and the Arrangement Agreement and all actions of the directors and officers of Absolute in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the securityholders of Absolute or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Absolute are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Absolute:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.

Any director or officer of Absolute is hereby authorized and directed for and on behalf of Absolute to make or cause to be made an application to the British Columbia Supreme Court for an order approving the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, amended or supplemented).

6.

Any director or officer of Absolute is hereby authorized and directed for and on behalf of Absolute to execute, whether under corporate seal of Absolute or otherwise, and to deliver such records, documents and information as are necessary or desirable to the Registrar of Companies under the BCBCA in accordance with the Arrangement Agreement for filing.

C-1

7.

Any one or more directors or officers of Absolute is hereby authorized, for and on behalf and in the name of Absolute, to execute and deliver, whether under corporate seal of Absolute or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Absolute, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Absolute;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE C

FORM OF D&O SUPPORT AND VOTING AGREEMENT

May 10, 2023

1414364 B.C. LTD.

Suite 1700, Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that 1414364 B.C. LTD. (the “Purchaser”) and Absolute Software Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia), the result of which shall be the acquisition by the Purchaser of all the issued and outstanding shares in the capital of the Company (the “Shares”).

All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.

The undersigned hereby agrees, solely in his or her capacity as a securityholder of the Company and not in his or her capacity as an officer or director of the Company, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of the Arrangement Agreement in accordance with its terms:

(a)

to vote or to cause to be voted all of the Subject Securities (as defined below) entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, (i) in favour of the approval of the Arrangement Resolution, and any proposal to adjourn or postpone the Absolute Meeting if such adjournment or postponement is proposed pursuant to and in compliance with the provisions of the Arrangement Agreement; and (ii) against any Acquisition Proposal and any other matter which could reasonably be expected to frustrate, breach, interfere with, prevent or delay the completion of transactions contemplated in the Arrangement Agreement, including but not limited to material transactions such as (A) any removal, replacement or increase in the board of directors of the Company; (B) any recapitalization, arrangement, amalgamation or other fundamental change, dissolution or liquidation or similar transaction of or involving the Company or any of its Subsidiaries; or (C) any change in the authorized or issued capital of the Company or any amendment of the Company’s articles or notice of articles or other constating documents, in each case other than as contemplated by the Arrangement Agreement or Plan of Arrangement;

(b)

no later than ten (10) days prior to the Absolute Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting, as applicable, in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked, amended or withdrawn without the prior written consent of the Purchaser, and, if applicable, name in such proxy (or proxies) or voting instruction form (or voting instruction forms), as applicable, those individuals as may be designated by the Company in the Absolute Circular for such purpose;

(c)

not to, directly or indirectly (including through any of its Representatives): (i) initiate, solicit, assist, propose, knowingly encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) withdraw support, amend or modify support in a manner adverse to Purchaser, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (v) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement, or (vi) join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal;

(d)

to, and to cause each of its affiliates to and to instruct each of its and their Representatives to, immediately cease and terminate any existing solicitation, knowing encouragement, discussions, negotiations or other activities it is engaged in with any Persons (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(e)

except as contemplated by the Arrangement Agreement and this letter agreement, not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person; (ii) grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities, or requisition or join in any requisition of any meeting of Absolute Shareholders or other securityholders of the Company; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that the undersigned may (x) exercise and/or settle Absolute Options, Absolute PSUs or Absolute RSUs to acquire additional Shares, and (y) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (A) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this letter agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Absolute Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, (B) prompt written notice of such Transfer is provided, (C) the transferee continues to be a corporation, trust, registered retirement savings plan or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned, at all times prior to the termination of this letter agreement; and (D) the transferee agrees in writing in favour of the Purchaser to be bound by all of the terms and conditions of this letter agreement as if it were a party hereto; and

(f)

not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws, including Dissent Rights, or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

2.

Notwithstanding any provision of this letter agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company.

3.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement, (c) as of the date hereof, he or she, or one of his or her Affiliates or associates is, the sole, registered and/or beneficial owner of the number of Shares, Absolute Options, Absolute PSUs, Absolute RSUs, Absolute DSUs, any other securities convertible into or exchangeable or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this letter agreement (collectively, “Subject Securities”), with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and he or she has the sole right to vote (in the case of the Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities, (d) except for the Arrangement Agreement and this letter agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned or the applicable holder of any of the Subject Securities, (e) to the undersigned’s knowledge, there is no claim, action, litigation, audit, investigation, lawsuit, arbitration, mediation or other proceeding pending or threatened against or otherwise affecting the undersigned or this letter agreement which, individually or in the aggregate, would reasonably be expected to have an adverse effect on or otherwise impair the ability of the undersigned to deliver this letter agreement and to perform its obligations contemplated hereby, and (f) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Subject Securities. The undersigned shall not, directly or indirectly (including through any of its Representatives), take any action that would make any representation or warranty made herein untrue or incorrect. The undersigned shall notify Purchaser promptly if any representation or warranty made here becomes untrue or incorrect in any material respect.

4.

Each party hereto shall, at the request of the other party, promptly execute and deliver any and all such further documents and instruments and take or cause to be taken any and all such further actions as may reasonably be required in order to fully perform and carry out the terms and intent of this letter agreement.

5.

Each party hereto agrees that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this letter agreement by a party, the non-breaching party will (so long as the Absolute Termination Fee or the Reverse Termination Fee, as the case may be, has not been paid in accordance with the Arrangement Agreement) be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

6.

This letter agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate and be of no further force or effect upon the earlier of: (i) the Effective Time or (ii) termination of the Arrangement Agreement in accordance with its terms.

7.

This letter agreement shall be governed by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. This letter agreement may be executed in any number of counterparts (including counterparts by electronic copies) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.

The Purchaser may, without the prior written consent of the undersigned, assign, delegate or otherwise Transfer rights and interests hereunder to an assignee of any of its rights and obligations under the Arrangement Agreement pursuant to an assignment thereof in accordance with the Arrangement Agreement. The undersigned may not assign, delegate or otherwise Transfer any of its rights, interests or obligations under this letter agreement without the prior written consent of the Purchaser.

9.

Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this letter agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Absolute Circular.

10.

This letter agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. This letter agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

11.

If the foregoing is in accordance with the Purchaser’s understanding and is agreed to by the Purchaser, please signify the Purchaser’s acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement between the Purchaser and the undersigned.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)
Address:

Quantity and type of Subject Securities owned (beneficially or otherwise) as of the date hereof:

Shares
Options
DSUs
RSUs
PSUs

Accepted and agreed on this ______day of ________________, 2023.

1414364 B.C. LTD.

By:
Name:
Title:

SCHEDULE D

CERTAIN FILINGS

•	Australian Foreign Investment Review Board.

APPENDIX E

PLAN OF ARRANGEMENT

See attached.

E-1

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below or if not defined below, in the Arrangement Agreement:

“Absolute” means Absolute Software Corporation, a corporation existing under the BCBCA;

“Absolute DSU Holder” means a holder of Absolute DSUs;

“Absolute DSU Plan” means the deferred share unit plan of Absolute, effective January 1, 2016;

“Absolute DSUs” means the outstanding deferred share units granted under the Absolute DSU Plan;

“Absolute Meeting” means the special meeting of Absolute Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Absolute Omnibus Plan” means the omnibus equity incentive plan of Absolute, approved by Absolute Shareholders on December 14, 2021;

“Absolute Option Plan” means the 2000 Share Option Plan, as amended and approved by Absolute Shareholders on December 13, 2018;

“Absolute Optionholder” means a holder of Absolute Options;

“Absolute Options” means the outstanding options to purchase Absolute Shares granted under the Absolute Omnibus Plan or the Absolute Option Plan;

“Absolute PRSU Plan” means the performance and restricted share unit plan of Absolute, approved by Absolute Shareholders on December 13, 2018;

“Absolute PSUs” means the outstanding performance share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Absolute PSU Holder” means a holder of Absolute PSUs;

“Absolute RSU Holder” means a holder of Absolute RSUs;

“Absolute RSUs” means the outstanding restricted share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Absolute Securityholders” means the holders of one or more Absolute Shares, Absolute Options, Absolute PSUs or Absolute RSUs;

“Absolute Shareholders” means the holders of Absolute Shares;

“Absolute Shares” means the common shares in the capital of Absolute;

“Absolute Stock Plans” means the Absolute Omnibus Plan, Absolute Option Plan, and Absolute PRSU Plan.

“Arrangement” means the arrangement of Absolute under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of May 10, 2023 between the Purchaser and Absolute, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Absolute Securityholders approving the Plan of Arrangement which is to be considered at the Absolute Meeting in substantially in the form and content of Schedule “B” to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or a federal holiday in the United States on which banks are required or authorized to close;

“Closing” means the closing of the transactions contemplated by the Arrangement Agreement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Absolute and the Purchaser for the purpose of, among other things, exchanging certificates representing Absolute Shares for the Consideration;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered Absolute Shareholder as of the record date of the Absolute Meeting who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date on which the Closing occurs;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as may be mutually agreed by Absolute and the Purchaser;

“Exercise Price” means, in respect of an Absolute Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to Absolute and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Absolute and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Absolute and the Purchaser, each acting reasonably) on appeal;

“Final Proscription Date” shall have the meaning ascribed thereto in Section 5.1(c);

“Incentive Securities” means the Absolute Options, the Absolute PSUs, the Absolute RSUs and the Absolute DSUs.

“Interim Order” means the interim order of the Court, in a form acceptable to Absolute and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Absolute Meeting;

“Letter of Transmittal” means the letter of transmittal sent to Absolute Shareholders together with the Absolute Circular or such other equivalent form of letter of transmittal acceptable to the Purchaser acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, defect of title, restriction or adverse rights or claims, prior claim, encroachments, occupancy right, covenant, assignment, lien (statutory or otherwise), other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right of first refusal or first offer, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, in each case whether contingent or absolute; provided that “Liens” excludes non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

“Option Consideration” means, in respect of each Absolute Option, a cash amount equal to the amount, if any, by which (i) the Per Share Consideration exceeds (ii) the applicable Exercise Price;

“Parties” means Absolute and the Purchaser, and “Party” means either of them;

“Per Share Consideration” means US$11.50 in cash per Absolute Share, without interest;

“Purchaser” means the Purchaser, a corporation existing under the BCBCA;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“U.S. Equivalent” means, in respect of Absolute Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is five (5) Business Day immediately preceding the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either male or female gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States and “$” refers to US dollars.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	the Purchaser;

(b)	Absolute;

(c)	all registered and beneficial holders of Absolute Shares, including Dissenting Shareholders;

(d)	all registered and beneficial holders of Absolute Options;

(e)	all registered and beneficial holders of Absolute PSUs;

(f)	all registered and beneficial holders of Absolute RSUs;

(g)	all registered and beneficial holders of Absolute DSUs;

(h)	the Depositary; and

all other Persons, without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

On the Effective Date, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, commencing as at the Effective Time:

(a)	With respect to the Absolute Options:

(i)

each Absolute Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Absolute Option, net of any applicable withholding tax, which withholding will be remitted, to the appropriate Governmental Authority to the extent required by law, and such Absolute Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Absolute Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Absolute Option any amount in respect of such Absolute Option, and such Absolute Option shall be immediately cancelled; and

(ii)

the holder of an Absolute Option will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute Option or under the Absolute Option Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute Options and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute Option;

(b)	With respect to the Absolute PSUs;

(i)

each award of Absolute PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to (x) the number of Absolute Shares underlying such Absolute PSUs (assuming an “Adjustment Factor” (as such term is defined in the applicable Absolute Stock Plan) of 150%), multiplied by (y) the Per Share Consideration (“PSU Consideration”); provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the Absolute PSUs, subject to continued service through the applicable vesting date (provided that (A) any allowances under the corresponding award of Absolute PSUs for continued vesting following termination of service will continue to apply and (B) if the employment of any holder of such Absolute PSU is terminated without Cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such PSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by this Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of Absolute PSUs; provided further that with respect to any Absolute PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code; and

(ii)

the holder of an Absolute PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute PSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute PSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute PSU;

(c)	With respect to the Absolute RSUs;

(i)

each award of Absolute RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to (x) the number of Absolute Shares subject to the award of Absolute RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Consideration (the “RSU Consideration”), net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Absolute RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the Absolute RSUs, subject to continued service through each applicable vesting date (provided that (A) any allowances under the corresponding award of Absolute RSUs for continued vesting following termination of services will continue to apply and (B) if the employment of any holder of Absolute RSUs is terminated without Cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such RSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by this Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of Absolute RSUs; provided further that with respect to any Absolute RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code;

(ii)

an Absolute RSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute RSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute RSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute RSU; and

(iii)	the Absolute PRSU Plan and any and all awards or similar agreements relating to the Absolute RSUs will be cancelled;

(d)

The Absolute Omnibus Plan, the Absolute PRSU Plan, the Absolute Option Plan and any and all awards or similar agreements relating to the Absolute Options, Absolute PSUs and Absolute RSUs, will be terminated and of no further force and effect and the Absolute Board shall take all action required to effectuate the foregoing;

(e)	With respect to the Absolute DSUs;

(i)

each Absolute DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law;

(ii)

an Absolute DSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute DSU or under the Absolute DSU Plan or under any and all award or similar agreements relating to such Absolute DSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute DSU; and

(iii)

unless Purchaser notifies Absolute otherwise in writing not later than five (5) Business Days prior to the Effective Date, the Absolute DSU Plan and any and all award or similar agreements relating to the Absolute DSUs will be cancelled by resolutions adopted by the Company prior to the Effective Time (but such termination may be contingent upon the Closing).

(f)	With respect to the Absolute Shares:

(i)

each Absolute Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to be directly transferred and assigned by such Dissenting Shareholder to the Purchaser (free and clear of any Liens) and such Dissenting Shareholder shall cease to be the holder of such Absolute Share and to have any rights as a holder of such Absolute Share other than the right to receive the consideration determined and payable in accordance with Article 4;

(ii)

concurrently with the step in Section 3.1(f)(i), each Absolute Share (other than any Absolute Shares held by Dissenting Shareholders who have validly exercised Dissent Rights) shall be deemed to be directly transferred and assigned to the Purchaser (free and clear of any Liens) in exchange for the Per Share Consideration, and the holder thereof will cease to be the holder thereof and to have any rights as a holder of such Absolute Share other than the right to receive the Per Share Consideration, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law; and

(iii)	at the same time as the steps in Section 3.1(f)(i) and 3.1(f)(ii), with respect to each Absolute Share:

(A)

the registered holder thereof shall cease to be the registered holder of such Absolute Share and the name of such registered holder shall be removed from the register of Absolute Shareholders as of the Effective Time; and

(B)	the Purchaser will be the holder and the legal and beneficial owner of all of the outstanding Absolute Shares and the register of Absolute Shareholders shall be revised accordingly.

3.2	Adjustment to Consideration.

If, on or after the date of the Arrangement Agreement, Absolute sets a record date for any dividend or other distribution on the Absolute Shares that is prior to the Effective Time or Absolute pays any dividend or other distribution on the Absolute Shares prior to the Effective Time (other than the payment of the quarterly dividend of CAD$0.08 per Absolute Share payable on May 24, 2023 to Absolute Shareholders of record at the close of business on May 11, 2023), in each case, without obtaining the prior written consent of the Purchaser (which consent may be withheld at the Purchaser’s sole discretion) then the Per Share Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Absolute Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to the Purchaser and its Affiliates, taking into account any reduction in cash or other assets of Absolute or its Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Per Share Consideration as so adjusted, from and after the date of such event, shall be the Per Share Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 3.2 shall, or shall be construed to, permit Absolute to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, registered holders of Absolute Shares as of the record date of the Absolute Meeting may exercise rights of dissent with respect to all Absolute Shares held by such registered holders (“Dissent Rights”) under Section 242 and 247 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Absolute Shares in connection with the Arrangement, provided that notwithstanding Section 242 of the BCBCA, the written notice setting forth the objection of such registered Absolute Shareholders to the Arrangement and exercise of Dissent Rights must be received by Absolute not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Absolute Meeting or any date to which the Absolute Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value by the Purchaser for their Absolute Shares, less any applicable withholding tax, shall be deemed not to have participated in the Arrangement and shall be entitled to be paid the amount to which the dissenting Absolute Shareholder is entitled for their Absolute Shares in respect of which Dissent Rights are validly exercised in accordance with Section 245 of the BCBCA; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Absolute Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Absolute Shares and shall be entitled to receive only the Per Share Consideration for each Absolute Share contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)

In no circumstances shall Absolute, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (i) is the registered holder of those Absolute Shares in respect of which such rights are sought to be exercised as of the record date of the Absolute Meeting and as of the deadline for exercising Dissent Rights and (ii) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time; and

(c)

For greater certainty, in no case shall Absolute, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Absolute Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Absolute Shares as of the Effective Time. For greater certainty, Absolute Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

(d)

Absolute Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the consideration to which Absolute Shareholders who have not exercised Dissent Rights are entitled under Section 3.1(f)(ii) hereof, less any applicable withholdings.

(e)

In addition to any other restrictions under the BCBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities and (ii) Absolute Shareholders who vote or have instructed a proxyholder to vote Absolute Shares in favor of the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment of Consideration

(a)

At or before the Closing, the Purchaser will deposit or cause to be deposited with the Depositary, in escrow for the benefit of the Absolute Shareholders (other than Dissenting Shareholders), cash in an aggregate amount equal to the payment obligations contemplated by Section 3.1(f).

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Absolute Shares that were transferred under Section 3.1(f), together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of Absolute after giving effect to Section 3.1(f), the former registered holder of such Absolute Shares will be entitled to receive the cash payment or payments which such former holder is entitled to receive pursuant to Section 3.1(f) less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered will forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Absolute Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a cash payment in lieu of such certificate as contemplated in Section 5.1(b) less any amounts withheld pursuant to Section 5.3. Any such certificate not duly surrenderer as contemplated in Section 5.1(b) on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”) shall cease to represent a claim by or interest of any former holder of Absolute Shares of any kind or nature against or in Absolute or the Purchaser. On the Final Proscription Date, the cash payment that such former Absolute Shareholder was entitled to receive shall automatically be cancelled without any repayment of capital in respect thereof and such cash payment shall be delivered to the Purchaser (or to such other Person as the Purchaser may direct) by the Depositary.

(d)

Except as contemplated in Section 3.1(c)(i) with respect to any Absolute RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, no later than ten (10) Business Days after the Effective Date, Absolute shall process the cash payments described in Sections 3.1(a)(i), 3.1(b)(i), 3.1(c)(i) and 3.1(e)(i) through Absolute’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of an Incentive Security as reflected on the register(s) maintained by or on behalf of Absolute in respect of the Incentive Securities, representing the amount, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Securities, less any amount withheld pursuant to Section 5.3. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, Absolute is entitled to make the payments contemplated in this Section 5.1(d) in the applicable currency in respect of which Absolute customarily makes payment to such holder by using the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is the Business Day immediately preceding the Effective Date.

(e)

No former holder of Absolute Shares or Incentive Securities shall be entitled to receive any consideration with respect to such Absolute Shares or Incentive Securities other than any cash payment to which such former holder of Absolute Shares or Incentive Securities, as applicable, is entitled to receive pursuant to this

Section 5.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith. No dividend or other distribution declared or made on or after the Effective Time with respect to any securities of Absolute with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented securities that were transferred pursuant to Section 3.1.

(f)

Until such time as a former holder of Absolute Shares that were acquired by the Purchaser pursuant to Section 3.1(f)(ii) complies with the provisions of Section 5.1(b), the cash payment to which such former holder is entitled will, subject to Section 5.1(c), be paid to and held by the Depositary, to be held in trust for such former holder for delivery to such former holder, without interest, upon deposit with the Depositary of the document required pursuant to Section 5.1(b).

5.2	Lost Certificates

If any certificate that, immediately prior to the Effective Time, represented one or more outstanding Absolute Shares that were transferred in accordance with Section 3.1 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Absolute Shareholders maintained by or on behalf of Absolute claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate the cash payment that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such cash payment in exchange for such lost, stolen or destroyed certificate, the holder to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such cash payment, give a bond satisfactory to the Purchaser and the Depositary, if requested, in such amount as the Purchaser may direct, or otherwise indemnify the Purchaser, Absolute and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, Absolute and its Subsidiaries, and the Depositary shall be entitled to deduct and withhold from any consideration, or any other amount, payable or otherwise deliverable to any Person under this Plan of Arrangement or the Arrangement Agreement, and from all dividends, interest or other amounts payable to any Person, such amounts as the Purchaser, Absolute or its Subsidiaries, or the Depositary is required to, deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted to the appropriate Governmental Authority from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement or the Arrangement Agreement, and any such amounts deducted or withheld shall be treated for all purposes under this Plan of Arrangement and the Arrangement Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority within the time required and in accordance with applicable Laws. Notwithstanding anything to the contrary, any compensatory amounts payable to any current or former employee of Absolute or any of its Subsidiaries pursuant to or as contemplated by this Plan of Arrangement or the Arrangement Agreement shall be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs and Absolute DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders (registered or beneficial) of Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs and Absolute DSUs, and Absolute, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs or Absolute DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS AND TERMINATION

6.1	Amendments to Plan of Arrangement

(a)

The Purchaser and Absolute reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Purchaser and Absolute; (iii) filed with the Court and, if made following the Absolute Meeting, approved by the Court; and (iv) communicated to holders or former holders of Absolute Shares or Incentive Securities if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Absolute or the Purchaser at any time prior to the Absolute Meeting provided that the other Party shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Absolute Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Absolute Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and Absolute; (ii) it is filed with the Court and (iii) if required by the Court, it is consented to by Absolute Securityholders voting in the manner directed by the Court.

(d)

Notwithstanding anything to the contrary contained herein, Absolute and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Absolute Shareholders (or any other Absolute Securityholders), provided that each such amendment, modification and/or supplement to this Plan of Arrangement (i) concerns a matter that, in the reasonable opinion of Absolute and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Absolute Securityholders or former Absolute Securityholders.

6.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX F

INTERIM ORDER

See attached.

F-1

A VANCOUVER REGISTRY ‘ MAY 2 3 2023 ·s ·2 3 3 7 9 o Nb. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ABSOLUTE SOFTWARE CORPORATION AND 1414364 B.C. LTD. ABSOLUTE SOFTWARE CORPORATJON PETITIONER ORDER MADE AFTER APPLICATION BEFORE MAS-“1“6-. !!- ) 23/May/2023 ) ) ON THE APPLICATION of the Petitioner, Absolute Software Corporation (“Absolute”) for an Interim Order pursuant to its Petition filed on May 23, 2023. [x] without notice coming on for hearing at Vancouver, British Columbia on May 23, 2023, and on hearing Sean K. Boyle, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Christy Wyatt sworn on May 22, 2023 (the “Wyatt Affidavit’’); THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of Special Meeting of Securityholders and Management Information Circular (collectively, the “Circular”) attached as Exhibit “A” to the Wyatt Affidavit.

MEETING 2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Absolute is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of Absolute (the “Absolute Shares”, the holders of which are the “Absolute Shareholders”) the holders of options to purchase Absolute Shares (the “Options”, the holders of which are the “Absolute Optionholders”), the holders of restricted share units of Absolute (the “RSUs”, the holders of which are the “Absolute RSU Holders”), the holders of performance share units of Absolute (the “PSUs”, the holders of which are the “Absolute PSU Holders”), the holders of deferred share units of Absolute (the “DSUs”, the holders of which are the “Absolute DSU Holders”, and collectively with the Absolute Shareholders, the Absolute Optionholders, the Absolute RSU Holders and the Absolute PSU Holders, the “Absolute Securityholders”) to be held at 10:00 a.m. (Vancouver Time) on June 29, 2023 (the “Meeting”), at Suite 3500- 1133 Melville Steet Vancouver, British Columbia V6E 4E5: (a) to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Absolute Securityholders approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA substantially as contemplated in the plan of arrangement (the “Plan of Arrangement”), the full text of which is set forth in Appendix “Ł” to the Circular; and (b) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof. 3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Absolute and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT 4. Notwithstanding the provisions of the BCBCA and the articles of Absolute, and subject to the terms of the Arrangement Agreement, Absolute, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Absolute Securityholders . respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to the Absolute Securityhotders by one of the methods specified in paragraph 9 ofthis Interim Order. 5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting. AMENDMENTS 6. Prior to the Meeting, Absolute is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, without any other prior notice or communication to the Absolute Securityholders, and the Arrangement and Plan. of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution. RECORD DATE 7. The record date for determining the Absolute Security holders to receive notice of, attend and vote at the Meeting will be the close of business on May 23, 2023 (the “Record Date”). NOTICE OF MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Absolute will not be required to send to the Absolute Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA. 9. The Circular, the form of proxy, letter of transmittal and election form, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits ‘W’, “8, and “C, to the Wyatt Affidavit, with such deletions, amendments or additions thereto as counsel for Absolute may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to: (a) the registered Absolute Shareholders, Absolute Optionholders, Absolute RSU Holders, Absolute PSU Holders and Absolute DSU Holders as they appear on the central securities register of Absolute or the records of its registrar and transfer agent as at the close of business on the Record Date, the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods: (i) by prepaid ordinary or air mail addressed to such Absolute Securityholder at their addresses as they appear in the applicable records of Absolute or its registrar and transfer agent as at the Record Date; (ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or (iii) by email or facsimile transmission to any such Absolute Securityholder who has previously identified himself, herself or itself to the satisfaction of Absolute acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request; (b) in the case of non-registered Absolute Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21 51) day prior to the date of the Meeting; and (c) the directors and auditors of Absolute by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting. 10. Accidental failure of or omission by Absolute to give notice to any one or more Absolute Securityholder or any other persons entitled thereto, or the non-receipt of such notice by one or more Absolute Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Absolute (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Absolute, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 11. Provided that notice of the Meeting is given and the Meeting Materials are provided to the Absolute Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived. DEEMED RECEIPT OF NOTICE 12. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received: (a) in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing; (b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch. UPDATING MEETING MATERIALS 13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Absolute Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Absolute Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Absolute.

QUORUM AND VOTING 14. The quorum required at the Meeting will be at least two persons present In person, each being an Absolute Shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for such Absolute Shareholder so entitled, representing at least 25% of the issued and outstanding Absolute Shares. 15. The vote required to pass the Arrangement Resolution will be the affirmative vote of at least: (a) . 66%% of the votes cast on the Arrangement Resolution by Absolute Shareholders, present in person or represented by proxy at the Meeting; (b) 66%% of the votes cast on the Arrangement Resolution by the Absolute Securltyholders, present in person or represented by proxy at the Meeting, voting together as a single class; and (c) a majority of the votes cast on the Arrangement Resolution by Absolute Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose the votes required to be excluded by Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions. 16. In all other respects, the terms, restrictions and conditions set out in the articles of Absolute will apply in respect of the Meeting. PERMITTED ATTENDEES 17. The only persons entitled to attend the Meeting will be (i) the Absolute Securltyholders or their respective proxyholders as of the Record Date, (II) Absolute’s directors, officers, auditors and advisors, (iii) representatives of 1414364 B.C. Ltd., and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Absolute Securltyholders as at the close of business on the Record Date, or their respective proxyholders. SCRUTINEERS 18. Representatives of Absolute’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutlneers for the Meeting.

SOLICITATION OF PROXIES 19. Absolute is authorized to use the form of proxy and letter of transmittal and election form in connection with the Meeting, in substantially the same form as attached as Exhibit “8” to the Wyatt Affidavit and Absolute may in its discretion, and in accordance with the terms of the Arrangement Agreement, waive generally the time limits for deposit of proxies by Absolute Securityholders if Absolute deems it reasonable to do so. Absolute is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and ‘through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 20. The deadline for the submis.sion of proxies by Absolute Shareholders for the Meeting shall be 48 hours prior to the time of the Meeting or, in the case of any adjournment or postponement of the Meeting, 48 hours prior to the time of the Meeting so adjourned or postponed (excluding days which are Saturdays, Sundays and statutory holidays in Vancouver, British Columbia). 21. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Absolute may in its discretion, and in accordance with the terms of the Arrangement Agreement, waive the time limits for the deposit of proxies by Absolute Securityholders if Absolute deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting. DISSENT RIGHTS 22. Each registered Absolute Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247    of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and any other order of this Court. 23. Registered Absolute Shareholders will be the only Absolute Shareholders entitled to exercise rights of dissent. A beneficial holder of Absolute Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Absolute Shareholder to dissent on behalf of the beneficial holder of Absolute Shares or, alternatively, make arrangements to become a registered Absolute Shareholder.

24. In order for a registered Absolute Shareholder to exercise such right of dissent (the “Dissent Right”): (a) a Dissenting Absolute Shareholder must deliver a written notice of dissent which must be received by Absolute at c/o Blake, Cassels & Graydon, Suite 2600- 595 Burrard Street, Vancouver, BC, V7X 1L3,    Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com, by 5:00 p.m. (Vancouver Time) on June 27, 2023 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent; (b) a Dissenting Absolute Shareholder must not vote, or must not instruct a proxyholder to vote, any of his, her or its Absolute Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (c) a Dissenting Absolute Shareholder must dissent with respect to all of the Absolute Shares held by such person; and (d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and any other order of this Court. 25. Notice to the Absolute Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Absolute Shareholders in accordance with this Interim Order. 26. Subject to further order of this Court, the rights available to the Absolute Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Absolute Shareholders with respect to the Arrangement. APPLICATION FOR FINAL ORDER 27. Upon the approval, with or without variation, by the Absolute Securityholders of the Arrangement, in the manner set forth in this Interim Order, Absolute may apply to this Court for, inter alia, an order:

(a) pursuant to BCBCA Sections 291 (4)(a) and 295, approving the Arrangement; and (b) pursuant to BCBCA Section 291 (4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities for cash consideration to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive cash consideration in the exchange; (collectively, the “Final Order”), and the hearing of the Final Order will be held on July 4 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct. 28. The form of Notice of Hearing of Petition attached to the Wyatt Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Absolute Securityholder has the right to appear (either In person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order; 29. Any Absolute Securityholder seeking to appear at the hearing of the application for the Final Order must: (a) file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Courl Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at: Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3    Attention: Sean K. Boyle by or before 4:00 p.m. (Vancouver time) on June 29, 2023. 30. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

31. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE 32. Absolute will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. 33. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Absolute, this Interim Order will govern. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of lawyer for Petition Sean K. Boyle

No.

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ABSOLUTE SOFTWARE CORPORATION

AND 1414364 B.C. LTD.

ABSOLUTE SOFTWARE CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION

Sean K. Boyle

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC, V7X 1L3

(604) 631-3300

Agent: Dye & Durham

APPENDIX G

NOTICE OF HEARING OF PETITION

See attached.

G-1

No.

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ABSOLUTE SOFTWARE CORPORATION

AND 1414364 B.C. LTD.

ABSOLUTE SOFTWARE CORPORATION

PETITIONER

NOTICE OF HEARING OF PETITION

To: The holders of common shares (the “Absolute Shares” the holders of which are the “Absolute Shareholders”) of Absolute Software Corporation (“Absolute”)

And to: The holders of options to purchase Absolute Shares (the “Absolute Options” the holders of which are the “Absolute Optionholders”)

And to: The holders of restricted share units of Absolute (the “Absolute RSUs”, the holders of which hare the “Absolute RSU Holders”)

And to: The holders of performance share units of Absolute (the (“Absolute PSUs”, the holders of which are the “Absolute PSU Holders”)

And to: The holders of deferred share units of Absolute (the “Absolute DSUs”, the holders of which are the “Absolute DSU Holders”, and with the Absolute Shareholders, Absolute Optionholders, Absolute RSU Holders and Absolute PSU Holders, the “Absolute Securityholders”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on May 23, 2023, the Court has given directions as to the calling of a special meeting of the Absolute Securityholders for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement that will result in, among other things, the Absolute Securityholders receiving as applicable:

(a)	in the case of each Absolute Share, US$11.50 per Absolute Share held (the “Per Share Consideration”);

(b)

in the case of each Absolute Option, a cash payment from Absolute equal to the amount, if any, by which the Per Share Consideration exceeds the exercise price of such Absolute Option, net of any applicable withholding tax, and all outstanding Absolute Options immediately being cancelled; and

(c)

in the case of each Absolute RSU, a cash payment equal to the number of Shares subject to the award of the Absolute RSU multiplied by the Per Share Consideration, net of any applicable withholding tax, provided that 50% of such cash payment will be payable promptly following the Effective Time and the remaining 50% will vest and be payable on the original vesting schedule of such Absolute RSU subject to continued service through each applicable vesting date, and such Absolute RSU immediately being cancelled;

(d)

in the case of each Absolute PSU, a non-transferable restricted cash award having an aggregate value equal to the number of Shares underlying such Absolute PSU, assuming an adjustment factor of 150%, multiplied by the Per Share Consideration, net of any applicable withholding tax, provided that 50% of the restricted cash award will be payable promptly following the Effective Time and the remaining 50% will vest and be payable on the original vesting date of such performance share unit subject to continued service through each applicable vesting date, and such Absolute PSU immediately being cancelled; and

(e)

in the case of each Absolute DSU, a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding tax, for each DSU held, and such Absolute DSU immediately being cancelled;

to be effected thereby are procedurally and substantively fair and reasonable to the Absolute Securityholders, and shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on July 4, 2023 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on June 29, 2023.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Absolute Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Absolute Securityholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: May 23, 2023	(signed) “Sean K. Boyle”
Signature of lawyer for Petitioner
Sean K. Boyle

APPENDIX H

DISSENT PROVISIONS OF THE BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a) pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Questions and requests for assistance with voting may be directed to Absolute Software Corporation’s proxy solicitation agent and shareholder communications advisor:

North America Toll Free: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com